where innovation meets impact

IFC ANNUAL REPORT 2010

International Finance Corp

highlights and leadership

financial highlights

Dollars in millions	2010	2009	2008	2007	2006
	as of and for the years ended June 30*				
Net income (loss)	1,746	(151)	1,547	2,490	1,264
Grants to IDA	200	450	500	150	–
Income before grants to IDA	1,946	299	2,047	2,640	1,264
Total assets	61,075	51,483	49,471	40,599	38,547
Loans, equity investments, and debt securities, net	25,944	22,214	23,319	15,796	12,787
Key ratios					
Return on average assets (GAAP basis)	3.1%	-0.3%	3.4%	6.3%	3.2%
Return on average capital (GAAP basis)	10.1%	-0.9%	9.6%	19.8%	12.1%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	71%	75%	62%	85%	112%
Debt to equity ratio	2.2:1	2.1:1	1.6:1	1.4:1	1.6:1
Total resources required ($ billions)	12.8	10.9	10.4	8.0	n/a
Total resources available ($ billions)	16.8	14.8	15.0	13.8	n/a
Total reserve against losses on loans to total disbursed loan portfolio	7.4%	7.4%	5.5%	6.5%	8.3%

*See Management's Discussion and Analysis and Consolidated Financial Statements for details on the calculation of these numbers.

operational highlights

Dollars in millions	2010	2009	2008	2007	2006
	as of and for the years ended June 30				
New Investment Commitments					
Number of projects	528	447	372	299	284
Number of countries	103	103	85	69	66
For IFC's own account	$12,664	$10,547	$11,399	$8,220	$6,703
Mobilization					
Syndicated loans	$1,986	$1,858	$3,250	$1,775	$1,572
Structured finance	$797	$169	$1,403	$2,083	$1,245
IFC initiatives & other	$2,358	$1,927			
Asset Management Company	$236	$8			
Total mobilization †	$5,377	$3,962	$4,653	$3,858	$2,817
Investment Disbursements					
For IFC's own account	$6,793	$5,640	$7,539	$5,841	$4,428
Total mobilization †	$3,048	$1,966	$2,382	$1,615	$1,311
Committed Portfolio					
Number of firms	1,656	1,579	1,490	1,410	1,368
For IFC's own account	$38,864	$34,502	$32,366	$25,411	$21,627
Total mobilization †	$9,943	$8,004	$7,525	$5,543	$5,079
Advisory Services					
Number of projects	736	872	862	1,018	
Approved value	$859	$941	$919	$846	
Advisory Services total expenditures	$268	$291	$269	$197	$152

† includes IFC Initiatives, Syndicated B-Loans, Agented Parallel Loans, and IFC Asset Management Company

IFC is a member of the World Bank Group

creating opportunity where it's needed most



THE CONTEXT

why the private sector matters more than ever

The world paid a steep price for defects in the global financial system. In the economic crisis that ensued, millions of people were pushed back into poverty. In many countries, public confidence in the virtues of private markets dwindled.

Yet prosperity cannot be restored and sustained without a major contribution from the private sector. The private sector provides more than 90 percent of jobs, creating opportunities for people to improve their lives. The private sector drives innovation, and provides the goods and services needed to sustain and improve living standards. The private sector is also the main source of tax revenues, contributing to public funding for health, education, and other services.

These contributions are more important than ever in the wake of the crisis, when governments face even greater constraints in serving their societies. The resources needed to alleviate poverty and advance development are too vast for governments to provide on their own. The World Bank estimates the international financing needs of developing countries at $1.1 trillion in 2010—most of which is expected to come from private investors. In addition, more than 80 percent of the investment needed for climate-change mitigation and adaptation is expected to come from private sources.

Today, most developing countries recognize the critical role of the private sector in development and poverty reduction. Developing countries account for a growing share of the global economy. They have a vital interest in getting private sector development right. So does the rest of the world.

THE CHALLENGE

the dilemmas of private sector development

Our belief in the private sector doesn't blind us to the challenges of sustainable private sector development.

Most firms would prefer to operate free of regulatory constraint—yet regulation may be necessary to protect a range of important social interests, including the environment. Many firms would prefer a range of special privileges—even if this is inimical to the development of dynamic competitive markets that drive innovation and long-term growth. Sustainable private sector development thus requires striking a careful balance between a range of short- and long-term perspectives.

Striking that balance is a challenge for all countries, rich and poor. But it can be acute in developing countries, where the gap between needs and available means is large. In East Asia, for example, expanded production of palm oil has helped raise incomes in poor and rural areas—yet it has also fueled concerns over deforestation and the rights of indigenous people.

IFC helps to address these challenges in many ways. We work to raise the norms of private sector behavior, not only with respect to environmental and social issues but also with respect to issues of finance and corporate governance. We also work with governments to improve the regulation of private markets—with the goal of creating an investment climate that, under a prudent governance system, allows contracts to be respected, social interests to be protected, and corruption to be reduced.

This is challenging work, and it can involve difficult judgments and tradeoffs. But throughout our history, IFC has made a practice of taking on difficult tasks—knowing that the lessons we learn from our experience will help us steer the private sector to make an even greater contribution to growth and poverty reduction.

THE SOLUTION

IFC's unique role in development

IFC is ideally positioned to confront the challenges of private sector development. We account for nearly a third of all development financing provided to the private sector by international financial institutions.

We bring a global perspective, allowing us to leverage our experience not only between countries but across developing regions. We complement our financing with world-class advisory services for firms and governments. Our focus on delivering measurable development results doesn't simply help the poor—it has far-reaching effects on the private sector itself.

We bring financial leverage to bear in addressing the leading development challenges of our time, giving businesses in more than 100 countries the capital they need to create jobs and provide essential services. Our leverage in the policy arena, underpinned by our membership in the World Bank Group, is equally significant, promoting the adoption of standards that will establish sustainable business models and guide investment for years to come.

The normative effect of our work is evident in the Equator Principles that govern commercial project finance and the Performance Standards we use to manage environmental and social risks. That standard-setting work makes IFC and our clients more resilient to economic shocks, strengthening the financial system along the way.

Moreover, our outcome-oriented strategy emphasizes achieving quantifiable development results and measuring them in a way that helps us—and the public—understand how well we are doing, and where we can improve. At a time of scarce public resources, IFC is able to invest in some of the world's most challenging spots, improving lives and generating profits. This "demonstration effect" is powerful—it encourages private companies to follow our lead, beginning a virtuous circle.



1 highlights and leadership



where innovation meets impact

More than 200 million people in the developing world were out of work this year. Over 1 billion are hungry, while millions more are confronting the threat that climate change poses. The United Nations estimates that 884 million people don't have safe drinking water and more than 2.6 billion people lack basic sanitation. The population of the developing world will expand by a third over the next four decades, growth that will strain already weak infrastructure.



In this environment, IFC is innovating to create opportunity where it's needed most. We committed a record $18 billion in fiscal year 2010, $12.7 billion of which was for our own account. We invested in 528 projects, an 18 percent increase from FY09. Our Advisory Services portfolio comprised 736 active projects valued at more than $850 million, with annual expenditures totaling $268 million.



Countries served by the International Development Association, or IDA, accounted for nearly half our investments—255 projects totaling $4.9 billion—and more than 60 percent of our Advisory Services expenditures. Sub-Saharan Africa accounted for 19 percent of our investment commitments and 25 percent of our Advisory Services expenditures. We invested a record $1.64 billion in clean energy, leveraging $6.8 billion, while climate change–related projects grew to 15 percent of the value of our Advisory Services portfolio. Our investments in microfinance rose 10 percent to $400 million, expanding our microfinance portfolio to $1.2 billion.



letter from the World Bank Group President


ROBERT B. ZOELLICK
WORLD BANK GROUP
PRESIDENT

More than two years after the onset of the financial crisis, the economic recovery remains fragile and uncertain. Billions of people continue to struggle to provide for themselves and their families. With government resources constrained by lower tax revenues and higher expenditures to assist those hurt by the crisis, financing to invest in infrastructure and other long-term drivers of growth is often lacking. Small businesses have trouble accessing the loans they need to hire new workers and expand into new markets. Yet a healthy, forward-looking private sector is fundamental to achieving a sustained recovery that creates jobs and opportunity while building wealth from the bottom up.

In a shifting economic landscape, the World Bank Group is responding with speed, innovation, and a focus on results.

IFC's work over the last year exemplifies that response. I am pleased to introduce an Annual Report that shows how IFC is addressing the world's most difficult challenges based on the belief that the private sector in developing countries will be the engine of inclusive and sustainable growth. With its partners in the private and public sectors, IFC offered hope and a hand up to millions of vulnerable people in 2010. IFC financed a record number of projects. It concentrated more of its resources in countries served by the International Development Association, particularly in Sub-Saharan Africa. In these and other less developed regions, IFC is providing urgently needed support to entrepreneurs, small and midsize businesses, farmers, and growing enterprises; giving businesses access to trade finance; helping develop new business opportunities with renewable and efficient energy sources; and advising governments on ways to enhance the investment climate and spur public-private partnerships.

In the emerging multipolar economy, the world can no longer rely on a few developed countries as the sources of growth. The developing world's share of global GDP in purchasing-power-parity terms reached 43 percent in 2010—a trend that will continue in the years ahead. With IFC's help, emerging economies are becoming critical new poles of growth with dynamic private sectors. These private sectors will add to innovation, inventiveness, new business models, more services for the public—and stronger societies.





RESPONDING WITH INNOVATION

IFC offered hope and a hand up to millions of vulnerable people in 2010.

In 2010, IFC's commitments—including the funds it mobilized from other sources—expanded by 24 percent. IFC invested $4.9 billion for its own account in 58 IDA countries, a reflection of its commitment to establishing a thriving private sector in the poorest regions. Sub-Saharan Africa accounted for 116 IFC projects. IFC's work is helping conflict-scarred countries to start and build businesses as they put people back to work. In post-earthquake Haiti, IFC will help the country build back better by improving prospects for the private sector.

IFC's influence reaches far beyond straightforward investments. In its search for new ways to channel finance to the poor seeking opportunity, the groundbreaking IFC Asset Management Company showed great promise in its first year. Its African, Latin American, and Caribbean Fund raised $950 million from sovereign and pension funds attracted by IFC's expertise in developing countries. This is part of a new financial intermediation model in development that we believe will continue to grow in the future. Increasingly, long-term investors are recognizing growth opportunities in Africa and other less developed regions, and they are recognizing how IFC's experience, track record, and high standards can help them explore new possibilities for returns.

IFC's cooperation with other units of the World Bank Group enhanced its effectiveness in 2010. A new agreement will allow IFC to market the products of the Multilateral Investment Guarantee Agency, a deal that will give businesses added comfort as they move into riskier markets.

At the same time, a series of operational reforms are enhancing the World Bank Group's effectiveness by making our institution more accountable and transparent. We are changing our approach to investment lending to put greater emphasis on results and risk management and providing more resources to fight corruption. An agreement on cross-debarment we signed with the other multilateral development banks will ban firms that cheat one of our institutions from dealing with all the others. These reforms will be bolstered by the World Bank Group's increase in voting power for developing and transition countries.

I want to thank IFC's staff for the hard work that made 2010 such a successful year. In an economic environment beset by setbacks, they rose to the occasion, tackling stiff challenges with fresh ideas, ingenuity, and boundless energy. I also want to thank Lars Thunell, whose leadership, stewardship, and top-notch team helped deliver IFC's record performance. Our Board of Governors, Board of Directors, and our contributors and partners deserve praise as well. Their input and guidance is a critical factor in our success.

Robert B. Zoellick

Robert B. Zoellick
World Bank Group President

letter from IFC Executive Vice President and Chief Executive Officer



LARS H. THUNELL
IFC EXECUTIVE VICE PRESIDENT AND CHIEF EXECUTIVE OFFICER

The role of the private sector in development has never been more important.

In a world with vast and shifting development needs and increasing constraints on public funding, the private sector creates jobs and opportunity, helping the poor improve their lives, generating tax revenues for governments, and providing the global economy with new sources of growth. IFC, the largest international development institution focused on the private sector, is helping link dynamic companies and industries with the needs of the poor.

IFC is where innovation meets impact.

We provide value for money—through the resources we mobilize, the advice we provide, and the example we set for sustainable development. This Annual Report highlights IFC's achievements in confronting the biggest development challenges of our time, challenges that have existed for generations but grown more severe in the economic turbulence of recent years.

Rising unemployment has prolonged the cycle of poverty in the world's poorest regions. More than 1 billion people are hungry. Nearly 900 million go without safe drinking water. More than 1.5 billion people lack access to electricity. Sixty-nine million school-age children do not attend school, mainly because their families cannot afford it.

IFC is there to help.

We provide financing and advice that lets small entrepreneurs expand their businesses and hire new workers. The advice we offer helps companies and governments raise social and environmental standards, and mitigate risks. The funds we leverage from other sources bring additional capital to worthy projects. Our standard-setting work builds stronger companies and industries over the long term. We are a leader in measuring development results, which allows us and our stakeholders to gauge our performance and improve on it.

In neglected regions of Sub-Saharan Africa, impoverished parts of South Asia, or struggling areas of Latin America, our work can be transformative.

In fiscal year 2010, as never before, we mobilized our global expertise and financial resources so private enterprises could maximize their development impact while realizing the significant commercial benefit of investing in emerging markets. We did it while putting a greater emphasis on the world's poorest areas, and helping companies in developing countries invest in other developing countries, furthering the trend of "South-South" investment.

IFC invested a record $18 billion in FY10—$13 billion of which was for our own account—in 528 projects in 103 countries. We mobilized more than $5 billion from others, another landmark. Our Advisory Services expenditures totaled $268 million. Our investments in Sub-Saharan Africa increased by a third to $2.4 billion, an all-time high. In 2009, our clients provided more than 161,000 jobs in the region.





PROVIDING VALUE FOR MONEY

In 2009, our clients provided 2.2 million jobs, treated nearly 8 million patients, helped educate 1.4 million students, and supported 2.1 million farmers.

Crucially, more of our work than ever was in countries served by the International Development Association, a top priority. We invested a record $4.9 billion in 255 projects in 58 IDA countries. Those countries accounted for nearly two-thirds of IFC Advisory Services activities. We are deepening our engagement in these countries in six ways, including investments, advice, resource mobilization, and direct contributions to the replenishment of IDA.

We know that it takes more than volume to meet the needs of the poor. That is why we carefully target our resources, selecting where our financing and advice can be deployed most effectively. And we set measurable goals to gauge our impact, and improve our performance.

In 2009, our clients provided 2.2 million jobs, including nearly 514,000 in the manufacturing and services sectors. They treated nearly 8 million patients, helped educate 1.4 million students, and supported 2.1 million farmers. They distributed water to 35 million customers, power to 29 million customers, and gas to 16 million. Micro, small, and medium enterprises, the businesses responsible for most of the world's job creation, received 10 million loans totaling $112 billion from our clients.

Our results highlight the expertise we have developed in more than 50 years of investing in emerging markets. They also show that strong development impact is compatible with strong financial returns. Our net income topped $1.7 billion in FY10, after a $200 million transfer to IDA. That sturdy financial position gives us the capacity to boost our activities with existing clients, and expand our reach into new regions and industries.

IFC's track record as a leader in microfinance, which allows poor families to invest in business and education, was enhanced in 2010. We invested a record $400 million in microfinance, taking our microfinance portfolio to $1.2 billion during the fiscal year. In another priority area—climate change—our performance also was strong. Clean-energy investments topped $1.4 billion, another best-ever amount, and we leveraged $6.8 billion for such investments.

Our work was innovative in other areas as well. During its first year of existence, IFC Asset Management Company began to deliver on its promise, establishing a new platform for mobilizing investment for development. It invested $236 million in IFC projects, and attracted investor commitments of $950 million to its IFC African, Latin American, and Caribbean Fund. As it continues to grow, I believe AMC will be a vital new source of funding for private enterprise in developing countries, helping more people improve their lives.

I saw the impact of our work firsthand, as I met this year with clients, government officials, and entrepreneurs in places like India, Ukraine, and Egypt.

In India, for example, we are bringing innovation and new ideas to the low-income states that account for 40 percent of the country's population but receive hardly any of its foreign direct investment. With our support, a client in the state of Jharkhand is helping young girls from poor villages train to become nurses and giving small farmers access to new markets for their goods. That's just one example. The projects I saw throughout India show how we can help the country—and many others—"do more for less for many."

While 2010 was a milestone year for IFC, we can improve. That's why we strive to learn from our experience—at all levels of the organization—and put our findings into practice. To become a stronger institution, we are organizing IFC to put ourselves in a better position to engage with clients and reach even more poor people. That process will ensure that we build on our recent accomplishments in the decades to come.

I want to thank the team of professionals at IFC for their incredible work in 2010. In an era marked by uncertainty, they have helped millions of people improve their lives—a tremendous achievement. I also want to thank our Board of Directors for their support, which plays a crucial role in our success. I'm proud to be a part of the team at IFC, and I look forward to making further progress in 2011 in mobilizing the power of the private sector in the fight against poverty.

Lars H. Thunell
IFC Executive Vice President
and Chief Executive Officer

IFC's Management Team

Our seasoned team of executives ensures that IFC's resources are deployed effectively, with a focus on maximizing development impact and meeting the needs of our clients. IFC's Management Team benefits from years of development experience and a diversity of knowledge and cultural perspectives—qualities that enhance IFC's uniqueness. The team shapes our strategy and policies, strengthening IFC's financial sustainability and positioning us to help improve the lives of more poor people in the developing world. Our executives are vital in maintaining IFC's corporate culture of performance, accountability, and engagement.



LARS H. THUNELL
Executive Vice President and Chief Executive Officer



RASHAD KALDANY
Vice President, Asia, Eastern Europe, Middle East and North Africa



RACHEL ROBBINS
Vice President and General Counsel



DOROTHY BERRY
Vice President, Human Resources, Communications, and Administration



CARLOS BRAGA
Acting Vice President and Corporate Secretary



JANAMITRA DEVAN
Vice President, Financial and Private Sector Development



JYRKI KOSKELO
Vice President, Global Industries



RACHEL KYTE
Vice President, Business Advisory Services



MICHEL MAILA
Vice President, Risk Management



NINA SHAPIRO
Vice President, Finance and Treasurer



THIERRY TANOH
Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe



GAVIN E.R. WILSON
CEO, IFC Asset Management Company, LLC

where challenges

The global crisis changed the economic order, deepening the challenges developing countries will face in the decades ahead.

Joblessness is making it harder for families to improve their living standards. Growing energy needs are exacerbating the threat of climate change. Rapid population growth is overwhelming urban infrastructures. Water scarcity and inadequate food security are endangering the lives of millions. Such strains also heighten the potential for conflict.

meet solutions

Promoting sustainable development in this era of uncertainty will depend more than ever on partnerships and innovation—and the ability to mobilize resources wherever they can be found. In an increasingly interconnected and multipolar world, developing countries will not only have the most urgent needs—they also will be critical for global prosperity.

IFC is playing a leading role in helping the private sector address these challenges. Our investments and advisory services are focused on projects that ease unemployment and climate change, make food safer and more accessible, give communities access to clean water, foster sustainable cities, and improve conditions in areas ravaged by conflict.

IFC's global impact

RESULTS BY REGION

www.ifc.org/results_region

RESULTS BY INDUSTRY

www.ifc.org/results_industry

RESULTS BY ADVISORY

www.ifc.org/results_advisory

FOSTERING SUSTAINABLE PRIVATE SECTOR GROWTH

IFC works with private sector clients across a swath of industries to improve lives in the world's most impoverished regions. We invested in 255 projects in 58 countries served by IDA in FY10, commitments that totaled $4.9 billion for our own account. Those countries, where the development needs are deepest, accounted for nearly half of our infrastructure and agribusiness investments. In all countries, IFC invested $5.3 billion in micro, small, and medium enterprises—the engine of job creation—in FY10. We invested $1.5 billion in infrastructure projects and $536 million in agribusinesses around the world. By region, IFC committed $3 billion for its own account in Latin America and the Caribbean. We committed $3 billion in Europe and Central Asia, $2.4 billion in Sub-Saharan Africa, $1.6 billion in the Middle East and North Africa, $1.5 billion in East Asia and the Pacific, and $1 billion in South Asia.

fy10 commitments by industry

dollar amounts in millions


Agribusiness $536 (4%)
Global Financial Markets $6,654 (53%)
Global Information and Communication Technologies $461 (4%)
Global Manufacturing and Services $1,376 (11%)
Health and Education $432 (3%)
Infrastructure $1,578 (12%)
Oil, Gas, Mining, and Chemicals $1,053 (8%)
Private Equity and Investment Funds $408 (3%)
Subnational Finance $166 (1%)

fy10 commitments by product

dollar amounts in millions


Loans[1] $5,721 (45%)
Equity[2] $2,974 (23%)
Guarantees $3,932 (31%)
Risk Management Products $37 (0%)

[1] Includes loan-type, quasi-equity products

[2] Includes equity-type, quasi-equity products

fy10 commitments by region[1]

dollar amounts in millions


East Asia and the Pacific $1,547 (12%)
Europe and Central Asia $2,970 (23%)
Latin America and the Caribbean $3,006 (24%)
Middle East and North Africa $1,572 (12%)
South Asia $1,061 (8%)
Sub-Saharan Africa $2,428 (19%)
Global $80 (1%)

[1] Some amounts include regional shares of investments that are officially classified as global projects.

fy10 commitments by environmental and social category

category[1]	commitments ($ millions)	number of projects
A	825	10
B	3,975	147
C	4,516	254
FI	3,348	117
N[2]	0	0
Total	12,664	528

[1] See category descriptions on page 103.

[2] N refers to increased commitments on existing projects or swaps and right issues

development results by industry


IFC
493 ($15,431)
71%
Global Manufacturing and Services
96 ($2,659)
57%
Infrastructure
61 ($1,719)
70%
Global Information and Communication Technologies
20 ($272)
70%
Global Financial Markets
177 ($7,202)
73%
Private Equity and Investment Funds
47 ($592)
74%
Agribusiness
37 ($1,172)
78%
Oil, Gas, Mining, and Chemicals
38 ($1,546)
79%
Health and Education
13 ($127)
85%

DOTS data as of June 30, 2010, for projects approved in calendar years 2001–2006.
Note: Number inside bar represents number of rated projects, and number in parentheses represents total IFC investment (US$ millions) in those projects.

development results by region


IFC
493 ($15,431)
71%
Sub-Saharan Africa
62 ($1,069)
66%
Europe and Central Asia
126 ($4,954)
66%
Middle East and North Africa
43 ($975)
70%
East Asia and the Pacific
85 ($2,237)
72%
Latin America and the Caribbean
120 ($4,818)
77%
South Asia
47 ($1,167)
79%

DOTS data as of June 30, 2010, for projects approved in calendar years 2001–2006.

Note: Number inside bar represents number of rated projects, and number in parentheses represents total IFC investment (US$ millions) in those projects.


IDA countries
Middle-income countries with frontier regions
other client countries
other
This map was produced by the Map Design Unit of the World Bank. The boundaries, colors, denominations and any other information shown on this map do not imply, on the part of The World Bank Group, any judgment on the legal status of any territory, or any endorsement or acceptance of such boundaries

committed portfolio by industry

for IFC's own account as of June 30, 2010
dollar amounts in millions


Agribusiness $2,310 (6%)
Global Financial Markets $14,359 (37%)
Global Information and Communication Technologies $1,551 (4%)
Global Manufacturing and Services $6,708 (17%)
Health and Education $1,065 (3%)
Infrastructure $6,334 (16%)
Oil, Gas, Mining, and Chemicals $3,677 (9%)
Private Equity and Investment Funds $2,113 (5%)
Subnational Finance $748 (2%)

committed portfolio by region[1]

for IFC's own account as of June 30, 2010
dollar amounts in millions


East Asia and the Pacific $5,475 (14%)
Europe and Central Asia $9,691 (25%)
Latin America and the Caribbean $9,609 (25%)
Middle East and North Africa $4,164 (11%)
South Asia $4,377 (11%)
Sub-Saharan Africa $5,156 (13%)
Global $391 (1%)

[1] Some amounts include regional shares of investments that are officially classified as global projects.

fy10 largest country exposures[1]

June 30, 2010 (Based on IFC's Account)

country (rank)	percent	portfolio ($ millions)
India (1)	10	3,783
Brazil (2)	7	2,533
China (3)	6	2,327
Russian Federation (4)	6	2,286
Turkey (5)	5	2,032
Argentina (6)	3	1,099
Mexico (7)	3	1,074
Colombia (8)	3	1,021
Philippines (9)	3	1,019
Ukraine (10)	2	880

[1] Excludes individual country shares of regional and global projects

weighted overall development results


FY08
437
71%
(9,848)
87%
FY09
465
71%
(12,559)
82%
FY10
493
71%
(15,431)
82%
0% 20% 40% 60% 80% 100%
% Rated High
Unweighted
Weighted

FY08: DOTS data as of June 30, 2008, for projects approved in calendar years 1999–2004; FY09: DOTS data as of June 30, 2009, for projects approved in calendar years 2000–2005; FY10: DOTS data as of June 30, 2010, for projects approved in calendar years 2001–2006

Note: Number inside bar represents number of rated projects, and number in parentheses represents total IFC investment (US$ millions) in those projects

fy10 advisory services project expenditures by business line

dollar amounts in millions


Access to Finance $49.5 (28%)
Corporate Advice $33.6 (19%)
Environment and Social Sustainability $16.7 (9%)
Infrastructure $25.5 (14%)
Investment Climate $53.0 (30%)

fy10 advisory services project expenditures by region

dollar amounts in millions


East Asia and the Pacific $26.1 (15%)
Europe and Central Asia $26.2 (15%)
Latin America and the Caribbean $17.5 (10%)
Middle East and North Africa $15.2 (9%)
South Asia $16 (9%)
Sub-Saharan Africa $44.5 (25%)
Global $32.7 (18%)

how IFC creates opportunity where it's needed most

IFC and our clients make a wide range of contributions in developing countries. Our clients' success can have ripple effects across an economy, giving many people, including the poor, a chance to better their lives.

IFC investee companies benefit employees and their families, local communities, suppliers, investors, and the customers who buy what they produce. They generate significant tax revenues for national and local governments—resources available for assisting the poor. They can use IFC's support to expand or upgrade their facilities, improve environmental performance, strengthen corporate governance, and improve their management systems and adherence to industry standards.

We provide advisory services to both firms and governments. Most of our advisory work with firms is provided alongside our investment services, to maximize impact. Our work with government clients ranges from supporting investment-climate reforms to helping design and implement public-private partnerships for infrastructure and other basic services.

EMPLOYEES

In 2009, IFC's investment clients provided 2.2 million jobs, including more than 711,000 through investments in private equity and investment funds, nearly 514,000 in manufacturing and services, more than 300,000 in agribusiness, and about 128,000 in oil, gas, mining, and chemicals.

—IFC invested in a tea production company in India that provided employment for over 31,000 people in 2009 alone.

—In China, IFC invested in a fund to support the underdeveloped private equity sector. In 2009, the fund's investee companies provided direct jobs to more than 154,000 people.

—In Sri Lanka, IFC helped a hotel business that employs more than 10,000 expand its current operations in key sectors in the country and in the Maldives, and India.

CUSTOMERS

In 2009, IFC's investment clients:

—Provided 10 million loans totaling $112 billion to micro, small, and medium enterprises—of which 8.5 million loans involved microfinance.

—Provided basic utilities to over 210 million customers. This included water distribution to 35 million people, power generation and distribution to more than 160 million, and gas distribution to 16 million.

—Provided 169 million phone connections.

—Provided health services to 7.6 million patients and education to 1.4 million students. For example, IFC's investment in a private hospital in Romania allowed the hospital to treat more than 610,000 patients in 2009. The investment helped relieve some of the burden placed on the public health system.

LOCAL COMMUNITIES

IFC's policies, processes, and performance standards help our clients enhance their positive impact on local communities while avoiding or mitigating negative effects.

—Last year, our clients in oil, gas, mining, and chemicals spent $268 million on community development programs.

—A South African mining company benefiting from IFC investment and advice spent $4.2 million on community development programs in the last year. The programs had a positive impact in the areas of HIV/AIDS prevention, municipal development, gender equality, and local economic development.

—An IFC client in Mozambique spent about $1 million on community development programs. During the life of the project, the client's program benefited the local community in a variety of ways—including housing and marketing support for agricultural commodities—that helped raise income levels and built better community relations.

SUPPLIERS

In 2009, IFC's clients generated millions of dollars for local suppliers. Our investment clients purchased $28.7 billion in manufacturing and services and $9.3 billion in oil, gas, and mining. Agribusiness clients reached 2 million farmers.

—IFC's investment in an Eastern European company is focusing on developing distribution infrastructure to better serve farmers. Last year, 29,000 farmers were reached.

IFC'S CLIENT LEADERSHIP AWARD

IFC prizes corporate clients that share our commitment to socially and environmentally sustainable development. For the past six years, we have presented an annual Client Leadership Award to honor the client that best reflects our values and demonstrates innovation, operational excellence, and strong corporate governance.

This year, we are honoring India's Jain Irrigation, a company that fosters sustainable agriculture through the efficient use of water, energy, and fertilizer. Jain, an IFC Investment and Advisory Services client, is a pioneer in micro-irrigation systems, which deliver water through small, low-pressure devices. Its customers are boosting their water efficiency by as much as 95 percent. At the same time, they are increasing their agricultural productivity and incomes. In FY10, IFC and Jain initiated a project that will allow the firm to measure its environmental and sustainability benefits, and identify ways to cut its water consumption. The project will demonstrate to farmers the benefits of water conservation.



ENVIRONMENT

Many IFC investment projects are helping address climate change and advancing environmental and social sustainability.

—IFC's investment in a Guatemalan company has helped the country focus on developing renewable sources of energy. Five hydropower projects have been installed since the project became operational, representing about 8 percent of all hydropower used in Guatemala. All projects use local labor and are supervised by local managers.

—An energy-efficiency program in China, supported by IFC, with the help of several donors, resulted in more than $500 million in bank loans for energy-efficiency projects, which in turn reduced greenhouse emissions by an estimated 14 million tons of carbon dioxide per year—equal to the emissions of a country like Bolivia.

GOVERNMENT

Last year, IFC's investment clients contributed more than $20 billion to government revenues. This includes $7.3 billion from oil, gas, mining, and chemicals; $2.5 billion from manufacturing and services; and $7.5 billion from infrastructure.

—One of Bangladesh's largest private companies—an IFC client—has contributed $440 million in payments to the government.

—An African cell-phone company supported by IFC contributed $117 million in taxes to the government of Zambia in 2009 alone.

—IFC helped the government of Colombia set up a subnational investment promotion agency to attract foreign direct investment. The new agency facilitated $270 million in new private investment in the region.

—IFC acted as the lead advisor on a transaction to involve the private sector in the management of Benin's port. The agreement is expected to provide $631 million in fiscal benefits, including new tax revenues, over the lifetime of the public-private partnership.

INVESTORS

Profits are essential for a private company to be sustainable and to attract more investment—to the company itself and to other companies in developing countries. By investing in profitable ventures, IFC directs resources where they can have the most impact. The greater the profits for IFC and our co-investors, the greater the amount of funds that become available for further investment—and the greater the demonstration effect.

—With IFC's help, an Eastern European bank posted a 12.8 percent return on equity despite a difficult economic environment. The bank is ranked number one in the country in terms of profit, total assets, deposits, and loan portfolio.

our special initiatives to create opportunity

Private enterprises in the developing world face a variety of challenges that can constrain their ability to create jobs and make other contributions to society.

IFC takes a targeted approach to helping them overcome those challenges. To complement our broader strategies, working with a wide range of partners, we operate a set of special initiatives to strengthen the private sector in emerging markets and increase its role in development—by helping ease bottlenecks in the flow of credit to micro, small, and medium enterprises; by helping companies manage troubled assets; and by working to alleviate specific regional challenges.

Support for the initiatives totaled more than $11 billion in FY10, including over $6 billion from IFC's own account, $2 billion in direct support from partner governments and international finance institutions through IFC, and $3 billion in parallel financing arrangements. We have also launched coordinated action plans with other international financial institutions in Africa, Central and Eastern Europe, and Latin America and the Caribbean. These initiatives have been an important part of IFC's response to the global financial crisis, and continue to achieve significant development impact.

TRADE FINANCE

The Global Trade Finance Program
With international trade flows dropping during the global financial crisis, we expanded our award-winning trade finance program by increasing its ceiling in 2008 and extending coverage to additional banks and countries. The program issued $3.46 billion in guarantees in FY10, a 44 percent increase over the previous year. The program provides guarantees for trade transactions in more than 80 countries, primarily supporting small and medium enterprises.

The Global Trade Liquidity Program
This initiative, launched in 2009 in response to the global financial crisis, already has received three deal-of-the-year awards from industry publications for its innovation, focus on public-private partnerships, and rapid implementation to increase credit for trade. The program financed more than $6 billion of trade volume through 4,000 transactions in 40 countries. About 80 percent of these transactions benefited small and medium businesses. Nearly 40 percent were in lower-income countries. Partners include Canada, China, Japan, the Netherlands, Saudi Arabia, Sweden, the United Kingdom, the African Development Bank, and the OPEC Fund for International Development.

MICROFINANCE

Microfinance Enhancement Facility
IFC and the German development agency KfW launched this initiative to support microfinance institutions, which play a vital role in the fight against poverty. We invested $150 million and $130 million, respectively, to help fundamentally sound microfinance institutions facing severe credit constraints in the wake of the financial crisis. The goal is to provide refinancing to more than 100 microfinance institutions in as many as 40 countries and to support lending to as many as 60 million low-income borrowers. Our investments helped mobilize funds from other partners, including the European Investment Bank, the OPEC Fund for International Development, and development agencies from Austria, Germany, the Netherlands, and Sweden.

DISTRESSED ASSETS

Debt and Asset Recovery Program
This program, launched in 2009, makes direct investments in businesses that need to restructure debt, in pools of distressed assets, and in specialized companies that manage distressed assets. It also invests indirectly through investment funds that focus on such assets and companies. IFC will contribute up to $1.6 billion over three years. The initiative aims to mobilize about $5 billion more from other international financial institutions and private sector partners. We also expect to provide support to lower-income countries affected by the financial crisis.



INFRASTRUCTURE

The Infrastructure Crisis Facility
This initiative ensures the availability of long-term debt to support private infrastructure projects affected by capital shortages because of the global crisis. Launched in December 2009 with a financial commitment from KfW and pledges from DEG of Germany, Proparco of France, and the European Investment Bank, it has co-financing arrangements of about $4 billion. It has committed $100 million to projects in four countries, including a deep-water port in Vietnam, and a natural-gas distribution project in Peru.

FOOD SECURITY

The Global Agriculture and Food Security Program
IFC and the World Bank launched the Global Agriculture and Food Security Program, a multilateral mechanism to assist in the implementation of pledges made by the G-8 and G-20 countries to strengthen food security in low-income countries. The program will channel donor funding—more than $800 million so far—to support public and private initiatives to improve governance, productivity, and competitiveness in the agribusiness sector. IFC will manage funding allocated for private initiatives and will provide long- and short-term loans, credit guarantees, and equity to local companies and financial intermediaries.

ADVISORY SERVICES

Access to Finance
IFC Advisory Services launched a $9.6 million initiative, jointly funded by donor partners, to help crisis-affected financial institutions with small and medium enterprise banking, housing finance, microfinance, and leasing. The initiative, which is expected to raise $40 million over three years, also focuses on risk management, distressed-asset management, and financial infrastructure. IFC also is coordinating a World Bank Group effort to support the G-20 development agenda and provide actionable recommendations to foster access to finance by small and medium enterprises.

DESPITE CRISIS, IFC CLIENTS PERFORMED WELL ON JOB EXPANSION

In a time of economic turmoil and retrenchment across the globe, IFC's clients bucked a grim trend. Our data show that most of them—61 percent—either added jobs or kept their payrolls stable.

Data we received from 456 clients who were part of our portfolio throughout 2008 and 2009 showed that these clients expanded their payrolls by a net 32,000 jobs. This group accounted for nearly two-thirds of IFC's client portfolio in agribusiness; health and education; information and communication technologies; infrastructure; manufacturing and services; and oil, gas, mining, and chemicals during that period.

Their net job expansion is a remarkable accomplishment given the magnitude of crisis-related job losses worldwide. The International Labour Organization has estimated that global unemployment in the formal sector now stands at a record 212 million people—27 million of whom lost their jobs in 2009 alone. IFC's clients are too few to make a dent in the global numbers. Nevertheless, their performance highlights the special role they play—with IFC's support—in creating opportunity.

Our clients' job expansion often reflected their strategy of expanding operations to be able to reap the benefits of an eventual recovery. Many increased the range of products and services they offer to customers, often reaching underserved markets. For example, one commercial retail client expanded operations in Bosnia-Herzegovina and Serbia in 2009, adding 2,800 jobs—1,700 of which went to women. As a result, smaller towns in these areas gained modern grocery stores.

Clients in East Asia and the Pacific, South Asia, and Latin America and the Caribbean added more than 10,000 jobs in each of those regions. In the smaller countries of Europe and Central Asia, the region hardest hit by the crisis, our clients added 5,000 jobs. Some of these gains were offset by job losses—our data showed that 39 percent of our clients reduced jobs.

Our data also showed that the number of women employed by our clients generally increased in 2008 and 2009. More than 20 percent of the expansion in jobs in 2008 and 2009 reflected jobs that went to women—8,790 in all.

IFC's five pillars and scorecard

THE PILLARS

IFC strives to deliver what cannot be obtained elsewhere. We offer clients a unique combination of investment and advice designed to promote sustainable private sector development in emerging markets. We call that special edge our "additionality." Using it to maximize our development impact is a cornerstone of our strategy. Our activities are guided by five strategic priorities that allow us to help where we are most needed, and where our assistance can do the most good.

1
STRENGTHENING THE FOCUS ON FRONTIER MARKETS

IDA countries, fragile and conflict-affected situations, and frontier regions of middle-income countries

2
BUILDING LONG-TERM CLIENT RELATIONSHIPS IN EMERGING MARKETS

Using the full range of our products and services to guide clients' development and assist cross-border growth

3
ADDRESSING CLIMATE CHANGE AND ENSURING ENVIRONMENTAL AND SOCIAL SUSTAINABILITY

Developing new business models and financing instruments; setting and raising standards

4
ADDRESSING CONSTRAINTS TO PRIVATE SECTOR GROWTH IN INFRASTRUCTURE, HEALTH, EDUCATION, AND THE FOOD-SUPPLY CHAIN

Increasing access to basic services and strengthening the agribusiness value chain

5
DEVELOPING LOCAL FINANCIAL MARKETS

Using innovative financial products, mobilizing resources, focusing on micro, small, and medium enterprises

THE SCORECARD: IFC'S PERFORMANCE ON STRATEGIC PILLARS

indicator	FY10 performance	FY09 performance
Number of Projects in IDA Countries	255	225
Commitments in IDA Countries (millions)	$4,881	$4,424
Advisory Services Expenditures in IDA Countries (millions)	$81	$74
Commitments in Sub-Saharan Africa (millions)	$2,428	$1,824
Commitments in Middle East and North Africa (millions)	$1,572	$1,260
Number of South-South Investment Projects	71	52
Commitments in South-South Investment Projects (millions)	$1,654	$1,449
Commitments in Energy Efficiency and Renewable Energy (millions)	$1,644	$1,034
Commitments in Infrastructure, Health and Education, and Food[1] (millions)	$3,173	$3,322
Commitments in Financial Markets (millions)[2]	$6,654	$4,709
Commitments in Micro, Small and Medium Enterprises Sector (millions)[3]	$5,279	$2,969
DEVELOPMENT RESULTS — Investment Projects Rated High (DOTS Score)[4]	71%	71%

1. Commitments of IFC's Infrastructure, Information and Communication Technologies, Subnational Finance, and Agribusiness departments (not the entire food-supply chain).
2. Commitments of IFC's Financial Markets department.
3. Includes direct MSME borrowers, financial institutions with more than 50% of their business clients being MSMEs, and any other investments that specifically target MSMEs as primary beneficiaries.
4. DOTS scores based on development outcomes rated high as of June 30 of the respective year, for a rolling average of 6 years of approvals (2001–2006 for FY10).

poverty and unemployment

OUR FOCUS

Joblessness has become a formidable challenge since the onset of the global economic crisis. It is most crippling in developing countries, where 212 million people were out of work this year.

Our focus: helping the private sector generate productive jobs and alleviate poverty. It's an objective that shapes every aspect of our activities, including improving the investment climate.

We work to expand economic opportunities and job creation by supporting small and medium enterprises, which account for the bulk of job creation around the world. We do it by promoting the economic empowerment of women, who remain a largely untapped resource in many developing countries. We do it by helping ensure the flow of credit to potential job creators, including through a variety of special initiatives we launched in response to the global crisis. We do it by helping governments create a sound investment climate.





INNOVATION AND IMPACT

Our investment clients provided 2.2 million jobs in 2009, including nearly 514,000 in manufacturing and services, more than 300,000 in agribusiness, and 96,000 in information and communication technologies. Businesses supported indirectly through IFC-backed investment funds provided more than 711,000 jobs in 2009.

We recognize that job creation must be socially and environmentally sustainable. Over the last few years, we have deepened our partnership with the International Labour Organization to ensure productive employment and decent work for all, in line with IFC's Performance Standards. Last year, we signed an agreement with the ILO to increase our cooperation to expand compliance with labor standards through the Better Work program. The partnership is expected to improve the lives of 1.2 million workers in developing countries.

SUB-SAHARAN AFRICA



focusing on opportunities for women

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LATIN AMERICA AND THE CARIBBEAN



helping the poor gain access to markets

In Mexico's villages, small shops are big players.

Many are one-woman microenterprises, selling food and household goods from just four square meters of floor space. They provide essential income in hard-to-reach rural areas. But they are often isolated from the larger-scale retail industry's efficient distribution chains. Shop owners must travel to distant cities to buy small amounts of goods—a costly routine.

In this challenge, Mi Tienda ("My Store") saw opportunity. The Mexican company uses a modern logistics network to deliver goods directly to small, rural shops. It offers an inexpensive package of volume-discounted goods, customized financing, store modernization, and training. This model has increased revenues of modernized stores by 35 percent.

Mi Tienda's services helped Obdulia Perez Garcia revive her flagging business. "I don't have to close my store and use gasoline to get my merchandise," she said. "My business came back to life."

With IFC's support, Mi Tienda is helping create more than 900 direct jobs—an important benefit in Mexico, which has seen rising unemployment and an underemployment rate estimated at 25 percent.

Mi Tienda's 36 new distribution centers will target rural shops that reach 4.7 million households.

IFC promotes inclusive business models across Latin America, focusing on investments that serve the poor, who make up 70 percent of the region's population. They earn $2 to $8 a day, but collectively represent a $509 billion market.

Underserved communities lack access to financing, jobs, and other opportunities. IFC seeks to reach them with a market-based approach that engages them as producers, consumers, and distributors. In FY10, IFC dedicated $872 million to 44 investment projects that support these communities in Latin America.

easing poverty, fostering stability with insurance



Everyone is exposed to risks. But in the developing world, where few people have insurance, risks have even more severe consequences. Poor families frequently face financial ruin when a breadwinner dies, prolonging the cycle of poverty.

MITIGATING RISKS

IFC is helping LeapFrog offer insurance through its portfolio companies to 25 million low-income or financially excluded people

It doesn't need to be that way. IFC is working with LeapFrog Financial Inclusion Fund to bring insurance to millions who have never had the opportunity to protect against life-altering shocks. This year, we invested $20 million in LeapFrog—the world's first commercial microinsurance investment fund. The investment will help LeapFrog offer insurance coverage through its portfolio companies to 25 million low-income or financially excluded people in Sub-Saharan Africa and Asia, more than half of whom will be women and children.

By dampening the shocks brought on by death, illness, property loss, or natural disaster, microinsurance offers income stability where uncertainty was once the norm. That provides the comfort needed to invest in farms, expand businesses, or pay for a child's education. With our help, LeapFrog also is working to strengthen the financial sector in underserved areas by introducing new products.

With a customer base of as many as 1 billion people, microinsurance offers a compelling business case. LeapFrog's success is expected to encourage others in the private sector to participate in this untapped market, catalyzing the development of a new industry.

The fund is pursuing opportunities in Ghana, Kenya, India, Indonesia, and the Philippines. Its first investment was in AllLife, a South African company that insures HIV-positive and diabetic people—a group other firms consider uninsurable. AllLife's profitable, high-impact business model focuses on making sure clients actively manage their health and are tested regularly. The result: better lives and peace of mind for the previously uninsured.

an unequal world



Where does a sister share the same inheritance rights to her parents' property as her brother? Which economies differentiate between women and men under the law?

REPORT: WOMEN, BUSINESS, AND THE LAW

Produced by the World Bank and IFC, the report can help countries identify and address gender inequality.

For the first time, these questions and more can be answered with quantitative and objective data, thanks to the newly launched *Women, Business, and the Law* report, which assesses the ways women are treated differently from men under the laws of 128 countries. The report finds that, in certain key areas, women have equal rights in only 20 of those countries.

The report, produced jointly by the World Bank and IFC, presents indicators based on laws and regulations affecting women's prospects as entrepreneurs and employees. It gives policy makers around the world a starting point for dialogue and action toward gender equality.

Several of the indicators draw on the Gender Law Library, a collection of over 2,000 legal provisions that affect women's economic status. Both resources can inform research and policy discussions on how to improve women's economic opportunities and outcomes. The key topics covered in the report are: accessing institutions, using property, getting a job, dealing with taxes, building credit, and going to court.

The *Women, Business, and the Law* project is intended to further country-level or cross-country research on the effects of gender-based legal differentiation. Using such data, policy makers can identify particular areas of law where gender inequality may be especially pronounced. Such data already have prompted several countries to change their legislation. The project aims to monitor these efforts.

More information on the project is available at http://wbl.worldbank.org

helping young adults gain productive jobs



Rasha Al-Eryani had an education—but no means of supporting herself. Long after she graduated, she remained jobless, turning to her family for help with the bills.

MIDDLE EAST AND NORTH AFRICA



Her story is far too common in Yemen, where nearly 11 million people live on less than $2 a day. With the unemployment rate as high as 40 percent, even the most desirable Yemeni job-seekers, like Al-Eryani, have little opportunity.

That's why IFC joined forces with the Yemen Education for Employment Foundation to create the country's first professional training program for first-time job-seekers. It worked for Al-Eryani. She landed a job in the human resources department of a company in Yemen a month after taking IFC's Business Edge courses.

"When I started working, I was well prepared and did not feel any difference between what I studied in the courses and reality," the 27-year-old Al-Eryani said.

Thousands like her will benefit from Business Edge, learning the essentials of marketing, accounting, and other bankable skills.

Over the next three years, IFC and YEFE expect to train 3,000 people under the sponsorship of companies that have pledged to hire 85 percent of the initiative's participants. The program will help Yemen diversify its oil-based economy and solidify its nascent private sector. It will also expand access to training in more rural areas and increase the participation of women and youth in the workforce in Yemen, one of the poorest countries in the Middle East.

The unemployment rate among youth in this region is one of the highest in the world—and many of the unemployed are well-educated first-time job seekers. IFC's Business Edge training programs are available in more than 20 countries around the world, including Afghanistan, Egypt, Pakistan, and Yemen. They are tailored to local markets and offered through licensed training providers. We provide workshops and training materials to improve skills in marketing, human resources, production and operations, finance and accounting, and productivity.

a gold mine for local communities



There wasn't much opportunity in rural western Mali before the advent of large-scale gold mining—few jobs, little education, minimal health care or infrastructure. Things are different today.

SUB-SAHARAN AFRICA



In a rugged area that had known nothing but extreme poverty for centuries, thousands of people now have a chance for better lives.

Local residents now earn incomes by processing peanut butter and sesame seeds for sale, alongside the fruit, fish, and vegetables they produce. Improved agricultural practices and food security are part of an IFC-supported integrated development plan in communities adjacent to the Sadiola Gold Mine, 500 kilometers from Mali's capital, Bamako.

Until IFC helped finance the mine's construction and opening in 1995, villagers relied mainly on subsistence agriculture. They were largely cut off from the global economy—rarely even using money, conducting transactions instead by barter.

Commercial mining transformed the local economy. Sponsored by AngloGold Ashanti of South Africa, IAMGOLD of Canada, and the Malian government, Sadiola now produces more than 450,000 ounces of gold a year. The mine and its contractors employ more than 1,000 people and buy goods and services from many more. It also puts about $300,000 a year into a local community-development foundation.

The extraction of natural resources can present both risks and opportunities for developing countries. Mining can provide significant opportunities for poor communities to escape poverty, but it can also cause environmental and social harm and upheaval for these communities.

So we work with companies, governments, and local people to maximize benefits and minimize risks. We are helping raise environmental, social, and corporate governance standards in this area, furthering the work we began nearly a decade ago with the Extractive Industries Review, the most comprehensive sector review ever conducted by the World Bank Group.

We also promote accountability by requiring our extractive-industry clients to publicly disclose taxes and royalties they pay to governments—and by keeping track of the numbers ourselves. In 2009, IFC's oil, gas, and mining clients contributed about $7 billion in government revenues and provided about 128,000 jobs.

poverty and unemployment: impact around the world

In 2009, our investment clients provided 2.2 million jobs, including about 73,000 in health and education, and 128,000 in oil, gas, mining, and chemicals. More than 711,000 were provided by businesses supported indirectly through IFC-backed investment funds. The employment we helped businesses provide was in a swath of industries spread around the globe, from automobile manufacturing jobs in India to aluminum production in Argentina.

TRINIDAD AND TOBAGO

We restructured an existing $9.3 million debt investment in Unicell Paper Mills Caribbean Ltd. so it can maintain jobs and boost its business.

GUATEMALA

We're providing $10 million to help Lapco Corporation S.A. expand and generate employment and opportunities for women and small enterprises in rural areas.

ARGENTINA

IFC's $25 million equity investment in Aluar Aluminio Argentino Saic will help the aluminum producer expand and generate more than 2,000 jobs.

UKRAINE

Our $25 million investment in meat producer Globino will increase production capacity, modernize equipment, and add about 600 jobs.

JORDAN

We're helping Jordan Phosphate Mines Company relocate a fertilizer export terminal and create jobs with a $50 million financing agreement and $60 million syndication agreement.

INDIA

We're investing €135 million in Volkswagen India Private Ltd. to help the company set up an integrated car manufacturing plant that is expected to directly result in more than 2,500 jobs.

SOLOMON ISLANDS

A $35 million IFC loan to Gold Ridge Mining Ltd. will provide jobs, boost government revenues, and help develop the local community.

SENEGAL

Our $1.2 million equity investment and advisory services will help MicroCred Sénégal boost lending to entrepreneurs with limited access to formal financial services.

ETHIOPIA

To create jobs and increase government revenues, we're investing £3.4 million in Western Ethiopia's Tulu Kapi Gold Project.

climate change



OUR FOCUS

Climate change could have far-reaching global consequences—but the danger is particularly acute for developing countries. In these countries, millions live in coastal areas vulnerable to rising sea levels. For their livelihoods, millions depend on agriculture, which is subject to crop failures and reduced productivity that could increase hunger, malnutrition, and disease.

Climate change and sustainability are key areas of strategic focus for us. Working with partners in more than 100 countries, we invest, advise, and mobilize resources from others, creating opportunity for clients in a broad range of industries in emerging markets. We have developed new business models and financing instruments for clean energy and energy efficiency and worked with the private sector to improve its environmental and social standards.


INNOVATION AND IMPACT

Mitigating and adapting to climate change will cost hundreds of billions of dollars in coming years—with the private sector bearing most of the costs. As the largest global development institution focused on the private sector, IFC is playing a critical role. We make a special contribution by complementing the work of other organizations in the areas of policy, research, advocacy, negotiation, and grant-based assistance.

In FY10, more than $1.64 billion of our direct investments went to finance renewable energy, energy efficiency, and other climate-related business. Our projects have helped Chinese banks implement the country's "Green Credit Policy," enabled farmers to slash their power use, and supported venture capital investment in clean technology companies.

EUROPE AND CENTRAL ASIA



green housing

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helping banks promote energy efficiency

Lito Hizon owns and manages Corfarm, a 15,000 head pig farm north of Manila. To minimize power costs from the grid, he decided to construct a methane capture and electricity production facility.

Needing financing, he applied for and got a $1 million loan from the Bank of the Philippine Islands under a Sustainable Energy Finance window that the Manila lender had opened in January 2008 with IFC assistance and financial support from the Global Environmental Facility.

BPI President Aurelio Montinola III is glad his bank, one of the country's largest, can help farmers like Hizon. Pioneering sustainable energy finance affirms BPI's commitment to environmental protection.

"IFC helped our bank's staff to better understand the energy efficiency and renewable-energy segments, and we are in advanced negotiations with IFC on a risk-sharing agreement that will help us build a robust and sustainable portfolio," Montinola said.

The program is based on the idea that financing sustainable energy projects is both good business and useful in fighting climate change. Supported by the Global Environment Facility, it works with banks, technology and equipment vendors, end-users, regulatory agencies, and market-awareness partners to promote sustainable energy.

This is the latest in a series of IFC programs that help local banks provide clients with loans for the purchase of energy-saving equipment that comes with advice from technical experts. In China, our three partner banks have extended $1.2 billion in loans of this kind as of June 30, 2010. In Russia, we have helped eight partner banks enter this market, providing $160 million in energy-efficiency financing to several of them.

All told, IFC had energy efficiency programs in 30 countries as of June 30, 2010.

reducing emissions and cutting costs with cleaner production



It is a major challenge: meeting the world's growing demand for energy while simultaneously reducing greenhouse emissions. New conservation measures to eliminate some of the waste from big industrial users' systems will be a key part of the solution.

CLEANER PRODUCTION

Our $125 million program is helping companies implement energy and water-efficiency improvements that are good for business and the environment

To get there, demand for increased industrial energy efficiency must grow in large emerging markets like India. But few Indian manufacturers realize they have many small production inefficiencies that create large hidden utility costs.

Our investment and advisory services have helped one of India's best-known firms, JK Paper Ltd., realize major cost savings from energy and water efficiency improvements at its plants in Orissa and Gujarat. These simple, low-cost fixes by a respected player are setting an important example for others to follow in one of the world's rising economic powers.

We began by supporting a thorough Cleaner Production assessment for JK, identifying 40 saving opportunities available through relatively easy, low-cost upgrades: replacing leaky pipes; replacing old, single-speed motors with new variable speed ones; and others. Then we provided a $3 million loan to finance the needed upgrades.

When implemented, these measures are expected to lead to a 17 percent reduction in water consumption, a 10 percent improvement in energy efficiency, and an annual savings of more than $1 million. The amount saved equals the average annual water use of 75,000 Indian households, and the average annual energy use of 9,100 more.

We started the Cleaner Production lending program with a $20 million global lending pool that helped JK and six other clients cut costs through climate-friendly environmental measures. Now the initiative is being expanded to $125 million to enable us to help more clients. It builds an even stronger case that these upgrades are good for business as well as the environment.

renewable energy—IFC's approach



For people in developing countries, access to modern sources of energy can be crucial for escaping poverty and illness. The intensity of that need also poses a challenge in the fight against climate change.

AN IFC PRIORITY

Our investments in renewable energy and energy efficiency reached a record $1.64 billion in FY10.

Over the next 20 years, two-thirds of the global demand for energy is expected to come from developing countries—where more than 1.6 billion people lack electricity and 2.4 billion burn wood and waste materials for cooking and heating. Harnessing renewable energy resources—such as solar, wind, and biomass—could satisfy much of the demand without exacerbating climate change.

For that reason, IFC has made the promotion of renewable and energy efficiency a key priority. Our investments in these areas totaled a record $1.64 billion in FY10, up from $1.03 billion in FY09. About 16 percent of our projects had a clean-energy component. We have invested in solar, wind, biomass, geothermal, and hydropower projects in all developing regions of the world.

This year, IFC played a strong role in the scale-up of solar energy in developing countries. We made our first investment in a solar project in Sub-Saharan Africa, investing $750,000 in Comasel de St. Louis to help it bring electricity to rural areas of Senegal.

Comasel, a subsidiary of Morocco's Office National de l'Electricité, will use a mix of grid connections and individual solar kits to bring power to nearly 20,000 people in almost 300 villages. The project also will provide electricity to 213 schools and 118 health centers, improving health and education services.

We also invested $10 million in Azure Power, marking our first direct investment in a grid-connected solar power project in India. The investment will help Azure expand the supply of clean energy from 32 villages in India's Punjab state to about 100 villages, saving 10,000 tons of carbon emissions annually.

Lighting Africa



Imagine 2.5 million people in Africa disposing of kerosene lamps and candles in less than three years.

SUB-SAHARAN AFRICA



Then imagine that many people buying climate-friendly lighting products—and in the process creating a thriving private sector-led Base of the Pyramid market.

Safe, bright lighting can significantly empower families and businesses previously dependent on dirty and hazardous flame-based lights. The joint IFC/World Bank Lighting Africa initiative aims to make electric light a reality for millions of Africans.

By addressing access to finance, product quality, and regulatory constraints, Lighting Africa can make it easier for new players to enter the market. And the market for climate-friendly lighting products is potentially huge, with 250 million African consumers by 2030.

Africans currently spend up to $17 billion a year on inadequate lighting. Offering them alternatives is a business opportunity for local and international distributors, established and fledgling private sector companies, local assemblers, international manufacturers, and others.

Lighting Africa now works with around 50 manufacturers that offer over 70 products, providing them with business support services, access to finance, and product quality assurance services. An increasing number of these products now cost less than $25, making them available for the first time to large segments of the African population. That is a marked improvement from just a few years earlier, when only a handful of products were developed for this market.

In FY10, Lighting Africa launched the International Off-grid Lighting Industry Association and took steps toward establishing an off-grid lighting quality seal of approval, an effort that will help assure quality and boost transparency for consumers.

Our overall goal: helping the private sector supply safe, affordable, high-quality lighting to 2.5 million people by 2012 in a market-based way. To do it, we expect to facilitate sales of 500,000 off-grid lighting products through commercial channels, and establish a sustainable commercial platform to supply 250 million people with similar devices by 2030. This will open a new path for social, health, and economic development. Many households and small businesses will see significant cost savings and productivity gains through longer working hours and study time, and reduced health risks from kerosene-induced indoor air pollution.

helping institutional investors make climate-friendly investments



The financial world does not negotiate the big international treaties on climate change. But its capital is critical to meeting their goals.

> ***S&P/IFCI CARBON EFFICIENT INDEX***
>
> Launched in late 2009, the index can prompt new incentives to encourage measurement, disclosure, and reduction of carbon emissions.

IFC can influence the markets. But only local and regional banks, institutional investors, and other financial institutions have the power to change them. The vast sums they control can be put to good use in the fight against climate change once a good business case is stated—something IFC works on several levels to create.

In March 2009, we hosted the annual summit of the P8 Group, a set of leading public pension funds from several countries that collectively manages more than $3 trillion and has a keen focus on climate change and sustainability. We have since been helping it explore sustainable investment opportunities in emerging markets.

But before making investment decisions, investors need to see rigorous independent benchmarking of climate-friendly opportunities. Without demand from regulators and stakeholders, listed companies in emerging markets have had little reason to disclose or increase the carbon efficiency of their business activities.

To help them get over this hurdle, IFC teamed up with one of the world's foremost sources of indices and risk evaluation, Standard & Poor's, to launch a new emerging-market Carbon Efficient Index. We did it with support from the U.K. government and the Global Environment Facility. In time, such tools can prompt new market-based incentives such as lower costs of capital and enhanced reputation that can help encourage corporate measurement, disclosure, and reduction of carbon emissions.

The new S&P/IFCI Carbon Efficient Index, launched in December 2009, attempts to mobilize significant portfolio investment flows to favor allocations to the most carbon-efficient companies in emerging markets, thereby encouraging carbon-efficiency competition within sectors.

Targeting the passive equity investor, this new tool offers market returns with little additional risk. Carbon data for the index are provided by Trucost, a specialist in calculating companies' environmental impacts based on readily available business information. To increase awareness of the index, IFC is partnering with the Carbon Disclosure Project to request information on emissions from more than 800 companies in emerging markets in 2010, and to point to the new index as an example of how investors are integrating this information into their decisions.

climate change: impact around the world

DOMINICAN REPUBLIC

A Banco BHD project with $20 million in financing from IFC will help Dominican companies cut their energy use and greenhouse gas emissions.

IFC is increasing our investments and advice in renewable energy and energy efficiency, a reflection of our growing commitment to address climate change. We financed over $1.64 billion in renewable energy, energy efficiency, and other climate-related business investments. Projects we helped get off the ground are bringing wind energy to Mexican households, backing renewable energy in Turkey, and supporting energy-efficiency lending in Vietnam.

RUSSIA

We're providing a $10 million loan to Monocrystal, helping the manufacturer expand its capacity to produce materials used in energy-efficient technologies.

ARMENIA

With a $15 million loan from IFC, Ameriabank can provide long-term financing to build small hydropower plants.

NEPAL

IFC's $6.5 million loan to Butwal Power Company for a run-of-river hydropower project will support rural electrification and irrigation, and address severe power shortages.

VIETNAM

We're providing $24 million to help Techcombank develop its energy-efficiency lending facility for local small and medium enterprises.

TURKEY

A $75 million loan to Akenerji will support the company's renewable energy projects and help meet Turkey's growing energy needs.

INDIA

Our $7.8 million equity investment in Auro Mira Energy is helping create new renewable energy-based generation capacity.

THAILAND

Our $1.7 million investment in Solar Power (Korat 1) Company will expand private power generation and boost development in rural Thailand.

PHILIPPINES

A $75 million loan to the Filipino branch office of U.S.-based SunPower Corporation will support its Filipino solar cell manufacturing operations.

SRI LANKA

A $12.6 million risk-sharing facility to Sri Lanka's NDB Bank will support the country's power-generation capacity while addressing climate change.

food security

OUR FOCUS

Across the globe, the number of hungry people already exceeds 1 billion. In the next few decades, the challenge of feeding them will grow even more formidable.

By 2050, the United Nations estimates, the world's population will be one-third larger than it is today—and total 9.1 billion people. In developing countries, food production would need to double to keep up with rising demand. Average net annual investments in food production would need to grow by 50 percent. In a time of competing demands for farmland and water, achieving such an expansion sustainably will depend on innovations that improve efficiency and productivity.

IFC is playing a critical role in addressing the challenge—by supporting effective and sustainable practices throughout the agribusiness value chain, from farm to consumer.





INNOVATION AND IMPACT

Our work gives farmers and agricultural enterprises better access to finance, letting them reach new markets. We help them improve productivity, reduce waste, and adopt sustainable methods. By channeling investment to promote global and local trade in food and agriculture, IFC strengthens the global distribution of food.

We are innovative, creating new products that protect farmers from unforeseen risks that can threaten their livelihoods and providing training on productivity-enhancing sustainable practices.

In FY10, we provided nearly $2 billion in lending across the agricultural supply chain, including financing for projects to improve the storage and distribution of agricultural produce, expand rural and agricultural trade finance, and expand food processing. Our agribusiness investment clients reached more than 2 million farmers.

EAST ASIA AND THE PACIFIC



a peanut farmer's success story

Nearly half of all Indonesians work in agriculture. But many of them can't reliably market their products because they aren't equipped to fully participate in the country's agribusiness supply chain.

Peanut farmer H. Sajidin knew the challenges. Like other smallholders in West Nusa Tenggara, one of Indonesia's poorest regions, he used traditional farming methods and local seeds. He didn't know sustainable land cultivation or management methods. Local buyers were his only market, and their prices fluctuated with the seasons.

That was before IFC and Garuda Food, Indonesia's leading snack manufacturer, changed his life.

"My farm's productivity doubled, my income improved significantly, and I can sleep peacefully at night knowing that Garuda Food will buy my crops at agreed prices," Sajidin says. "I want all peanut farmers in Nusa Tenggara to experience the same opportunity that was given to me by IFC and Garuda Food."

IFC provides advisory services to Garuda Food to help peanut farmers increase their output through sustainable practices. We advise the company on ways to train farmers and monitor their performance, and encourage quality with a transparent peanut-purchasing system. Garuda then shares best practices by holding training sessions and providing farmers with high-quality seeds. The farmers sell the resulting crops to the company.

Under the program, Garuda doubled its purchases from peanut farmers between 2007 and 2009. In that period, revenue grew for about 7,500 farmers in the program. Garuda's revenues also have grown—and the presence of an accessible, stable, and transparent market has encouraged thousands to become professional peanut farmers.

SOUTH ASIA



modernizing logistics systems

Inadequate logistics systems are a critical factor holding back economic growth in India. As much as a third of the country's fresh produce is lost as a result of poor transportation and storage facilities—a waste of fruit, meat, and dairy products worth $13 billion.

To address bottlenecks in agriculture-related logistics and infrastructure, IFC invested $5 million in Snowman Frozen Foods Ltd., a Bangalore-based company that transports, stores, and distributes frozen and chilled foods. The investment will help Snowman expand its temperature-controlled storage capacity from 10,000 pallets to 34,000 over the next three years.

In a country that accounts for 33 percent of the world's poor, the investment will make a difference—food waste will be reduced, and farmers and food producers will get better access to retail markets. The project also will improve environmental and social practices at Snowman, which reaches over 100 cities and 4,400 retail outlets in India, by spurring investment in energy-efficient compressors and helping the company expand in the low-income state of Uttar Pradesh.

"IFC, with us, can scale up the business and try to bring down the waste—to a great extent—in fruits and vegetables in India," said Snowman's CEO Ravi Kannan.

For now, India only has the capacity to store 18 percent of its yearly horticultural production in temperature-controlled facilities. Most companies in the sector are regional, with just two or three refrigerated vans and a single storage facility. Most of the country's temperature-controlled storage is only equipped for potatoes and onions.

That's why IFC's investment in Snowman, which operates about 75 refrigerated trucks and 16 storage facilities, is so critical.

increasing food production in Ukraine



As one of the world's leading grain exporters, Ukraine plays a major role in the global food supply chain. But its agribusiness sector faces several constraints.

EUROPE AND CENTRAL ASIA



Adverse weather conditions can curtail production and hurt farmers' incomes. Long-term financing for food production can be scarce.

IFC is helping Ukraine become a more significant food supplier by working with agribusinesses across the supply chain to overcome these constraints. This year, we provided $75 million in long-term financing to Mriya, the country's seventh-largest agricultural producer, to help it double its production of wheat and other agricultural commodities.

We also have helped farmers in Ukraine get better access to insurance products that offset the risks of crop losses because of weather and other hazards. Our Agri-Insurance Development Project, launched in 2008 in partnership with the Canadian development agency CIDA, aims to improve the quality of products offered by insurance companies and build a regulatory environment that facilitates the offering of such products.

Natalia Gudyma, president of the League of Insurance Organizations of Ukraine, says the project contributes to the "improvement of the insurance culture, knowledge and development of Ukraine's national agri-insurance system, and prevents unfair competition." The growing availability of insurance products does more than mitigate risks for farmers—it also makes it easier for them to obtain bank financing, because banks are more likely to provide loans when they know farmers' crops are insured against losses.

Recent progress in the project includes IFC's participation in the development of a new law, expected to be passed later in 2010, which would pave the way for public-private partnerships in agri-insurance, thus enabling a wider rollout of agri-insurance products. The project also has played a key role in establishing an association of agri-insurance companies, the first initiative of its kind in Ukraine.

helping farmers mitigate weather risks



Thanks to a new IFC-led insurance program, farmers across the developing world have better ways to cope with the threat of natural disasters.

HAZARD INSURANCE

Backed by IFC Advisory Services, the Global Index Insurance Facility helps farmers ease the often-devastating impact of natural disasters.

Hazard insurance is a rarity in emerging economies, leaving farmers at the mercy of Mother Nature. Earthquakes, floods, and hurricanes can wipe out homes in an instant. Droughts can deny farmers the crops and livestock they need to get by.

Now the risk can be mitigated. IFC, together with the World Bank, is expanding the availability of index-based insurance for natural disasters and weather risks. The Global Index Insurance Facility, or GIIF, aims to provide new access to insurance products in developing countries, particularly to farmers and people in agrarian communities.

With index-based insurance, losses resulting from weather and catastrophic events are assigned values on a predefined basis, using an index. When one of those events is triggered, insurance payments are distributed. For example, insurance would be paid out if less than an anticipated amount of rain falls, a wind storm of certain category hits, or an earthquake registers a certain magnitude on the Richter scale.

Policyholders qualify for payouts as soon as the statistical indexes are triggered, without having to wait for claims to be settled in the traditional way.

The facility is backed by an IFC Advisory Services program that is working to raise the capacity of insurance companies to provide index-based insurance, help develop such products, and create a favorable regulatory environment by advising governments on possible regulatory changes.

The European Commission has committed €24.5 million as the first donor to a trust fund to finance the advisory services support. The fund is also supported by the Dutch Ministry of Foreign Affairs. IFC is working with key partners to expand the program.

food security: impact around the world

PARAGUAY

A $30 million IFC loan to Banco Bilbao Vizcaya Argentaria Paraguay will strengthen Paraguay's agricultural supply chain and provide new opportunities in rural areas.

ARGENTINA

Banco Patagonia will boost access to finance for farmers and small and medium agribusiness companies with a $30 million loan from IFC.

Millions of farmers have benefited from the products or services of our agribusiness clients. At the end of FY10, our committed agribusiness portfolio totaled $536 million, and we also financed a variety of projects to strengthen all areas of the supply chain. With IFC's help, our clients are irrigating arid stretches of Morocco, providing resilient rice and vegetable seeds in Bangladesh, and enhancing food safety in China.

UKRAINE

We're providing more than $60 million in financing to help poultry producer Myronivsky Hliboproduct expand its grain-farming and poultry operations.

WEST BANK

We launched the second phase of the West Bank Olive Oil Supply Chain Development Project, which is helping Palestinian olive-oil producers obtain financing and become more competitive.

CHINA

A $20 million IFC loan to agro-processor Xiwang Sugar Holdings will allow it to upgrade its operations and raise food safety standards.

MOROCCO

IFC is advising the Ministry of Agriculture on a public-private partnership to build a desalination and irrigation plant in the Chtouka area.

BANGLADESH

Our advice is helping Supreme Seed Co. boost production and supply of stress-tolerant rice and vegetable seeds that can withstand harsh weather conditions.

NIGERIA

We're providing $8.5 million in financing to Nigerian restaurant chain Tantalizers to help it supply convenient, affordable packaged food for urban populations.

SUB-SAHARAN AFRICA

IFC structured an innovative financing deal that allowed Africa's Export Trading Group to obtain $120 million in financing to expand trade in agricultural commodities.

conflict

OUR FOCUS

More than a billion of the world's poorest people live in countries that have a recent history of war or civil conflict. These countries often are ill-equipped to take on the hard work of rebuilding once the conflict has ended. That's why IFC is prioritizing our work here, mobilizing private sector investment in key areas such as infrastructure, extractive industries, supply-chain development, and access to finance, and providing guidance on critical regulatory reforms that promote economic development and growth. We are also working to ensure that women are given a stake in post-conflict reconciliation by supporting their economic participation.

Countries are less likely to slide back into conflict if people see tangible improvements in their lives: job creation, restoration of basic services like electricity, and new business growth underpin long-term civic stability. But in countries where virtually all such functions have been destroyed, new governments trying to rebuild are confronted with so many pressing and sometimes conflicting priorities that they simply can't do it alone.





INNOVATION AND IMPACT

The private sector has a critical role to play, and IFC is part of this effort. We support private sector activity as soon as we can safely and productively work in these countries. Our response to this year's devastating earthquake in Haiti shows we can be nimble, quickly focusing resources where they are needed most. Recognizing the additional challenges of achieving results in these countries, we also work closely with the World Bank and donor partners to share information and collaborate in joint initiatives.

IFC's activities in conflict countries have grown significantly in recent years. Our investments rose from around $200 million in FY05 to $586 million in FY10. Our Advisory Services activities grew from just $5 million in FY05 to $32 million in FY10.

MIDDLE EAST AND NORTH AFRICA



the promise of Yemen's mines

In the sparsely populated desert highlands of Yemen, Sheik Ayidh Asdan is working to bring opportunity to his clan—one of the poorest in the region.

Yemen's first large-scale base-metal mine is being constructed in this hard-scrabble region 100 miles north of Sana'a, a $200 million project that promises to bring thousands of jobs to the area over the next decade. With IFC's assistance, Sheik Ayidh is making sure local communities benefit from the project—by playing a coordinating role between the communities, investors, and the government.

"Many people here wish that more investments would come to their areas because we know how much good that will do for local communities," he said.

Realizing that potential, however, will depend not only on increasing investors' awareness of emerging opportunities in Yemen but also on alerting local communities to the benefits of being engaged in the development of the country's mining sector, he said.

Yemen's economy is fragile as a result of years of civil unrest, a dire fiscal situation, and declining oil production. More than a third of Yemenis live on less than $2 a day, and many are illiterate and hungry. The country needs more jobs, and its economy must be diversified. Developing a vibrant mining sector is one way to do that.

IFC isn't an investor in the project. But, working with Yemen's mining authority, we organized a workshop to promote productive discussions between tribal leaders such as Sheik Ayidh and investors and the government.

We also helped review and overhaul Yemen's mining laws and fiscal regime, and streamline its licensing procedures. In doing so, we helped to ensure the new regulations reflect international best practices, providing benefits to both local and foreign investors.

SUB-SAHARAN AFRICA



creating new businesses, changing lives

"I started out hawking on my head. I had to leave very early in the morning and then I would walk all day," says Marie Bob-Kandeh, recalling her days selling sugar, tomatoes, and onions from a basket in the streets of Freetown, Sierra Leone.

Now, thanks to reforms fashioned with IFC assistance, she has her own formal business, a shop named Rehoboth that sustains her and her four children. "My business is my own," she says. "That's why I call it Rehoboth, a Biblical word; it's my business, so it's my freedom."

Bob-Kandeh and countless people like her are the beneficiaries of an IFC initiative that involved working closely with the government to reform the business climate by making the registration process cheaper and faster, refurbishing the registration center, and making numerous other changes to encourage private sector commercial initiatives and sustainable economic growth. "Now that I have registered Rehoboth, I have the opportunity to apply for contracts," says Bob-Kandeh, 51, Secretary General of the Market Women's Association. "I couldn't do that before."

Following a devastating 11-year civil war, the Government of Sierra Leone in 2004 asked IFC, in partnership with the United Kingdom's Department for International Development, to provide advice on ways to spur business and investment. This led to the Removing Administrative Barriers to Investment program, known as RABI, a six-year multi-phased effort by the government and the private sector to knock down impediments to business formation and investment. The results have been impressive: the cost of registering a business has fallen from $1,500 to $50, while the registration process now takes two days, rather than a week. In 2009, Sierra Leone was deemed to be the quickest and easiest place to start a business in West Africa.

rebuilding economies, restoring confidence



In conflict-affected countries, sustaining economic growth and development is no easy task. Governments lack capacity. Infrastructure is degraded. Financial services are scarce, and access to markets is difficult—especially for small businesses. Corruption can be widespread, and a climate of mistrust can discourage entrepreneurship.

IFC STRATEGY

In conflict-affected countries, we help improve the investment climate, while making selective and focused investments.

IFC's involvement typically begins with advisory services, which can pave the way for later investment. This work includes improving access to finance—for micro, small, and medium enterprises, and to support trade. We help governments improve the investment climate, so new investment is encouraged. We also help local manufacturing and services firms build capacity and strengthen their supply chains.

Investment risks are typically higher in conflict-affected countries. So we take a judicious approach, combining selective and focused investments with advisory services that have led to respectable portfolio performance: IFC's investment projects and advisory programs in conflict-affected nations perform in line with IFC averages, although it may take more time to achieve strong results.

Our work in Iraq illustrates our approach. Our investments in the country are small, and primarily in the financial sector. Our focus is also on advisory services activities that will support capacity building in the banking sector, promote public-private partnerships in collaboration with the World Bank, and provide management training for small and medium enterprises—especially to women in these enterprises.

In FY10, IFC committed $16 million in two projects in Iraq's financial and real sectors. We are also exploring ways to increase our activities in trade finance, microfinance, ports, and the power sector.

our swift response



Haiti's needs were urgent. IFC's response was swift. In the wake of the devastating earthquake that struck the country in January, IFC quickly approved and made available a $35 million emergency investment program to help private companies get back to business, reestablish critical services, and create or preserve jobs.

LATIN AMERICA AND THE CARIBBEAN



The program was a key step in our commitment to helping rebuild Haiti's garment, infrastructure, telecommunications, tourism, and financial sectors.

In these challenging times, IFC aims to help textile firms capitalize on favorable trade legislation, which nearly triples duty-free quotas for Haitian clothing exports to the United States. As part of our program, IFC is financing the expansion of an important garment manufacturer in Northern Haiti, which will create 4,000 new jobs by the end of 2011. In addition, IFC has provided $7.5 million to enable a group of Haitian investors to resume construction of the Oasis hotel complex in Port-au-Prince as a business facility. We are also providing $3.4 million for the first phase of Canada-based Eurasian Minerals' gold and copper exploration in Haiti, which supports 800 jobs.

In addition, we are intensifying our advisory services in Haiti to help companies and government agencies retain and attract investors. This includes simplifying the regulatory framework for special economic zones, improving the country's ports, and supporting the Haitian government's plans to decentralize zones outside of Port-au-Prince. IFC's goal is to help attract new garment companies to invest $30 million in Haiti, which will support 9,500 new jobs in these zones.

In April, we completed the structuring of the international bidding process for TELECO, which will bring the country's largest foreign direct investment since the earthquake—a nearly $100 million investment in Vietnam's biggest mobile telephone operator, Viettel, to expand telecommunications services in Haiti.

In 2008, we opened a local office in the country. Our strategy seeks to increase access to basic services and develop human capital. Though the road to recovery will be long, IFC stands as a long-term partner in Haiti, with one common objective—to create jobs for the Haitian people and help improve their quality of life.

the Conflict-Affected States in Africa initiative



Conflict magnifies the challenges of poverty in many African countries, with devastating results.

SUB-SAHARAN AFRICA



IFC works to provide immediate assistance and long-term support to these countries by helping them rebuild their private sectors, increase stability, reduce poverty, and put their populations back to work. We do it through the Conflict-Affected States in Africa initiative, a $25 million program launched in 2008 to design and implement integrated strategies to support economic recovery in these countries.

The program, supported by Ireland, the Netherlands, and Norway, has helped IFC become active in some of the poorest and least developed states in Africa. We initially focused on four countries, where war has destroyed economies and caused widespread poverty:

—Central African Republic: Heavily dependent on aid, this is one of the world's poorest countries, without a viable private sector. IFC opened a new office in the capital, Bangui, to support on-the-ground efforts to improve the investment climate and foster small business growth.

—Democratic Republic of Congo: Poverty, famine, and disease are widespread in this nation, where more than 5 million people were killed in the Second Congo War. IFC is working here to improve the business climate.

—Liberia: The end of a long civil war in 2003 ushered in an era of hope and democracy here, where Africa's first elected female head of state is leading major reform efforts. From our recently opened office in Freetown, IFC is working on a roster of projects that includes investments in a new microfinance bank and a rubber plantation.

—Sierra Leone: Confidence is on the rise, along with stability, following the conclusion of a 10-year civil war that ended in 2001. IFC projects here include support for tax simplification, investment promotion, and small-business development efforts. We are also broadening the range of financial services available, such as leasing.

a home for the Ahmadi family



Hamida Ahmadi runs a beauty parlor in Kabul's densely populated Char Qala neighborhood. Until recently, she lived in a rental house with her parents and younger sister while the family saved to build a home of their own.

MIDDLE EAST AND NORTH AFRICA



Money was tight. The resources provided by the beauty shop, her mother's tailoring work, and her father's money-exchange business weren't enough to put a new roof over the family. In Afghanistan, affordable loans aren't easy to find.

Then Hamida learned that First MicroFinance Bank of Afghanistan offered construction loans. She borrowed money to complete construction of a new house on land her father had purchased. The family recently moved in, and is planning to expand the house to fit more family members.

Hamida, who pays down the loan regularly each month, praised FMFB for providing finance where few other banks are willing to.

IFC helped found FMFB in 2004, providing its sponsors at the Aga Khan Agency for Microfinance with the capital and advisory services needed to get started. Today, it is Afghanistan's most successful commercial microlender, bringing modern banking to more than 85,000 low-income people across the country.

To widen our impact, we began advising FMFB last year on the development of housing-finance products, providing a resident advisor and other specialist services. This has enabled the bank to make small home loans to nearly 2,000 people like Hamida.

IFC's investment portfolio in Afghanistan has increased more than tenfold over the past five years, climbing to $95 million from $8 million. The portfolio includes a $75 million investment in MTN Afghanistan, the country's second-largest mobile-phone operator, to expand its network to serve more low-income populations. IFC also has launched a management and business-skills training program for small and medium enterprises, and provided advice in agriculture and other sectors.

conflict: impact around the world

HAITI

IFC structured the bidding for the public-private partnership that led to Haiti's largest foreign direct investment since the earthquake, a $99 million investment by Vietnam's Viettel in Telecommunications d'Haiti.

IFC's investments and advisory services are being felt throughout conflict-affected countries, where we are expanding our work. We're helping small business owners in Sierra Leone cut their costs, expanding credit to Yemen's entrepreneurs, and boosting trade finance for firms in Lebanon. At the same time, our initiatives are ensuring that battered economies can recover—and stay healthy.

WEST BANK

IFC is providing $72 million for a mortgage finance program expected to double the number of Palestinian families able to purchase homes.

LEBANON

We're partnering with BLC Bank to help increase trade finance for businesses in Lebanon, expanding economic activity in the region.

SIERRA LEONE

We're supporting Sierra Leone's recovery by helping the government introduce reforms that are simplifying procedures and lowering the cost of doing business.

YEMEN

Our advice is helping Saba Islamic Bank better manage risks and increase financing for small and medium enterprises, strengthening Yemen's banking system.

LIBERIA

IFC advised the government on the bidding process for a management contract for Liberia Electricity Corporation to help rebuild electricity services and connect at least 30,000 new customers.

RWANDA

Through BusinessEdge, we're giving owners of small and medium enterprises in Rwanda a chance to acquire new management skills.

CENTRAL AFRICA

We're putting $12.5 million into a new fund designed to give businesses in central Africa better access to credit.

water and urbanization

OUR FOCUS

Across the developing world, populations are growing rapidly—and concentrating in urban areas.

This growth will intensify the need not only for roads, bridges, and sanitation systems, but also for social infrastructure such as hospitals and schools. It will make clean water an increasingly critical resource.

Under such conditions, successful urbanization will be critical to reducing poverty and ensuring sustainable economic growth. IFC is helping to make that happen.





INNOVATION AND IMPACT

We are partnering with clients to boost investments in small and medium enterprises and encourage new public-private partnerships, helping build medical centers and open education opportunities to the jobless and under-employed. We are working to ease the pressure on cities' overburdened business infra-structure by financing efficient new buildings. We also are working with cities to create a better investment climate.

We are leading initiatives to curb an expected increase in global water requirements that—if left unchecked—might lead to a crisis in developing countries in coming decades. To confront water scarcity, we are investing in new technologies that can help bring clean, affordable water to previously parched regions. Those investments have already given millions access to clean water, and helped energize the private sector to deepen its involvement in the sector.

LATIN AMERICA AND THE CARIBBEAN



university education provides hope for a bright future

Jaider Fernandez, who lives in Bogotá, was frequently unemployed or underemployed. For him, the opportunity to obtain a university education made all the difference.

In 2003, he enrolled in Corporación Universitaria Minuto de Dios — or Uniminuto, one of Colombia's leading educational institutions serving lower- and middle-income students, many of whom live in informal settlements, secondary cities, and rural areas.

Fernandez worked as a delivery boy on minimum wage, and also at a call center. But he was determined to improve his standard of living. In 2007 he completed his undergraduate studies in Information Systems Technology at Uniminuto. That immediately expanded his job opportunities.

He now works as a database administrator at a major company in Bogotá. "Thanks to Uniminuto, I am earning a monthly salary of 2.5 million pesos ($1,250)," he says proudly.

Uniminuto provides a range of affordable technical, vocational, and university education to 35,000 students in Colombia. Its business model combines low-cost tuition and high value programs in computer science, business, engineering, and other fields, enabling lower-income students to receive professional certification and university degrees.

IFC provided the equivalent of $8 million in long term local-currency financing to Uniminuto in 2009, helping it reach an additional [illegible],000 students, many of whom represent the base of the economic pyramid. This financing will protect the university — and, indirectly, its students — from exchange-rate risk, keeping its programs reasonably priced for the foreseeable future.

Fernandez plans to go to Germany for postgraduate studies and return to Uniminuto to become a teacher.

"I feel great affection for Uniminuto," he says. "When I did not have a serious job, Uniminuto helped me finance my studies, obtain my degree, and have a better life."


SUB-SAHARAN AFRICA



bringing world-class health care to Lesotho

For 35-year-old nurse Mabothile Poka, working in a modern, state-of-the-art, public health clinic outside Lesotho's capital fulfills a dream.

The recently opened Likotsi clinic in the city of Maseru promises to revolutionize rural health care in the country, which suffers from one of the world's heaviest caseloads of HIV and AIDS.

"This new clinic is something amazing for the people of Lesotho," Poka said. "It has modern equipment like electrocardiograms and scanners, which haven't been available to patients in rural areas before. It is a dream to work in a place like this in my own country."

The clinic is one of four resulting from a landmark 2008 public-private partnership agreement between the Tsepong consortium—led by health group Netcare—and the government of Lesotho. IFC served as lead transaction advisor on the agreement, which also calls for a modern hospital to be built in Maseru.

The first three clinics opened in May 2010. Patients are benefiting from a full range of services, including an HIV/AIDS unit, dental facilities, and optometry, radiology, and maternity wards. Netcare also has introduced a computerized administrative system, speeding services to the 300 men, women, and children treated at each clinic daily. The operator of the clinics, meanwhile, has agreed to steadily increase the number of female employees and managers over the life of the project.

The public-private partnership agreement that made the Lesotho clinics possible could serve as a model across Africa, where public health services are often overwhelmed by growing populations and hamstrung by a lack of funding.

"In other clinics I've worked at in Lesotho, we always had to turn people away," Poka said. "There were just too many patients, and we didn't always have the right equipment or supplies. Now I am happy I can treat everyone who comes to the clinic for help."

our approach to water security



The scarcity of clean water and sanitation is threatening global economic growth and security. In two decades, a third of the world's population is expected to have access to just half the water it needs. Without action, water security could turn into the world's next crisis.

IFC STRATEGY

IFC helps finance projects that reduce water loss and boost access to clean water and sanitation. We've invested $1.4 billion in the sector since 2000.

IFC is working with the private sector to address a problem that governments alone don't have the resources to fix. Since 2000, IFC has invested more than $1 billion in the sector, reaching over 30 million people.

We know that boosting access to clean water and sanitation services contributes to economic development: every dollar invested in water and sanitation yields an estimated $8 benefit in increased productivity and reduced costs. But as long as water prices don't reflect the cost of delivery, the private sector will largely remain on the sidelines.

To increase private participation in the water sector, IFC is developing a pipeline of bankable projects and providing innovative financing options for projects that help reduce water loss and increase connections. We're building support for new models to address the challenges of water, while promoting the transfer of know-how through partnerships.

Through our work with the private sector, we are helping reduce the number of children who die from diseases spread by dirty water. Also, fewer people are forced to walk miles every day for fresh water, and fewer families lack the dignity of a clean toilet.

helping new global players invest in infrastructure



Africa is an increasingly attractive destination for investment, drawing capital from companies around the globe. IFC is helping a new set of investors—including China—ensure their projects have the biggest development impact and recognize the importance of higher environmental, social, and corporate governance standards.

SOUTH-SOUTH INVESTMENT

IFC committed $1.7 billion in 71 South-South projects in FY10.

In Tanzania, we committed $10 million to finance a 20-story office and retail building being developed in Dar es Salaam by the Mwalimu Nyerere Foundation and a subsidiary of China Railway Jianchang Engineering Company Ltd., one of China's largest contractors. The project, IFC's first direct investment in a Chinese firm operating in Sub-Saharan Africa, builds on our work with companies inside China, where we're boosting energy-efficiency financing, supporting the country's "Green Credit Policy," and working to promote balanced rural and urban development.

China's emergence as an economic power and its substantial investments in Africa make it an important partner for IFC. We can help Chinese enterprises operating in Africa adopt social, environmental, and corporate-governance standards consistent with international best practices. Our track record and strong presence in Africa put us in position to identify and support the companies that understand the long-term business value of sustainable investment.

In the Dar es Salaam project, IFC helped make the building design energy- and water-efficient, and ensured that the wastewater discharged from the complex is treated, since the city—Tanzania's largest—lacks a sewage treatment system. When it is finished, the building will ease the pressure on Dar es Salaam's strained business infrastructure, providing much-needed office space and helping Tanzania's services sector expand.

The project also reflects our increasing involvement in "South-South" investment, projects executed in Africa by companies from developing countries. Such investments encourage smoother capital flows and promote high standards that are critical for Africa's economic development. In FY10, IFC helped facilitate 71 South-South investment projects with commitments totaling $1.7 billion.

cleaner water—and a healthier future



In Mohan Prasad's village in India, outbreaks of typhoid, malaria, and other waterborne diseases used to occur with regularity. Clean water was an unattainable luxury.

SOUTH ASIA



That is changing, thanks to low-cost ultraviolet technology provided by IFC client WaterHealth International. An innovative solution for low-income people in areas that lack access to potable water, it quickly filters out microbes, allowing the firm to provide safe, purified water for less than a penny a liter—prices even the poor can afford.

"Now, I and everyone in the village get good, safe drinking water," says Prasad, who lives in Nadigudem in the state of Andhra Pradesh.

WHI entered the Indian market in 2005, soon after receiving IFC's early-stage $1.2 million investment. Our investment helped the company attract more from others like Dow Chemical of the U.S. and India's ICICI Bank. Today, it provides clean, affordable water to more than 1 million people in India alone.

Building centralized water supply networks capable of providing safe water can be prohibitively expensive, even for developed countries. With IFC's help, WHI provided an alternative that could be a model for communities in rural areas and on the outskirts of cities—water-purification systems can allow these communities to safely tap available water resources without the need for large infrastructure projects.

IFC is backing WHI's expansion to make an impact on the waterborne diseases that claim hundreds of thousands of lives each year in India—more than any other country. Our investments will help the company install more than 600 systems in rural communities in India, Bangladesh, and Ghana over the next two years.

WaterHealth has installed systems in more than 300 villages in Andhra Pradesh. Through its water centers, the company also provides employment—for service operators like Prasad, maintenance engineers, and others who engage with people from the village and train them on operating machines and collecting revenue.

fostering productive public-private partnerships



One million people live in Periperi, an impoverished district in the Brazilian city of Salvador. For decades, they lacked an emergency hospital.

LATIN AMERICA AND THE CARIBBEAN



That's about to change with the Hospital do Subúrbio, the first to be built in the area in 20 years, and the first to operate under a public-private partnership in the country.

IFC served as the lead advisor to the government of Bahia state, which is building the hospital. With 298 beds, the hospital is expected to treat 20,000 inpatients and 120,000 outpatients each year. For many people in the area, the hospital's opening marks the first time they can easily obtain surgical, orthopedic, and other specialized medical services.

"I feel happy to be working here on the Hospital do Subúrbio, getting it ready for my family and others," said Carlos Nascimento, a mason who worked on the hospital's construction.

The hospital will be equipped and operated by a private consortium for 10 years, after which it will revert to the government. IFC's expertise helped prepare the feasibility study, economic analysis, and project structuring for the concession contract. We also helped with public consultation and the bidding process, under the highest levels of transparency.

In a time of scarce resources and growing needs, many governments are searching for ways to do more with less—to increase the quantity and quality of infrastructure investments while limiting public-sector funding and risk. IFC is responding by helping them set up public-private partnerships and other private sector participation arrangements. We are the only multilateral agency that offers direct advisory services to governments on private sector participation in infrastructure, health, and education.

In 2010, IFC completed 10 successful public-private partnerships that address basic infrastructure and health care needs. These partnerships have also yielded fiscal savings of $1.4 billion for governments and leveraged $1.7 billion in private investment.

water and urbanization: impact around the world

BRAZIL

IFC's loan of 65 million Brazilian reais will help Grupo Ser Educacional bring high-quality education to underserved areas and lower-income students.

PERU

IFC is providing $65 million to help Lima's Sedapal build a water treatment plant that will benefit over 2.4 million low-income residents.

IFC is deploying all of our resources to address the developing world's mounting water needs and ease the stresses on its increasingly crowded cities. Our clients distributed water to nearly 35 million people in 2009, and reached nearly 8 million patients in need of health care. In Eastern Europe, we're helping overhaul water and wastewater networks. In Uganda, government workers are receiving training on the water sector. And in Peru, millions will take advantage of a water treatment plant we helped finance.

EASTERN EUROPE

Our investment of up to €100 million in the Czech Republic's Veolia Voda will help the company rehabilitate and upgrade water and wastewater networks in Eastern Europe.

RUSSIA

We are working with municipal water utilities and private industrial companies to help them improve water efficiency and the quality of discharged water.

CHINA

$25 million in IFC financing for Singapore-based Healthway Medical Corporation Ltd. will help widen access to high-quality medical care in underserved areas of China.

NIGERIA

We're extending $150 million in syndicated loans to help Helios Towers Nigeria Ltd. improve access to quality, affordable telecommunications in Nigeria.

UGANDA

We helped the government of Uganda implement a strategy to increase the efficiency of water distribution to small towns and rural areas through public-private partnerships.

RWANDA

IFC guaranteed a letter of credit issued by Kenya Commercial Bank, allowing Cimerwa, Rwanda's largest cement company, to import equipment and improve competitiveness.

KENYA

We are advising and investing in Kenya's Spencon International so the firm can expand its infrastructure projects in Eastern and Southern Africa.

SOUTH AFRICA

A strategic partnership with South Africa's Life Healthcare Group will help transfer the company's hospital management know-how to other countries.

lessons learned

Even projects with the deepest development impact can be improved.

As a learning institution, IFC takes pride in constantly assessing our strengths and weaknesses—and putting the findings into practice. It makes our investments, advice, and mobilization more effective, ensuring that mistakes made once aren't repeated.

Working with the Independent Evaluation Group and the Compliance Advisor/Ombudsman, IFC addresses the concerns of people affected by our work and broadly gauges our performance. We evaluate the "cross-cutting" effects a single project can have on multiple industries and regions. Applied routinely, this approach builds credibility and trust, and enhances our accountability with stakeholders

THE FINANCIAL CRISIS — SHAPING OUR STRATEGY

IFC's approach to private sector development has evolved as a result of the global financial crisis. The changed economic environment called for new ways of doing business—not only for our clients but also for IFC and other development institutions.

As economies in the developed world faltered, we worked to help export-dependent countries in emerging markets build and leverage domestic sources of growth—among other things, we helped them address the challenges and opportunities created by rapid urbanization. Last year, for example, we invested $40 million to help modernize and expand the operations of Masan Foods, a Vietnamese packaged-foods company that links local farmers to the growing base of urban middle-class consumers.

We put special emphasis on the delivery of advisory services to help clients manage risks and improve corporate governance. We redoubled our efforts to help governments develop more effective financial-market regulation and systems for dealing with corporate insolvency. For example, we helped the Ministry of Economy in Ukraine—one of the countries hit hardest by the crisis—identify ways to improve the regulatory framework for insolvency administrators and develop rules for out-of-court dispute resolution.

The crisis highlighted the importance of building partnerships and promoting coordination in international responses to development challenges. Several of our crisis initiatives (see page 14) reflected such partnerships—between the public and private sectors, and among international development institutions and donors. In addition, the crisis underscored the importance of having people, programs, and capital in place before a crisis. These attributes significantly enhance our capacity to respond swiftly.

The Independent Evaluation Group examined our response, and found that our performance reflected lessons learned from past crises—but also a few missed opportunities. Among the findings:

—Speed and Effectiveness: Anticipating financial turmoil, IFC began preparing to assist clients as early as 2007. New investments declined by 7 percent during the crisis—less than the 40 percent average in past crises. Investment in the poorest countries increased by 25 percent.

—Response Design: IFC's initiatives were ambitious and innovative and involved mobilizing $25 billion between fiscal 2009 and 2011. The initiatives were targeted, temporary, and partnership-based, a structure that showed we are "learning from past crises."

—Adaptation: IFC demonstrated flexibility in adjusting to changing circumstances. For example, in 2009 we created a Back Office Operational Team to coordinate initiatives and manage fiduciary obligations to donors and investors.

—Coordination: Partnerships with other development finance institutions were a defining feature of IFC's crisis response, and sent an important signal to financial markets that these institutions would "take unprecedented joint action to avoid a systemic banking collapse."

—Financial Capacity and Countercyclical Role: To preserve our financial capacity and maintain our triple-A credit rating, IFC focused heavily on portfolio management. IFC also was selective in embarking on new business. Although that approach was appropriate, it may have caused IFC to miss some "good opportunities for impact through new investments."

The full findings from IEG's update on the ongoing evaluation of "The World Bank Group's Response to the Global Crisis" are available at: http://www.ifc.org/WBCrisisResponse.

IFC'S APPROACH TO PALM OIL

The palm oil sector is rich with sustainable development possibilities — and challenges.

Sustainable palm oil production offers major benefits consistent with IFC's goal of reducing poverty and improving lives. It is an important source of jobs and income for millions of the world's rural poor. In Indonesia, for example, the sector directly and indirectly employs as many as 6 million people and can contribute to better health and education.

Opportunities, however, can be accompanied by risks. Last year, IFC's palm oil funding was suspended pending the development of safeguards to ensure that lending does not cause social or environmental harm. This action came in response to the findings of an independent audit of our investments in Wilmar Group, one of the world's largest processors and merchandisers of palm oil. The audit by the Compliance Advisor/Ombudsman, who reports directly to the President of the World Bank Group, concluded that IFC "did not meet the intent or requirements of its own Performance Standards" for assessing the Wilmar investments.

We are seeking to learn from this experience and emerge better for it. We are working with the World Bank to develop a shared framework to guide our engagement in the palm oil sector. The framework is being developed in consultation with multiple stakeholders, who are helping craft principles to guide work in the sector, with an emphasis on maximizing development outcomes for local communities and minimizing adverse social and environmental impacts.

As an integral part of the process, IFC is seeking the views of diverse stakeholders on key challenges and opportunities facing the palm oil sector. That includes civil society organizations, affected communities, donors, shareholders, partners, private sector representatives, governments, and agriculture- and agribusiness-focused think tanks. The strategic framework will strengthen our commitment to ensuring that positive outcomes, including environmental and social sustainability, remain at the core of IFC's development efforts.

IMPROVING LIVES, IMPROVING HEALTH CARE

IFC has made significant progress in improving lives by investing in health care — an accomplishment that reflects the lessons of experience.

Last year, a 10-year review by the Independent Evaluation Group found that IFC health projects undertaken before 1999 performed poorly, partly because of a lack of expertise in screening and structuring deals. The performance partly reflected our early inexperience in the sector and the effect of financial crises in some regions. But IEG found our performance improved with experience, and more recent investments have realized good financial returns and achieved stronger development outcomes, including increasing access to services and raising standards.

IFC has worked to improve the social impact of health initiatives by supporting investments providing greater benefits to the poor (as recommended by the IEG report) such as increasing investment in low-cost generic drugs and technologies that address health problems affecting the poor. Most IFC-supported pharmaceutical projects have resulted in "significant declines" in generic drug prices, according to IEG.

To increase our impact, we have integrated our investment work with advisory services and increased support for public-private partnerships. Such partnerships in the health sector are still a relatively new development in emerging markets, although there is growing interest in them, and IFC is playing a pioneering role here.

IFC has also improved its investment performance by supporting innovative approaches and business models that increase access to health services for the poor. We do this by encouraging our clients to invest their capital and expertise in low-income countries and frontier markets, working with banks to provide financing for small companies, and helping our clients reach low-income groups in smaller cities.

We are also working closely with the World Bank to increase our development impact with the Health in Africa Initiative — which is designed to mobilize up to $1 billion to strengthen socially responsible health care in Sub-Saharan Africa.

3 OUR PRODUCTS, ROLES, AND EXPERTISE

where values

As the largest global development finance institution focused on the private sector, IFC plays a distinctive role in creating opportunity in emerging markets.

We catalyze private sector growth wherever we can make the biggest difference—by leading the way and demonstrating to others the value of achieving strong development results. We leverage our leadership role in private sector development—by helping raise global standards for sustainable development, and by collaborating with others to address the most urgent development challenges of our time. We mobilize resources far beyond our own, enlarging the pool of capital and expertise available to the poorest countries and regions of the world.

meet purpose

In our activities, we bring several advantages to bear.

IFC has a strong financial position—and a record of strong performance in both good times and bad—that makes us a reliable long-term partner to our clients. We have a history of developing innovative products and services that help them succeed and expand. We have a growing focus on the world's poorest countries and regions—and a growing portfolio involving micro, small, and medium enterprises, which play a critical role in creating jobs and expanding opportunity.

what we do

We provide more than money. We blend investment with advice to help the private sector find solutions to today's greatest development challenges.

IFC's three businesses—Investment Services, Advisory Services, and Asset Management—are mutually reinforcing, delivering global expertise to clients in more than 100 developing countries.

We provide financing for both immediate and long-term needs, and we combine it with advice that helps companies grow quickly and sustainably—by innovating, raising standards, mitigating risk, and sharing expertise across industries and regions.

We mobilize resources from our many partners, enlarging the pool of capital and expertise available for improving the lives of people in developing countries. This work sets an example for the private sector and helps influence policy, deepening our impact on the poor. As a result, low-income families are gaining better access to schools and hospitals. Residents of remote villages are gaining connections to urgently needed water and power sources. And small farmers are improving their ability to sell their goods by tapping into the global supply chain.

Whether investing, advising, or mobilizing funds, we use our combined global presence and local knowledge to deliver results, *creating opportunity where it's needed most.*


IFC
International
Finance Corporation

IFC

Proposition

INNOVATION	DEMONSTRATION	INFLUENCE	IMPACT
Engaging Partners, Devising Solutions	Mobilizing Capital, Setting Standards	Shaping Policy, Proving Concepts	Achieving Results, Sharing Ideas

Creating Opportunity Where It's Needed Most

our three
businesses:

IFC Investment Services

As the developing world's largest provider of multilateral financing to the private sector, IFC offers crucial investment services in areas that aren't traditionally a focus for private sector capital. Our broad suite of financial products and services ease poverty and spur long-term growth by promoting worthy enterprises, encouraging entrepreneurship, and mobilizing resources that wouldn't otherwise be available. Importantly, our investment services provide a critical reminder that investors can boost development in emerging economies and make a profit at the same time.

Our financing products are tailored to meet the needs of each project. We provide growth capital, but the bulk of the funding comes from—and leadership and management responsibility lies with—private sector owners.

Last year, we invested $12.7 billion in 528 projects, of which $4.9 billion went to projects in IDA countries. We also mobilized an additional $5.4 billion to support the private sector in developing countries.

IFC Advisory Services

Economic development is often stifled in countries where private enterprises face obstacles to their operations and growth.

To help the private sector in emerging markets overcome these obstacles, IFC provides more than investment. IFC's advisory services provide advice, problem solving, and training to companies, industries, and governments. Our experience shows that companies need more than financial investment to thrive—they need a legislative environment that enables entrepreneurship, and advice on business best practices. Our work includes advising national and local governments on how to improve their investment climate. Governments account for about half of our advisory projects. We also help investment clients improve corporate governance and become more sustainable.

We offer advice through more than 1,000 Advisory Services staff in 84 offices across 66 countries. Funding comes from donor partners, IFC, and client contributions. In FY10, Advisory Services expenditures totaled $268 million, of which 61 percent went to IDA countries.

IFC Asset Management Company

IFC Asset Management Company is a private equity fund manager. It was created to tap the substantial financial resources held by sovereign funds, pension funds, and other institutional investors—channeling them to profitable investment opportunities in countries that most need the capital. A wholly owned subsidiary of IFC, the company invests third-party capital alongside IFC across the developing world. In the process, we expand our development reach by "crowding in" commercial investors. The impact can be long lasting. By demonstrating the financial benefits and growth opportunities—as well as the development impact—of investing in these markets, AMC aims to encourage investors to shift the long-term composition of their portfolios. AMC allows IFC to make more investments than we could alone. And it gives investors access to our pipeline of transactions and deep expertise in developing countries.

fy10 borrowing on international markets


U.S. dollar $4,445,924,292 (46%)
Australian dollar $3,093,724,000 (32%)
Brazilian real $858,114,215 (9%)
Turkish lira $606,653,426 (6%)
New Zealand dollar $349,343,220 (4%)
Singapore dollar $141,562,854 (1%)
Central African franc $45,832,272 (0%)
Other $143,275,346 (1%)

what we do: IFC Investment Services

LOANS

IFC finances projects and companies through loans for our own account, typically for seven to 12 years. We also make loans to intermediary banks, leasing companies, and other financial institutions for on-lending.

While IFC loans traditionally have been denominated in the currencies of major industrial nations, we have made it a priority to structure local currency products. Our disbursed portfolio includes loans denominated in 25 local currencies, including Brazilian reais, Colombian pesos, Chinese renminbi, Indian rupees, Indonesian rupiah, Mexican pesos, Nigerian nairas, Russian rubles, South African rand, and Zambian kwachas.

In FY10, we made commitments for $5.7 billion in new loans.

EQUITY

Equity investments provide developmental support and long-term growth capital that private enterprises need. These investments also provide opportunities to support corporate governance and enhance social responsibility.

We invest directly in companies' equity, and also through private equity funds. This part of our portfolio totaled $11 billion at fair value at the end of FY10.

IFC generally invests between 5 and 20 percent of a company's equity. We encourage the companies we invest in to broaden share ownership through public listings, thereby deepening local capital markets. We also invest through profit-participating loans, convertible loans, and preferred shares.

TRADE FINANCE

The IFC Global Trade Finance Program guarantees trade-related payment obligations of approved financial institutions. The program extends and complements the capacity of banks to deliver trade finance by providing risk mitigation on a per-transaction basis for over 190 banks across more than 80 countries.

In FY10, IFC issued over 2,800 guarantees totaling $3.46 billion. More than 51 percent of the volume of guarantees issued went to IDA countries.

This year, we also created the Global Trade Liquidity Program, an award-winning crisis-response initiative.

SYNDICATIONS

IFC's Syndicated Loan program, the oldest and largest syndicated lending program among multilateral development banks, is an important tool for mobilizing capital to serve development needs. Since its establishment in 1957, the program has mobilized over $34 billion from more than 550 financial institutions for projects in more than 100 emerging markets.

In FY10, 44 percent of our total syndicated loan volume was in IDA countries and frontier regions—one of the highest levels reached in recent years. IFC also mobilized a total of $2 billion through B-loans, parallel loans, and A-loan participation sales. As of June 30, 2010, IFC's committed syndicated loan portfolio totaled $9.3 billion.

SECURITIZED FINANCE

IFC uses structured and securitized products to provide cost-effective forms of financing that would not otherwise be readily available to clients. Products include partial credit guarantees, structured liquidity facilities, portfolio risk transfer, securitizations, and Islamic finance. We use our expertise in structuring—along with our international triple-A credit rating—to help clients diversify funding, extend maturities, and obtain financing in their currency of choice. Through structured and securitized products, IFC mobilized a total of $797 million for clients in FY10.

CLIENT RISK MANAGEMENT SERVICES

IFC provides derivative products to our clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between our clients in developing countries and derivatives market makers in order to provide clients with full market access to risk-management products.

TREASURY SERVICES

IFC funds lending by issuing bonds in international capital markets. We are often the first multilateral institution to issue bonds in the local currencies of emerging markets. Most of IFC's lending is denominated in U.S. dollars, but we borrow in a variety of currencies to diversify access to funding, reduce borrowing costs, and help develop local capital markets. IFC's borrowings have continued to keep pace with our lending. New borrowings in the international markets totaled $8.8 billion equivalent in FY10.

LIQUIDITY MANAGEMENT

Liquid assets on IFC's balance sheet totaled $21 billion on June 30, 2010, compared with $17.9 billion a year earlier. Most liquid assets are held in U.S. dollars. The exposure arising from assets denominated in currencies other than U.S. dollars are hedged into U.S. dollars to manage currency risk. The level of these assets is determined with a view to ensure sufficient resources to meet commitments even during times of market stress.

what we do: IFC Advisory Services

ACCESS TO FINANCE

We increase the availability and affordability of financial services, particularly for micro, small, and medium enterprises. We focus on three priorities—building financial institutions, including nonbank institutions; improving financial infrastructure; and improving the legal and regulatory framework. At the end of FY10, we had an active portfolio of 238 projects in 68 countries, valued at almost $290 million. Our FY10 project expenditures totaled about $50 million, of which 50 percent were in IDA countries and 14 percent in fragile and conflict-affected countries.

CORPORATE ADVICE

Our corporate advice focuses on four priorities—improving corporate governance; building markets for small and medium enterprises and improving their managerial capacity; contributing to commercially viable and scalable businesses; and enhancing corporate responsibility and community engagement. At the end of FY10, we had an active portfolio of 187 projects in 68 countries, valued at $145 million. Our FY10 project expenditures totaled about $34 million, of which 56 percent were in IDA countries and 14 percent in fragile and conflict-affected countries.

ENVIRONMENTAL AND SOCIAL SUSTAINABILITY

We promote the adoption of profitable business models that are good for social development and the environment. We focus on three priorities—addressing climate change; leveraging labor and social capital; and preventing biodiversity loss. At the end of FY10, we had an active portfolio of 76 projects in 28 countries, valued at almost $110 million. Our FY10 project expenditures totaled about $17 million, of which 42 percent were in IDA countries and 3 percent in fragile and conflict-affected countries.

INFRASTRUCTURE

We expand access to infrastructure and other basic services by helping governments design and implement sustainable public-private partnerships. At the end of FY10, we had an active portfolio of 91 projects in 53 countries, valued at more than $130 million. Our FY10 project expenditures totaled about $26 million, of which 40 percent were in IDA countries and 14 percent in fragile and conflict-affected countries.

INVESTMENT CLIMATE

We foster competitive markets, growth, and job creation by helping governments design and implement reforms to their business environments. At the end of FY10, we had an active portfolio of 144 projects in 67 countries, valued at more than $185 million. Our FY10 project expenditures totaled $53 million, of which 75 percent were in IDA countries and 32 percent in fragile and conflict-affected countries.

what we do: IFC Asset Management Company

We have used our own balance sheet to invest in member countries for more than 50 years. Now, we are using that expertise to invest others' capital as well. In FY09, the IFC Board created a new, wholly owned subsidiary to act as a fund manager for third-party capital. IFC Asset Management Company, LLC, provides a fund management platform to raise money from sovereign funds, pension funds, and other institutional investors, and invest it using IFC's well-tested approach.

The objective: to expand the supply of long-term equity capital to developing and frontier markets in a way that enhances IFC's development goals and generates profits for investors.

As of June 30, 2010, AMC had approximately $4 billion of assets under management in two funds: the IFC Capitalization Fund and the IFC African, Latin American and Caribbean Fund (the ALAC Fund). These funds expand IFC's development reach and give outside investors access to our investment expertise and track record of strong equity returns.

IFC CAPITALIZATION FUND

The $3 billion IFC Capitalization Fund invests in commercial banks in developing countries that are systemic for their local economies. The fund is jointly supported by a $2 billion commitment from the Japan Bank for International Cooperation, and a $1 billion commitment from IFC. As of June 30, 2010, the fund has made investment commitments totaling $395 million in five commercial banks in Paraguay, Serbia, the Philippines, Papua New Guinea, and West Africa.

ALAC FUND

The ALAC Fund was launched in April 2010 and has investment commitments totaling $950 million from IFC, Dutch pension fund manager PGGM, Korea Investment Corporation, the State Oil Fund of the Republic of Azerbaijan, the United Nations Joint Staff Pension Fund, and a fund investor from Saudi Arabia. The fund co-invests with IFC in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean. Its aim is to create a portfolio diversified by geography and industry that matches our long-term returns in these markets. As of June 30, 2010, it has made investment commitments of $66 million in its first three transactions.

A SUCCESSFUL LAUNCH YEAR

In its first full year of operation, AMC established its operating platform, hired a core team of investment professionals, and achieved a critical mass of funds under management. AMC's investment decisions are taken independently by fund investment committees chaired by Gavin Wilson, AMC's Chief Executive Officer. Wilson reports to AMC's Board of Directors, which is chaired by IFC Executive Vice President and Chief Executive Officer Lars Thunell, and includes a majority of non-executive members.

AMC continues to design and launch other fund management products that fit IFC's strategic priorities and meet the needs of investors.

partnerships and mobilization

CATALYZING INVESTMENT IN AFRICA

Our expanding relationship with Ecobank Transnational Incorporated, S.A., Africa's largest local financial services network, is giving people in underserved markets better access to financial services and helping bolster the continent's economic recovery—an example of the impact IFC and IFC Asset Management Company can have by working together.

IFC, the IFC Capitalization Fund, and the ALAC Fund signed a $175 million financing package for Ecobank in June. Given the breadth of Ecobank's operations across Africa, the investment will provide capital support to banking subsidiaries in many countries with few alternative sources of long-term capital, helping them respond to the financial crisis.

The impact of our investment: A more stable financial sector that leads to job creation and spurs economic growth. It also sends a powerful signal to other investors—what we call the "demonstration effect."

That's what makes us unique: The ability to make well-structured, comprehensive investments across a range of frontier markets, and to share the opportunity with investors who otherwise might not have been able to invest.

Ecobank operates in 29 African countries and is systemically important in 17 of them. Its reach stretches from Senegal in West Africa to Chad in the middle of the continent to Tanzania in the east.

The ALAC Fund also invested $35 million alongside IFC to support HeidelbergCement's expansion in Africa.

OUR CONVENING POWER

IFC's success in fostering private sector development reflects our many innovative partnerships with governments, foundations, and civil society. We maximize results by collaborating with others who share our objectives. Collaboration helps us achieve what we could not do on our own. It allows us to pool our resources and capitalize on the competitive advantages of each of our partners. It lets us share knowledge and helps improve the design and implementation of programs.

Several dimensions of our work give us a worldwide convening power that sets us apart from regional organizations. Our global, local, and cross-sector presence allows us to work with both the public and private sectors—not only in low-income countries but also in middle-income countries, and in partnership with developed countries.

Our global perspective and presence allows us to capture and share lessons of experience across regions. We also have world-class expertise in risk-management, banking, results measurement, and many other areas—and we can play a key role in formulating solutions to development challenges that can be addressed only through collective action. For these reasons, many multilateral development banks and other institutions look for IFC's expertise and leadership as they develop their private sector operations.

OUR ABILITY TO MOBILIZE RESOURCES

Every dollar of IFC investment leverages about $3 from others.

It's a number we strive to increase. We know the needs of the private sector in developing countries are far greater than we can provide for on our own. So we work with a wide array of partners to maximize the resources we bring to bear—including private investors, international banks, international financial institutions, sovereign funds, institutional investors, philanthropic foundations, and governments.

Our traditional approach to mobilizing third-party resources involves our syndicated lending program, which allows others to co-invest with us through B-loans, syndicated parallel loans, and sales of A-loan participations. We have also mobilized funds for clients through structured and securitized products.

In recent years, we have broadened our approach. Partnerships with other international finance institutions have deepened under the IFI Cooperation Program, in which IFC has played a key role. Since the global economic crisis began, we have also taken a joint approach to many crisis initiatives—including the Joint IFI Action Plan for Central and Eastern Europe, which pledged the equivalent of $34 billion to support banks affected by the crisis. In addition, we have expanded our partnerships with donor governments, foundations, and nongovernmental organizations.

We also have taken the innovative step of launching IFC Asset Management Company, which is designed to mobilize additional resources by allowing outside investors to access IFC's transaction pipeline and benefit from our expertise in achieving strong equity returns and development impact.

what we do: standard setting

IFC PERFORMANCE STANDARDS

IFC's catalytic role in private sector development is bolstered by our expanding work as a standard setter and developer of tools to help the private sector navigate the fast-changing world of investor, shareholder, and stakeholder expectations.

Our Performance Standards define our clients' roles and responsibilities for managing their projects, and the requirements for receiving and retaining IFC support. They have become globally recognized good practice in dealing with environmental and social risk management, facilitating in global financial markets the swift convergence of standards for cross-border project finance.

We have eight performance standards. More information on each is available at http://www.ifc.org/performancestandards. These standards are part of IFC's sustainability framework, which is being updated for the first time this year under a policy-review process that includes engagement with a wide range of stakeholders from academia, civil society, affected communities, and the private sector. More information on the process is available at http://www.ifc.org/policyreview.

1
Social and Environmental Assessments and Management Systems

2
Labor and Working Conditions

3
Pollution Prevention and Abatement

4
Community Health, Safety, and Security

5
Land Acquisition and Involuntary Resettlement

6
Biodiversity Conservation and Sustainable Natural Resource Management

7
Indigenous Peoples

8
Cultural Heritage





THE EQUATOR PRINCIPLES

IFC's approach to transforming business practices in emerging markets can best be seen in the role we play in setting global environmental and social standards.

In 2002, a group of international banks decided to develop a global environmental and social risk-management framework for the banking industry. They sought our help to develop what became the Equator Principles, which today are used by about 70 financial institutions to manage social and environmental risks in project finance.

These institutions, known as EPFIs, pledge not to provide loans for projects in which the borrower is unwilling or unable to comply with the principles. Over the years, they have paid increasing attention to IFC's Performance Standards. When those standards were launched in 2006, the Equator Principles were soon updated to reflect them.

IFC's influence on social and environmental standards continues to grow. Eighteen of the financial institutions that have adopted the Equator Principles are from emerging markets. In some cases, the Performance Standards are also being taken up by governments as a framework for banking regulation. In China, for example, IFC's Performance Standards have influenced the government's "Green Credit policy." In addition, 32 export credit agencies from member countries of the Organisation for Economic Co-operation and Development and 16 European development finance institutions refer to IFC's Performance Standards in their private sector projects.

AGRICULTURAL COMMODITY ROUNDTABLES

Food security and climate change are inextricably linked.

The food and agribusiness sector consumes up to 70 percent of the world's fresh water and generates up to 30 percent of greenhouse gases. It contributes to deforestation and loss of biodiversity. At the same time, the sector is vulnerable to water shortages and shifts in weather patterns caused by climate change.

That poses a major challenge for the world. Minimizing the tradeoffs between increased food production and harm to the environment requires joint effort—by the private, public, and financial sectors, and by civil society. IFC is helping by supporting roundtables on sustainable agriculture.

The roundtables bring producers, processors, traders, and other participants in a commodity's supply chain together with banks and civil society groups that are concerned about the harmful effects agriculture can have. They build consensus on what constitutes responsible production and processing, and promote better management practices.

Take the case of palm oil, the world's most-used vegetable oil. Until recently, producers of palm oil had no comprehensive, widely accepted sustainability standard. That changed with the establishment of the Roundtable on Sustainable Palm Oil, which united the Indonesia Palm Oil Producers Association, Unilever, HSBC, WWF, Oxfam, IFC, and others.

With the financial support of the Global Environment Facility and other donors, IFC is active in several initiatives: the Roundtable on Sustainable Palm Oil, the Roundtable for Responsible Soy, the Better Sugarcane Initiative, the Better Cotton Initiative, the Union for Ethical BioTrade, and the Sustainable Cattle Ranching Working Group in Brazil.

CORPORATE GOVERNANCE

Sound corporate governance is an increasingly important element of sustainable private sector development—not only because it strengthens businesses' ability to attract investment and grow but also because it makes them more accountable.

IFC promotes better corporate governance in developing countries, improving board practices, strengthening shareholder rights, and enhancing risk management and corporate disclosure. We also provide advice to regulators, stock markets, and others with an interest in improving corporate governance.

Our experience allows IFC to tailor global principles to the realities of the private sector in developing countries. As a result, development banks and other investors working in emerging markets now look to IFC for leadership on corporate governance.

We provide this in a variety of ways—including through the Global Corporate Governance Forum, a multi-donor trust-fund facility. The forum drives the corporate governance agenda among regulators and leading corporate directors' organizations. We also bring together international portfolio investors, representing more than $3 trillion, and local business leaders to discuss what governance changes are needed to attract more capital.

We established the IFC Corporate Governance Methodology—a system for evaluating corporate governance risks and opportunities that is recognized as the most advanced of its kind among development finance institutions.

We train our investment officers to identify five areas of risk and opportunity—the commitment of a client's leadership to strong corporate governance, the structure and function of its board of directors with respect to oversight and strategy, the quality of its risk-management framework, the extent of its transparency and disclosure, and its treatment of minority shareholders, such as IFC.

our industries

IFC's leadership role in sustainable private sector development reflects a special advantage—the depth and breadth of expertise we have acquired over more than 50 years of helping emerging-market firms succeed and grow.

This role reflects the insights we have gained from our work in more than 100 developing countries—in every region of the world, and in industries with the greatest potential to address the major development challenges of our time. This knowledge enables us to provide our clients the right mix of capabilities to address their needs, delivering the best of what IFC has to offer in both global knowledge and local know-how. We also help local companies make better use of their own knowledge by matching it to opportunities in other developing countries.

We have moved increasingly to leverage our global industry knowledge to tackle the biggest development challenges of the coming years—including climate change, unemployment, and urbanization.

AGRIBUSINESS

Agribusiness is a strategic priority for IFC because of the sector's broad development impact and strong role in poverty reduction. The agricultural sector often accounts for at least half of GDP and 60 percent of total employment in many developing countries.

IFC helps the private sector address higher demand and escalating food prices in an environmentally sustainable and socially inclusive way. We support global initiatives for sustainable production of agricultural commodities. To help clients finance inventories, seeds, fertilizers, chemicals, and fuel for farmers, IFC offers working-capital facilities. To facilitate trade and lower costs, we pursue investments in infrastructure such as warehouses and cold-storage facilities. We work to bring land into sustainable production, improve productivity by transferring technologies, and make the best use of resources.

IFC helps companies set benchmarks for responsible production, in line with industry best practices. In areas such as sequestering carbon, managing watersheds, preserving biodiversity, and producing renewable energy resources, IFC can help generate new income through environmental services.

FINANCIAL MARKETS

Financial markets account for almost half of IFC's new investments each year. Sound financial markets are vital to development—they ensure efficient resource allocation, create jobs, and spur economic growth.

We focus on small and medium enterprises, microfinance, trade, and climate change, among others. IFC is a leading investor in microfinance. We create innovative products in insurance and supply-chain finance to reach the poor. We are rebuilding our investments in housing finance and are supporting capital-market development in light of the global financial crisis. The crisis underscored the need for IFC in financial markets. Small and medium enterprises, which account for more than half of employment worldwide, saw lines of credit reduced or eliminated. Investors shied away from capital markets. IFC stepped in to fill the gap.

To maximize our impact, we work with financial intermediaries to extend financial products and best practices to more businesses, and microfinance entrepreneurs than we could on our own.

HEALTH AND EDUCATION

IFC is the world's largest multilateral investor in private health care and education in emerging markets. We invest in these sectors because they are fundamental to human and economic development—health care plays a key role in improving the quality of life, while education is a powerful instrument for reducing poverty and growing human capital.

IFC works to increase access to high-quality health and education. We help improve standards of quality and efficiency, facilitate the exchange of best practices, and create jobs for skilled professionals. IFC also works closely with the World Bank and developing-country governments to tailor strategies for countries that lack adequate resources.

IFC is focused on helping partner companies increase development impact. In addition to making direct investments in socially responsible companies, our role includes sharing industry knowledge and expertise, funding small companies, raising medical and education standards, and helping clients expand services to lower-income groups.

INFRASTRUCTURE

About 2.5 billion people lack proper sanitation facilities in developing countries. At least 1.6 billion have no electricity. And 884 million can't get clean water.

IFC helps increase access to power, transport, and water by financing infrastructure projects and advising client governments on public-private partnerships.

We add value by devising innovative projects and public-private partnerships in difficult markets. We mitigate risk and leverage specialized financial structuring and other capabilities. A significant part of our advisory work is supported by other parts of the World Bank Group and donor partners.

Our infrastructure projects exhibit a solid development impact. In the power sector, 79 percent of IFC investment projects approved before 2005 achieved significant development outcomes. In the water and gas sector and the transport industry, the figures were 77 percent and 68 percent, respectively.

MANUFACTURING AND SERVICES

The manufacturing and services sector plays a vital role in creating opportunity and reducing poverty in developing countries. IFC's manufacturing and services clients tend to create or maintain more employment than those in any other sector.

We have increased our activities in the sector, which includes construction materials; forest products; life sciences; energy-efficient machinery; and tourism, retail, and property. We invest in companies that are developing new products and markets, and restructuring and modernizing to become internationally competitive.

fy10 commitments by industry, with dollar volumes

dollars in millions



Agribusiness $536 (4%)
Global Financial Markets $6,654 (53%)
Global Information and Communication Technologies $461 (4%)
Global Manufacturing and Services $1,376 (11%)
Health and Education $432 (3%)
Infrastructure $1,578 (12%)
Oil, Gas, Mining, and Chemicals $1,053 (8%)
Private Equity and Investment Funds $408 (3%)
Subnational Finance $166 (1%)

We focus on clients that are, or can be, strong players in their local markets. In middle-income countries, we increasingly support local second-tier companies and cross-border investments. We aim to play a strong role in developing local companies in the poorest countries. As these industries represent some of the most carbon-intensive sectors, we are helping clients develop and undertake investments that help reduce carbon emissions and energy consumption.

OIL, GAS, MINING, AND CHEMICALS

IFC's mission in the oil, gas, mining, and chemicals sector is to help developing countries realize sustainable economic benefits from natural resources. We provide financing and advice for private sector clients. We also help governments put in place regulatory frameworks and strengthen their capacity to manage these industries across the value chain—from resource extraction to revenue management and spending.

Fossil fuels such as natural gas play a role as a transition fuel to a less carbon-intensive economy. In addition to fossil fuels, our energy investments support a mix of traditional and alternative energy sources, including wind, solar, and thermal energy.

We support private sector investment in extractive industries by working to ensure that communities enjoy concrete benefits such as jobs, improved infrastructure, and economic opportunities. We also help develop capacity among small and local companies, engage with communities to improve projects' long-term development benefits, and foster transparency and governance to combat corruption.

INFORMATION AND COMMUNICATION TECHNOLOGIES

Modern information and communication technologies make it easier for the poor to obtain access to services and resources. They expand opportunity and make markets and institutions more efficient.

IFC works to extend the availability of such technologies to promote sustainable economic growth and good governance, enhance social inclusion, and reduce poverty. We channel investments toward private companies that build modern communications infrastructure and information-technology businesses, and develop climate-friendly technologies.

IFC has the ability to raise additional funds through its syndications and guarantee program. We almost always bring co-investors into projects, providing comfort and encouraging other private investors into markets often considered too risky.

IFC increasingly helps clients move beyond their own national borders and into other developing markets. We estimate that each dollar of IFC funding attracts about $9 in private financing.

special innovations in financing

One of IFC's strengths is the agility with which we are able to develop innovative financial tools to maximize development impact in developing countries.

Here are a few of this year's highlights:



GREEN BOND

IFC's first "Green Bond," a $200 million issue, is designed to support climate-friendly projects in developing countries. Bond proceeds go into a special "green account" for investment in renewable energy, and in energy-efficient or other climate-friendly projects. This was the first time we issued bonds to raise funds that then went into a separate account tied to specific types of loans. Solar and wind installations are among the kinds of projects eligible for funding.



MICROFINANCE BOND

IFC's first microfinance bond issue, which raised $300 million equivalent in Australian dollars, will help increase access to finance for low-income entrepreneurs in developing countries. The listing and sale was arranged by Daiwa Securities Group and the bonds were sold to Japanese investors. Under this arrangement, IFC directed an amount equal to the net proceeds of the bond issue to financial institutions that provide loans to micro-entrepreneurs in developing countries, magnifying the impact of our microfinance activities.



SUKUK BOND

IFC's first-of-its-kind $100 million Hilal Sukuk bond created opportunities for Islamic investors who want to make a positive social impact. This benchmark issue was the product of three years' coordination between IFC and Islamic scholars, and it created a standardized model that promises to facilitate a pipeline of Islamic finance projects in key sectors such as education, health, and infrastructure. Sukuks are investment certificates with an undivided ownership share in underlying Islamic-law-compliant assets.



GLOBAL BOND

IFC's annual global bond issue was heavily oversubscribed—the $2 billion issue generated an order book in excess of $2.5 billion. This strong demand reflected investor confidence in IFC and its management through the global crisis. It highlights IFC's ability to raise funds in a cost-effective manner for private sector development lending in fulfillment of its mission of reducing poverty and improving lives. Buyers included central banks, official institutions, and a wide range of commercial banks.



CENTRAL BANK SWAPS

IFC reached an innovative agreement with the central banks of Rwanda and Belarus that will allow us to provide local-currency loans to support each country's private sector. The central banks will provide IFC with local currency through swaps until local commercial swaps markets develop. Access to long-term local currency allows us to extend long-term loans to companies that lack foreign exchange revenues and cannot assume the foreign-exchange risks associated with borrowing in international currencies.

expanding role in IDA countries and focus on the poor

EXPANDING OUR WORK IN IDA COUNTRIES

About 2.5 billion people—half the population of the developing world—live in the 79 countries eligible to borrow from the International Development Association, the arm of the World Bank Group that helps the poorest countries. Most people in these countries survive on incomes of less than $2 a day.

That's why creating opportunity in IDA countries is a top priority for IFC, the first of our five strategic pillars. Lives are at stake. By catalyzing the private sector in IDA countries, we can help put millions of unemployed people to work, speed nascent economic growth, boost tax revenues, and address inadequate education and health care.

RAMPING UP OUR IDA PORTFOLIO

Our work in these countries has intensified in recent years, from Afghanistan to Zambia. Since FY05, IFC's investments in IDA countries have more than quadrupled to $4.9 billion. Our advisory expenditures totaled $83.3 million in FY10. Nearly half of our investment projects are in IDA countries.

These countries also accounted for 61 percent of our advisory projects. Reflecting our expanded reach in frontier markets, we are now active in 78 percent of IDA countries, half of which are in Sub-Saharan Africa.

That presence reflects our willingness to take risks in challenging environments. The performance of our equity portfolio suggests the risks are paying off. For every $1 in equity we invested in IDA countries over the last decade, we received $2.45 back in return, four cents better than similar investments in non-IDA countries.

Private investment is essential for promoting development in IDA countries, where access to finance is difficult and the need for better infrastructure, health services, and education often exceeds available government resources.

Our projects are diverse. In Central America, for example, an IFC-led partnership is training coffee farmers to adopt sustainable practices. In Uganda, we're helping finance a hydropower project that will bring more power to a country where few people have electricity. In Cambodia, we are advising a venture to give more people access to banking through their mobile phones.

SIGNIFICANT IMPACT

This work is having a significant development impact. In 2009, our clients in IDA countries provided 134 million phone connections, generated enough power for 51.5 million people, and distributed water to 800,000 people. Our clients contributed almost $4.5 billion to government revenues and helped drive $7.4 billion in local purchases of goods and services. Our advisory services have contributed to millions in savings from recommended regulatory reforms and bolstered environmental sustainability by helping countries slash their carbon footprint.

Yet the development challenges remain, with IDA countries struggling to access credit, lift the world's lowest investment flows, and head off shortages of food and fuel. Investing in IDA countries isn't easy. A lax regulatory environment, corruption in many areas, and the difficulty of attracting the best talent to hardscrabble regions top the list of challenges we face in IDA countries. We are ideally positioned to mobilize capital where others will not—our global expertise and decentralized structure give us a prime opportunity to spearhead private sector development in the IDA countries.

OUR APPROACH IN IDA COUNTRIES

IFC's strategy in the most challenging countries is to start with products such as investment-climate advice, which paves the way for investment. In addition, IFC and the World Bank bring complementary skills to bear in joint projects. Working together, we can provide clients more flexible financing options, such as a mix of public and private finance. We can also provide project-structuring expertise while simultaneously advancing industry-sector reform.

In FY10, 10 joint investment projects were committed in IDA countries, twice as many as in FY08. IFC staff also collaborated on 123 joint advisory projects, marking an increase of 45 since FY08. In addition, between FY06 and FY09, IFC contributed $1.3 billion directly to IDA.

Going forward, IFC will further deepen our engagement in IDA countries, expanding our product range and increasing the number of countries we work with. Our strategy will target innovative projects that link farmers to markets, increase climate-friendly investments, and help firms become regional players. We will also focus on gender while supporting micro, small, and medium enterprises, and establish business models that benefit the base of the economic pyramid. We are working with the World Bank to develop more detailed strategies for IDA countries.

INCLUSIVE BUSINESS—OPPORTUNITIES AT THE BASE OF THE PYRAMID

IFC's vision is that people should have the opportunity to escape poverty and improve their lives.

Increasingly, we do this by supporting clients that invest in inclusive business models—offering critical goods, services, and livelihoods to the poor in financially sustainable and expandable ways. The private sector can play a pivotal role in meeting the needs of people who struggle with poverty in its broadest form—the kind defined as much by a scarcity of opportunity and access as by a lack of income.

Landmark research by the World Resources Institute and IFC has shown that about 4 billion people—roughly two thirds of the world's population—live at the base of the global economic pyramid. Each of these people makes ends meet on less than the equivalent of $3,000 per year in local purchasing power. Beyond low incomes, they also have significant unmet needs, depend on informal or subsistence livelihoods, and pay a "poverty penalty"—higher prices for basic goods and services, often of lower quality, than wealthier people pay.


WRI/IFC INCOME THRESHOLD
4 BILLION PEOPLE
lacking basic goods and services, and/or income-generating opportunities
DEFINING THE BASE OF THE PYRAMID
The "base of the pyramid" refers to people living below a given income or spending threshold. The threshold varies in different countries, because the cost of the same basket of daily goods varies across countries. IFC uses the purchasing-power-parity method to define the income threshold.
INDIA
$1.72/day
GHANA
$2.09/day
CHINA
$2.32/day
BRAZIL
$3.69/day
U.S.A.
$8.21/day

At the same time, the poor are creative and resourceful economic agents with an appetite for change. Pioneering companies are finding ways to tap into this potential, integrating low-income producers and consumers into their supply chains. Using inclusive business models, local companies are investing in supply and distribution chains that provide better income opportunities and more goods and services for the poor.

Building on these pioneering efforts—and the development imperative—our challenge now is to greatly increase the number of financially sustainable inclusive business models operating at scale. This is an important role for the private sector: to be able to invest in business models that include the poor as full economic partners.

IFC is approaching this challenge with integrated investment and advisory services, as well as a proactive effort to document and share what we learn. Recognizing that our vision will require the combined effort of many partners, IFC is working to foster a network of corporations, financial institutions, donors, service providers, and others interested in making the process of starting and scaling up inclusive business models easier.



our internal
standards
and operations

where principles

IFC's commitment to alleviating poverty and creating opportunity for the developing world's most vulnerable people is reflected in our corporate culture. At a time of heightened demand for private sector development, our staff of 3,354 men and women around the world enhances IFC's impact by delivering innovative solutions to the toughest challenges.

meet practice

As the need grows for the private sector to take a greater role in spurring development, we think we can do more. To achieve greater development impact, we are adapting, leveraging our strengths, and sharpening our focus on efficiency under a comprehensive change program we call IFC 2013. We are working more closely with clients and partners, crafting new development goals, and finding new ways to mobilize capital.

Our history shows we learn from experience and take on new challenges. And our staff is better positioned than ever to maximize IFC's development impact. More than half of us are based in developing countries, close to the clients and communities we serve. We are also more diverse than ever—57 percent of our staff is from developing countries.

the IFC Way

The IFC Way is a way of being, defining, and solidifying IFC's culture and brand, and a process that engages staff at all levels and in all regions to inform management decision making. It includes our vision, our core corporate values, our purpose, and the way we work.


the IFC WAY

The initiative began in fiscal 2008 with the most extensive consultative process in IFC history—52 consultations involving more than 1,400 staff members in 31 countries. We learned that regular personal engagement with staff members led to new insights and specific ideas for putting them into practice. We also learned that these discussions, giving staff members the opportunity to share concerns and ideas with management, helped create a sense of commitment and community. IFC is building on that momentum, infusing our culture into all of our activities in ways that will help us be more client-focused and produce even stronger results.

A strong corporate culture is central to any organization's ability to succeed and adapt to new challenges. IFC's adaptive culture has encouraged our staff of more than 3,000 employees in more than 80 countries to find creative ways to meet the challenges posed by the global crisis.

By identifying the shared values of our diverse staff, and by establishing forums for regular dialogue and discussion among staff members and managers, *The IFC Way* is enhancing our ability to tackle new challenges.

OUR VISION
that people should have the opportunity to escape poverty and improve their lives

OUR CORE VALUES
Excellence, Commitment, Integrity, Teamwork


excite

OUR PURPOSE
to create opportunity for people to escape poverty and improve their lives by:

- —Promoting open and competitive markets in developing countries
- —Supporting companies and other private sector partners where there is a gap
- —Helping to generate productive jobs and deliver essential services to the underserved
- —Catalyzing and mobilizing other sources of finance for private enterprise development

In order to achieve our purpose, IFC offers development impact solutions through firm-level interventions (direct investments, Advisory Services, and the Asset Management Company), standard setting, and business-enabling environment work.

OUR STRATEGY PROCESS
IFC has a structured and inclusive approach to strategy setting, sharing a common process and language:

- —We first consider the external environment to see how we can help clients succeed
- —We then draw on the global knowledge and local know-how of IFC staff
- —We work in a unified way to achieve our goals
- —We look for partnership opportunities to maximize development impact

THE WAY WE WORK

- —We help our clients succeed in a changing world
- —Good business is sustainable, and sustainability is good business
- —One IFC, one team, one goal
- —Diversity creates value
- —Creating opportunity requires partnership
- —Global knowledge, local know-how
- —Innovation is worth the risk
- —We learn from experience
- —Work smart and have fun
- —No frontier is too far or too difficult

IFC development goals



We are changing the way we do business, finding innovative ways to help more people escape poverty. It begins by setting a series of specific development goals to provide a forward-looking road map to guide IFC's strategy and operations.

This is a pioneering approach, and represents a significant shift from the past. Until now, we have primarily measured development impact as we go, setting broad priorities and then evaluating each investment or advisory project based on its expected impact.

The development goals now being put in place will give us a broad framework to set our development-driven strategy, coupled with credible measures of our progress.

The effort is a work in progress. Our initial set of goals includes targets to expand access to financial, infrastructure, health and education services, and to expand opportunities for micro, small, and medium enterprises, and for farmers. Based on early experience, methodologies will be refined, and progress against the goals will become an important tool for management.

who we are

IFC's employees are based in about 100 offices in 86 countries, including 42 of the poorest countries — those served by IDA.

We represent 137 countries, including 59 IDA nationalities. Today, 54 percent of our staff is based in the field, up from 43 percent in FY04.

We are diverse. Our diversity enriches our perspectives, allowing for innovative and local solutions for local clients and stakeholders while capturing best practices that can be applied globally. Employees from developing countries represent 66 percent of all staff and 57 percent of those at officer level and higher.

headquarters staff: 1,544

field staff: 1,810



where we work

location	fy04	fy10
Washington, D.C.	1,291 (57%)	1,544 (46%)
Field offices	963 (43%)	1,810 (54%)
Total IFC staff	2,254	3,354

gender (all full-time staff)

gender	fy04	fy10
Male staff	1,121 (50%)	1,571 (47%)
Female staff	1,133 (50%)	1,783 (53%)
Total	2,254	3,354

national origins (all full-time staff)

national origins	fy04	fy10
Developed countries	963 (43%)	1,145 (33%)
Developing countries	1,291 (57%)	2,209 (67%)
Total	2,254	3,354

gender (all staff at officer level and higher)

	fy04	fy10
Male staff	844 (69%)	1,238 (60%)
Female staff	387 (31%)	827 (40%)
Total	1,231	2,065

national origins
(all staff at officer level and higher)

national origins	fy04	fy10
Developed countries	647 (53%)	892 (43%)
Developing countries	584 (47%)	1,173 (57%)
Total	1,231	2,065


IDA countries
middle-income countries with frontier regions
other client countries

our place in the World Bank Group

The World Bank Group is a vital source of financial and technical assistance to developing countries. Established in 1944, its mission is to fight poverty with passion and professionalism, for lasting results.

IFC is one of five members of the Bank Group, and carries out the mission by working with the private sector to create opportunity where it's needed most. Since our founding in 1956, we have committed more than $86 billion of our own funds for private sector investments in developing countries, and we have mobilized billions more from others.

In working toward a world free of poverty, we collaborate closely with other members of the Bank Group, including:

—*The International Bank for Reconstruction and Development*, which lends to governments of middle-income and creditworthy low-income countries.

—*The International Development Association*, which provides interest-free loans, called credits, to governments of the poorest countries.

—*The Multilateral Investment Guarantee Agency*, which provides guarantees against losses caused by noncommercial risks to investors in developing countries.

—*The International Centre for Settlement of Investment Disputes*, which provides international facilities for conciliation and arbitration of investment disputes.

measuring results

Development effectiveness is the guiding principle of IFC's work. Through our Development Outcome Tracking System, which measures the development effectiveness of our investment and advisory work, we have established ourselves as a leader in development-results measurement. DOTS gives IFC a key competitive advantage, and is critical to understanding how well our strategy is working and whether we are reaching the people and industries that most need our help.

IFC was the first multilateral development bank to report on development results for our entire portfolio, beginning with our 2007 Annual Report, and to have an external firm review the application of our methodology and reported results, as part of assurance for these aspects of our reporting.

Since 2008, we have been reporting on changes in development results for investments compared with the previous year and, for advisory services, on the results of in-depth evaluations. We also launched a development results portal (www.ifc.org/results) to supplement information in the printed report.

In FY09, IFC's Independent Evaluation Group evaluated IFC's systems and processes for monitoring and evaluating development results, including DOTS. The evaluation found that the tracking system provides current, unbiased assessments of the development results of our investments. It also highlighted the significance of mechanisms introduced to link incentives to project results through performance awards. "In so doing," the report said, "IFC has been at the forefront of performance measurement related to private sector development among multilateral development banks."

In FY10, we launched DOTS-2, which improves the way development results data are captured and tracked through the system, fully integrating with IFC's investment project cycle and other information systems. This year, we report for the first time on the development results of our investments, using data generated by DOTS-2.

IFC's evaluation framework for investments reflects good practice standards agreed on by multilateral development banks for private sector results. Our tracking system is built on this foundation.

DOTS

DOTS allows for real-time tracking of development results throughout the project cycle. IFC staff members identify clear, standardized, and verifiable indicators, with baselines and targets, at the outset of a project. They track progress throughout supervision, which allows for contemporaneous feedback into operations.

For investments, the overall development outcome score is a synthesis of four performance categories that are informed by achievement of industry-specific indicators. To obtain a positive rating, a project must make a contribution to the host country's development—a contribution that is assessed according to good practice standards agreed on by multilateral banks for evaluating private sector investment operations. For Advisory Services, the rating is a synthesis of the overall strategic relevance, effectiveness (as measured by project outputs, outcomes, and impacts), and efficiency of the services.

This report provides the DOTS score—the percentage of projects that have achieved a high rating (in the top half of the rating scale)—for IFC overall and by region and industry. Data for total development reach are provided by IFC's active portfolio clients, and presented regardless of IFC's investment size. Given that IFC is always a minority investor, these results cannot be attributed solely to IFC. IFC does not claim attribution for these reach figures. However, IFC has created specific attribution rules to be applied in measuring and reporting development achievements. These rules, designed to capture the extent to which incremental reach of a client company should be attributed to IFC, will be monitored in department scorecards, starting in FY11.

WHAT DOTS COVERS

IFC's tracking system covers all active projects in our portfolio, for both investments and Advisory Services. The tracking process starts by setting initial objectives, using standard indicators by industry or business line, and tracking achievements throughout the project cycle until closure.

For **Investment Services**, DOTS covers—after certain exclusions—almost all 1,513 companies under supervision. This report focuses on the 493 out of 535 investments approved between 2001 and 2006 that are mature enough to be rated. Every year the cohort of investments we report on shifts by one year. Newer investments are not mature enough to be evaluated, while older ones are less relevant for today's operations and have often already closed. We also address the current reach of all active investments in IFC's portfolio. Reach indicators measure the number of people reached by goods and services provided by IFC clients, or the dollar benefit to particular stakeholders affected by the activities of IFC clients.

For **Advisory Services**, DOTS covers all projects that are active, completed, or on hold, dating back to FY06. At the end of FY10, the supervision portfolio included 562 active projects. This report highlights results achieved between 2006 and 2009, and those of 111 (of 153) projects for which project completion reports were done in FY09 and for which development effectiveness could be assessed. The time periods for which these results are reported differ by Advisory Services business lines and product lines.

Some types of projects are not tracked in the DOTS systems. By number, the most important exclusions were projects at early stages of the project cycle, projects that are expansions to existing ones, projects that are split into several investments, small projects that typically form parts of larger programs, and certain financial products such as swaps and rights issues.

development outcome: investments

performance category	general indicators and benchmarks	examples of specific indicators assessed against targets
Financial performance	Returns to financiers, e.g., financial returns at or above weighted-average cost of capital	Return on invested capital, return on equity, project implemented on time and on budget
Economic performance	Returns to society, e.g., economic returns at or above 10 percent	Numbers of connections to basic services, loans to small enterprises, people employed, tax payments
Environmental and social performance	Project meets IFC's Performance Standards	Improvements in environmental and social management, effluent or emission levels, community development programs
Private sector development impact	Project contributes to improvement for the private sector beyond the project company	Demonstration effects (other firms replicating a new approach, product, or service), linkages to other private companies, corporate governance improvements

development outcome: advisory services

performance category	general indicators and benchmarks	examples of specific indicators assessed against targets
Strategic relevance	Potential impact on local, regional, national economy	Client contributions, alignment with country strategy
Efficiency	Returns on investment in advisory operations	Cost-benefit ratios, project implemented on time and budget
Effectiveness	Project contributes to improvement for the client, the beneficiaries, and the broader private sector	Improvements in operations, investments enabled, jobs created, increase in revenues for beneficiaries, cost savings from policy reforms

IFC's development results for investments



Development outcome
493
$15,431
71%
82%
Financial performance
57%
65%
Economic performance
62%
71%
Environmental and social performance
68%
70%
Private sector development impact
78%
87%
% Rated High
0% 20% 40% 60% 80% 100%
Unweighted (number of projects)
Weighted by IFC investment size (US$ millions)

DOTS data as of June 30, 2010, for projects approved in calendar years 2001–2006.

IFC's development results by industry fy09 vs. fy10



IFC
71%
71%
Manufacturing and Services
54%
57%
Information and Communication Technologies
64%
70%
Infrastructure
80%
70%
Financial Markets
77%
73%
Private Equity and Investment Funds
68%
74%
Agribusiness
80%
78%
Oil, Gas, Mining, and Chemicals
80%
79%
Health and Education
73%
85%
% Rated High
0% 20% 40% 60% 80% 100%
2009 2010

FY10: DOTS data as of June 30, 2010, for projects approved in calendar years 2001–2006. FY09: DOTS data as of June 30, 2009, for projects approved in calendar years 2000–2005.

IFC's development results by region fy09 vs. fy10



IFC
71%
71%
Europe and Central Asia
70%
66%
Sub-Saharan Africa
65%
66%
Middle East and North Africa
68%
70%
East Asia and the Pacific
64%
72%
Latin America and the Caribbean
77%
77%
South Asia
79%
79%
% Rated High
0% 20% 40% 60% 80% 100%
2009 2010

FY10: DOTS data as of June 30, 2010, for projects approved in calendar years 2001–2006. FY09: DOTS data as of June 30, 2009, for projects approved in calendar years 2000–2005.

INVESTMENT RESULTS

IFC's development-outcome scores remained stable compared with the past two years, with 71 percent of investments rated high in FY10. Results among industries were mixed, reflecting different sensitivities to the adverse effects of the global crisis. Among regions, only Europe and Central Asia deteriorated, but this was offset by improvement in East Asia and the Pacific.

Our Health and Education department showed the biggest performance improvement—the percentage of investments rated high rose by 12 points to 85 percent, although the number of department operations is relatively small. The DOTS scores of our Private Equity and Investment Funds and Information and Communication Technologies departments climbed by six points to 74 and 70, respectively.

The score for the Manufacturing and Services department rose three points to 57. That is encouraging because the department continues to be IFC's weakest performer. Having traditionally suffered from difficult investment climates and poor infrastructure, the Manufacturing and Services department is beginning to benefit from its recent shift away from direct support to small businesses and toward indirect support through financial intermediaries, and also from IFC's strategic focus—often jointly with the World Bank—on improving business climates and infrastructure in the countries of our clients.

Performance improvements in several sectors reflected the fact that newer projects entering the reporting cohort performed better than older projects that dropped out. In the Information and Communication Technologies sector, many companies were located in Asia, which recovered more quickly from the crisis and continued to show strong performance. The performance of our Private Equity and Investment Funds department rebounded partly from last year's drop, as equity markets recovered some of the losses suffered at the peak of the financial crisis—with the exception of investments in Eastern Europe and Latin America.

The performance of our Oil, Gas, Mining, and Chemicals; Agribusiness; and Financial Markets departments remained relatively stable compared with last year (within four percentage points). But the DOTS score of our Infrastructure department deteriorated 10 percentage points, and results that previously were very strong are now in line with the IFC average. With the exception of Latin America and East Asia, the development performance of infrastructure operations deteriorated across the board—particularly in Eastern Europe and Sub-Saharan Africa. By sector, power and utilities projects confirmed their solid performances, while transport operations continued to be the weaker component of our infrastructure portfolio.

As in prior years, results weighted by IFC's investment volume proved to be stronger (projects accounting for 82 percent of investment volume rated high, compared with 71 percent by number). This indicated that, on average, larger investments and companies tend to perform better. In part, this is due to a higher risk profile for small businesses and investments. Moreover, larger companies have economies of scale, and often have better management and corporate governance that make it easier for them to overcome difficult business environments and external shocks. IFC's weighted results were higher for all industries and regions, especially in the Information and Communication Technologies and in the Middle East and North Africa departments, which DOTS scores increased by 18 and 17 points, respectively, when considering weighted results.

Compared with industry departments, IFC's regional departments had smaller fluctuations in their development results scores between FY09 and FY10. The DOTS score for the Europe and Central Asia region, where the impact of the crisis remains pronounced, deteriorated by four percentage points to 66 percent in FY10, marking a decline of 18 percentage points since FY08. The deterioration was driven by weaker financial and economic performance, and to a much lesser extent by lower private sector development impacts. This pattern is similar to that experienced by the European Bank for Reconstruction and Development.

The Europe and Central Asia region, as a result, was among the weakest-performing regions in FY10, with a DOTS score of 66 percent that put it on par with Sub-Saharan Africa. IFC's financial-markets investments in the region clearly suffered from the crisis. Non-performing loans have risen substantially and are expected to continue to rise for some time. Infrastructure investments

development reach by IFC's client companies

	portfolio cy08	portfolio cy09	new business expectations fy10
Investments:			
Employment provided (million)	2.1	2.2	0.3
Microfinance loans			
Number (million)	8.5	8.5	11.7
Amount ($ billion)	$9.32	$10.79	$10.31
SME loans			
Number (million)	1.3	1.5	2.0
Amount ($ billion)	$90.63	$101.32	$54.21
Customers reached with services:			
Power generation (million)	153.4	132.2	14.3
Power distribution (million)	28.5	29.4	5.0
Water distribution (million)	21.6	34.6	31.0
Gas distribution (million)	12.5	15.7	0.1
Phone connections (million)	220.1	169.3	25.4
Patients reached (million)	5.5	7.6	4.7
Students reached (million)	1.2	1.4	1.0
Farmers reached (million)	1.8	2.1	0.6
Payments to suppliers and governments:			
Domestic purchases of goods and services ($ billion)*	$48.57	$38.02	$12.51
Contribution to government revenues or savings ($ billion)	$22.24	$20.08	$9.58

CY08 and CY09 data are not strictly comparable, because they are based on a changed portfolio of IFC clients. Indicator definitions and reporting periods vary somewhat across industries. Some CY08 data have been revised. New Business Expectations timelines vary by department. Please see footnotes to industry tables on our Web site at www.ifc.org/results_industry.

*Only from Manufacturing and Services and Oil, Gas, Mining, and Chemicals Departments.

learning and using results

deteriorated significantly, mainly because of the poor performance of transport-sector investments in Russia. Still, the performance of clients in the general manufacturing sector improved, and regional investments in the oil, gas, and mining sector achieved high development results.

The East Asia and the Pacific region registered the biggest improvement in DOTS scores in FY10—an increase of eight percentage points that raised the region's score to 72 percent, which is above the IFC average of 71 percent. The improvement was broad based, reflecting better performance across the portfolio, and particularly strong performance in newer investments in private equity and investment funds, financial markets, and agribusiness. This improvement also reflects better selection of projects over time. East Asia and the Pacific was one of only two regions where the development results of IFC's financial-markets investments improved (Sub-Saharan Africa being the other). Results of private equity and information-technology investments also improved. Development outcomes for China, which accounted for 60 percent of the total number of rated companies in the region, continued to improve. Indonesia achieved a perfect DOTS score of 100 percent.

Results of the Sub-Saharan Africa region remained about the same as in FY09 despite the global crisis, at 66 percent in FY10 (up from 65 percent in FY09). Investments that entered this year's reporting pool did substantially better than those that exited. Investments in financial markets and in oil, gas, and mining performed strongly—with scores above 80 percent. On the other hand, the region continued to be one of the weakest performers, with results dragged down by very poor performance of manufacturing and infrastructure investments. IFC has made improving the investment climate a focus of its activities in the region. A poor investment climate hampers smaller manufacturing investments and also makes implementing successful infrastructure investments more difficult.

The performance of three other regions—Latin America and the Caribbean, the Middle East and North Africa, and South Asia—also remained relatively stable.

ADVISORY SERVICES RESULTS

Fifty-eight percent of IFC Advisory Services projects that closed in fiscal year 2009 and could be assessed for development effectiveness were rated positively as of June 30, 2009. The results are based on a review of 153 completion reports filed between July 1, 2008, and June 30, 2009. Of those, 111 could be assessed for development effectiveness.

Projects that could not be assessed for development effectiveness were excluded from the analysis. These 42 projects included 30 non-client-facing projects that are not subject to development-effectiveness ratings, 10 Grassroots Business Initiative projects that are no longer managed by IFC, and two projects that were deemed too early to judge because their outcome and/or impact results had not been achieved by June 30, 2009.

Development effectiveness varied by business line: In Access to Finance, 64 percent of projects were rated positively; in Infrastructure Advice, 50 percent; in Corporate Advice, 53 percent; in Environmental and Social Sustainability, 75 percent; and in Investment Climate, 52 percent. Performance also varied by region. In East Asia and the Pacific, 53 percent of projects were rated positively; in Europe and Central Asia, 68 percent; in Latin America and the Caribbean, 82 percent; in the Middle East and North Africa, 41 percent; in Sub-Saharan Africa, 50 percent; and in South Asia, 62 percent.

ENHANCING RESULTS MEASUREMENT

In FY10, we improved our Development Outcome Tracking System with the launch of DOTS-2.

The new system allows us to measure our development performance and reach more quickly and accurately. DOTS-2 further standardizes indicators across regions and industries, and significantly enhances the indicators themselves. We are now able to compare actual results against the original baselines and expectations—and do it faster and more accurately, which allows us to apply the findings to new operations sooner.

With DOTS-2, IFC has an interactive module that enables tracking, monitoring, and reporting on IFC's additionality in projects in terms of risk mitigation, policy setting, knowledge and innovation, and standard-setting. This will allow us to better analyze and articulate the value and unique benefits we provide through our activities. Faster feedback to management will better inform strategy, operations, and incentives.

We have streamlined and harmonized our reporting across IFC, as performance indicators and data are systematically incorporated into project documents throughout the project life cycle.

We constantly share our experience with the broader development community, including other multilateral development banks, foundations, and donors. Since 2005, we have fostered the improvement and harmonization of development-results measurement among multilateral development banks through the Common Performance Assessment System, an annual self-assessment exercise led each year by a different multilateral development bank.

empowering our people

DELIVERING TO CLIENTS IN CHALLENGING TIMES

IFC's staff focuses on supporting our clients in a challenging environment and developing products to reduce the impact of the global economic crisis on the private sector in developing countries.

Our people are deeply committed to IFC's mission of creating opportunity for people to escape poverty. They offer IFC clients a powerful combination of global expertise and local know-how that allows us to respond rapidly to changing needs.

Leveraging Our Talent

IFC's business has grown significantly over the past five years. Our operating model, as a result, has evolved to respond to market demands.

In FY10, IFC's Management Team adopted IFC 2013, a comprehensive program to ensure that IFC continues to adapt the way we work and deliver more effectively on our strategic priorities. In that context, we are launching a new performance-management approach, to further strengthen talent and leadership management across the organization. Our organizational structure will emphasize clarity of roles and career paths.

To properly organize and deploy the global knowledge generated by our specialists, client teams will be strengthened by the creation of Global Industry Groups to enhance knowledge sharing, and Operations Centers to facilitate decision making closer to the client through the co-location of critical resources. By increasing client proximity to IFC experts and managers through the Operations Centers, we will deliver a higher level of responsiveness locally while leveraging global insight.

People are IFC's most important asset. As we decentralize our organization, we are also intensifying our effort to build a global cadre of professionals who bring the full spectrum of global, local, and technical expertise to our clients. Attracting and nurturing the best talent is an important element of IFC 2013 and key to the way we work. For more information on IFC 2013, see page 100.

Compensation

IFC's compensation guidelines are part of the World Bank Group's framework. The international competitiveness of compensation is essential to our capacity to attract and retain a highly qualified, diverse staff. The salary structure of the World Bank Group for staff recruited in Washington is determined with reference to the U.S. market, which historically has been globally competitive. Salaries for staff hired in countries outside the United States are based on local competitiveness, determined by independent local market surveys. Based on the World Bank Group's status as a multilateral organization, staff salaries are determined on a net-of-tax basis.

Executive Compensation

The salary of the President of the World Bank Group is determined by the Board of Directors. The salary structure for IFC's Executive Vice President and CEO is determined by positioning a midpoint between the salary structure of staff at the highest level, as determined annually by independent U.S. compensation market surveys, and the salary of the World Bank Group President. The compensation of our executive leadership is transparent. IFC's Executive Vice President and CEO, Lars Thunell, receives a salary of $347,050, net of taxes. There are no executive incentive compensation packages.

Variable Pay Programs

IFC's variable-pay and retention programs were suspended in FY09 in response to the change in market conditions and for IFC's own financial prudence. Recognizing that outstanding work by individuals and teams remains important to IFC and to our high-performance culture, the temporary suspension of IFC's variable pay programs was lifted for FY10.

Benefits Programs

IFC provides a competitive package of benefits, including medical insurance and a retirement plan. Washington-based employees are covered by Aetna, contracted through an open procurement process. Other staff members are covered by La Garantie Médicale et Chirurgicale, an international health care provider. Medical insurance costs are shared—75 percent is paid by IFC and 25 percent by the insured.

IFC's pension is part of the World Bank Group plan, based on two benefit components—the first: years of service, salary, and retirement age; the second: a cash savings plan, which includes a mandatory contribution of 5 percent of salary, to which IFC adds 10 percent annually. Legacy pension benefits from earlier World Bank Group pension plans include termination grants and additional cash payouts.

Staff Salary Structure* (Washington, D.C.)

During the period July 1, 2009, to June 30, 2010, the salary structure (net of tax) and average salaries and benefits for World Bank Group staff was as follows.

grade	representative job titles	minimum $	market reference $	maximum $	staff at grade level (%)	average salary / grade	average benefits**
GA	Office Assistant	24,420	31,740	41,250	5.8%	34,640	18,605
GB	Team Assistant, Information Technician	31,190	40,550	56,770	0.8%	41,277	22,170
GC	Program Assistant, Information Assistant	38,520	50,090	70,130	10.4%	52,056	27,959
GD	Senior Program Assistant, Information Specialist, Budget Assistant	44,530	57,880	81,040	8.5%	63,683	34,204
GE	Analyst	58,100	75,520	105,720	9.5%	74,384	39,952
GF	Professional	76,950	100,030	140,050	18.4%	95,323	51,198
GG	Senior Professional	104,050	135,270	189,370	31.3%	131,476	70,616
GH	Manager, Lead Professional	143,600	186,700	241,260	17.7%	181,374	97,416
GI	Director, Senior Advisor	190,390	249,070	285,580	2.8%	238,283	127,982
GJ	Vice President	256,760	287,570	322,000	0.4%	286,638	153,953
GK	Managing Director, Executive Vice President	282,010	319,810	351,740	0.1%	338,403	166,329

Note: Because World Bank Group staff, other than U.S. citizens, usually are not required to pay income taxes on their World Bank Group compensation, the salaries are set on a net-of-tax basis, which is generally equivalent to the after-tax take-home pay of the employees of the comparator organizations and firms from which WBG salaries are derived. Only a relatively small minority of staff will reach the upper third of the salary range.

* These figures do not apply to the U.S. Executive Director and Alternate Executive Director, who are subject to U.S. congressional salary caps.

**Includes annual leave, medical, life and disability insurance; accrued termination benefits; and other nonsalary benefits

our governance



From left to right (standing). Merza Hasan, Abdulrahman Almofadhi, Dante Contreras, Konstantin Huber, Alexey Kvasov, Toru Shikibu, Ambroise Fayolle, Sid Dib, Susanna Moorehead, Rudolf Treffers, Michael Hofmann, Toga McIntosh, James Hagan, Samy Watson, Pulok Chatterji, Philippe Ong Seng. *Seated.* Jose Rojas, Sun Vithespongse, Giovanni Majnoni, Carolina Renteria, Ian Solomon, Anna Brandt, Shaolin Yang, Michel Mordasini.

IFC is an international organization established in 1956. We are part of the World Bank Group, although IFC is a legal entity separate and distinct from the other Bank Group institutions, with separate Articles of Agreement, share capital, financial structure, management, and staff.

Membership in IFC is open only to member countries of the World Bank. As of June 30, 2010, IFC's share capital of $2.45 billion was held by 182 member countries. These countries guide IFC's programs and activities. Each country appoints one governor and one alternate. Corporate powers are vested in the Board of Governors, which delegates most powers to a board of 24 directors. Voting power on issues brought before them is weighted according to the share capital each director represents.

The directors meet regularly at World Bank Group headquarters in Washington, D.C., where they review and decide on investments and provide overall strategic guidance to IFC management. Robert B. Zoellick is President of IFC and the other World Bank Group institutions; he also serves as Chairman of the Boards. Lars H. Thunell is IFC's Executive Vice President and Chief Executive Officer, and oversees IFC's overall strategy and operations.

EXECUTIVE DIRECTORS (ALTERNATIVE)

Abdulrahman M. Almofadhi (Abdulhamid Alkhalifa)
Anna Brandt (Jens Haarlov)
Pulok Chatterji (Kazi M. Aminul Islam)
Dante Contreras (Felix Alberto Camarasa)
Sid Ahmed Dib (Javed Talat)
Ambroise Fayolle (Anne Touret-Blondy)
James Hagan (Do-Hyeong Kim)
Merza H. Hasan (Ayman Alkaffas)
Michael Hofmann (Ruediger Von Kleist)
Konstantin Huber (Gino Alzetta)
Alexey Kvasov (Eugene Miagkov)
Giovanni Majnoni (Nuno Mota Pinto)
Toga McIntosh (Hassan Ahmed Taha)
Susanna Moorehead (Stewart James)
Michel Mordasini (Michal Krupinski)
Louis Philippe Ong Seng (Agapito Mendes Dias)
Carolina Renteria (Rogerio Studart)
Jose A. Rojas (Marta Garcia Jauregui)
Toru Shikibu (Yasuo Takamura)
Ian H. Solomon (vacant)
Rudolf Treffers (Tamara Solyanyk)
Sun Vithespongse (Irfa Ampri)
Samy Watson (Kelvin Dalrymple)
Shaolin Yang (Junhong Chang)

Strong Shareholder Support from Member Countries

Capital Stock by Country


United States 24%
Japan 6%
Germany 5%
France 5%
United Kingdom 5%
Canada 3%
India 3%
Italy 3%
Russian Federation 3%
Netherlands 2%
172 other countries 38%

forming productive partnerships

IFC works with governments, businesses, and foundations to foster innovative donor partnerships to reduce poverty and improve people's lives through private-sector development. Our approach to donor relations emphasizes the power of long-term partnerships, maintains a focus on results measurement and efficiency, and provides appropriate visibility for donor partners.

Our donor partners are vital in helping us deliver greater development impact. The financial support they provide not only leverages IFC's own contributions to Advisory Services but also enhances the impact of IFC's investment operations through strengthened collaboration and shared mutual priorities.

IFC's partnership with our donors often extends beyond a funding relationship to one that is based on mutual understanding and knowledge sharing. We foster this by convening donors around thematic issues such as climate change and food security. In so doing, we strive to be thought leaders and stimulate coordinated action.

During FY10, IFC and our donor partners worked together to address the highest-priority challenges on the development agenda—including employment, food security, climate change, infrastructure, and fragile and conflict-affected countries. In a time of limited resources and global financial strains, such partnerships are essential for maximizing our development impact. IFC makes it a priority to convey to donors how their funds are used and what results are achieved through their contributions.

WORKING WITH THE DONOR COMMUNITY

In FY10, a year of severe financial constraints, 19 donor governments and several institutional and private partners helped finance the expansion of IFC's Advisory Services operations through $181.19 million in new commitments.

In response to the global crisis, we expanded the Advisory Services Crisis Response Initiative, which has already raised $18.3 million with the financial support of Austria, Japan, Luxembourg, the Netherlands, and Switzerland.

The Global Trade Liquidity Program is a compelling example of innovating partnership building to ensure an effective response to global financial crisis (see page 14). The program has benefited from the support of a number of partners, including the African Development Bank, Canada, China, Japan, the Netherlands, the OPEC Fund for International Development, the Saudi Fund for Development, Sweden, and the United Kingdom.

In FY10, IFC partnered with many donors to address climate change, reduce biodiversity loss, and leverage social capital.

For instance, through the Netherlands-IFC Renewable Energy partnership, which is expected to provide $20.3 million of funding over four years, the Netherlands has provided new financing for projects in India, Indonesia, Kenya, and Pakistan, ranging from clean-energy finance to wind and hydro power projects.

IFC promotes the use of geothermal resources around the world through a partnership with Japan and Iceland, and supports the development of a carbon-efficient index in a partnership with the United Kingdom.

To scale up investments addressing climate change and biodiversity loss, IFC managed over $320 million from the Global Environment Facility and the Climate Investment Funds, used in the form of concessional investments and grants for Advisory Services. IFC also held its first high-level consultation with the European Commission and the European Investment Bank to explore better ways to work together to tackle issues such as energy efficiency.

IFC and our donor partners also work through public-private partnerships to expand access to basic services: water, electricity, transport, food, health, and education. Over 29 donor partners contribute to IFC's advisory work in public-private partnerships in 86 countries. The Infrastructure Development Collaboration Partnership Fund is supported by Austria, the Netherlands, Sweden, the United Kingdom, and the United States.

With donor support, IFC also promotes job creation and business opportunities in conflict-affected countries. Our Conflict-Affected States in Africa Initiative is supported by Ireland, the Netherlands, and Norway (see page 52). In addition, our Conflict-Affected Countries partnership with the Netherlands has provided $5.4 million in funding for Advisory Services globally.

Since this year's earthquake, our work in Haiti has received critical support from Austria, the Netherlands, Sweden, the United Kingdom, and the United States (see page 51).

PRINCIPLES OF PARTNERSHIPS

Through partnerships with donor and host country governments, other development institutions, philanthropies, and clients, IFC seeks to achieve maximum development impact. These partnerships are especially important in a resource-constrained environment as the world grapples with the fallout from an unprecedented financial and economic crisis. IFC formulated Key Principles of Partnerships to spell out how we engage with our donor partners and how we ensure that the partnerships are mutually complementary and strengthening:

—IFC and our donor partners pool their respective resources to achieve a common goal of promoting sustainable private sector development in emerging markets.

—IFC and our donor partners create opportunities to share knowledge and views about the strategies and approaches to be adopted in Advisory Services managed by IFC. The opportunities for strategic consultations are multiple, sometimes formalized in agreement, sometimes ad hoc based on ongoing interactions.

—IFC provides our donor partners with regular operational and financial updates that allow the donors to understand how IFC is spending their funding, assess project progress, and provide timely feedback.

—Beneficiaries, as well as other stakeholders in both donor partner and client countries, are interested in the impacts and efficiencies of Advisory Services programs managed by IFC. IFC is therefore enhancing results measurement, knowledge sharing and dissemination, and donor partner visibility.

financial commitments to IFC advisory services ($ millions equivalent)

Summary	fy10	fy09
Governments	152.05	185.81
Institutional/Multilateral Partners	19.54	64.52
Private Partners/ Foundations	9.60	0.71
Total	181.19	251.04

financial commitments to IFC services by institutional and private donors ($ millions equivalent)

Institutional and Private Donors	fy10	fy09
Caribbean Development Bank	0	0.4
European Commission	2.25	31.13
Gates Foundation	8	0
GEF, CTF	17.24	32.94
Islamic Development Bank	0	0.04
UN Agencies	0.05	0.02
Various Private Donors	1.6	0.71

financial commitments to IFC advisory services by donor government ($ millions equivalent)

Governments	fy10	fy09
Australia	8.84	5.58
Austria	10.08	16.46
Canada	12.63	17.66
Denmark	0.39	5.34
Finland	5.44	2.28
France	2.92	3.25
Germany	0.04	1.39
Iceland	0.2	0
Ireland	1	7.94
Italy	0	0.74
Japan	9.19	2.62
Luxembourg	2.25	1.9
Netherlands	25.61	44.75
New Zealand	0.58	4
Norway	10.86	15.44
Portugal	0	0.7
South Africa	0.71	0
Spain	0	6.79
Sweden	1.62	1.28
Switzerland	15.33	27.13
United Kingdom	42.52	19.24
United States	1.85	1.34
Total	152.05	185.81

WORKING WITH FOUNDATIONS AND CORPORATE PHILANTHROPIES

Foundations and corporate philanthropies are important allies in the effort to reduce poverty and promote development.

IFC seeks long-term strategic partnerships with innovative foundations that are active in our client countries. Foundations and corporate philanthropies value working with IFC because of our global presence, our relationships with the private sector, our ability to combine investment and advice, and our links to the World Bank Group.

In partnership, IFC and philanthropies implement hands-on programs that mitigate market inefficiencies and foster economic growth in developing countries. In the past, philanthropy focused on grant making as its primary means of contributing to development work; more recently, philanthropic organizations have become interested in the use of innovative investment vehicles to support sustainable private sector development.

IFC's top private donors in FY10 were the Bill & Melinda Gates Foundation and the Rockefeller Foundation. Here are a few examples of our partnership work during the year:

—The Bill & Melinda Gates and Rockefeller Foundations supported IFC's effort to mobilize up to $1 billion to strengthen private health care delivery in Africa and advance socially responsible health care.

—The Kauffman Foundation sponsored Global Entrepreneurship Week to highlight the efforts and challenges of bringing entrepreneurship to scale in emerging markets and frontier countries.

—Visa International supported the expansion of IFC's Small and Medium Enterprise Toolkit curriculum to include financial-literacy content that benefits both small and medium enterprises and financial providers.

WORKING WITH OTHER INTERNATIONAL FINANCE INSTITUTIONS

As demand for IFC's services intensifies and the fiscal constraints on our shareholders and clients mount, effective partnerships with other international organizations are more important than ever.

We are teaming up with a host of multi- and bilateral private sector development institutions, pooling resources to expand our reach and maximize the impact of our investments and advisory services. Through collaboration, we can share knowledge and design more efficient programs to confront the thorniest development issues. Our partners, in turn, benefit from IFC's leadership position—we account for about 30 percent of the financing committed by international financial institutions to the private sector in developing countries.

Collaboration has been critical in our response to the global economic crisis, allowing us to swiftly launch new initiatives to boost trade finance, recapitalize banks, and spur infrastructure investment. More broadly, IFC and other IFIs participate together on individual projects, provide joint financing, and cooperate on best practices and standards.

Through the Master Cooperation Agreement, we have expanded our formal co-financing arrangements with other IFIs. The agreement, which details how IFIs work together to co-finance projects led by IFC, supplements the commercial finance made scarce by the crisis.

IFC senior management also meets periodically with counterparts from more than 20 other private sector development institutions to review the progress of joint initiatives. More than 15 working groups have been created to share best practices and harmonize activities in areas including corporate governance, off-shore financial centers, and development results.

Collaboration has been critical in IFC's response to the global economic crisis, allowing us to swiftly launch new initiatives.

ensuring an effective and sustainable business model

IFC 2013

A Comprehensive Change Program

IFC 2013 is a comprehensive change process to create a more effective, sustainable business model that allows us to achieve greater development impact. This process builds on earlier decentralization efforts designed to help us do more in the least developed countries and regions of middle-income countries while building on our track record as a leader in private sector development—and on our core corporate values of excellence, commitment, integrity, and teamwork.

As part of this process, we looked at ways to update our business delivery model, simplify how we work, and put decision making closer to our clients so we can respond more quickly to their needs. We are introducing a set of development goals to guide long-term strategy. We are strengthening our industry expertise to extend our global franchise and find better ways to put our global knowledge to work for our clients. We are continuing to sharpen the focus of our advisory services, and strengthening the alignment between our Advisory and Investment Services, to expand our impact. Measures of success will include increased client satisfaction and greater development impact.

To ensure the sustainability of our business model, we have also increased our focus on financial results. Because of our sound financial position, we were able to respond to our clients' needs during the global financial crisis. Going forward, a critical element of our strategy will remain safeguarding our financial position and ensuring that our business model continues to be sustainable as our clients' needs and financial conditions change.

We are strengthening our financial position by growing our equity investments, generating management and mobilization fees, and securing additional stakeholder contributions. The establishment of IFC Asset Management Company in 2009 creates a new platform for mobilizing third-party investment for development (see page 74).

THE NEW OPERATIONS CENTERS

A hallmark of IFC's success over the years has been our ability to deliver global expertise to meet the needs of our clients in different parts of the world.

To improve that delivery, we have periodically adjusted our organizational structure. Previously, we established specialized industry departments. We also increased our presence in field offices in developing countries. Under IFC 2013, we are taking an important next step, establishing Operations Centers to serve our clients in different time zones.

IFC 2013 calls for the establishment of several regional Operations Centers, each led by an IFC Vice President. These centers will concentrate decision making, execution capacity, and support functions closer to our clients, facilitating more efficient investment and portfolio risk-management activities. The centers also will support further integration of our investment and advisory work, increasing the benefits for our clients.

IFC's first Operations Center outside Washington is in Istanbul, serving IFC operations in Central and Eastern Europe, Central Asia, Southern Europe, the Middle East, and North Africa. The establishment of this center will be followed by a phased rollout of other Operations Centers globally, incorporating lessons learned from the Istanbul center. We are coordinating with the World Bank on the location of these centers, and the approach we take to the regions they serve.

MANAGING RISKS

Portfolio Management

Portfolio management plays a key role in ensuring that IFC investments result in successful, environmentally sustainable private sector enterprises. In an uncertain economic environment, the role of portfolio management is even more important. Since the global economic crisis began, IFC portfolio staffers have worked proactively with client companies to assess vulnerabilities and risk exposures both for clients and for IFC. Additional resources have been allocated to portfolio processes, and more staff members have been active in portfolio work. We have conducted portfolio stress testing and have continued to review and adjust our product mix to maximize development impact as well as financial returns.

On an ongoing basis, IFC monitors compliance with investment agreements, visits sites to check on project status, and helps identify solutions to address potential problem projects. We also track the development outcomes of projects with respect to environmental and social performance. These supervision processes are performed by portfolio units largely based in field offices. IFC management oversees supervision by reviewing the entire investment portfolio on a quarterly basis. The portfolio management process is supported by a credit-risk rating system. Banks participating in IFC loans are kept regularly informed of project developments. IFC consults or seeks their consent as appropriate.

When financial difficulties arise, management determines specific reserves against loan losses on the basis of portfolio reviews and recommendations by portfolio management units and in accordance with policies and methods approved by IFC's external auditors. For projects with severe problems, the Special Operations Department determines the appropriate remedial actions. It seeks to negotiate agreements with all creditors and shareholders to share the burden of restructuring so problems can be worked out while the project continues to operate. In exceptional cases, when the parties reach an impasse, IFC takes all necessary and appropriate measures to protect our interests.

Before making any investment, IFC carries out broad due diligence, including integrity due diligence on the sponsors and principals, to ensure that the project meets all IFC standards in a number of areas—including social and environmental, combating money laundering and the financing of terrorism, anti-corruption, corporate governance, and tax transparency. IFC also applies heightened scrutiny of projects involving offshore financial centers, in order to assess the legitimacy of the proposed structures. Such broad due diligence has long been standard for IFC projects.

Capital Adequacy and Financial Capacity

We assess our capital adequacy by measuring our growth needs and the risk profile of current and projected investments against the established minimum capital adequacy for these needs. The minimum capital requirement is determined using IFC's Capital, Pricing, and Risk, or CAPRI, economic capital approach, which differentiates assets based on statistical measures of risk.

According to CAPRI, IFC needs to maintain a minimum level of total available resources (including paid-in capital, retained earnings net of designations and certain unrealized gains, and total loan loss reserves) equal to total potential losses for all on- and off-balance-sheet exposures estimated at levels IFC believes to be consistent with maintaining a triple-A rating.

Our economic capital-based method of calculating capital adequacy, taking into account our unique mandate of private sector development and our countercyclical nature, is in line with industry best practices and is configured to provide adequate capital backing for a triple-A rating.

Even with the more demanding capital adequacy that a triple-A rating requires, we have historically exceeded our minimum capital requirements by a wide margin.

As of the end of FY10, the total resources required were $12.8 billion, while total resources available were $16.8 billion. IFC's debt-to-equity ratio was 2.2:1, well within the limit of 4:1 prescribed by our financial policies.

IFC's paid-in capital, retained earnings net of designations and certain unrealized gains, and total loan-loss reserves constitute our total resources available. This financial capacity serves to support existing business, accommodate medium-term growth opportunities and strategic plans, and provide a buffer to withstand shocks or crises in some client countries or more general global market downturns, while retaining the capacity to preserve our triple-A rating and play a countercyclical role.

Tackling corruption is an essential element of IFC's effort to promote sustainable private sector development.

IFC and Anticorruption

Corruption undermines public trust in open markets and the rule of law, and adds to the cost of doing business in most developing nations. Tackling corruption is an essential element of IFC's effort to promote sustainable private sector development. Our initiatives to enhance openness and competition, and to promote stronger corporate governance and integrity systems, have proven to be effective tools in combating corruption.

IFC's due-diligence processes and procedures are the first line of defense against corruption in our projects. They aim to ensure the integrity of our potential partners and prevent unethical or illegal practices. Relying on intelligence on the ground and leveraging information through other sources, such as publicly available databases, IFC inquires into the background of potential partners and their stakeholders—including sponsors, management, and owners.

Our anticorruption stance is incorporated into the legal framework governing our investments. Acts of fraud or corruption by a client in an IFC project give us the right to cancel disbursements or terminate a facility. Sanctions are also a possibility for persons or entities found—under the World Bank Group's sanctions process—to have engaged in corrupt, fraudulent, coercive, collusive, or obstructive practices in connection with an IFC project. Sanctions include publishing the name of the company or person on a public Web site, and may include debarment from World Bank Group engagements.

The World Bank Group's investigative unit, the Integrity Vice Presidency, is responsible for investigating allegations of fraud and corruption in IFC projects. IFC's Business Risk Department acts as a liaison between the Vice Presidency and IFC. The Vice Presidency's annual report can be found on the World Bank's Web site.

IFC is also participating in the Cross-Debarment Accord signed in April between the World Bank Group and four leading multilateral banks. Under the agreement, entities sanctioned by one participating development bank may be cross-debarred by the others for the same misconduct. The accord helps ensure a level playing field for all firms competing for multilateral development bank projects. A list of debarred firms is available on the World Bank's Web site.

Further reforms to the sanctions process were made by the World Bank Group Governance on Anti-Corruption Forum. These include early temporary suspension, debarment with conditional release, settlements, and revised sanctioning guidelines. These reforms are being implemented together with updated legal agreement templates. In FY10, a new internal Web site was launched to improve staff access to information on anti-corruption. It includes tools on the World Bank Group's sanctions process and access to mandatory e-Learning programs.

working responsibly

IFC'S APPROACH TO SUSTAINABILITY

IFC's approach to sustainability is founded on the belief that sound economic growth, driven by private sector development, is crucial to poverty reduction. In our investments, operations, and advisory services across the globe, we consider four dimensions of sustainability—financial, economic, environmental, and social.

—The financial sustainability of IFC and our clients ensures that together we can make a long-term contribution to development.

—The economic sustainability of the projects and companies IFC finances means they are contributing to host economies.

—Environmental sustainability in our clients' operations and supply chains helps protect and conserve natural resources, mitigate environmental impacts, and address the global imperative of climate change.

—Social sustainability is supported through improved living and working standards, poverty reduction, concern for the welfare of communities, and respect for key human rights.

IFC is committed to ensuring that the benefits of economic development are shared with those who are poor or vulnerable, and that development takes place in an environmentally sustainable manner. We also see sustainability as an opportunity to transform markets, drive innovation in new areas, and add value to our clients by helping them improve their business performance.

43,591 Metric Tons of tCO_2e

fy09 carbon emissions inventory for IFC's global internal business operations



— Air Travel 56%
— Other 5%
— Electricity 39%
— Onsite Fuel 1%
— Vehicle Fuel 3%
— Refrigerant 1%

IFC's FY09 carbon emissions totaled 43,591 metric tons of carbon dioxide equivalent (tCO_2e), which includes emissions from carbon dioxide, methane, and nitrous oxide.

IFC'S SUSTAINABILITY FRAMEWORK AND POLICY REVIEW

IFC's sustainability framework reflects our longstanding commitment to sound environmental management and social development. It gives private sector clients an understanding of their requirements and performance expectations well before they finalize a transaction with IFC. It is designed to address the concerns of people who are affected by our projects, and boost our development impact.

The framework consists of three components: the Policy on Social and Environmental Sustainability, which defines our responsibility in supporting project performance in partnership with clients; the IFC Performance Standards (see page 76), and the Policy on Disclosure of Information. When it approved the current framework in 2006, IFC's Board of Directors asked us to review our experience in implementation after three years.

The resulting report concluded that clarifications and modifications were needed to adapt to a changing business environment and address the evolution of IFC's products. We launched a review in September 2009 and began consultations with stakeholders in November.

So far, IFC has engaged with a wide variety of stakeholder groups, including civil society, industry representatives, academics and technical experts, our Board, the Compliance Advisor/Ombudsman, the Independent Evaluation Group, the IFC's Sustainability Framework External Advisory Group, and internal peer groups.

Stakeholders identified a number of areas where more attention or clarification was needed. Key cross-cutting themes included climate change, ecosystem services, and gender and human rights. Other issues of interest to stakeholders: the implications of "consent" versus "consultation" with indigenous people, biodiversity protection, environmental and social categorization, and contract transparency.

Proposed changes expand the scope of our clients' greenhouse gas emissions reporting, add requirements on water and energy efficiency, ensure projects take a gender-responsive approach, and address trafficking of women and children. IFC committed to expand disclosure of information on our development impact and project performance.

More information on the process is available at http://www.ifc.org/policyreview.

ENVIRONMENTAL AND SOCIAL RISK MANAGEMENT

IFC has calculated an environmental and social risk rating for our investments since 2000. We rate investments that have some degree of risk, as reflected by their environmental and social categorization as A, B, or FI. The rating is given and updated, usually once a year, by our environmental and social specialists, based on reports provided by clients and site visits. The frequency of visits depends on an investment's risk rating and its performance against agreed action-plan items.

Research at IFC shows a positive correlation between environmental and social risk and credit risk in IFC's investments. Our most recent research, completed in 2010, indicated that around 35 percent of loan investments with the highest environmental and social risk also carry a high IFC credit-risk rating. Similarly, only about 5 percent of investments with low environmental and social risk ratings have a high credit risk. In the case of equity investments, research has shown that IFC investments assessed to have less environmental and social risk also yield significantly higher rates of return on investment.

To further strengthen IFC's environmental and social risk management, we continued to focus in FY10 on reducing the environmental and social knowledge gap in IFC's portfolio. The gap refers to the percentage of companies in IFC's portfolio for which we have not received updated information on environmental and social performance within the last two years. The knowledge gap was reduced from 6.4 percent in FY09 to 4.4 percent in FY10.

IFC INVESTMENT PROJECT CATEGORIES

A	**Expected to have significant adverse social or environmental impacts that are diverse, irreversible, or unprecedented.**
B	**Expected to have limited adverse social or environmental impacts that can be readily addressed through mitigation measures.**
C	**Expected to have minimal or no adverse impacts; includes certain financial intermediary investments.**
FI	**Investments in financial intermediaries that have no adverse social or environmental impacts but that may finance subprojects with potential impacts.**

OUR FOOTPRINT COMMITMENT

Helping our clients address environmental challenges is central to IFC's strategy. Aligning this strategy with how we run our business is an important day-to-day effort.

This year, IFC received the "Environmental Excellence" award from District of Columbia Mayor Adrian Fenty. The annual competition recognizes environmental stewardship, innovative best practices, pollution prevention, and resource conservation by businesses in Washington, D.C.

As part of the World Bank Group, IFC became the first multilateral development bank to report our greenhouse emissions—starting with IFC/World Bank headquarters operations—in the Carbon Disclosure Project, the world's largest database of primary corporate information on climate change.

This year, IFC's headquarters building—our largest office—was awarded the U.S. Green Building Council's Leadership in Energy and Environmental Design Platinum Certification for Existing Buildings. This is the highest rating given to existing buildings for maximizing operational efficiency and minimizing environmental impacts—by reducing water and energy consumption, for example.

More than half of IFC's carbon footprint is from air travel. We are working to reduce corporate air travel by increasing the use of video conferences, e-meetings, and online training. Since FY08, our use of video conferencing has more than doubled. In addition, more staff training has been moved to an e-learning platform.

The other significant part of IFC's carbon footprint is electricity use—IFC's headquarters electricity use accounts for 22 percent of the overall FY09 carbon footprint. In FY10, we reduced electricity use per workstation at IFC headquarters by 10 percent to 6,394 kilowatt hours, achieving the electricity reduction target we set for the years FY08 through FY13. We will be readjusting this target in FY11 to encourage even more energy-efficient operations.

In FY10, we began using a new Web-based data management system, instituted in FY09, for the collection and calculation of our global carbon emissions inventory from internal operations. Because of the complexity and detail of IFC's carbon inventory methodology, transition to the new system has posed several challenges—including data inconsistencies and issues concerning data calculation, which we are working to resolve. In FY09, carbon emissions from IFC's global internal business operations totaled 43,591 metric tons of carbon dioxide equivalent.

IFC continues to be carbon-neutral for all global business operations. We purchase carbon credits from a portfolio of five projects. Working with ClimateCare, IFC chose projects that bring clear and tangible benefits to the development of the communities in which they take place.

The IFC Investment Cycle

The following cycle shows the stages a business idea goes through to become an IFC-financed project:


1: BUSINESS DEVELOPMENT
Guided by IFC's strategic goals, our investment officers and business development officers identify suitable projects. The initial conversation with the client is critical in helping us understand their needs and determining whether there is a role for IFC.
2: EARLY REVIEW
The investment officer prepares a description of the project, IFC's role, the anticipated contribution to development and benefits to stakeholders, and any potential deal breakers. Lessons from previous projects are considered and, in some cases, a pre-appraisal visit is conducted to identify any issues in advance. IFC senior management then decides whether to authorize project appraisal.
3: APPRAISAL (DUE DILIGENCE)
The investment team assesses the full business potential, risks, and opportunities associated with the investment through discussions with the client and visits to the project site. The following questions are asked: Is the investment financially and economically sound? Can it comply with IFC's social and environmental Performance Standards? Have lessons from prior investments been taken into account? Have the necessary disclosure and consultation requirements been met? How can IFC help the client further improve the sustainability of the project or enterprise?
4: INVESTMENT REVIEW
The project team makes its recommendations to IFC departmental management, which decides whether to approve the project. This is a key stage in the investment cycle. The project team and departmental management must be confident that the client is able and willing to meet IFC standards and work with us to improve the sustainability of their enterprise.
5: NEGOTIATIONS
The project team starts to negotiate the terms and conditions of IFC's participation in the project. These include conditions of disbursement, performance and monitoring requirements, agreement of action plans, and resolution of any outstanding issues.
6: PUBLIC DISCLOSURE
Upon completion of environmental and social, or E&S, due diligence, review summaries and action plans are issued. These documents describe key findings and list actions to be taken by the client to close any significant E&S compliance gap. The documents, as well as a Summary of Proposed Investment, are posted on IFC's Web site before being submitted to the Board for review. The length of the disclosure period is determined by the category of the project.
7: BOARD REVIEW AND APPROVAL
8: COMMITMENT
9: DISBURSEMENT OF FUNDS
10: PROJECT SUPERVISION AND DEVELOPMENT OUTCOME TRACKING
11: EVALUATION
12: CLOSING

COMMITMENT TO TRANSPARENCY

As a global, multilateral finance institution with operations in many regions and sectors, IFC has an impact on a diverse range of stakeholders.

We believe that transparency and accountability are fundamental to fulfilling our development mandate, and to strengthening public trust in IFC and our clients. IFC makes information concerning our investments and advisory services publicly available, enabling our clients, partners, and stakeholders to better understand our activities and engage in informed discussion about them.

We frequently solicit feedback to identify issues of importance to stakeholder groups. Feedback includes an annual client survey and ongoing engagement with stakeholders, including representatives of civil society, local communities affected by our projects, industry associations, governments, international finance institutions, and academia.

Such feedback has prompted us to consider how we can disclose more information. In September 2009, we began a review of our Disclosure Policy, in conjunction with the review of IFC's Sustainability Framework. Through this process, IFC will seek to increase reporting on project performance and development impact while also ensuring consistency with the World Bank's new Access to Information Policy, where appropriate.

We are also providing updated information on the development impact of our projects. Working with our clients, and on an experimental basis, IFC this year produced several reports containing updated development results of selected projects. We will use lessons learned from producing these reports, as well as feedback from stakeholders, to inform our decisions as we develop a new disclosure framework.

IFC'S DISCLOSURE PORTAL AND PROJECT MAPPING

IFC continues to improve our Internet-based Disclosure Portal, which serves as a central location for corporate information, policies and standards, proposed investments, and stakeholder feedback. The portal provides links to a project database containing client information, summaries of proposed investments, environmental and social reviews and mitigation measures, and expected development impact. The database was expanded last year to include IFC Advisory Services projects. The portal encourages stakeholder feedback, allowing users to ask questions or provide comments about specific projects.

This year, to improve access to IFC's project information and development impact, IFC introduced a project-mapping Web tool. Using satellite images hosted by Google, the tool allows visitors to see the global distribution of our projects, in a color-coded map that includes information about the environmental and social risk associated with each project. Clicking on specific icons on the map allows readers to access broader project information contained in IFC's Disclosure Portal. In addition, readers can search IFC projects by sector, region, and country.

For members of the public who feel that an initial request for information has been unreasonably denied or that our policy has been incorrectly applied, we have established a complaints mechanism. Complaints are reviewed by the Disclosure Policy Advisor, who reports directly to IFC's Executive Vice President and CEO.

For full information, see www.ifc.org/disclosure.

IFC makes information concerning our investments and advisory services publicly available, enabling our clients, partners, and stakeholders to better understand our activities and engage in informed discussion about them.

WORKING WITH CIVIL SOCIETY

IFC engages with civil society, including nongovernmental organizations, both institutionally and in project implementation. We maintain an ongoing dialogue about many aspects of our operations, strategy, and policies, and we are collaborating on a variety of initiatives.

IFC works with the World Bank Group's Civil Society Team to reach out to civil society on a regular basis. For example, senior IFC staffers have held roundtable meetings with civil society representatives to discuss the financial crisis and its effect on the poor. IFC also has several advisory groups that provide feedback and make recommendations on our strategies and policies in various areas. The Compliance Advisory/Ombudsman, in collaboration with IFC project teams, also maintains close contact with local communities, civil society organizations, and other stakeholders through its work.

IFC is making a concerted effort to engage with civil society in the context of the review of its Policy and Performance Standards on Social and Environmental Sustainability and its Policy on Disclosure of Information. The review of these policies began in September 2009, and IFC has since engaged with stakeholders, including civil society organizations, using a combination of Web tools (such as e-mails, a blog, live Web chats, and the Policy Review Web site), teleconferences, and face-to-face consultations to receive input. We will continue these consultations globally throughout the review period.

We seek to improve and initiate more strategic partnerships with nongovernmental organizations at the operational level, improving projects and enhancing our development impact. For example, we work with the World Wildlife Fund's Global Forest Trade Network to promote sustainable forestry, with the Rainforest Alliance to assist coffee growers in Central America and southern Mexico, and with Oxfam Hong Kong to develop sustainable tourism in Cambodia and the Lao People's Democratic Republic. IFC has also collaborated with the World Wildlife Fund to promote better agricultural management practices in such industries as cotton, palm oil, soybeans, and sugar cane.

BRAZIL: CONTAINING DEFORESTATION IN THE AMAZON

John Carter felt "a sorrow" as he watched the Amazon forest disappear before his eyes.

In hundreds of flights, piloting his single-engine Cessna over Brazil's Mato Grosso, he saw bulldozers and massive fires tear through one of the world's most important ecosystems. There were laws and environmental strategies, but none seemed to contain the deforestation.

"I thought, if we could support landowners and create economic incentives for responsible production, that might work where other conservation efforts have failed," Carter said.

In 2004, he founded Aliança da Terra, a nongovernmental organization that seeks market-based solutions to deforestation in the Amazon. Its Registry for Socio-environmental Responsibility helps ranchers and soybean producers enhance social and environmental practices. When Carter needed help growing his organization, he turned to IFC.

"We were a small, grassroots organization oriented toward operations in the field, but we didn't have a view toward capitalizing on what we were building," he said.

IFC Advisory Services helped strengthen Carter's NGO and add 2 million hectares to its registry, bringing the total to 3.5 million hectares. In addition, IFC is helping develop a carbon monitoring system that could help bring new streams of revenue for farmers that follow responsible environmental practices.

"This is a new model of agriculture happening in the eye of the hurricane, the area of the Amazon which has had the largest deforestation," Carter said.

Independent Evaluation Group

IFC emphasizes learning from experience. The Independent Evaluation Group, which reports to IFC's Board of Directors, contributes to IFC's learning agenda and is a vital part of its accountability structure.

Each year, IEG independently evaluates or validates the performance of a representative sample of IFC investment and advisory projects. This year, IEG evaluated IFC activities concerning agribusiness, the response to the global financial crisis, environmental and social performance standards, climate change, energy efficiency, and the Chad-Cameroon cluster of projects. For the first time, IEG also evaluated IFC's country operations in Peru along with those of the World Bank and MIGA, providing a comprehensive view of the World Bank Group's contribution to Peru's development. Such an approach encourages cross-institutional learning.

This year's evaluation findings show that during fiscal years 2007–09 over 74 percent of IFC's investment projects achieved satisfactory or higher development outcome ratings. Ratings declined slightly in FY09, reflecting the initial impact of the global crisis. The performance of IFC's financial-sector projects declined, although their environmental and social impact ratings improved, reversing a three-year downward trend. Infrastructure, still among IFC's best-performing sectors in development outcomes, has seen an almost 40 percent decline in activities since the crisis began.

In-depth analysis shows that project development outcomes appear to hinge on two groups of factors: those external to IFC—such as a change in a country's business-climate risk, sponsor risk, market risk, or project type risk—and those internal to IFC, such as the quality of IFC's work in project appraisal and structuring, project supervision, and additionality. This year's findings indicate that IFC's overall work quality has continued its recent upward trend, with some decline in supervision quality. IEG also has recommended that IFC intensify its focus on Africa, where development outcomes have lagged behind those of other regions.

To encourage learning from its reports, IEG makes frequent presentations for IFC staff in Washington, D.C., and in the field. IEG's reports are available at www.ifc.org/IEG.

Compliance Advisor/Ombudsman

The Compliance Advisor/Ombudsman is the independent accountability mechanism for IFC and the Multilateral Investment Guarantee Agency. Reporting to the President of the World Bank Group, CAO responds to complaints from people affected by IFC and MIGA projects, with the goal of enhancing the social and environmental outcomes of these projects.

CAO has three roles. CAO's Ombudsman team works to identify the causes of conflict and helps stakeholders resolve concerns through dialogue and assisted negotiation. CAO Compliance specialists conduct appraisals and audits of IFC's social and environmental performance to ensure adherence to its policies and guidelines. In its advisory role, CAO provides independent guidance to the President and management of IFC on social and environmental concerns related to policies, systemic issues, and emerging trends. CAO does not give project-specific advice.

In FY10, CAO worked on 22 cases related to 28 IFC projects in 16 countries. Of these, eight were new complaints accepted by CAO for further assessment, and 14 were carried over from previous years. CAO closed six cases, facilitated seven agreements through its ombudsman team, and released six compliance appraisals and one audit of IFC.

The audit was prompted by a complaint from civil society in 2007 regarding IFC's investments in Wilmar Group, which relate to palm oil in Indonesia. CAO facilitated settlements between the company and affected communities in FY08 and FY09 and released an audit of IFC's involvement with Wilmar in early FY10. In response, IFC is conducting a strategic review of its engagement in the global palm oil sector (see page 67). CAO continues to monitor the settlements, and the audit remains open.

In May 2010, CAO completed an advisory review of IFC's Sustainability Framework (see page 102). It focused on issues relevant to communities affected by IFC projects and assessed IFC's implementation of the framework.

CAO reaches out to civil society and other stakeholders to raise awareness about accountability and recourse at IFC. In FY10, CAO met with about 300 civil society organizations from over 20 countries. CAO works with IFC staff at headquarters and in the field to share lessons from its work.

Visit www.cao-ombudsman.org for more information.

Internal Auditing

The Internal Auditing Department helps the World Bank Group achieve its mission by providing objective assurance and advice to add value; enhancing risk management, control, and governance; and improving accountability for results. The department conducts its work in all organizational activities (including trust-funded operations) in accordance with the International Standards for the Professional Practice of Internal Auditing promulgated by the Institute of Internal Auditors.

Auditing work primarily focuses on determining whether the Bank Group's risk management, control, and governance processes provide reasonable assurance that significant financial, managerial, and operating information is accurate, reliable, and timely; resources are acquired economically and used efficiently; assets are safeguarded; the organization's actions are in compliance with policies, procedures, contracts, and applicable laws and regulations; and business objectives are achieved.

ERNST & YOUNG
Quality In Everything We Do

independent assurance report on a selection of sustainable development information

Further to the request made by IFC, we performed a review on a selection of sustainable development information for the financial year ended June 30, 2010 in the Annual Report, including quantitative indicators ("the Indicators") and qualitative statements ("the Statements"), related to the following material areas:

MATERIAL AREAS	STATEMENTS	INDICATORS
Environmental and Social Performance of projects	"What We Do: Standard Setting: IFC Performance Standards" (p. 76), "The Equator Principles" (p. 77), and "Corporate Governance" (p.77)	• Commitments by Environmental and Social Category (p. 10): **Category / Commitments ($ millions) / Number of projects** A: 825 / 10 B: 3,975 / 147 C: 4,516 / 254 F1: 3,348 / 117 N: 0 / 0
Development effectiveness of investments and advisory services	"Measuring results" (pp. 90 and 91), "Investments Results" (p. 92, excluding the table "Development Reach by IFC's Client companies"), and "Advisory Services Results" (p. 93)	• Development Effectiveness scores of Investments (pp. 10, 11 and 91): 71% "rated high"[1] • Development Effectiveness score of Advisory Services (p. 93): 58% "rated positively"
Financial inclusion: microfinance loans and loans to small and medium enterprises		• Number and amounts of microfinance loans and SME loans (p. 92) **Type of loans / Number of loans (millions) / Amount ($ billions)** Microfinance: 8.5 / 10.79 SMEs: 1.5 / 101.32
Climate change	Climate Change section (pp. 28–37)	• Amount committed in renewable energy and energy efficiency investments (p. 17): $1,644 millions
Corporate footprint, social responsibility, and sustainable business model	"IFC 2013" (p. 100), "IFC and Anticorruption" (p. 101), and "Working Responsibly" (pp. 102–103)	• Carbon footprint (p. 102): 43,591 tCO_2 equivalent in financial year 2009
Water	"Water and Urbanization: Focus" (p. 56), "Innovation and Impact (p. 57), "Our Approach to Water Security" (p. 60), "Cleaner Water and a Healthier future" (p. 62) and "Impact around the World" (pp. 64 and 65)	
Engagement in IDA[2] countries	"Expanding role in IDA countries and focus on the poor" (pp. 82 and 83)	
Partnerships	"Forming Productive Partnerships"(p. 97)	
Accountability	"Independent Evaluation Group" and "Compliance Advisor/ Ombudsman" (p. 107)	

[1] FY10 Development Results for investments (% rated high):

Overall Portfolio (% rated high)	Unweighted (number of projects)	Weighted by investment size
Development Outcome	71%	82%
Financial Performance	57%	65%
Economic Performance	62%	71%
Environmental and Social Performance	68%	70%
Private Sector Development impact	78%	87%

Development Outcome by industry	(% rated high)
IFC (total)	71
Oil, Gas, Mining & Chemicals	79
Infrastructure	70
Agribusiness	78
Global Financial Markets	73
Health & Education	85
Private Equity & Investment Funds	74
Information & Communication Technologies	70
Manufacturing & Services	57

Development Outcome by region	(% rated high)
IFC (total)	71
South Asia	79
Latin America & the Caribbean	77
Europe and Central Asia	66
Middle East & North Africa	70
Sub-Saharan Africa	66
East Asia & the Pacific	72

Our review aimed at obtaining limited assurance[3] that:

1. the Indicators were prepared in accordance with the reporting criteria applicable in 2010 (the "Reporting Criteria"), consisting in IFC instructions, procedures, and guidelines specific for each indicator, a summary of which is provided in the comments next to the Indicators presentation (pp.10, 11, 17, 91, 92, 93 and 102) in the Annual Report or on IFC's website; and

2. the Statements have been presented in accordance with "IFC's Policy on Disclosure of Information" and principles of relevance, completeness, neutrality and clarity, and reliability as defined by international standards.[4]

It is the responsibility of IFC to prepare the Indicators and Statements, to provide information on the Reporting Criteria, and to compile the Annual Report.

It is our responsibility to express a conclusion on the Indicators and the Statements on the basis of our review. Our review was conducted in accordance with the ISAE 3000, International Standard on Assurance Engagements from IFAC.[5] Our independence is defined by IFAC professional code of ethics.

NATURE AND SCOPE OF OUR REVIEW

We performed the following review to be able to express a conclusion:

—We assessed the Reporting Criteria, policies and principles, with respect to their relevance, their completeness, their neutrality, and their reliability.

—We reviewed the content of the Annual Report in order to identify key statements regarding the sustainability areas listed above. We selected statements that were deemed to be committing, of particular stakeholder interest, of potential reputation risk to IFC, together with statements on corporate responsibility management and performance.

—At group level, we conducted interviews with people responsible for reporting in order to assess the application of the Reporting Criteria or to substantiate the Statements.

—At group level, we implemented analytical procedures and verified, on a test basis, the calculations and the consolidation of the Indicators.

—We collected supporting documents of Indicators or Statements, such as reports to the board of directors or other meetings, loan contracts, internal and external presentations and reports, studies or results of survey.

—We reviewed the presentation of the Information in the Annual Report and the associated notes on methodology.

LIMITATIONS OF OUR REVIEW

Our review was limited to the Statements and Indicators identified in the table above and did not cover other disclosures in the Annual Report.

Our tests were limited to document reviews and interviews at IFC's headquarters in Washington, DC. We did not participate in any activities with external stakeholders, clients, or local IFC offices.

INFORMATION ABOUT THE REPORTING CRITERIA AND THE STATEMENT PREPARATION PROCESS

With regards to the Reporting Criteria and the Statement preparation policies and principles, we wish to make the following comments:

RELEVANCE

IFC publishes an integrated Annual Report and, for the first time, involved stakeholders in an effort to improve the identification of key sustainability issues that should be included in the Annual Report.

IFC presents sustainability information on its own impact and the environmental and social risks, impacts, and outcomes of projects financed directly or through financial intermediaries that are comparable to other multilateral development banks. A specific effort is made by IFC to assess its development results, notably through its Development Outcome Tracking System (DOTS).

COMPLETENESS

The Indicators reporting perimeters aim to cover all relevant IFC's activities. An effort has been made this year to formalize the definitions, perimeters, and exclusion rules for the Indicators, especially related to "Development effectiveness of advisory services" and the "Microfinance and SME loans". The perimeters actually covered by each indicator have been indicated in the comments next to the data in the Annual Report.

NEUTRALITY AND CLARITY

IFC provides information on the methodologies used to establish the Indicators in the comments next to the published data, in particular for indicators related to "Carbon footprint", "Investments in renewable energy and energy efficiency", "Microfinance and SME loans", "Development Results" in the related sections and on the IFC website (links listed p.110).

RELIABILITY

The reporting tools and internal controls for the Indicators related to "Investments in renewable energy and energy efficiency" and "Development effectiveness of advisory services" need to be strengthened and formalized in order to be more adapted to their complexity and the significant reliance on professional judgments of people entering or validating the data.

The improvement of the Statements preparation processes should be continued to ensure that the Statements rely on the most up-do-date and accurate information.

CONCLUSION

For the Indicator related to "carbon footprint", IFC implemented methodological changes and a new reporting tool this year. We identified significant gaps between the carbon footprint calculated with this new tool and the requirements of the Reporting Criteria. Due to time constraints, it was not possible to check if all the inconsistencies were corrected.

Based on our review, and except for the above qualification, nothing has come to our attention that causes us to believe that:

—the Indicators were not established, in all material aspects, in accordance with the Reporting Criteria;

—the Statements were not presented, in all material aspects, in accordance with "IFC's Policy on Disclosure of Information" and the principles of relevance, completeness, neutrality and clarity, and reliability as defined by international standards.

Paris-La Défense, France, August 25, 2010


ERNST & YOUNG

Quality In Everything We Do

The Independent Auditors
ERNST & YOUNG et Associés

Eric Duvaud
Partner, Climate Change and Sustainability Services

[2] International Development Association.

[3] A higher level of assurance would have required more extensive work.

[4] ISAE 3000 from IFAC, Global Reporting Initiative (GRI), or AA1000 Accountability Principles.

[5] ISAE 3000: "Assurance Engagement other than reviews of historical data", International Federation of Accountants, International Audit and Assurance Board, December 2003.

acronyms

AGRA	Alliance for a Green Revolution in Africa
CAO	Compliance Advisor/Ombudsman
CAPRI	Capital Pricing and Risk (economic capital approach)
CY	calendar year
DEG	private sector arm of German development agency KfW
DFI	development finance institution
DFID	Department for International Development of the United Kingdom
DOTS	Development Outcome Tracking System
EBRD	European Bank for Reconstruction and Development
FMO	Netherlands Development Finance Company
FY	Fiscal Year
GBF	Grassroots Business Fund
GTLP	Global Trade Liquidity Program
IBRD	International Bank for Reconstruction and Development (World Bank)
ICF	Infrastructure Crisis Facility (IFC crisis-response facility)
IDA	International Development Association
IEG	Independent Evaluation Group
IFI	International Financial Institution
ILO	International Labour Organization
KfW	Kreditanstalt für Wiederaufbau (German development agency)
LNG	Liquefied Natural Gas
MIGA	Multilateral Investment Guarantee Agency
MSMEs	micro, small, and medium enterprises
OeEB	Oesterreichische Entwicklungsbank AG (Austrian Development Bank)
PPP	Public-Private Partnership
PROPARCO	Promotion et Participation pour la Coopération Economique (development finance institution of France)
SMEs	small and medium enterprises
UNESCO	United Nations Educational, Scientific and Cultural Organization

letter to the Board of Governors

The Board of Directors of IFC has had this annual report prepared in accordance with the Corporation's bylaws. Robert B. Zoellick, President of IFC and Chairman of the Board of Directors, has submitted this report with the audited financial statements to the Board of Governors.

The Directors are pleased to report that for the fiscal year ended June 30, 2010, IFC expanded its sustainable development impact through private sector investments and Advisory Services.

credits

A product of IFC Corporate Relations.

design
Addison
www.addison.com

printing
Worth Higgins & Associates
www.whaprint.com

cover photography
Dan Saelinger

interior photography
(clockwise, from left to right)
Gatefold, closed: Dan Saelinger
Gatefold, open: Jason Florio
Page 1: Dan Saelinger
Page 2: Frank Vincent/WB Photolab
Page 3: Jenny Matthews/Panos Pictures, Photolibrary
Page 4: Iwan Bagus
Page 5: Photolibrary, Corbis
Pages 6–7: Iwan Bagus
Page 13: Photolibrary
Page 15: Photolibrary
Page 18: Dan Saelinger
Page 19: Photolibrary
Pages 20–21: Jason Florio
Page 22: Diede van Lamoen
Page 23: Photolibrary
Page 24: Yemen Education for Employment Foundation (YEEF)
Page 25: Sadiola Gold Mine Project
Page 28: Photolibrary
Page 29: Dan Saelinger
Pages 30–31: Jason Florio
Page 32: Photolibrary
Page 33: Comasel
Page 34: Peter Alstone
Page 35: IFC
Pages 38–39: Dan Saelinger
Pages 40–41: Jason Florio
Page 42: Olesya Zhuchenko
Page 43: Martin Buehler
Pages 46–47: Dan Saelinger
Pages 48–49: Jason Florio
Page 50: Getty Images
Page 51: Master file
Page 52: Katrina Manson
Page 53: First MicroFinance Bank
Page 56: Photolibrary
Page 57: Dan Saelinger
Pages 58–59: Jason Florio
Page 60: Alejandro Perez
Page 61: Jouni Eerikainen
Page 62: Dilip Banerjee
Page 63: Governo do Estado da Bahia
Page 77: Crispin Hughes/Panos Pictures, Chris Stowers/Panos Pictures
Page 80: COMCEL, Guatemala, Mainé Astonitas
Page 81: Jason Florio, Andy Johnstone/ Panos Pictures, Photolibrary
Page 87: Jouni Eerikainen
Page 96: Frank Vincent/WB Photolab
Pages 112–113: Jason Florio

web resources

IFC's Web site, www.ifc.org, provides comprehensive information on every aspect of our activities. It includes contact information for offices worldwide, news releases and feature stories, data on results measurement, disclosure documents for proposed investments, and key policies and guidelines affecting IFC and our client companies.

The online version of the IFC Annual Report 2010 provides downloadable PDFs of all materials in this volume and translations as they become available. It is available at www.ifc.org/annualreport. The Web site also provides more information on sustainability, including a Global Reporting Initiative index.

For more information on several key topics, please visit the following Web Resources:

IFC's crisis-response initiatives
http://www.ifc.org/issuebriefs

Creating opportunity at the Base of the Pyramid
http://www.ifc.org/TOS_baseofthepyramid

IFC's Women in Business Program
http://www.ifc.org/gem

Supporting women in business in Africa
http://www.ifc.org/womenentrepreneursinafrica

Gender dimensions of investment climate reform
http://www.ifc.org/GenderIC

Embedding gender in sustainability reporting
http://www.ifc.org/genderreporting

IFC's June 2010 Corporate Responsibility Forum
http://www.ifc.org/CorporateResponsibilityForum

Addressing climate change
http://www.ifc.org/TOS_climatechange

IFC's transportation strategies
http://www.ifc.org/TransportationStrategies

IFC's project mapping tool
http://www.ifc.org/projectmappingtool

IFC's Better Work Program in Haiti
http://www.ifc.org/betterworkhaiti

IFC Performance Standards and human rights
http://www.ifc.org/IBHRandIFCPoliciesPS

Food security
http://www.ifc.org/foodsecurity

Charting our Water Future
http://www.ifc.org/charting waterfuture

IFC in conflict-affected countries
http://www.ifc.org/conflictaffectedcountries

Performance Standards
http://www.ifc.org/performancestandards

World Bank list of debarred firms
www.ifc.org/WBDebarredFirms

IFC footprint commitment
http://www.ifc.org/footprint

stakeholder review panel on 2010 Annual Report

IFC regularly engages with stakeholders on a variety of issues. This year, we convened our first stakeholder review panel on the 2010 Annual Report. The panel was asked to assess IFC's identification of material issues in the first draft. IFC found the feedback constructive, and is committed to continuing our engagement with stakeholders in order to receive more substantive commentary on future reports. What follows is a summary of the meeting, which panelists agree accurately describes the process and outcomes.

Engagement Process

We retained a neutral facilitator to manage the engagement process. There were two goals: to advance mutual learning; and to assess IFC's identification of material issues in the first draft of the report. "Materiality" was defined as those aspects of IFC's strategy, initiatives, and performance that are important to communicate to IFC's stakeholders and to demonstrate our development impact. Panelists participated in a four-hour meeting for a facilitated discussion with senior managers of IFC. Panelists subsequently reviewed changes IFC made to the Annual Report based on their feedback. However, neither the panel nor any individual member endorsed or approved the 2010 Annual Report. This engagement was neither an audit nor verification.

Panelists

IFC and the facilitator jointly selected the panelists by considering the following: understanding of IFC's work; expertise in areas of importance to IFC; and geographic, gender, and issue diversity. IFC reimbursed the panelist's expenses. The panel consisted of the following experts:

—Arvind Ganesan, Director, Business and Human Rights, Human Rights Watch
—Frank Mantero, Director, Corporate Citizenship, General Electric
—Carol Peasley, President and CEO, Centre for Development and Population Activities (CEDPA)
—Kavita Ramdas, President and CEO, Global Fund for Women
—Ruth Rosenbaum, Executive Director, Center for Reflection, Education and Action (CREA)
—Ken Wilson, Executive Director, The Christensen Fund
—Simon Zadek, Visiting Senior Fellow, Harvard University's Kennedy Center

Panelists' Suggestions and IFC's Response

The panel suggested several areas where the report could be strengthened in terms of its format, including clarifying the unique role of IFC, and providing greater transparency about the challenges and dilemmas we face. Additionally, some panelists offered recommendations that require further discussion and examination. We will explore ways to address that feedback in future reports. The panel appreciated IFC's forthrightness at the meeting and the changes IFC made in this year's report. The following summarizes key themes and IFC's responses.

Panelists' Feedback	IFC's Response
Discuss dilemmas of private sector development (such as palm oil), emphasizing context, learning, and need to manage risks.	Addressed in introductory essays; "Lessons Learned" section expanded and moved forward; text strengthened on examples, e.g., "The Financial Crisis—Shaping IFC's Strategy," "IFC's Approach to Palm Oil."
Discuss IFC's unique role and impact.	Addressed in introductory essays; text strengthened, e.g., "Despite Crisis, IFC Clients Expanded Jobs."
Clarify what IFC means by "sustainability."	Sustainability definition provided.
Provide more information on policy work and normative impact of standard-setting, including an analysis of the relationship with external standards such as human rights covenants.	Addressed in introductory essays; expanded discussion of the IFC Sustainability Framework Policy Review; added details on Better Work program; added Web link to human-rights impact analysis and examples of impact.
Provide greater clarity about outcome-oriented approach to development.	Addressed in introductory essays; strengthened text on development results, including Advisory Services results.
Strengthen discussion about gender.	"Focusing on Opportunities for Women" section revised and expanded to highlight women, business, and the law; other text strengthened.
Discuss IFC's efforts to build "resilience."	Addressed in introductory essays; new examples added, e.g., "Easing Poverty, Fostering Stability with Insurance."
Address role of new market players in Africa.	Focus of section changed to "Helping New Global Players Invest In Infrastructure;" text on Mwalimu Nyerere Foundation project strengthened.
Discuss youth.	Story on "Helping Young Adults Gain Productive Jobs" strengthened to discuss challenge of youth unemployment.
Provide information on debarred companies.	Web link provided to list of debarred companies.
Adopt a sound approach to placing content on the Web, providing links to more detailed information on the Web.	About a dozen Web links were added, offering more details about the issues raised here, provided as a box.
Emphasize IFC's venture capital work to strengthen discussion of Base of Pyramid work.	Strengthened text to "Inclusive Business—Opportunities At The Base Of The Pyramid;" added Web link to "Telling our Story" on Creating Opportunity at the Base of the Pyramid, but this work cannot be characterized as "venture capital."
Use investment cycle chart to tell the story of a deal.	New text and chart provides more detail on 12 steps of the IFC investment cycle.



where challenges meet solutions

We focus the power of the private sector to tackle poverty and other development challenges, improving lives through sustainable investment.

where values meet purpose

As the world's largest private sector development institution, IFC offers a distinctive combination of financing and advice to create opportunity where it's needed most.



where principles meet practice

IFC's global expertise, local presence, and standard-setting capabilities provide value for money in a time of rising demand for private sector development.

where innovation meets impact

Our innovation, advice, and growing mobilization of resources—targeted at the poorest countries—are giving millions the opportunity to escape poverty.


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International Finance Corporation
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IFC Financials, Projects, and Portfolio 2010

TABLE OF CONTENTS

Management's Discussion and Analysis

I. Overview

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of June 30, 2010, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. It also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth. During the year ended June 30, 2010 (FY10), IFC had an authorized borrowing program of up to $9.5 billion, and up to $2.0 billion to allow for possible prefunding during FY10 of the funding program for the year ending June 30, 2011 (FY11).

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its liabilities in various currencies with assets having the same characteristics. IFC manages any non-equity investment related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

II. Financial Summary

BASIS OF PREPARATION OF IFC'S CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP).

Up to and including the year ended June 30, 1999, IFC prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards (IFRS). However, principally due to material differences between US Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivatives and Hedging* (Topic 815) (formerly FASB Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*), and its counterpart in IFRS, IAS No. 39, Financial Instruments Recognition and Measurement, it has not been possible for IFC to satisfy the requirements of both US GAAP and IFRS via one set of financial statements since the year ended June 30, 2000.

IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its consolidated financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC will present its consolidated financial statements for FY10 in accordance with US GAAP. IFC continues to plan to transition from US GAAP to IFRS and will continue to re-evaluate the timetable for this transition during FY11. During FY10, IFC has continued to use accounting pronouncements that expand the use of fair values in its FY10 consolidated financial statements, broadly consistent with its planned overall approach to the transition to IFRS. These accounting policies are discussed in more detail in Note A to IFC's FY10 consolidated financial statements.

FINANCIAL PERFORMANCE SUMMARY

From year to year, IFC's net income is affected by a number of factors, principally income generated from its equity investment portfolio (principally dividends, realized capital gains on equity sales and unrealized gains and losses on equity investments); the magnitude of provisions for losses against its loans and guarantees; impairment of equity investments; loans in nonaccrual status; recoveries of interest on loans formerly in nonaccrual status; and income from liquid assets.

A significant part of IFC's liquid assets trading portfolio is invested in fixed income securities, including asset-backed securities (ABS) and mortgage-backed securities (MBS) which are also subject to external market factors that significantly affect the value of such securities, adding variability to income.

Net income also includes net gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA.

IFC reported income before net losses on non-trading financial instruments and grants to IDA of $2,285 million in FY10, as compared to a loss of $153 million in the year ended June 30, 2009 (FY09) and income of $1,938 million in the year ended June 30, 2008 (FY08).

The significant improvement in income before net losses on other non-trading financial instruments and grants to IDA in FY10 when compared to FY09 was principally as a result of a generally improved operating environment for IFC's investment and liquid asset portfolios in FY10 as compared with that experienced in FY09. This improved financial performance in FY10 when compared to FY09 resulted from: (i) lower impairment write-downs on equity investments; (ii) higher realized capital gains on equity sales and unrealized gains on equity investments accounted for at fair value in net income; (iii) lower provisions for losses on loans and guarantees; (iv) higher income from liquid asset trading activities; and (v) lower charges on borrowings.

IFC reported net losses on non-trading financial instruments of $339 million in FY10 as compared with a net gain of $452 million in FY09 and a net gain of $109 million in FY08, resulting in income before grants to IDA of $1,946 million in FY10, as compared to $299 million in FY09 and $2,047 million in FY08.

Grants to IDA totaled $200 million in FY10, as compared to $450 million in FY09 and $500 million in FY08. Accordingly, net income (in accordance with US GAAP) totaled $1,746 million in FY10, as compared with a net loss of $151 million in FY09, and net income of $1,547 million in FY08.

IFC's net income (loss) for the past five fiscal years ended June 30, is presented below (US$ millions):


2006*
2007*
2008
2009
2010
-500
0
500
1,000
1,500
2,000
2,500
3,000

*As restated.

The table below presents selected financial data for the last five fiscal years (in millions of US dollars, except where otherwise stated):

AS OF AND FOR THE YEARS ENDED JUNE 30	2010	2009	2008	2007	2006
Net income highlights:					
Income from loans and guarantees	$ **801**	$ 871	$ 1,065	$ 1,062	$ 804
(Provision) release of provision for losses on loans & guarantees	**(155)**	(438)	(38)	43	(15)
Income (loss) from equity investments	**1,638**	(42)	1,688	2,292	1,224
Of which:					
Realized capital gains on equity sales	**1,290**	990	1,219	1,941	928
Dividends and profit participations	**285**	311	428	385	323
Unrealized gains (losses) on equity investments	**240**	(299)	12	–	–
Non-monetary gains on equity investments	**28**	14	177	–	–
Equity investment impairment write-downs	**(203)**	(1,058)	(140)	(40)	(57)
Other, net	**(2)**	–	(8)	6	30
Income from debt securities	**108**	71	163	27	7
Income from liquid asset trading activities	**815**	474	473	618	444
Charges on borrowings	**(163)**	(488)	(782)	(801)	(603)
Other income	**176**	153	113	99	109
Other expenses	**(743)**	(629)	(555)	(500)	(477)
Foreign currency transaction (losses) gains on non-trading activities	**(82)**	10	(39)	(5)	6
Expenditures for advisory services	**(101)**	(129)	(123)	(96)	(55)
Expenditures for PBG and IFC SME Ventures for IDA countries	**(9)**	(6)	(27)	–	(35)
Income (loss) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**2,285**	(153)	1,938	2,739	1,409
Net (losses) gains on other non-trading financial instruments	**(339)**	452	109	(99)	(145)
Income before grants to IDA	**1,946**	299	2,047	2,640	1,264
Grants to IDA	**(200)**	(450)	(500)	(150)	–
Net income (loss)	$ **1,746**	$ (151)	$ 1,547	$ 2,490	$ 1,264
Consolidated balance sheet highlights:					
Total assets	$ **61,075**	$ 51,483	$ 49,471	$ 40,599	$ 38,547
Liquid assets, net of associated derivatives	**21,001**	17,864	14,622	13,269	12,730
Loans, equity investments, and debt securities, net	**25,944**	22,214	23,319	15,796	12,787
Borrowings drawn-down and outstanding, including fair value adjustments	**31,106**	25,711	20,261	15,879	14,967
Total capital	$ **18,359**	$ 16,122	$ 18,261	$ 14,017	11,141
Of which:					
Undesignated retained earnings	$ **14,307**	$ 12,251	$ 12,366	$ 10,604	$ 7,868
Designated retained earnings	**481**	791	826	606	852
Capital stock	**2,369**	2,369	2,366	2,365	2,364
Accumulated other comprehensive income (AOCI)	**1,202**	711	2,703	442	57

AS OF AND FOR THE YEARS ENDED JUNE 30	2010	2009	2008	2007	2006
Financial ratios:[1]					
Return on average assets (GAAP basis)[2]	**3.1%**	(0.3)%	3.4%	6.3%	3.2%
Return on average assets (non-GAAP basis)[3]	**3.8%**	(1.1)%	3.7%	8.6%	4.7%
Return on average capital (GAAP basis)[4]	**10.1%**	(0.9)%	9.6%	19.8%	12.1%
Return on average capital (non-GAAP basis)[5]	**11.8%**	(3.0)%	9.0%	21.1%	13.3%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	**71%**	75%	62%	85%	112%
External funding liquidity level[6]	**190%**	163%	96%	95%	n/a
Debt to equity ratio[7]	**2.2:1**	2.1:1	1.6:1	1.4:1	1.6:1
Total reserves against losses on loans to total disbursed portfolio[8]	**7.4%**	7.4%	5.5%	6.5%	8.3%
Capital measures:					
Capital to risk-weighted assets ratio[9]	**n/a**	44%	48%	57%	54%
Total Resources Required ($ billions)[10]	**12.8**	10.9	10.4	8.0	n/a
Total Resources Available ($ billions)[11]	**16.8**	14.8	15.0	13.8	n/a
Strategic capital[12]	**4.0**	3.9	4.6	5.8	n/a
Deployable strategic capital[13]	**2.3**	2.3	3.1	4.4	n/a
Deployable Strategic Capital as a percentage of Total Resources Available	**14%**	16%	21%	32%	n/a

1 Certain financial ratios as described below are calculated excluding the effects of unrealized gains and losses on investments, other non-trading financial instruments, AOCI, and impacts from consolidated Variable Interest Entities (VIEs).

2 Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

3 Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of total disbursed loan and equity investments (net of reserves) at cost, liquid assets net of repos, and other assets averaged for the current period and previous fiscal year.

4 Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

5 Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of paid in share capital and retained earnings (before certain unrealized gains and losses and excluding cumulative designations not yet expensed) averaged for the current period and previous fiscal year.

6 Beginning June 30, 2007, IFC's liquidity policy was revised so that IFC is to maintain a minimum level of liquidity, consisting of proceeds from external funding to cover at least 65% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.

7 The ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus undesignated retained earnings (less cumulative unrealized gains and losses on loans, equity investments, and other non-trading financial instruments accounted for at fair value in net income) at the end of the fiscal year.

8 Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio at the end of the fiscal year.

9 The ratio of capital (including paid-in capital, retained earnings, and portfolio (general) loan loss reserves) to risk-weighted assets, both on- and off-balance sheet. The ratio does not include designated retained earnings reported in total capital on IFC's consolidated balance sheet. IFC's Board of Directors has approved the use of a risk-based economic capital framework beginning in FY08. Parallel use of the capital to risk-weighted assets ratio has now been discontinued.

10 The minimum capital required consistent with the maintenance of IFC's AAA rating. It is computed as the aggregation of risk-based economic capital requirements for each asset class across the Corporation.

11 Paid in capital plus retained earnings net of designated retained earnings plus general and specific reserves against losses on loans. This is the level of available resources under IFC's risk-based economic capital adequacy framework.

12 Total resources available less total resources required.

13 90% of total resources available less total resources required.

III. Client Services

BUSINESS OVERVIEW

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, and risk sharing facilities (core resource mobilization). In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's activities are guided by five strategic pillars: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with clients in emerging markets; (iii) addressing climate change and ensuring social and environmental sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain; and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

INVESTMENTS

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC's main investment activity is project and corporate financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides financing to selected companies for ongoing investment programs. In addition, IFC facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

IFC applies stringent tests of enterprise soundness, project viability, additionality, and developmental impact in determining the eligibility of projects for its investments.

IFC's investment cycle can be divided into twelve main stages:

- Business development
- Early review
- Appraisal (due diligence)
- Investment review
- Negotiations
- Public notification
- Board of Directors' review and approval
- Commitment
- Disbursement
- Project supervision
- Evaluation
- Closing

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors (Board or Board of Directors) is informed of such matters and of recommended courses of action at regular intervals.

ADVISORY SERVICES

Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and impact. IFC's advisory services cycle can be divided into six main stages:

- Business development
- Early review
- Appraisal
- Implementation/Supervision
- Project completion
- Evaluation

IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company LLP (AMC), a wholly-owned subsidiary of IFC, mobilizes capital from outside IFC's traditional investor pool. AMC serves as a fund manager and mobilizes third-party capital to invest in its funds. IFC is a co-investor in such funds.

At June 30, 2010 (FY10-end) AMC has assets under management[1] of $3.9 billion, $1,275 million in the IFC Capitalization (Equity) Fund, LP (the Equity Capitalization Fund); $1,725 million in the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); and $900 million in the IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund). The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Capitalization Funds.

The Capitalization Funds, established in FY09, are jointly funded by $1 billion from IFC and $2 billion from a third-party investor: the IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); and the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Fund).

The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are designed to support banks considered vital to the financial system of an emerging market country.

1 Assets under management are generally based upon how investment advisory and administrative fees are calculated (including total assets, committed assets, or other measures).

As of June 30, 2010, IFC had disbursed $128 million and other investors have disbursed $82 million to the Equity Capitalization Fund (IFC: $13 million – June 30, 2009; other investors: $8 million June 30, 2009). As of June 30, 2010, the fund has disbursed $208 million to three investees ($20 million to one investee as of June 30, 2009).

As of June 30, 2010, IFC and other investors have disbursed $2 million to the Sub-Debt Capitalization Fund and no amounts have been disbursed by the fund to investees.

The ALAC Fund was established in FY10 to make investments in companies or other entities located in the Sub-Saharan Africa, Latin America and/or the Caribbean. The ALAC Fund is currently a $900 million fund, $180 million from IFC and $720 million from five other third party investors.

As of June 30, 2010, IFC has disbursed $3 million and other investors have disbursed $13 million to the ALAC Fund. As of June 30, 2010, no amounts have been disbursed by the fund to investees.

OTHER INITIATIVES

IFC has launched a series of initiatives to assist the private sector address the challenges introduced by the global financial crisis that began in FY09. These initiatives are expected to combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's initiatives are designed to address both the immediate and long-term needs of IFC's clients.

IFC's initiatives include:

Trade Finance

Launched in FY05, the Global Trade Finance Program (GTFP) provides guarantees for trade transactions in emerging markets, primarily supporting small and medium enterprises. In addition, IFC has launched a global trade liquidity program (GTLP), an initiative that brings together governments, development finance institutions, and commercial banks to provide funding for trade finance in emerging markets. The GTLP commenced operations in the fourth quarter of FY09.

IFC's FY10 commitments include $3.5 billion ($2.4 billion – FY09) relating to GTFP. IFC's FY10 commitments include $0.3 billion ($0.5 billion – FY09), and FY10 resources mobilized include $1.6 billion ($1.4 billion – FY09), relating to GTLP.

Infrastructure

The Infrastructure Crisis Facility is a facility that includes debt and equity components and provides short- to medium-term financing for infrastructure projects. It also includes advisory services to help governments design or redesign public-private-partnership projects.

Microfinance

The Microfinance Enhancement Facility (MEF) is designed to address the challenge of restricted availability of micro-finance services. As of June 30, 2010, IFC has approval to provide $150 million to MEF and anticipates other investors would provide an additional $332 million.

Managing Troubled Assets

IFC has created a Debt and Asset Recovery Program to make direct investments in entities with good fundamentals that require debt restructuring as a result of the global financial crisis. The program is to invest in nonperforming loan pools, select servicers, and distressed asset funds, targeted in East Asia and the Pacific, Latin America and the Caribbean, and Europe and Central Asia.

INVESTMENT PROGRAM SUMMARY

Commitments

In FY10, IFC entered into new commitments totaling $12.7 billion, compared with $10.5 billion in FY09. In addition, IFC mobilized resources totaling $5.4 billion, compared with $4.0 billion in FY09. FY10 and FY09 commitments and core resources mobilized (as described in more detail in "Investment Products") comprised the following:

		FY10		FY09
Commitments[2]				
Loans	$	**5,721**	$	5,959
Equity investments		**2,974**		2,069
Guarantees:				
GTFP		**3,464**		2,380
Other		**468**		99
Client risk management		**37**		40
Total commitments	$	**12,664**	$	10,547
B-loans	$	**1,247**	$	1,858
Structured finance		**797**		169
Parallel loans		**734**		374
Sales of loans and other mobilization		**379**		–
Total B-loans, structured finance, parallel loans and other mobilization	$	**3,157**	$	2,401
AMC:				
IFC Capitalization Equity Fund	$	**118**	$	8
IFC Capitalization Sub-debt Fund		**65**		–
IFC African, Latin American and Caribbean Fund		**53**		–
Total AMC	$	**236**	$	8
Other initiatives:				
Global Trade Liquidity Program		**1,580**		1,400
Debt and Asset Recovery Program		**237**		–
Microfinance Enhancement Facility		**123**		155
Infrastructure Crisis Facility		**45**		–
Total other initiatives	$	**1,985**	$	1,555
Total core resource mobilization	$	**5,378**	$	3,964
Core resource mobilization ratio		**0.42**		0.38

2 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

DISBURSEMENTS

IFC disbursed $6.8 billion for its own account in FY10 ($5.6 billion in FY09): $4.9 billion of loans ($4.4 billion in FY09), $1.6 billion of equity investments ($1.1 billion in FY09), and $0.3 billion of debt securities ($0.1 billion in FY09).

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $25.4 billion at June 30, 2010 ($22.4 billion at June 30, 2009), comprising the disbursed loan portfolio of $18.2 billion ($16.8 billion at June 30, 2009), the disbursed equity portfolio of $5.4 billion ($4.1 billion at June 30, 2009), and the disbursed debt security portfolio of $1.8 billion ($1.5 billion at June 30, 2009).

IFC's disbursed investment portfolio is diversified by sector and geographic region with a focus on strategic high development impact sectors such as financial markets and infrastructure.

The following charts show the distribution of the disbursed investment portfolio by geographical region and sector as of June 30, 2010, and June 30, 2009:

Distribution by Region

FY10


Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other

FY09


Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other

Distribution by Sector


Finance and insurance
Electric power
Oil, gas and mining
Transportation and warehousing
Collective investment vehicles
Information
Food and beverages
Nonmetallic mineral product manufacturing
Chemicals
Industrial consumer products
Agriculture and forestry
Utilities
Wholesale and retail trade
Health Care
Primary metals
Pulp and paper
Accommodation and tourism services
Construction and real estate
Textiles, apparel and leather
Education services
Percentage
0 5 10 15 20 25 30 35 40 45
FY09 FY10

DISBURSED B-LOANS

The portfolio of disbursed and outstanding B-loans which are serviced by IFC at June 30, 2010, totaled $6.3 billion, as compared with $6.7 billion at June 30, 2009.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2010, and June 30, 2009, can be found in Notes B, D, E, F, G, H and I to IFC's FY10 consolidated financial statements.

Investment Products

LOANS

Loans generally have the following characteristics:

- Term: typically amortizing with final maturities generally for seven to 12 years, although some loans have been extended for tenors as long as 20 years.
- Currency: primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, Swiss franc, and Japanese yen, but with a growing local currency loan portfolio.
- Interest rate: typically variable (or fixed and swapped into variable).
- Pricing: reflects such factors as market conditions and country and project risks.

IFC's loans traditionally have been made in major currencies, based on client demand and on IFC's ability to hedge loans in these currencies through the use of mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally economically hedged, using currency and/or interest rate swaps, into US dollar variable rate assets.

There has been a growing demand for IFC to offer local currency products. IFC typically offers local currency products in other currencies where it can hedge the local currency loan cash flows back into US dollars using swap markets. IFC's disbursed loan portfolio at June 30, 2010 includes $2.1 billion of currency products denominated in Russian rubles, Indian rupees, Chinese renminbi, Philippine pesos, Colombian pesos, Indonesian rupiah, South African rand, Brazilian reais, Mexican pesos, and New Turkish lira ($1.9 billion at June 30, 2009).

IFC's disbursed loan portfolio totaled $18.2 billion at June 30, 2010 ($16.8 billion at June 30, 2009). The carrying value of IFC's loan portfolio on IFC's consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC's FY10 Consolidated Financial Statements) grew 9% to $16.7 billion at June 30, 2010 ($15.3 billion at June 30, 2009).

Loans comprise 72% of the disbursed investment portfolio as of June 30, 2010 (75% at June 30, 2009) and 64% of the carrying value of the investment portfolio as of June 30, 2010 (69% at June 30, 2009).

At June 30, 2010, 74% (74% at June 30, 2009) of IFC's disbursed loan portfolio was US dollar-denominated.

The currency composition of the disbursed loan portfolio at June 30, 2010, and June 30, 2009, is shown below:

Currencies


US dollars
Euro
Russian rubles
Indian rupees
Chinese renminbi
Philippine pesos
Colombian pesos
Indonesian rupiah
South African rand
Brazilian reais
Mexican pesos
New Turkish lira
Other
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
FY09
FY10

EQUITY INVESTMENTS

IFC's equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC and are usually denominated in the currency of the country in which the investment is made.

IFC's disbursed equity portfolio totaled $5.4 billion at June 30, 2010 ($4.1 billion at June 30, 2009), an increase of 32%.

The carrying value of IFC's equity investment portfolio (comprising the disbursed equity portfolio together with adjustments as detailed in Note D to IFC's FY10 Consolidated Financial Statements) grew 42% to $7.5 billion at June 30, 2010 ($5.3 billion at June 30, 2009).

The fair value of IFC's equity portfolio[3] was $11.0 billion at June 30, 2010 ($8.5 billion at June 30, 2009).

Equity investments accounted for 21% of IFC's disbursed investment portfolio at June 30, 2010, compared with 18% at June 30, 2009 and 29% of the carrying value of the investment portfolio at June 30, 2010 (24% at June 30, 2009).

DEBT SECURITIES

Debt securities are typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g., ABS, MBS, and other collateralized debt obligations) and preferred shares, which are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

IFC's disbursed debt security portfolio totaled $1.8 billion at June 30, 2010 ($1.5 billion at June 30, 2009).

The carrying value of IFC's debt securities portfolio (comprising the disbursed debt security portfolio together with adjustments as detailed in Note D to IFC's FY10 Consolidated Financial Statements) was $1.8 billion at June 30, 2010 ($1.5 billion at June 30, 2009).

Debt securities accounted for 7% of IFC's disbursed investment portfolio at June 30, 2010 (7% at June 30, 2009) and 7% of the carrying value of the investment portfolio at June 30, 2010 (7% at June 30, 2009).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. During FY10, IFC signed $2.7 billion of guarantees, $2.1 billion in FY09.

3 Including "equity-like" securities classified as debt securities in IFC's consolidated balance sheet and equity-related options.

CORE RESOURCE MOBILIZATION

Core Resource mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a core resource mobilization component, and revised its resource mobilization definition accordingly to include these in the measure. The components of core resource mobilization are as follows:

B-Loans
The principal direct means by which IFC mobilizes such private sector finance is through the sale of participations in its loans (B-loans), known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with nonbank financial institutions in financing projects since the early 1960s.

Whenever it participates a loan, IFC will always make a loan for its own account (an A-loan), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the B-loan.

B-loan commitments were $1,247 million in FY10 ($1,858 million in FY09).

Structured Finance
Structured finance comprises partial credit guarantees, securitizations and risk sharing facilities. Structured finance commitments, net, defined as the amount of financing with a risk position equal to, or senior to, that of IFC's risk participation in the transaction, totaled $797 million in FY10 ($169 million in FY09).

Parallel Loans
Loans from other financial institutions that IFC helped raise for clients and received a fee, but for which IFC is not the lender of record, arranged by IFC in FY10 were $734 million ($374 million in FY09).

Sales of Loans and Other Mobilization
Loans originally disbursed and reported on IFC's balance sheet that were subsequently sold and other mobilization totaled $379 million in FY10 ($0 in FY09).

AMC

Amounts committed by investors other than IFC through Funds managed by AMC totaled $236 million in FY10 ($8 million – FY09), comprising $118 million in respect of the Equity Capitalization Fund ($8 million – FY09), $65 million in respect of the Subordinated Debt Capitalization Fund ($0 – FY09), and $53 million in respect of ALAC Fund ($0 – FY09).

OTHER INITIATIVES

Amounts committed by entities other than IFC to IFC's other initiatives totaled $1,985 million in FY10, comprising: $1,580 million in respect of GTLP ($1,400 million – FY09); $237 million in respect of the Debt and Asset Recovery Program ($0 – FY09); $123 million in respect of the Microfinance Enhancement Facility ($155 million – FY09); and $45 million in respect of the Infrastructure Crisis Facility ($0 – FY09).

CORE RESOURCE MOBILIZATION RATIO

The core resource mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans + non-IFC investment part of structured finance + non-IFC commitments in initiatives + non-IFC investments committed in funds managed by AMC}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC commitments in initiatives, and the non-IFC investments committed in funds managed by AMC) $.42 in FY10 ($0.38 in FY09).

CLIENT RISK MANAGEMENT PRODUCTS

IFC provides derivative products to its clients to allow them to hedge their interest rate, currency or commodity price exposures. IFC intermediates between its developing country clients and derivatives market makers in order to provide IFC's clients with full market access to risk management products.

ADVISORY SERVICES

Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and expanding IFC's impact. Advisory services contribute significantly to IFC's additionality by improving the business enabling environment for the private sector as well as the capabilities of private firms and service providers. IFC provides such services to promote sustainable private sector investment in developing countries. Through this work, which is funded in partnership with governments and other donors, IFC contributes to development where opportunities for development may be limited.

Through June 30, 2010, IFC's advisory services were organized into five business lines.

- **Investment Climate:** to help governments of developing and transitional countries improve the operating environment for businesses.
- **Access to Finance:** to help increase the availability and affordability of financial services, focusing particularly on micro, small, and medium enterprises.
- **Corporate Advice:** to offer corporate advice to existing and potential investment clients.
- **Environment and Social Sustainability:** to promote the large-scale adoption of business models that are both profitable and good for the environment and social development.
- **Infrastructure Advice:** to help generate investment opportunities that result in long-term economic growth and better living standards for IFC's client countries.

To strengthen client and strategic focus, beginning July 1, 2010, IFC's advisory services business lines were reorganized as follows:

- The former Corporate Advice and Environmental and Social Sustainability business lines were consolidated into a **Sustainable Business Advisory** business line, providing a one-stop-shop for AS with real sector clients.
- The former Infrastructure Advice business line was re-positioned into the **Public-Private Partnership (PPP) Transaction Advisory** business line, recognizing its focus on support to governments in designing and implementing PPP transactions in sectors that went beyond infrastructure.
- The **Investment Climate** and **Access to Finance** business lines remained substantially unchanged, focusing on support to governments and to financial intermediary clients, respectively.

Donor funds mobilized (new signed commitments) for advisory services in FY10 totaled $181 million.

The advisory services portfolio at June 30, 2010 included 736 projects with an approved value of $859 million. 226 new projects were approved in FY10, with an approved value of $206 million.

Assets held in Trust Funds pending utilization in advisory services business at June 30, 2010, and June 30, 2009, including $191 million at June 30, 2010 ($187 million at June 30, 2009) of funds provided by IFC in its capacity as a donor are summarized below (US$ millions):

	June 30, 2010	June 30, 2009
Executed by IFC(*)	$ 904	$ 662
Recipient-executed(*)	8	12
Financial intermediary fund	–	3
Total	**$ 912**	$ 677

(*) includes donor funds for investments.

IV. Treasury Services

LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios, internally named P0 through P4. All five portfolios are accounted for as trading portfolios.

IFC's liquid assets portfolio can be summarized as follows:

PORTFOLIO	FAIR VALUE ($ BILLIONS)*	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$0.5 ($0.8)	Proceeds from discount note program and cash inflows from investment operations	IFC's Treasury Department	Money market instruments	Overnight US dollar LIBID
P1	$13.1 ($10.4)	Proceeds from market borrowings invested pending disbursement of operational loans	IFC's Treasury Department	Principally global government bonds, ABS, bank deposits, and high quality corporate bonds generally swapped into 3-month US dollar LIBOR	Custom-created index of a series of six, equally weighted 6-month LIBID deposits that mature on the 15th of each month – average life of 3 months**
P2	$6.1 ($5.7)	Primarily IFC's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries, ABS, and other sovereign and agency issues	Lehman Brothers US 1–3 year maturity Treasury Index***
P3	$0.7 ($0.5)	An outsourced portion of the P1 portfolio	External managers appointed by IFC	Global government bonds and other high quality corporate bonds as well as mortgage-backed securities	Same as for P1
P4	$0.6 ($0.5)	An outsourced portion of the P2 portfolio	External managers appointed by IFC	Global government bonds, and other high quality corporate bonds as well as mortgage-backed securities	Sames as for P2
Total	**$21.0 bn ($17.9 bn)**				

*at June 30, 2010 (June 30, 2009)

**The net duration of the P1 and P3 benchmarks is approximately 0.25 years.

***The net duration of the P2 and P4 benchmark is 1.9 years. The benchmark was changed on March 31, 2009 from the Lehman Intermediate Treasury index, which had a duration of approximately 3.8 years.

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IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped back into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

A P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At June 30, 2010 this portfolio contained short-term money market instruments denominated in Brazilian reais, Russian rubles and Mexican pesos. The P6 portfolio totaled $0.3 billion at June 30, 2010 ($0.4 billion at June 30, 2009). A P7 portfolio was created in FY10, which contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio was less than $10 million at June 30, 2010.

FUNDING RESOURCES

IFC's funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2010 and June 30, 2009 are as follows:


FY10
Borrowings from market sources
Discount Note Program
Borrowing from IBRD
Paid-in capital
Retained earnings
FY09
Borrowings from market sources
Borrowing from IBRD
Paid-in capital
Retained earnings

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $8.8 billion during FY10 ($9.1 billion in FY09 and $6.2 billion in FY08). In addition, IFC's Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC's borrowings. During FY10, IFC repurchased and retired $0.9 billion of outstanding debt ($1.05 billion in FY09; $43 million in FY08), generating gains on buybacks of $62 million in FY10 ($61 million – FY09; $2 million – FY08).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. IFC also has a developmental role in helping open up new domestic markets to foreign issuers in its member countries. In FY10 IFC borrowed in eleven currencies and in final maturities ranging from 1 to 30 years. Outstanding market borrowings have remaining maturities ranging from less than one year to approximately 30 years, with a weighted average remaining contractual maturity of 6.5 years at June 30, 2010 (7.3 years at June 30, 2009). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC's borrowings.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2010, IFC had gross payables from borrowing-related currency swaps of $13.7 billion ($12.7 billion at June 30, 2009) and from borrowing-related interest rate swaps in the notional principal payable amount of $23.1 billion ($16.5 billion at June 30, 2009). After the effect of these derivative instruments is taken into consideration, 98% of IFC's market borrowings at June 30, 2010 were variable rate US dollar-denominated, substantially unchanged from June 30, 2009.

IFC's mandate to help develop domestic capital markets can result in providing local currency funds for onlending to its clients rather than being swapped into US dollars. At June 30, 2010, $0.3 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. francs were used for such purposes. In addition, the $0.1 billion Brazilian reais borrowing funded a non-investment portfolio loan as opposed to being swapped into US dollars.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 0.5% at June 30, 2010 (1.4% at June 30, 2009).

In the fourth quarter of FY09, IFC launched a short term discount note program to provide an additional liquidity management tool for IFC and to support certain of IFC's crisis response initiatives. The discount note program provides for issuances with maturities ranging from overnight to one year. At June 30, 2010, $1.4 billion was outstanding under this program ($0 – June 30, 2009).

Capital and Retained Earnings
As of June 30, 2010, IFC's total capital as reported in IFC's consolidated balance sheet amounted to $18.4 billion, up from the June 30, 2009 level of $16.1 billion. At June 30, 2010, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2009, $14.8 billion of retained earnings ($13.0 billion at June 30, 2009), and $1.2 billion of accumulated other comprehensive income ($0.7 billion at June 30, 2009).

As of June 30, 2010 and 2009, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

Special Capital Increase
On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares).

The Board of Governors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) and requiring an amendment to IFC's Articles of Agreement. Currently the voting power of each IFC member is the sum of its Basic Votes, fixed at 250 votes per member, and its share votes, with one vote for each share of IFC stock held. At present, Basic Votes represent 1.88% of total IFC voting power. Once the amendment to the Articles of Agreement becomes effective, the Basic Votes of each member shall be the number of votes that results from an equal distribution among all members of 5.55% of the aggregate sum of the voting power of all members.

The above is expected to result in a shift of the voting power to DTCs by 6.07% to 39.48%.

Designations of Retained Earnings
Beginning in the year ended June 30, 2004 (FY04), IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (year ended June 30, 2005 (FY05)), grants to IDA (year ended June 30, 2006 (FY06)), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries. On October 7, 2009, IFC's Board of Governors noted with approval the designations and reallocations approved by IFC's Board of Directors on August 5, 2009. Accordingly, IFC recorded $200 million as an expense for grants to IDA in IFC's FY10 consolidated income statement, leaving a remaining indicative program for Grants to IDA for the IDA 15 replenishment of up to $600 million.

On June 23, 2010, IFC's Board of Directors approved a transfer of $5 million of the unutilized balance of prior period designations relating to performance-based grants to advisory services.

At June 30, 2010, retained earnings comprised $14.3 billion of undesignated retained earnings ($12.3 billion at June 30, 2009; and $12.4 billion at June 30, 2008), $0.3 billion of retained earnings designated for advisory services ($0.4 billion at June 30, 2009; and $0.4 billion at June 30, 2008), $0.1 billion of retained earnings designated for PBG ($0.2 billion at June 30, 2009; 0.2 billion at June 30, 2008), less than $0.05 billion of retained earnings designated for the Global Infrastructure Project Development Fund ($0.1 billion at June 30, 2009; $0.1 billion at June 30, 2008), and less than $0.05 billion of retained earnings designated for IFC SME Ventures for IDA countries ($0.2 billion at June 30, 2009; and $0.2 billion at June 30, 2008).

FY10 Designations
On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services. These designations are expected to be noted with approval by the Board of Governors, and thereby concluded in FY11.

V. Enterprise Risk Management

In executing its sustainable private sector development business, IFC assumes various kinds of risks. IFC's management has defined a comprehensive enterprise risk management framework, within which it recognizes six main risk groupings: strategic and reputational risk, credit risk, financial risk, operational risk, environmental and social risk, and legal risk. The Risk Management Vice Presidency has oversight responsibility for credit, financial and operational risk. Environmental and social risk is managed by the Advisory Services Vice Presidency while legal risk is overseen by the General Counsel Vice Presidency. The Corporation proactively manages all aforementioned risk categories through a Corporate Risk Committee, a subset of the Management Team, which reviews all risk policies and sets risk standards for the Corporation. The Corporate Operations Committee, a subset of the Management Group, has oversight for strategic and reputational risk in both investment and advisory activities.

Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, IFC has adopted several key financial and exposure policies.

FY10 ENTERPRISE RISK HIGHLIGHTS

After the stand-alone Risk Management Vice Presidency was established in FY07, the risk management function in IFC have continued to be enhanced in FY10 through integration and expansion of existing functions and in some cases, establishing new capacity for additional functions.

The global financial crisis has highlighted the critical importance of ensuring a sound financial structure and the urgent need for more proactive risk management practices. Through FY10, IFC continued to dedicate significant additional resources to all areas of risk management.

The principal measures IFC has taken in this regard include:

- Improving and developing the tools and models needed for measuring risk and developing a forward-looking framework to allow for better management of capital adequacy, liquidity and resource utilization through the Integrated Risk Management Department which is mandated to work closely with Investment Departments and the Treasury Department on assessing and managing credit, market and liquidity risk on an enterprise-wide basis.
- Continuing to expand IFC's operational risk assessment and management capabilities, including the roll out of Risk and Control Self Assessment for all significant business processes.
- Continuing to streamline and strengthen operating processes and enhancing reporting effectiveness and accountability through an ongoing Business Process Improvement initiative.
- Continuing to strengthen internal controls especially around accounting and financial reporting, advisory service activities, and information technology expenditures.
- Enhancing the existing framework for economic capital, risk adjusted return on capital and asset allocation to allow for a forward-looking management of capital adequacy.
- Developing and/or implementing important risk management tools including enhanced risk rating systems for early risk identification and heightened portfolio supervision. These tools allow for greater decentralization and more accountability for pricing, performance measurement and portfolio management.


Strategic
Additionality
Devt Impact
Strategic Fit
Credit
Customer
Country
Counterparty
Sector
Product
Financial
Market
Liquidity
Funding
Environmental and Social
Operational
People
Systems
Processes
External Events
Legal
Reputational

IFC has been experiencing strong growth in all its businesses and is focused on implementing its strategic objective of becoming a client-driven organization, providing global knowledge and local expertise with decentralized decision- making. In parallel, IFC has stepped up its efforts to maintain asset quality, enhance the independence of its risk management function, and reaffirm the enterprise-wide nature of its mandate.

In line with IFC's decentralization strategy, there is an increased shift of risk functions to key field offices and a mapping of Washington, DC-based risk specialists to regions. During FY10, IFC increased risk management staffing and placed credit risk and special operations officers and other risk disciplines in the Hong Kong, Istanbul and Johannesburg regional hubs in order to improve the timeliness and quality of the risk decisions process. At the same time, risk standards and controls are continuing to be centrally managed.

During FY10, IFC increased its focus on proactive portfolio management by continuing to reach out to clients to help them assess their vulnerabilities in light of the global economic crisis. Throughout the year, a number of stress tests were performed to review risks in IFC's investment portfolio.

The comprehensiveness of the risk process at IFC necessitates reviews of economic and social risks, corporate governance standards, and integrity risk of clients, in addition to the more traditional credit quality and operational concerns.

IFC's risk management framework has allowed the Corporation to respond quickly and effectively to the global economic crisis.

In FY10, the Integrated Risk Management Department prepared an integrated risk management framework report for the Board to provide an integrated and holistic picture of risk management activities within IFC and is working towards aligning this report with the annual integrated risk monitoring report prepared by IBRD starting in FY11.

STRATEGIC AND REPUTATIONAL RISK

IFC defines strategic risk as the potential reputation, financial, and other consequences of a failure to achieve its strategic mission and, in particular, its sustainable development mandate.

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting IFC's mission and guidelines for its investment operations, advisory services, and treasury activities. The strategy is developed with Senior Management by the Corporate Strategy Department, and is approved by the Board of Directors. The Independent Evaluation Group conducts ex post evaluations of the implementation of IFC's strategy on an ongoing basis.

IFC's commitment to quality enterprise risk management, particularly on the environment and social front, continues to gain acceptance with our strategic partners, as the "Equator Principles" announced in FY05 have now become an established standard for financial institutions engaged in finance in the emerging markets. Responsibility for managing these economic and social risk principles, both internally and in liaison with other financial institutions rests with the Environment and Social Development Department.

In addition, IFC addresses corporate governance risks by assessing its clients' commitment to, and implementation of, good corporate governance regimes as part of the investment process. IFC is focused on ensuring that the evolving principles of corporate governance are accepted and practiced by our clients, and great emphasis is placed on leading in the development of these standards in this area. The Development Financial Institution (DFI) Statement on corporate governance of FY09 has led to an effort to develop a common set of tools, based on IFC's corporate governance methodology, for assessing corporate governance for adoption by DFIs. Responsibility for managing corporate governance (both internally and within the operations of our clients' operations) rests with the Corporate Governance unit of the Department of Corporate Advice.

More broadly, the responsibility for management of the integrity and reputational risks associated with the selection of clients and partners rests with the operational departments. Support and knowledge sharing are provided by the Business Risk Department.

Communication activities related to reputational risk are managed by the Corporate Relations Department, which provides advice on strategic and crisis communications to mitigate and manage the potential and actual reputation risk both at the corporate and the project level throughout the investment cycle.

Given the nature and scope of products and services that IFC provides its clients in furtherance of its development mandate, operational or business conflicts of interest can arise in the normal course of its activities. IFC recognizes that adverse reputational, client-relationship and other implications can arise if such conflicts are not properly managed. In order to properly manage operational or business conflicts, IFC has implemented processes directed at (i) the identification of such conflicts as and when they arise (ii) the application of mitigation measures specifically tailored to the circumstances pertaining to the identified conflicts.

The key guiding principles and policies established as part of the framework for managing strategic risk are as follows:

Guiding Principles for IFC's Operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

IFC Sanctions Procedures

In FY07, IFC established a set of procedures to sanction parties involved in IFC projects committing corrupt, fraudulent, collusive, coercive or obstructive practices. In April 2010 the World Bank Group concluded an agreement with other multilateral development banks (MDBs) whereby entities debarred by one MDB may be sanctioned for the same misconduct by the other participating development banks. The enhanced emphasis on combating fraud and corruption does not change the high expectations IFC has always held for its staff, clients and projects, including due diligence and commitment to good corporate governance.

FY10 STRATEGIC RISK HIGHLIGHTS

IFC's Environmental and Social Policies have become widely recognized as best practice with 10 further international commercial banks adopting them in the form of the Equator Principles. To date and as of August 5, 2010, 68 leading international financial institutions have adopted these principles, including 17 from emerging markets.

IFC defines environment and social risk as the risk that IFC's sustainability policy and performance standards are not achieving their objectives.

IFC integrates environment and social risk management throughout its investment cycle and helps companies (primarily in IFC's loan and equity portfolios, but also in advisory services) proactively identify, avoid and address risks in the following key ways:

- Environment and social due diligence (including risk analysis)
- Project-specific advice to meet IFC environmental and social standards.
- Project-specific business risk management services.
- Guidance and training for commercial banks, private equity funds and other financial intermediaries.
- Annual monitoring and continuous improvement of environmental, social and business performance.
- Assurance to shareholders and stakeholders.

IFC's Environment and Social Department develops environmental and social standards and assesses risk for all projects and for IFC as a whole in addition to maintaining a quantitative and qualitative methodology of risk rating IFC's investment portfolio through the Environmental and Social Risk Rating score. In 2006, IFC introduced an internal Environment and Social Management System, to ensure that IFC's Performance Standards and Disclosure Policy are applied correctly and systematically by IFC in every investment project, with quality in implementation and a focus on the outcome that the clients must achieve.

In light of the financial crisis, IFC has increased environmental and social supervision visits and interactions with clients based upon portfolio stress testing. IFC's Performance Standards are a global good adopted by other commercial banks through the Equator Principles. IFC periodically updates its Sustainability Policy and Performance Standards to ensure IFC continues to play a leadership role in setting global environmental and social practice and to ensure the Performance Standards remain consistent with the evolving sustainability agenda.

CREDIT RISK

IFC defines credit risk as the potential reduction in value of on- and off-balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of IFC's operations: (i) investment operations, where IFC provides loans, invests in debt securities and equity investments, provides guarantees and acts as a derivatives counterparty for clients in its developing member countries; and (ii) treasury, where credit risk is incurred with counterparties in IFC's liquid asset, borrowing and asset-liability management. As part of its mandate, IFC is prohibited from accepting sovereign government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

Until June 30, 2008, IFC's Risk Management and Financial Policy Department had oversight responsibility for overall financial risk management and, in addition, monitored and controlled credit risk arising in IFC's treasury activities. Effective July 1, 2008, this responsibility was assumed by a combination of the Integrated Risk Management and Credit Review Departments. The Credit Review Department plays a key role with respect to IFC's credit risk exposures to clients in developing countries. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's investment portfolio is monitored according to supervision principles and procedures defined in the Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Loss Provisioning Division of the Accounting and Financial Operations Department and by the Credit Review Department.

IFC's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual review and approval by the Corporate Risk Committee.

Credit risk across IFC's investment portfolio is monitored and managed by the Corporate Portfolio Management Department through the review of equity valuations, proactive identification of emerging risks and portfolio stress testing in focus sub-portfolios.

For jeopardy investments, the Department of Special Operations provides rapid response and focused attention on portfolio projects that require more sophisticated workout and restructuring. Early involvement is the key to recovery when projects get into difficulty. To help enable early involvement, seasoned professionals from Special Operations Department are part of the regional crisis response teams looking at potential issues with IFC's investments. IFC instituted objective criteria for the Department of Special Operations involvement in troubled projects three years ago and in FY10, strengthened that criterion to ensure earlier intervention given the ongoing effects of the financial crisis.

The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk based economic capital for capital adequacy, capital allocation and internal risk management purposes as well as for setting general loan loss reserves and limits.

While top-down economic capital measures are well integrated into IFC's risk management framework, IFC Management recognizes the need to enhance the Corporation's use of economic capital in making investment-level decisions. To this end, several enhancements were made to IFC's economic capital framework during FY10. These enhancements include the introduction of additional risk differentiation into the required economic capital ratios; translation of country limits from the existing notional

exposure limits into economic capital-based limits; and a process for allocating capital by department being developed for implementation in FY11.

Treasury counterparty credit risk is managed by the Integrated Risk Management Department to mitigate potential losses from the failure of a trading counterparty to fulfill its contractual obligations. General counterparty eligibility criteria are set by IFC's Board-approved Asset-Liability Management and Derivative Products Authorization and Liquid Asset Management General Investment Authorization. IFC Counterparties are subject to conservative eligibility criteria and are currently restricted to banks and financial institutions with high quality credit ratings by leading international credit rating agencies.

The eligibility criteria and limits of Treasury counterparties are stipulated by Liquid Asset Investment Guidelines and Treasury Counterparty Credit Limits Guidelines, both of which are approved by the Corporate Risk Committee.

Specifically, IFC has adopted the following key financial policies and guidelines:

Investment Operations

1. IFC does not normally finance for its own account more than 25% of a project's cost.
2. Total exposure to a single obligor may not exceed an economic capital limit of $75 million (economic capital required is dependent upon the product mix, as different products have different risks and therefore require different levels of capital support) and a nominal limit of $300 million based on disbursed/ outstanding exposures.
3. Total exposure to an economic group of obligors may not exceed an economic capital limit of $200 million and a nominal limit of $800 million based on disbursed outstanding exposures.

Portfolio Management

1. The maximum economic capital exposure in a country cannot exceed 7% of IFC's total resources available (total resources available is defined as the sum of (i) paid-in-capital (ii) retained earnings net of designations and certain unrealized gains/ losses; and (iii) total loan loss reserves and economic capital exposure is calculated as a percentage of exposures at risk (100% of outstanding + 75% of undisbursed portfolio, based on required economic capital ratios determined by product).
2. Economic capital exposure limits ranging from 3% to 7% of total resources available are set for each country, based on the size of its economy and risk rating.
3. IFC lender of record exposure in a country (outstanding) may not exceed 10% of a country's total long-term external debt for Heavily Indebted Poor Countries and 5% for all other countries. Exceptions for countries with low levels of external debt may be made by the Corporate Risk Committee. Lower trigger levels are set for certain countries.
4. IFC's total exposure (outstanding net of specific reserves on loans) to a single risk sector (i.e., business sectors that are heavily influenced by a single, identifiable, world price index) may not exceed 12% of net worth plus general reserves on loans. Lower review trigger levels are set for single sectors, and individually for the finance and insurance sector, based on IFC's net worth plus general reserves on loans and the country exposure level.
5. IFC's committed exposure in guarantees that are subrogated in local currency is limited to $300 million for currencies for which there are no adequate currency and interest rate risk hedging instruments as determined by IFC's Treasury Department at the time of commitment. There is a sublimit of $100 million for an individual currency under this limit.

Treasury Operations

1. Counterparties are subject to conservative eligibility criteria. For derivative instruments IFC's counterparties are currently restricted to banks and financial institutions with a high quality credit rating (with a mark-to-market agreement) by leading international credit rating agencies.
2. Exposures to individual counterparties are subject to concentration limits. For derivatives, exposure is measured in terms of replacement cost for measuring total potential exposure. Institution-specific limits are updated at least quarterly based on changes in the total size of IFC derivatives portfolio or as needed according to changes in counterparty's fundamental situation or credit status.
3. To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates. IFC also requires that low quality counterparties should not have more than 30% of total net-of-collateral exposures.
4. Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.
5. For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's position in each contract.

FY10 CREDIT RISK HIGHLIGHTS

The global credit cycle rebounded to positive in FY10 fueled by accommodative fiscal policy and high levels of liquidity, characterized by low spreads and low yields. In contrast, FY08 and FY09 have been characterized by significant volatility in credit markets. The quality of IFC's investment portfolio, as measured by the aggregate risk rating improved as recovery took root in emerging markets.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio[4], a key indicator of loan portfolio performance, increased to 4.8% at June 30, 2010 (2.7% at June 30, 2009). The principal amount outstanding on nonaccrual loans totaled $877 million at June 30, 2010, an increase of $420 million (92%) from the June 30, 2009, level of $457 million.

4 Excluding "loan-like" debt securities.

Total reserves against losses on loans at June 30, 2010, increased to $1,349 million ($1,238 million at June 30, 2009), driven by an increase in specific loan loss reserves of $132 million. General loan loss reserves decreased by $21 million during FY10, due to improved credit risk ratings on unimpaired loans. Total reserves against losses on loans are equivalent to 7.4% of the disbursed loan portfolio, unchanged from June 30, 2009.

The five-year trend of nonaccruing loans is presented below:

Nonaccruing Loans


$ millions 0 200 400 600 800 1,000
2006*
2007*
2008
2009
2010
Percentage 0 1 2 3 4 5 6
$ millions
Percentage of disbursed loans

IFC operates under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. The allowance at June 30, 2010, was $24 million ($14 million at June 30, 2009), based on the year-end portfolio, and is included in payables and other liabilities on IFC's consolidated balance sheet. The increase in allowance for the year, $10 million for FY10 ($3 million decrease for FY09), is included in the (provision) release of provision for losses on loans and guarantees in the consolidated income statement.

During FY10, IFC suffered no losses (FY09 – $3 million) due to rehedging costs related to terminating existing swap exposures.

In accordance with IFC's key financial policies and guidelines noted above, IFC holds collateral in the amount of $1,476 million at June 30, 2010 ($1,139 million – June 30, 2009).

FINANCIAL RISK

IFC defines financial risk in three components: (a) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise (liquidity risk); (b) the potential inability to access funding at reasonable cost (funding risk); and (c) a deterioration in values of financial instruments or positions due to changes in market variables such as interest and exchange rates and the volatility thereof (market risk).

KEY FINANCIAL POLICIES AND GUIDELINES

IFC operates under a number of key financial policies and guidelines as detailed below, which have been approved by its Board of Directors:

1. Disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth.
2. Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC's estimated net cash requirements for the next three years.
3. Matched-funding policy: Loans are funded with liabilities having the same characteristics in terms of interest rate basis and currency and, for fixed rate loans, duration except for Board-approved new products involving asset-liability mismatches. IFC maintains a minimum level of liquidity, consisting of proceeds from external funding, that covers at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.
4. IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with the maintenance of a AAA rating.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from IBRD, IFC's leverage, as measured by the ratio of IFC's outstanding debt (borrowings plus outstanding guarantees) to IFC's net worth (using subscribed capital), may not exceed 4.0 to 1.

The impact of the global financial crisis, though subsiding in some regions, continues to be severe for many vulnerable countries. IFC has taken great strides in addressing the needs of the private sector in emerging markets, while proactively managing its own capital position and financial risk. The overall financial risk for IFC is defined by the adequacy of its financial resources to meet potential future financial needs. The Corporation's future financial strength is dependent on many factors including: the economic environment; equity returns; future designations; and the rate of growth and capital usage for IFC's portfolio.

LIQUIDITY RISK

The primary instruments for maintaining sufficient liquidity are IFC's liquid asset portfolios, including the P6 portfolio and, beginning in FY10, the P7 portfolio:

- P0, which is generally invested in short-dated deposits, money market funds, fixed certificates of deposits, one-month floater securities and repos, reflecting its use for short-term funding requirements.
- P1 and P2, which are generally invested in: (a) high quality foreign sovereign, sovereign-guaranteed and supranational fixed income instruments; (b) US Treasury or agency instruments; (c) high quality ABS rated by at least two rating agencies and/or other high quality notes issued by corporations; (d) MBS; (e) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (f) cash deposits and repos.

- P3, which is an outsourced portion of the P1 portfolio (managed by external managers).
- P4, which is an outsourced portion of the P2 portfolio (managed by external managers).
- P6, which is invested in short-term local currency money market instruments and local government securities.
- P7, which consists of after-swap proceeds from variable-rate borrowings denominated and invested in Euros.

FY10 LIQUIDITY RISK HIGHLIGHTS

On June 30, 2010, IFC's liquidity level stood at $21.0 billion ($17.9 billion on June 30, 2009). Current levels of liquid assets also represented 190% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products (163% on June 30, 2009).

FUNDING RISK

IFC's primary objective with respect to managing funding risk is, through the adoption of the key financial policies described above, to maintain its triple-A credit ratings and, thereby, maintain access to market funding as needed at the lowest possible cost.

The risk of higher funding costs is also reduced by IFC's annual funding targets, the US$ billion-dollar benchmark bonds, and the Discount Note Program. Accessing the capital markets for financing establishes investor confidence, liquidity, price transparency, and a diversified investor base, all of which help to reduce financing cost. IFC's Discount Note Program was launched in June 2009 to provide swift access to funded liquidity, to complement traditional funding sources, and to provide a natural funding source for GTFP.

FY10 FUNDING RISK HIGHLIGHTS

During FY10, IFC raised $8.8 billion, net of derivatives ($9.1 billion in FY09 and $6.2 billion in FY08). The outstanding balance under the Discount Note Program at June 30, 2010 was $1.4 billion. Funding costs compared to US$ LIBOR for IFC increased significantly during FY09 as credit spreads for IFC widened. During FY10, credit spreads for IFC narrowed somewhat but remained wider than those generally experienced by IFC in FY09 and prior.

MARKET RISK

IFC's exposure to market risk is minimized by adopting the matched-funding policy noted above and by using derivative instruments to convert assets and liabilities into floating rate US dollar assets and liabilities with similar duration.

INVESTMENT OPERATIONS

Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

LIQUID ASSET PORTFOLIOS

The P0, P1 and P3 portfolios are managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. IFC also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 and P4 portfolios, which are managed to Barclay's 1-3 year US Treasury Index benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this un-invested capital (Paid-in capital and retained earnings). P4 represents an outsourced portion of the P2 portfolio. In addition, the P1 and P3 portfolios contain a degree of market risk (e.g., spread risk).

The P6 portfolio consists of foreign currency proceeds raised locally through swaps and other funding instruments to provide more flexible local currency loan products to clients.

The P7 portfolio is managed to six equal-weighted EURIBID deposits maturing at the next six monthly reset dates of outstanding liabilities, rebalanced at each calendar month-end.

BORROWING ACTIVITIES

Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a reference interest rate, or one or more foreign exchange rates.

Market risk associated with fixed rate obligations and structured instruments entered into as part of IFC's funding program is generally mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched-funding policy.

ASSET-LIABILITY MANAGEMENT

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, IFC can be exposed to residual market risk in its overall asset and liability

management of the funded balance sheet. This residual market risk is monitored by the Asset-Liability Management group within the Treasury and Integrated Risk Management Departments.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent.

Residual interest rate risk may arise from two main sources:

- Assets that are fully match-funded at inception, which can become mismatched over time due to write-downs, prepayments, or rescheduling; and
- Differing interest rate reset dates on assets and liabilities.

This residual risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with an action trigger of $50,000 for a one basis point parallel move in the yield curve.

FY10 MARKET RISK HIGHLIGHTS

Total liquid asset returns (comprising interest, realized and unrealized gains and losses, and foreign currency transaction (losses) gains) were $815 million in FY10 ($474 million in FY09 and $473 million in FY08), of which $393 million was attributable to the P0, P1 and P3 portfolios ($156 million in FY09 and $93 million in FY08), $422 million was attributable to the P2 and P4 portfolios ($318 million in FY09 and $345 million in FY08)[5]. The overall market environment in FY10 and the resulting impact on the performance of IFC's liquid assets portfolios are discussed in more detail in "Results of Operations".

Foreign currency transaction losses on non-trading activities for FY10 included in net income were $82 million ($10 million gains in FY09 and $39 million losses in FY08). Foreign currency transaction gains on investments in debt securities accounted for as available-for-sale for FY10 included in Other Comprehensive Income (OCI) were $53 million ($69 million losses in FY09 and $85 million gains in FY08).

OPERATIONAL RISK

Consistent with *"Internal Convergence of Capital Measurement and Capital Standards, A Revised Framework"* issued by the Basel Committee on Banking Supervision in June 2004, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

During FY10, the Corporate Risk Committee approved an Operational Risk Management (ORM) directive that establishes the approach and roles and responsibilities for ORM in the Corporation. Responsibility for the implementation of the directive and procedures for managing and monitoring operational risk rests with the Business Risk Department.

5 In addition, FY08 income from liquid assets included $35 million from the P6 potfolio. Beginning in FY09, income from the P6 portfolio ($27 million in FY10; $42 million in FY09) is reported in other income.

IFC's ORM approach is designed to ensure that operational risks are identified, assessed, and managed so as to minimize potential adverse impacts, thus enabling a determination, for each area (people, systems, processes and external events), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) mitigate through contingency planning; or (iii) transfer to third parties, whether by subcontracting, outsourcing, or insurance.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern.

IFC utilizes risk transfer, including insurance, at both the project and the institutional levels for mitigation of low frequency and high severity operational risks. At both levels, IFC identifies and evaluates risks, determines available contractual transfer and insurance options, implements the optimal structure, and tracks its effectiveness over time. IFC also insures its corporate assets and operations against catastrophic losses where commercially viable.

Other key components of IFC's operational risk management approach include:

- Operational risk assessment and measurement based on market practices and tools.
- Adoption of the COSO[6] control framework as the basis for its evaluation of the effectiveness of its internal controls over financial reporting.
- Ongoing independent review of the effectiveness of IFC's internal controls in selected key areas and functions performed by the Internal Audit Vice Presidency of the World Bank Group.
- Promoting data integrity in the Corporation based on its Data Management Policy, overseen by the Information Quality Group within the Accounting and Financial Operations department and through a network of Departmental Data Stewards.
- Ensuring that processes and controls are in place to manage the risks in new products and initiatives before they are executed, through a New Products/Initiatives Assessment Group with representation from key business and support functions.

FY10 OPERATIONAL RISK MANAGEMENT HIGHLIGHTS

IFC is continuing a multiyear effort to analyze and develop enhanced methodologies for identifying, measuring, monitoring and managing operational risk in its key activities. During FY10, IFC:

- Implemented a corporate-wide roll-out of its Risk and Control Self Assessment methodology.
- Developed and piloted other operational risk management methodologies and tools, including risk events tracking, root cause analysis and scenario analysis.
- Undertook studies of selected processes to analyze operational risks therein and formulate actions to improve operational risk management.
- Conducted events to promote and raise awareness of operational risk management, including inviting experts from external organizations to share experiences and market practices on operational risk-related topics.

6 COSO refers to the Internal Control – Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector in the United States during the late 1980s.

IFC also continues to focus on its preparedness to react to an emergency situation that could disrupt its normal operations.

During FY10 IFC:

- In collaboration with IBRD, successfully completed a change in roles of its data centers. The out-of-town, lower risk, facility shared with IBRD has become IFC's primary data center and the downtown, higher risk, facility now serves as the secondary data center. As part of this project IFC also implemented an "active-active" environment for virtually all critical corporate applications, increasing the resiliency of its systems.
- Developed business continuity plans for all departments based in Washington, and updated plans for country offices where needed.
- Conducted home-based working exercises in Washington departments and other key locations to test IFC's ability to maintain essential operations through remote access. These exercises proved to be excellent preparation for the winter storms in the Washington, DC area.
- Maintained Emergency Management Teams in all regions; conducted emergency simulation exercises, in cooperation with IBRD, in its Washington, DC offices and in the regional hub offices; and held emergency management workshops in the larger country offices in each region.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

In FY10, IFC continued its practice of conducting an annual assessment of its internal controls over external financial reporting based on the criteria for effective internal control described by the COSO framework. Between FY06 and FY09, management had not sought the attestation to its published assertion on internal controls previously provided by IFC's external auditors. In FY10, IFC's external auditors have provided an attestation report that management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered by this report, that had materially affected, or would be reasonably likely to materially affect IFC's internal control over external financial reporting. As of June 30, 2010 no such significant changes had occurred.

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IFC. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, management has concluded that these controls and procedures were effective as of June 30, 2010.

VI. Critical Accounting Policies

The Notes to IFC's FY10 consolidated financial statements contain a summary of IFC's significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be "critical" to the portrayal of IFC's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

These policies include:

(i) Determining the level of reserves against losses in the loan portfolio;

(ii) Determining the level and nature of impairment for equity investments and debt securities carried at fair value with changes in fair value being reported in OCI and for equity investments accounted for at cost less impairment (where impairment is determined with reference to fair value);

(iii) Determining the fair value of certain equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which are accounted for at fair value with changes in fair value being reported in net income and OCI; and

(iv) Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions.

Many of IFC's financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

RESERVE AGAINST LOSSES ON LOANS

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management's judgment about factors such as its assessment of the financial capacity of borrowers, geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board-approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC's capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Client Services segment of IFC (see Note T to the FY10 consolidated financial statements for further discussion of IFC's business segments).

EQUITY AND DEBT SECURITY IMPAIRMENT

IFC assesses all equity investments accounted for at fair value through OCI and all equity investments accounted for at cost less impairment for impairment each quarter. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. IFC generally presumes that all equity impairments are deemed to be other than temporary. Impairment losses on equity investments accounted for at cost less impairment are not reversed for subsequent recoveries in value of the equity investment until it is sold. Recoveries in value on equity investments accounted for at fair value through OCI that have been the subject of an other-than-temporary impairment write-down are reported in OCI until sold.

IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC's FY10 consolidated financial statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non-credit related loss is recognized in OCI.

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

IFC reports at fair value all of its derivative instruments, all of its liquid asset trading securities and certain borrowings, loans, equity investments and debt securities. In addition, certain features in various investment agreements contain embedded or standalone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC's FY10 consolidated financial statements.

Many of IFC's financial instruments accounted for at fair value have fair values that are based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty's financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and statement of OCI. The fair value computations affect both the Client Services and Treasury segments of IFC (see Note T to the FY10 consolidated financial statements for further discussion of IFC's business segments).

PENSION AND OTHER POSTRETIREMENT BENEFITS

IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, please refer to Note V to the FY10 consolidated financial statements.

VII. Results of Operations

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance.

The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels, and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Performance of the equity portfolio (principally realized capital gains, dividends, equity impairment write-downs and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and actual and forecasted levels of default.
Noninterest income and expense	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets.
Grants to IDA	Level of Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlie projected benefit obligations, including financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions.

The following paragraphs detail significant variances between FY10 and FY09, and FY09 and FY08, covering the periods included in IFC's FY10 consolidated financial statements. Certain amounts in FY09 and FY08 have been reclassified to conform to the current year's presentation. Where applicable, the following paragraphs reflect reclassified prior year comparative information. Such reclassifications had no effect on net income or total assets.

FY10 Versus FY09

IFC has reported income before net losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $2,285 million, $2,438 million higher than the loss before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $153 million in FY09.

The significant improvement in income before net losses on non-trading financial instruments and grants to IDA in FY10 when compared to FY09 was principally as a result of a generally improved operating environment for IFC's investment and liquid asset portfolios in FY10 as compared with that experienced in FY09. This resulted in: (i) lower impairment write-downs on equity investments; (ii) higher realized capital gains on equity sales and unrealized gains on equity investments accounted for at fair value in net income; (iii) lower provisions for losses on loans and guarantees; (iv) higher income from liquid asset trading activities; and (v) lower charges on borrowings.

IFC reported net losses on non-trading financial instruments of $339 million in FY10 as compared with a net gain of $452 million in FY09, resulting in income before grants to IDA of $1,946 million in FY10, as compared to $299 million in FY09.

Grants to IDA totaled $200 million in FY10, as compared to $450 million in FY09. Accordingly, net income (in accordance with US GAAP) totaled $1,746 million in FY10, as compared with a net loss of $151 million in FY09.

A more detailed analysis of the components of IFC's net income follows.

INCOME FROM LOANS AND GUARANTEES

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY10 totaled $801 million, compared with $871 million in FY09, a decrease of $70 million.

The disbursed loan portfolio grew by $1,449 million, from $16,748 million at June 30, 2009 to $18,197 million at June 30, 2010. The overall interest rate environment was lower in FY10 than in FY09.

The weighted average contractual interest rate on loans at June 30, 2010 was 4.6%, versus 5.0% at June 30, 2009, reflecting the lower overall interest rate environment existing at June 30, 2010 as compared with June 30, 2009. These factors combined resulted in $203 million lower interest income than in FY09. Commitment and financial fees were $29 million higher than in FY09. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $3 million higher in FY10 as compared to FY09. Income from IFC's participation notes, over and above minimum contractual interest, was $3 million lower in FY10 than in FY09. Unrealized gains on loans accounted for at fair value were $104 million higher than in FY09.

INCOME FROM EQUITY INVESTMENTS

Income from the equity investment portfolio increased by $1,680 million from a loss of $42 million in FY09 to income of $1,638 million in FY10.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY10 of $1,290 million, as compared with $990 million for FY09, an increase of $300 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, expiration of lock ups.

Total realized gains on equity investments are concentrated – in FY10, 9 investments generated individual capital gains in excess of $20 million for a total of $867 million, or 67%, of the FY10 gains, compared to 9 investments that generated individual capital gains in excess of $20 million for a total of $723 million, or 73%, of the FY09 gains. A significant amount of gains ($885 million) were realized during the last three months of FY09, principally driven by the sale of one investment in the Oil, Gas and Mining sector that generated a gain of $592 million.

Dividend income totaled $285 million, as compared with $311 million in FY09. Consistent with FY09, a significant amount of IFC's dividend income in FY10 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $60 million in FY10, as compared with $56 million in FY09.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY10 totaled $240 million, as compared with losses of $299 million in FY09.

INCOME FROM DEBT SECURITIES

Income from debt securities increased to $108 million in FY10 from $71 million in FY09, an increase of $37 million. The majority of the increase was attributable to higher unrealized gains on debt securities accounted for at fair value and higher non-monetary gains on debt securities, resulting from conversions to equity investments, in FY10 when compared with FY09. Unrealized gains on debt securities accounted for at fair value were $23 million higher in FY10 as compared to FY09.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

The quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings was substantially unchanged during FY10. Non-performing loans as a percentage of the disbursed loan portfolio increased from 2.7% of the disbursed loan portfolio at June 30, 2009 to 4.8% of the disbursed loan portfolio at June 30, 2010. The increase in non-performing loans was largely due to two loans each with principal outstanding in excess of $100 million being placed in non-performing status during FY10. IFC recorded a provision for losses on loans and guarantees of $155 million in FY10 ($153 million in specific provisions, $8 million release in portfolio provisions, and $10 million provision in respect of guarantees) as compared to $438 million in FY09 ($109 million in specific provisions, $332 million in portfolio provisions, and $(3) million in respect of guarantees). On June 30, 2010, IFC's total reserves against losses on loans were 7.4% of the disbursed loan portfolio (7.4% at June 30, 2009).

Specific reserves against losses at June 30, 2010 of $432 million ($300 million at June 30, 2009) are held against impaired loans of $984 million ($552 million), a coverage ratio of 44% (55%).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $17.9 billion at June 30, 2009, to $21.0 billion at June 30, 2010.

Income from liquid asset trading activities totaled $815 million in FY10 ($474 million in FY09). In FY10, all liquid asset portfolios outperformed their respective benchmarks. In FY09, the P1, P2, P3 and P4 portfolios underperformed their respective benchmarks and the P0 portfolio outperformed its benchmark. The main cause of the underperformances when compared to benchmark in FY09 was the poor performance of the holdings of ABS and MBS.

In addition to interest income of $358 million, the portfolio of ABS and MBS showed fair value gains totaling $419 million in FY10. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $36 million of gains in FY10 and substantially all holdings in the liquid asset portfolio paid on schedule in FY10.

At June 30, 2010, trading securities with a fair value of $177 million are classified as Level 3 securities ($856 million on June 30, 2009).

The P1 portfolio generated a return[7] of $376 million in FY10, a return of 3.44%. In FY09, the P1 portfolio generated a return of $130 million, or 0.53%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $14 million in FY10, or 2.81%, $16 million higher than the $(2) million, or 0.65%, return in FY09.

The P2 and externally-managed P4 portfolios returned $404 million (7.28%) and $18 million (3.68%) in FY10, respectively, as compared to $293 million (5.87%) and $25 million (6.40%) in FY09.

IFC's P0 portfolio earned $3 million in FY10, a total return of 0.36%, as compared to $28 million (1.70%) in FY09.

7 Return percentages are reported gross of fees.

Charges on Borrowings

IFC's charges on borrowings decreased by $325 million, from $488 million in FY09 to $163 million in FY10, largely reflecting the lower US dollar interest rate environment, when comparing FY10 and FY09. During FY10, IFC bought back $0.9 billion of its market borrowings ($1.05 billion in FY09). Charges on borrowings of $163 million in FY10 ($488 million in FY09) are reported net of gains on buybacks of $62 million ($61 million in FY09).

The weighted average rate of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings issued under the Discount Note Program, fell during the year from 1.4% at June 30, 2009 to 0.5% at June 30, 2010. The size of the borrowings portfolio (excluding the short-term Discount Note Program), net of borrowing-related derivatives and before fair value adjustments, increased by $3.0 billion during FY10 from $25.8 billion at June 30, 2009, to $28.8 billion at June 30, 2010.

OTHER INCOME

Other income of $176 million for FY10 was $23 million higher than in FY09 ($153 million). Other income in FY10 includes income from the P6 local currency liquidity portfolio of $27 million ($42 million in FY09).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $82 million (14%) from $582 million in FY09 to $664 million in FY10. The increase in administrative expenses was largely due to increases in the following categories: (i) salary and related benefits; (ii) reinstatement of variable pay programs in FY10; and (iii) information technology and security. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($36 million in FY10, as compared with $31 million in FY09). IFC recorded an expense from pension and other postretirement benefit plans in FY10 of $69 million, as compared with $34 million in FY09.

EXPENDITURES FOR ADVISORY SERVICES

Expenditures for advisory services in FY10 totaled $101 million, $28 million or 22% lower than expenditures for advisory services of $129 million in FY09.

PERFORMANCE-BASED GRANTS AND IFC SME VENTURES FOR IDA COUNTRIES

Expenditures were $9 million in FY10 ($6 million in FY09).

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY10 consolidated financial statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of the Fair Value Option, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY10 and FY09 can be summarized as follows (US$ millions):

	FY10	FY09
Unrealized (losses) gains on market borrowings and associated derivatives, net	**$ (226)**	$ 381
Unrealized losses on derivatives associated with loans	**(98)**	(65)
Unrealized gains on derivatives associated with debt securities	**28**	25
Net (losses) gains on derivatives associated with equity investments	**(43)**	111
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (339)**	$ 452

The largest component of net gains and losses on other non-trading financial instruments in FY10 was on market borrowings and associated derivatives. Changes in fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

Prior to FY09, IFC's own credit spread had been relatively stable at sub-LIBOR rates – as such, there was no significant reported volatility associated with fair valuing IFC's market borrowings and associated derivatives. Beginning in the second quarter of FY09 and extending into the third quarter of FY09 as the global financial crisis worsened, IFC's own credit spreads, consistent with all supranationals and other triple-A rated institutions widened considerably but narrowed somewhat during the fourth quarter, although remaining LIBOR-plus at June 30, 2009. In FY10, as appetite for risk in international capital markets slowly recovered, reverted partially but credit spreads remained elevated relative to the levels that prevailed before FY09. As a result, IFC reported an unrealized loss for FY10 of $226 million, as compared to an unrealized gain of $381 million in FY09.

IFC reported a net loss on derivatives associated with equity investments (principally put options, stock options, conversion

features and warrants) of $43 million in FY10. As emerging markets equities decline, IFC's put options, stock warrants, and conversion features entered into in part as an exit strategy became more valuable, resulting in unrealized net gains, and vice-versa. Gains/Losses are highly concentrated, with five derivatives accounting for $56 million of gains and five derivatives accounting for $84 million of losses in FY10 (five derivatives accounting for $105 million of gains and five derivatives accounting for $55 million of losses in FY09).

GRANTS TO IDA

During FY10, IFC recorded a grant to IDA of $200 million, as compared with $450 million in FY09.

OTHER COMPREHENSIVE INCOME

Unrealized Gains and Losses on Equity Investments and Debt Securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

	FY10	FY09
Net unrealized gains and losses on equity investments arising during the year:		
Unrealized gains	$ 1,117	$ 180
Unrealized losses	(198)	(1,294)
Reclassification adjustment for realized gains and impairment write-downs included in net income	(313)	(357)
Net unrealized gains (losses) on equity investments	$ 606	$ (1,471)
Net unrealized gains and losses on debt securities arising during the year		
Unrealized gains	$ 181	$ 57
Unrealized losses	(61)	(294)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income	(43)	63
Net unrealized gains (losses) on debt securities	$ 77	$ (174)
Total unrealized gains (losses) on equity investments and debt securities	**$ 683**	**$ (1,645)**

UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year. During FY10, IFC experienced a decrease in the current value adjustment for unrecognized net periodic pension cost of $192 million, primarily reflecting a lower increase in the fair value of plan assets as compared to the increase in the projected benefit obligation.

FY09 VERSUS FY08

IFC has reported a loss before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $153 million, $2,091 million lower than income before net gains and losses on other non-trading financial instruments accounted for at fair value of $1,938 million in FY08. Income before grants to IDA totaled $299 million in FY09, as compared with $2,047 million in FY08. Grants to IDA were $450 million in FY09 as compared to $500 million in FY08, resulting in an overall net loss (in accordance with US GAAP) of $151 million in FY09 as compared to net income of $1,547 million in FY08.

FY09 results were significantly negatively impacted by the global financial crisis, which resulted in significantly higher impairment write-downs on equity investments and higher provisions for losses on loans, both specific provisions and portfolio provisions . Income from liquid asset trading activities was substantially unchanged between FY08 and FY09 with a significant improvement in performance occurring in the latter months of FY09 relating to IFC's holdings of ABS and MBS. Net income in FY09 benefited by significant unrealized gains on IFC's swapped market borrowings accounted for at fair value as credit spreads for IFC widened considerably, particularly in the first nine months of FY09. As credit spreads began to narrow in the fourth quarter of FY09, there was a partial reversal of unrealized gains recorded in the first nine months of FY09.

A more detailed analysis of the components of IFC's net income follows.

INCOME FROM LOANS AND GUARANTEES

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY09 totaled $871 million, compared with $1,065 million in FY08, a decrease of $194 million.

The disbursed loan portfolio grew by $1,412 million, from $15,336 million at June 30, 2008 to $16,748 million at June 30, 2009. However, the interest rate environment was lower in FY09 than in FY08. The weighted average contractual interest rate on loans at June 30, 2009 was 5.0%, versus 6.6% at June 30, 2008. These factors combined resulted in $135 million lower income than in FY08. Commitment and financial fees were $14 million lower than in FY08. Recoveries of interest on loans being removed from nonaccrual status, net of reversals of income on loans being placed in nonaccrual status, were $2 million higher in FY09 as compared to FY08. Income from IFC's participation notes, over and above

minimum contractual interest, was $3 million lower in FY09 than in FY08. Unrealized losses on loans accounted for at fair value were $44 million higher than in FY08.

INCOME FROM EQUITY INVESTMENTS

Income from the equity investment portfolio decreased by $1,730 million from income of $1,688 million in FY08 to a loss of $42 million in FY09.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY09 of $990 million, as compared with $1,219 million for FY08, a decrease of $229 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, expiration of lock ups.

A significant portion of these gains ($381 million) were realized during the last three months of FY09 as IFC took advantage of the overall recovery in emerging markets during the fourth quarter of FY09.

Total realized gains on equity investments are concentrated – in FY09, 9 investments generated individual capital gains in excess of $20 million for a total of $723 million, or 73%, of the FY09 gains, compared to 15 investments that generated individual capital gains in excess of $20 million for a total of $863 million, or 62%, of the FY08 gains.

Dividend income totaled $311 million, as compared with $428 million in FY08. Consistent with FY08, a significant amount of IFC's dividend income in FY09 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $56 million in FY09, as compared with $59 million in FY08.

Unrealized losses on equity investments that are accounted for at fair value through net income in FY09 totaled $299 million, as compared with gains of $12 million in FY08. Consistent with overall trends in emerging markets, IFC reported unrealized losses in the first nine months of FY09 of $353 million and unrealized gains in the last three months of FY09 of $54 million.

INCOME FROM DEBT SECURITIES

Income from debt securities decreased to $71 million in FY09 from $163 million in FY08, a decrease of $92 million. The majority of the decrease was attributable to lower realized gains on sales of debt securities in FY09 when compared with FY08. Realized gains on debt securities were $96 million lower in FY09 as compared to FY08. There was one individually significant realized gain in FY08 that did not recur in FY09.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

As noted above, the quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings deteriorated during FY09 as a result of worsening economic conditions. Loan performance, however, remained solid with non-performing loans as a percentage of the disbursed loan portfolio increasing marginally from 2.4% of the disbursed loan portfolio at June 30, 2008 to 2.7% of the disbursed loan portfolio at June 30, 2009. As a result, IFC recorded a provision for losses on loans and guarantees of $438 million in FY09 ($109 million in specific provisions, $332 million in portfolio provisions, and $(3) million in respect of guarantees) as compared to $38 million in FY08 ($(34) million in specific provisions, $71 million of portfolio provisions and $1 million in respect of guarantees). On June 30, 2009, IFC's total reserves against losses on loans were 7.4% of the disbursed loan portfolio (5.5% at June 30, 2008).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $14.6 billion at June 30, 2008, to $17.9 billion at June 30, 2009.

Income from liquid asset trading activities totaled $474 million in FY09 ($473 million in FY08). In both FY09 and FY08, the P1, P2, P3 and P4 portfolios underperformed their respective benchmarks and the P0 portfolio outperformed its benchmark. As in FY08, the main cause of the underperformances when compared to benchmark in FY09 was the poor performance of the holdings of ABS and MBS.

Negative income on the ABS and MBS portfolio in FY09 was more than offset by positive income from the cash and treasury security portfolio. Increased risk aversion led to lower treasury yields and price appreciation on the treasury portfolio. In addition to interest income of $510 million, holdings of treasury securities showed $334 million of gains in FY09 and the portfolio of ABS and MBS suffered further mark-to-market declines in the first nine months of FY09 but rebounded during FY09 Q4 and after seven consecutive quarters of losses, the Corporation recorded gains of $177 million in the fourth quarter of FY09. Overall, fair value losses on ABS and MBS totaled $368 million in FY09. All holdings in the liquid asset portfolio paid on schedule in FY09. At June 30, 2009, trading securities with a fair value of $856 million are classified as Level 3 ($319 million on June 30, 2008).

The P1 portfolio generated a return of $130 million in FY09, a return of 0.53%. In FY08, the P1 portfolio generated a return of $(10) million, or (0.06)%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $(2) million in FY09, or 0.65%, $32 million lower than the $30 million, or 3.13%, return in FY08.

The P2 and externally-managed P4 portfolios returned $293 million (5.87%) and $25 million (6.40%) in FY09, respectively, as compared to $332 million (5.71%) and $13 million (2.90%) in FY08.

IFC's P0 portfolio earned $28 million in FY09, a total return of 1.70%, as compared to $73 million (4.44%) in FY08.

Income from IFC's P6 local currency liquidity portfolio totaled $42 million in FY09 ($35 million in FY08).

CHARGES ON BORROWINGS

IFC's charges on borrowings decreased by $294 million, from $782 million in FY08 to $488 million in FY09, largely reflecting the decreased US dollar interest rate environment, when comparing FY09 and FY08. During FY09, IFC bought back $1.05 billion of its market borrowings. Charges on borrowings of $488 million in FY09 ($782 million in FY08) are reported net of gains on buybacks of $61 million ($2 million in FY08). The weighted average cost of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, fell during the year from 2.8% at June 30, 2008 to 1.4% at June 30, 2009. The size of the borrowings portfolio, net of borrowing-related derivatives and before fair value adjustments, increased by $6.2 billion in FY09 from $19.6 billion at June 30, 2008, to $25.8 billion at June 30, 2008.

OTHER INCOME

Other income of $153 million for FY09 was $40 million higher than in FY08 ($113 million). Other income in FY09 includes income from the P6 local currency liquidity portfolio of $42 million, which, in FY08, was reported in income from liquid assets trading activities.

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $33 million (6%) from $549 million in FY08 to $582 million in FY09, principally reflecting the significant increase in business volumes anticipated at the beginning of FY09 and associated Board-approved administrative budget increases, which were offset in part by cost controls put in place by IFC as the global financial crisis worsened. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($31 million in FY09, as compared with $33 million in FY08). IFC recorded an expense from pension and other post-retirement benefit plans in FY09 of $34 million, as compared with $3 million in FY08.

EXPENDITURES FOR ADVISORY SERVICES

Expenditures for advisory services in FY09 totaled $129 million, $6 million or 5% higher than expenditures for advisory services of $123 million in FY08. The increase reflects the continued growth in demand for IFC's advisory services.

PERFORMANCE-BASED GRANTS AND IFC SME VENTURES FOR IDA COUNTRIES

Expenditures were $6 million in FY09 ($27 million in FY08).

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY09 consolidated financial statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of an election of fair value accounting, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY09 and FY08 can be summarized as follows (US$ millions):

	FY09	FY08
Unrealized gains on market borrowings and associated derivatives, net	$ 381	$ 17
Unrealized (losses) gains on derivatives associated with loans	(83)	8
Unrealized gains (losses) on derivatives associated with debt securities	1	(2)
Net gains on derivatives associated with equity investments	153	86
Net gains on other non-trading financial instruments accounted for at fair value	**$ 452**	$ 109

The largest component of net gains and losses on other financial instruments in FY09 was on market borrowings and associated derivatives. Changes in fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

Prior to FY09, IFC's own credit spread had been relatively stable at sub-LIBOR rates – as such, there was no significant reported volatility associated with fair valuing IFC's market borrowings and associated derivatives. Beginning in the second quarter of FY09 and extending into the third quarter of FY09 as the global financial crisis worsened, IFC's own credit spreads, consistent with all supranationals and other triple-A rated institutions widened considerably but narrowed somewhat during the fourth quarter, although remaining LIBOR-plus at June 30, 2009. As a result, IFC reported a credit to net income for FY09 of $381 million, as compared to $17 million in FY08.

IFC reported a net gain on derivatives associated with equity investments (principally put options, stock options, conversion features and warrants) of $153 million in FY09. As emerging markets equities declined in FY09, IFC's put options, stock warrants, and conversion features entered into in part as an exit strategy became more valuable, resulting in unrealized net gains. Such gains are highly concentrated, with five derivatives accounting for $105 million of gains and five derivatives accounting for $55 million of losses in FY09 (five derivatives accounting for $103 million, or 94%, of the gains in FY08).

GRANTS TO IDA

During FY09, IFC recorded a grant to IDA of $450 million, as compared with $500 million in FY08.

OTHER COMPREHENSIVE INCOME

Unrealized Gains and Losses on Equity Investments and Debt Securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

During the first nine months of FY09, IFC recorded a charge to OCI in the amount of $2,077 million relating to equity investments and debt securities as global emerging markets experienced significant declines. In the fourth quarter of FY09, as emerging markets rallied, IFC recorded a credit to OCI in the amount of $432 million, resulting in a full year charge to OCI in the amount of $1,645 million in respect of equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

		FY09		FY08
Net unrealized losses on equity investments arising during the year:				
Unrealized gains	$	**180**	$	694
Unrealized losses		**(1,294)**		(602)
Reclassification adjustment for realized gains and impairment write-downs included in net income		**(357)**		(570)
Net unrealized losses on equity investments	$	**(1,471)**	$	(478)
Net unrealized (losses) gains on debt securities arising during the year				
Unrealized gains	$	**57**	$	232
Unrealized losses		**(294)**		(106)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income		**63**		(104)
Net unrealized (losses) gains on debt securities	$	**(174)**	$	22
Total unrealized (losses) gains on equity investments and debt securities	$	**(1,645)**	$	456

Unrecognized Net Actuarial Gains and Losses and Unrecognized Prior Service Costs on Benefit Plans

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year. During FY09, IFC experienced a decrease in the current value adjustment for unrecognized net periodic pension cost of $346 million, primarily reflecting lower fair value of plan assets, with a lower relative decline in projected benefit obligation.

VIII. Governance

MANAGEMENT CHANGES

During FY10, the following changes occurred in the senior management of IFC:

Mr. Gavin E.R. Wilson was appointed CEO, IFC Asset Management Company LLC, effective July 1, 2009 and became a part of IFC's Management Team effective September 30, 2009.

Mr. Janamitra Devan was appointed Vice President, Financial and Private Sector Development, effective October 19, 2009.

Mr. Rashad Kaldany's title became Vice President, Asia, Eastern Europe, Middle East and North Africa, effective February 1, 2010.

Mr. Jyrki Koskelo's title became Vice President, Global Industries, effective February 1, 2010.

Mr. Thierry Tanoh's title became Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe, effective February 1, 2010.

Subsequent to June 30, 2010, the following changes are expected to occur, in the senior management of IFC:

Ms. Nina Shapiro has announced her intention to retire as Vice President, Finance and Treasurer, effective September 30, 2010.

Mr. Michel G. Maila has announced his intention to step down from his duties as Vice President, Risk Management, effective September 15, 2010.

GENERAL GOVERNANCE

IFC's decision-making structure is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President and CEO, other Officers and Staff. The Board of Governors is the highest decision-making authority. The Board of Governors has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, members of IFC's Board are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. The President is the only management member of the Board, serving as a non-voting member and as Chairman of the Board.

The Board has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Ethics Committee
- Committee on Governance and Administrative Matters

The Board and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board in discharging its responsibilities.

The Board of Directors is responsible for the conduct of the general operations of IFC. The Directors are also responsible for presenting to the Board of Governors, at the Annual meetings, an audit of accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

MEMBERSHIP

The Audit Committee consists of eight members of the Board. Membership on the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Directors.

KEY RESPONSIBILITIES

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor. The Audit Committee participates in oversight of the internal audit function and reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Audit Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies, which have a bearing on IFC's financial position and risk-bearing capacity. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval of the Board of Directors. The Audit Committee updated its terms of reference in July 2009.

EXECUTIVE SESSIONS

Under the Committee's Terms of Reference, members of the Committee may convene in executive session at any time, without management present. The Committee meets separately in executive session with the external and internal auditors.

ACCESS TO RESOURCES AND TO MANAGEMENT

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss relevant matters. Directors have complete access to management. The Audit Committee reviews and discusses with management topics contemplated in their Terms of Reference.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Staff members' ethical obligations to the institution are embodied in its core values and principles of staff employment. In support of this commitment, the institution has in place a code of conduct, entitled Living our Values (the Code). The Code applies to all staff worldwide and is available on IBRD's Web site, www.worldbank.org.

In addition to the Code, Staff and Administrative Manuals, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's business conduct framework.

IFC has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

The World Bank Group has both an Ethics HelpLine and a Fraud and Corruption hotlIne. A third-party service offers numerous methods of world wide communication. Other reporting channels include phone, email, anonymously, or through confidential submission through a website.

The World Bank Group's Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten operations or governance of the World Bank Group. Additionally, these rules offer protection from retaliation.

AUDITOR INDEPENDENCE

The appointment of the external auditor of IFC is governed by a set of Board-approved principles. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services;
- All audit-related services must be pre-approved on a case-by case basis by the Board, upon recommendation of the Audit Committee;
- Mandatory rebidding of the external audit contract every five years;

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.


IFC
International
Finance Corporation
World Bank Group

August 5, 2010

Management's Report Regarding Effectiveness of Internal Control over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and attestation of its internal control over financial reporting were valid and appropriate. The independent auditor's reports accompany the audited consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external consolidated financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2010. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US

GAAP, as of June 30, 2010. The independent audit firm that audited the consolidated financial statements has issued an attestation report on management's assertion on IFC's internal control over external financial reporting.

The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.



Robert B. Zoellick
President



Lars H. Thunell
Executive Vice President and CEO



Michel G. Maila
Vice President, Risk Management



Bernard Lauwers
Controller and Director



KPMG LLP
2001 M Street, NW
Washington, DC 20036

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have examined management's assertion, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that the International Finance Corporation (IFC) maintained effective internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO). IFC's management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*. Our responsibility is to express an opinion on management's assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



In our opinion, management's assertion that IFC maintained effective internal control over financial reporting as of June 30, 2010 is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying consolidated balance sheets of IFC as of June 30 2010 and 2009, including the consolidated statement of capital stock and voting power as of June 30, 2010, and the related consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for each of the years in the two-year period ended June 30, 2010, and our report dated August 5, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

August 5, 2010

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED BALANCE SHEETS

as of June 30, 2010 and June 30, 2009

(US$ millions)

	2010	2009
Assets		
Cash and due from banks	$ 528	$ 380
Time deposits	5,435	3,877
Trading securities - Notes C and R	23,428	20,243
Securities purchased under resale agreements	539	544
Investments - Notes B, D, E, F, R and U		
Loans ($450 - June 30, 2010 and $386 - June 30, 2009 at fair value) (net of reserves against losses of $1,349 - June 30, 2010 and $1,238 - June 30, 2009) - Notes D, E and R	16,660	15,328
Equity investments ($4,918 - June 30, 2010 and $3,243 - June 30, 2009 at fair value) - Notes B, D and R	7,469	5,344
Debt securities - Notes D, F and R	1,815	1,542
Total investments	25,944	22,214
Derivative assets - Notes Q and R	2,688	2,195
Receivables and other assets - Note J	2,513	2,030
Total assets	**$ 61,075**	**$ 51,483**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,393	$ 6,388
Borrowings outstanding - Notes K and R		
From market sources at amortized cost	1,851	399
From market sources at fair value	29,205	25,261
From International Bank for Reconstruction and Development at amortized cost	50	51
Total borrowings	31,106	25,711
Derivative liabilities - Notes Q and R	1,140	1,553
Payables and other liabilities - Note L	2,077	1,709
Total liabilities	42,716	35,361
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each - Note M Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note O	1,202	711
Retained earnings - Note O	14,788	13,042
Total capital	18,359	16,122
Total liabilities and capital	**$ 61,075**	**$ 51,483**

The notes to the consolidated financial statements are an integral part of these statements

CONSOLIDATED INCOME STATEMENTS

for each of the three years ended June 30, 2010

(US$ millions)

	2010	2009	2008
Income from investments			
Income from loans and guarantees - Note E	$ 801	$ 871	$ 1,065
Provision for losses on loans and guarantees - Note E	(155)	(438)	(38)
Income (loss) from equity investments - Note G	1,638	(42)	1,688
Income from debt securities - Note F	108	71	163
Income from investments	**2,392**	**462**	**2,878**
Income from liquid asset trading activities - Note C	815	474	473
Charges on borrowings - Note K	(163)	(488)	(782)
Income from investments and liquid asset trading activities, after charges on borrowings	**3,044**	**448**	**2,569**
Other income			
Service fees	70	39	58
Other – Notes B and N	106	114	55
Total other income	**176**	**153**	**113**
Other expenses			
Administrative expenses - Note W	(664)	(582)	(549)
Expense from pension and other postretirement benefit plans - Note V	(69)	(34)	(3)
Other – Note B	(10)	(13)	(3)
Total other expenses	**(743)**	**(629)**	**(555)**
Foreign currency transaction (losses) gains on non-trading activities	(82)	10	(39)
Expenditures for advisory services - Note O	(101)	(129)	(123)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries - Note O	(9)	(6)	(27)
Income (loss) before net (losses) gains on other non-trading financial instruments accounted for at fair value and grants to IDA	**2,285**	**(153)**	**1,938**
Net (losses) gains on other non-trading financial instruments accounted for at fair value - Note P	(339)	452	109
Income before grants to IDA	**1,946**	**299**	**2,047**
Grants to IDA - Note O	(200)	(450)	(500)
Net income (loss)	**$ 1,746**	**$ (151)**	**$ 1,547**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three years ended June 30, 2010

(US$ millions)

	2010	2009	2008
Net income (loss)	$ **1,746**	$ **(151)**	$ **1,547**
Other comprehensive income (loss)			
Net unrealized gains (losses) on debt securities arising during the year	120	(237)	126
Less: reclassification adjustment for realized gains included in net income	(14)	(6)	(81)
Less: reclassification adjustment for non-monetary exchanges included in net income	(32)	(2)	(23)
Less: reclassification adjustment for non credit-related portion of impairment write-downs which were recognized in net income	-	(34)	-
Add: reclassification adjustment for impairment write-downs included in net income	3	105	-
Net unrealized gains (losses) on debt securities	77	(174)	22
Net unrealized gains (losses) on equity investments arising during the year	919	(1,114)	92
Less: reclassification adjustment for realized gains included in net income	(390)	(810)	(570)
Add: reclassification adjustment for impairment write-downs included in net income	77	453	-
Net unrealized gains (losses) on equity investments	606	(1,471)	(478)
Unrecognized net actuarial gains (losses) and unrecognized prior service credits (costs) on benefit plans	(192)	(346)	(206)
Total other comprehensive income (loss)	**491**	**(1,991)**	**(662)**
Total comprehensive income (loss)	**$ 2,237**	**$ (2,142)**	**$ 885**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2010

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income - Note O	Capital stock [†]	Total capital
At July 1, 2007	**$ 11,039**	**$ 606**	**$ 11,645**	**$ 3,365**	**$ 2,365**	**$ 17,375**
Year ended June 30, 2008						
Net income	1,547		1,547			1,547
Other comprehensive loss				(662)		(662)
Expenditures against designated retained earnings - Note O	650	(650)	-			-
Designations of retained earnings - Note O	(870)	870	-			-
Payments received for capital stock subscribed			-		1	1
At June 30, 2008	**$ 12,366**	**$ 826**	**$ 13,192**	**$ 2,703**	**$ 2,366**	**$ 18,261**
Cumulative effect of adoption of FSP FAS 115-2 - Note O	1		1	(1)		-
At June 30, 2008 after cumulative effect adjustments	**$ 12,367**	**$ 826**	**$ 13,193**	**$ 2,702**	**$ 2,366**	**$ 18,261**
Year ended June 30, 2009						
Net loss	(151)		(151)			(151)
Other comprehensive loss				(1,991)		(1,991)
Expenditures against designated retained earnings - Note O	585	(585)	-			-
Designations of retained earnings - Note O	(550)	550	-			-
Payments received for capital stock subscribed			-		3	3
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**
Year ended June 30, 2010						
Net income	1,746		1,746			1,746
Other comprehensive income				491		491
Expenditures against designated retained earnings - Note O	310	(310)	-			-
At June 30, 2010	**$ 14,307**	**$ 481**	**$ 14,788**	**$ 1,202**	**$ 2,369**	**$ 18,359**

[†] Capital stock includes payments received on account of pending subscriptions.

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2010

(US$ millions)

	2010	2009	2008
Cash flows from investing activities			
Loan disbursements	$ (4,907)	$ (4,356)	$ (5,076)
Investments in equity securities	(1,617)	(1,153)	(1,622)
Investments in debt securities	(269)	(131)	(952)
Loan repayments	3,016	2,274	2,658
Equity redemptions	1	4	29
Debt securities repayments	92	31	15
Sales of loans	11	-	59
Sales of equity investments	1,633	1,382	1,590
Sales of debt securities	13	8	155
Net cash used in investing activities	(2,027)	(1,941)	(3,144)
Cash flows from financing activities			
Medium and long-term borrowings			
New issues	8,566	8,980	6,024
Retirement	(5,819)	(3,017)	(2,210)
Medium and long-term borrowings related derivatives, net	261	117	154
Short-term borrowings, net	1,404	-	-
Capital subscriptions	-	3	1
Net cash provided by financing activities	4,412	6,083	3,969
Cash flows from operating activities			
Net income (loss)	1,746	(151)	1,547
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Realized gains on debt securities and gains on non-monetary exchanges	(46)	(8)	(104)
Realized gains on equity investments and gains on non-monetary exchanges	(1,318)	(1,004)	(1,396)
Unrealized (gains) losses on loans accounted for at fair value under the Fair Value Option	(42)	62	18
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	(23)	-	-
Unrealized (gains) losses on equity investments accounted for at fair value under the Fair Value Option	(240)	299	(12)
Provision for losses on loans and guarantees	155	438	38
Impairment losses on debt securities	3	8	-
Equity investment impairment write-downs	203	1,058	140
Net discounts paid on retirement of borrowings	(7)	(17)	(5)
Net realized gains on extinguishment of borrowings	(62)	(61)	(2)
Foreign currency transaction losses (gains) on non-trading activities	82	(10)	39
Net losses (gains) on other non-trading financial instruments accounted for at fair value	339	(452)	(109)
Change in accrued income on loans, time deposits and securities	(37)	(21)	(38)
Change in payables and other liabilities	634	(3,210)	(1,742)
Change in receivables and other assets	(162)	2,705	1,129
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(2,085)	(8,156)	2,990
Net cash (used in) provided by operating activities	(860)	(8,520)	2,493
Change in cash and cash equivalents	1,525	(4,378)	3,318
Effect of exchange rate changes on cash and cash equivalents	181	(127)	83
Net change in cash and cash equivalents	1,706	(4,505)	3,401
Beginning cash and cash equivalents	4,257	8,762	5,361
Ending cash and cash equivalents	$ 5,963	$ 4,257	$ 8,762
Composition of cash and cash equivalents			
Cash and due from banks	$ 528	$ 380	$ 344
Time deposits	5,435	3,877	8,418
Total cash and cash equivalents	$ 5,963	$ 4,257	$ 8,762

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2010

(US$ millions)

	2010	2009	2008
Supplemental disclosure			
Change in ending balances resulting from currency exchange rate fluctuations:			
Loans outstanding	$ (267)	$ (535)	$ 421
Debt securities	59	(131)	85
Borrowings	(411)	414	(725)
Borrowing-related currency swaps	410	(391)	679
Loan and debt security-related currency swaps	128	702	(494)
Client risk management-related currency swaps	(1)	2	-
Charges on borrowings paid, net	$ 209	$ 527	$ 827
Non-cash item:			
Loan and debt securities conversion to equity, net	$ 172	$ 41	$ 109

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2010
(US$ thousands)

Members	Capital stock Amount paid	Capital stock Percent of total	Voting power Number of votes	Voting power Percent of total
Afghanistan	$ 111	*	361	0.01
Albania	1,302	0.05	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.59
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.97
Austria	19,741	0.83	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.38
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.22
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.04
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.43	81,592	3.38
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.49	11,960	0.50
China	24,500	1.03	24,750	1.02
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.78	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.11	121,265	5.02
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	1,380	0.06	1,630	0.07
Germany	128,908	5.44	129,158	5.35
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.43	81,592	3.38
Indonesia	28,539	1.20	28,789	1.19
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.43	81,592	3.38
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.96	141,424	5.86
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.67	16,196	0.67
Kosovo	1,454	0.06	1,704	0.07
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	2,150	0.09	2,400	0.10

Members	Capital stock Amount paid	Capital stock Percent of total	Voting power Number of votes	Voting power Percent of total
Lebanon	$ 135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Malta	1,615	0.07	1,865	0.08
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.16	27,839	1.15
Micronesia, Fed. States of	744	0.03	994	0.04
Moldova	1,192	0.05	1,442	0.06
Mongolia	144	0.01	394	0.02
Montenegro	1,035	0.04	1,285	0.05
Morocco	9,037	0.38	9,287	0.38
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.37	56,381	2.33
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.91	21,893	0.91
Norway	17,599	0.74	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.81
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Qatar	1,650	0.07	1,900	0.08
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.43	81,592	3.38
Rwanda	306	0.01	556	0.02
Samoa	35	*	285	0.01
Sao Tome and Principe	439	0.02	689	0.03
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.19
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.67	16,198	0.67
Spain	37,026	1.56	37,276	1.54
Sri Lanka	7,135	0.30	7,385	0.31
St. Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Sudan	111	*	361	0.01
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.13	27,126	1.12
Switzerland	41,580	1.75	41,830	1.73
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.46
Timor-Leste	777	0.03	1,027	0.04
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.61	14,795	0.61
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.40
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.11	121,265	5.02
United States	569,379	24.03	569,629	23.59
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.16	27,838	1.15
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2010	$ 2,369,396	100.00+	2,414,896	100.00+
Total June 30, 2009	$ 2,369,396	100.00+	2,414,896	100.00+

* Less than .005 percent.
\+ May differ from the sum of the individual percentages shown because of rounding.

The notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated financial statements include the financial statements of IFC, three subsidiaries, and three variable interest entities (VIEs) (see Notes B and U). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). On August 5, 2010, the Board of Directors of IFC (the Board) approved these consolidated financial statements for issue.

Consolidated financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) (formerly Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements)* and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option) (formerly SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities).* ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:
(i) direct investments in securities and other financial interests (e.g. loans) in which IFC has significant influence in investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Companies (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC 815's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

In addition, IFC has elected the Fair Value Option for certain hybrid instruments in the investment portfolio.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Upon the adoption of ASC 820, and pursuant to ASC 830, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 includes non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2010 and June 30, 2009. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the consolidated income statement.

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with ASC 815 if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320) (formerly SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*). As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the consolidated income statement on an accrual basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements. As of June 30, 2010, IFC had no outstanding obligations to return cash collateral under master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), (formerly FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*, which was amended in December 2003, by FASB Interpretation No. 46, (revised December 2003) *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*) defines certain variable interest entities (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments. Note U provides further details regarding IFC's variable interests in VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently adopted accounting standards – In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaced SFAS No. 141, *Business Combinations*, but retained its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ended June 30, 2010 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 141(R) is ASC Topic 805, *Business Combinations.*

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (which is the year ended June 30, 2010 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of SFAS No. 160 are included in ASC 810.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161, requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which was the three months ended March 31, 2009 for IFC. Effective July 1, 2009, the provisions of SFAS No. 161 are included in ASC 815.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FSP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-3 are included in ASC 820.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see third preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 was effective for annual or interim reporting periods ending after November 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 133-1 and FIN 45-4 are included in ASC 815.

In December 2008, FASB issued FSP FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*, now included in ASC 715-20, which requires additional disclosures about employer's plan assets of a defined benefit pension or other postretirement plan. This FSP is first applicable to IFC's consolidated financial statements for the year ended June 30, 2010 and has resulted in additional disclosures being made in Note V to IFC's consolidated financial statements.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and non-transferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those transferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 were effective for the first interim or fiscal reporting period ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 140-4 and FIN 46(R) are included in ASC Topic 860, *Transfers and Servicing.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, FSP EITF 99-20-1 is included in ASC 325, *Investments-Other*. Subtopic 40, *Beneficial Interests in Securitized Financial Assets.*

In June 2009, the FASB Issued SFAS No. 165, *Subsequent Events* (SFAS No. 165). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. It sets forth the period after the balance sheet date during which events or transactions must be evaluated for recognition or disclosure, the circumstances under which events or transactions occurring after balance date should be recognized in the financial statements, and the related disclosures that should be made. SFAS No. 165 was effective for interim and annual financial statements ending after June 15, 2009 (which was the year ended June 30, 2009 for IFC). The adoption of SFAS No. 165 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 165 is ASC Topic 855, *Subsequent Events.*

On April 9, 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in inactive markets and for distressed transactions. Under FSP FAS157-4, reporting entities are required to determine whether there has been a significant decrease in market activity for an asset or liability, in which case further analysis of transactions and quoted prices is needed to determine if significant adjustment is necessary to arrive at an estimate of fair value in accordance with SFAS No. 157. Reporting entities are also required to evaluate whether a transaction was orderly based on the weight of the evidence. If the transaction was orderly or the reporting entity does not have sufficient information to conclude whether the transaction was orderly, the reporting entity must consider that transaction price when estimating fair value - the amount of weight placed on that transaction price will depend on the facts and circumstance with less weight being placed on transactions where there is not sufficient information to conclude whether the transaction was orderly. If the transaction was not orderly, the reporting entity must place little, if any weight, on that transaction price. Regardless of the valuation techniques used, companies must include appropriate risk adjustments that reflect an orderly transaction between market participants under current market conditions. FSP FAS 157-4 also requires additional disclosures of the inputs and valuation techniques used to measure fair value and a discussion of any changes in those techniques. FSP FAS 157-4 was effective for the first interim or annual reporting period ending after June 15, 2009 (which was the three months ended June 30, 2009 for IFC) and must be prospectively applied. The adoption of FSP FAS 157-4 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-4 are included in ASC 820.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments,* (FSP FAS 115-2 and 124-2). FSP 115-2 and 124-2 modifies the indicator of other-than-temporary impairment (OTTI) for debt securities and incorporates factors currently included in other authoritative literature into the model for determining whether a debt security is other-than-temporarily impaired. Among other things, FSP FAS115-2 and 124-2 changes the amount of OTTI recognized in net income when there is a credit loss component to an impairment of a debt security which the reporting entity does not intend to sell and is not more likely than not to be required to sell prior to recovery of its amortized cost basis. In those situations the OTTI representing credit losses must be recognized in net income - the noncredit-related portion must be recognized in other comprehensive income. In addition, FSP FAS 115-2 and 124-2 requires disclosures regarding the types of debt and equity securities held, unrealized loss positions for which OTTI has not been recognized, the reasons that a portion of an OTTI was not recognized in net income and the methodology and significant inputs used to determine the portion of OTTI recognized in net income. FSP FAS 115-2 and 124-2 was effective for interim and annual reporting periods ending after June 15, 2009 (which was the three months ended June 30, 2009 for IFC) and must be applied to existing and new investments held as of the beginning of the interim period of adoption. IFC adopted FSP FAS 115-2 and 124-2 effective April 1, 2009. The adoption of FSP FAS 115-2 and 124-2 resulted in the reclassification of non-credit-related OTTI on debt securities to other comprehensive income of $34 million in the year ended June 30, 2009. Effective July 1, 2009, the provisions of FSP FAS 115-2 and 124-2 are included in ASC 320, Section 35, *Subsequent Measurement.*

On April 9, 2009, the FASB issued FSP 107-1 and APB 28-1, *Interim Disclosures About Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 requires disclosure about the fair value of financial instruments for interim reporting periods that were previously required only for annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim periods ending after June 15, 2009 (which was the three months ended September 30, 2009 for IFC). Effective July 1, 2009, the provisions of FSP FAS 107-1 and APB 28-1 are included in ASC 825.

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-01, [ASC] Topic 105, *Generally Accepted Accounting Standards amendments based on SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On July 1, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards. Following ASC 105, the FASB will not issue new standards in the form of SFASs, FINs, FSPs or EITF abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to update the Codification. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 (which was the three months ended September 30, 2009 for IFC). The Codification's content carries the same level of authority effectively superseding SFAS No. 162. ASC 105 did not have a material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2009, the FASB issued ASU No. 2009-05, *Measuring Liabilities at Fair value* (ASU 2009-05). ASU 2009-05 reaffirms that the fair value of a liability assumes the transfer of a liability to a market participant as of the measurement date; that is the liability is presumed to continue and is not settled with the counterparty. ASU 2009-05 emphasizes that a fair value measurement of a liability includes non-performance risk and that such risk does not change after transfer of the liability. ASU 2009-05 precludes the separate adjustment of the fair value measurement for the impact of a restriction on the transfer of a liability. ASU 2009-05 is effective for the first interim or annual reporting period beginning after its issuance (which was the three months ended December 31, 2009 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows.

In September 2009, the FASB issued ASU No. 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2009-12). ASU 2009-12 provides guidance on measuring the fair value of certain alternative investments and offers a practical expedient (net asset value) for measuring the fair value of investments in certain entities that calculate net asset value per share. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009 (which was the three months ended December 31, 2009 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06).* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December 31, 2009 (which is the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years (which will be the year ending June 30, 2012 and three months ending September 30, 2011 for IFC). IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (except for the requirements which will be effective for periods beginning after June 30, 2010) without a material impact on IFC's financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU No. 2010-02, *Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification* (ASU 2010-02) and ASU No. 2010-03, *Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures* (ASU 2010-03) .

ASU 2010-02 affects entities that experience a decrease in ownership in a subsidiary or that exchange a group of assets that constitutes a business for an equity interest in another entity and clarifies that the scope of the decrease in ownership provisions of Subtopic 810-10. ASU 2010-02 is affective beginning in the period that an entity adopts SFAS No. 160 (which is the year ended June 30, 2010 for IFC). ASU 2010-02 did not have a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-03 affects entities that engage in oil- and gas-producing activities and, among other things, expands the definition of *oil- and gas-producing activities* to include the extraction of saleable hydrocarbons and other non-renewable natural resources that are intended to be upgraded into synthetic oil and gas, amends the definition of *proved oil and gas reserves* to indicate what prices must be used when estimating whether reserves are economical to produce and clarifies that an entity's equity method investments must be considered in determining whether it has significant oil- and gas- producing activities. ASU is effective for annual reporting periods ending on or after December 31, 2009 (which is the year ended June 30, 2010 for IFC). ASU 2010-03 did not have a material impact on IFC's financial position, results of operations or cash flows.

Accounting and financial reporting developments – In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor must account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 166. Once effective, SFAS No. 166 will be ASC Topic 860, *Transfers and Servicing.*

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 167. Once effective, the provisions of SFAS No. 167 will be included in the VIE Subsections of ASC 810.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force* (ASU 2009-13). ASU 2009-13 addresses the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue generation activities. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010 (which is the year ending June 30, 2011 for IFC). ASU 2009-13 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU No. 2009-17, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* (ASU 2010-09) and ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10), and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-09 adds the term "SEC filer" to the ASC Master Glossary; requires (1) SEC filers and (2) certain other entities to evaluate subsequent events through the date the financial statements are issued; requires all other entities to evaluate subsequent events through the date the financial statements are available to be issued; and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance and had no material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC). IFC is evaluating the provisions of ASU 2010-10.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 (formerly paragraph 14B of FAS No. 133) and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which is the three months ending September 30, 2010 for IFC). ASU 2010-11 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset* (ASU 2010-18), and in May, 2010, the FASB issued ASU No. 2010-19, *Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Currency exchange rates - An announcement made by the staff of the U.S. Securities and Exchange Commission* (ASU 2010-19).

ASU 2010-18 clarifies that modifications of loans that are accounted for within a pool under ASC Subtopic 310-30, *Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality* (Subtopic 310-30), do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring; that is the reporting entity must continue to consider whether the pool itself is impaired if the expected cash flows of the pool change. ASU 2010 is effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010 (which is the three months ending September 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In addition, during the year ended June 30, 2010, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third party capital. AMC is consolidated into IFC's financial statements. At June 30, 2010, IFC has provided $2 million of capital to AMC.

At June 30, 2010, AMC manages three Funds - IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); and IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund) (collectively, the AMC Funds).

The Equity Capitalization Fund

The purpose of the Equity Capitalization Fund is to make investments in eligible banks. IFC, as a limited partner, intends to invest $775 million in the Equity Capitalization Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Equity Capitalization Fund.

IFC is a limited partner of the Equity Capitalization Fund and accounts for this interest under the Fair Value Option. Until June 30, 2010, IFC Capitalization (Equity) Fund (GP), LLC, a wholly-owned subsidiary of IFC, was the general partner of the Equity Capitalization Fund. On June 30, 2010, IFC's general partnership interest in IFC Capitalization (Equity) Fund (GP), LLC was transferred to AMC.

At June 30, 2010, IFC has provided $128 million of capital to the Equity Capitalization Fund ($13 million - June 30, 2009).

The Sub-Debt Capitalization Fund

The purpose of the Sub-Debt Capitalization Fund is to make investments in eligible banks. IFC, as a limited partner, intends to invest $225 million in the Sub-Debt Capitalization Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Sub-Debt Capitalization Fund.

IFC is a limited partner of the Sub-Debt Capitalization Fund and accounts for this interest under the Fair Value Option. Until June 30, 2010, IFC Capitalization (Subordinated Debt) Fund (GP), LLC, a wholly-owned subsidiary of IFC, was the general partner of the Sub-Debt Capitalization Fund. On June 30, 2010, IFC's general partnership interest in IFC Capitalization (Subordinated Debt) Fund (GP) LLC was transferred to AMC.

At June 30, 2010, IFC has provided less than $0.5 million of capital to the Sub-Debt Capitalization Fund.

The ALAC Fund

The purpose of the ALAC Fund is to make investments in companies located in Sub-Saharan Africa, Latin America and the Caribbean. IFC intends to invest $180 million in the ALAC Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the ALAC Fund.

IFC Founder Partner LLC, a wholly owned subsidiary of IFC, is a limited partner of the ALAC Fund and accounts for this interest under the Fair Value Option. IFC African, Latin American and Caribbean Fund (GP) LLC (ALAC Fund GP), a wholly-owned subsidiary of AMC, is the general partner of the ALAC Fund. ALAC Fund GP is ultimately consolidated into IFC's consolidated financial statements.

At June 30, 2010, IFC has provided $3 million of capital to the ALAC Fund ($0 - June 30, 2009).

Impact of Consolidation

As a result of the consolidation of AMC, IFC Capitalization (Subordinated Debt) Fund (GP), LLC, IFC Capitalization (Equity) Fund (GP), LLC, and IFC African, Latin American and Caribbean Fund (GP), LLC, IFC's consolidated balance sheet at June 30, 2010 includes $6 million in receivables and other assets (less than $0.5 million - June 30, 2009), less than $0.5 million in equity investments ($0 - June 30, 2009) and less than $0.5 million in payables and other liabilities ($0 - June 30, 2009). Other income in IFC's consolidated income statement includes $7 million during the year ended June 30, 2010 (less than $0.5 million - year ended June 30, 2009 and $0 - year ended June 30, 2008) and other expenses includes $2 million during the year ended June 30, 2010 ($0 - years ended June 30, 2009 and 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO

The composition of IFC's liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2010	June 30, 2009
Assets		
Cash and due from banks	$ 74	$ 11
Time deposits	5,060	3,429
Trading securities	23,428	20,243
Securities purchased under resale agreements	539	544
Receivables and other assets:		
Receivables from unsettled security trades	1,075	604
Accrued interest income on time deposits and securities	130	108
Accrued income on derivative instruments	9	9
Derivative assets	153	105
Total assets	**30,468**	**25,053**
Liabilities		
Payables and other liabilities:		
Payables for unsettled security trades	857	619
Accrued charges on derivative instruments	36	25
Securities sold under repurchase agreements and payable for cash collateral received	8,393	6,388
Derivative liabilities	181	157
Total liabilities	**9,467**	**7,189**
Total net liquid asset portfolio	**$ 21,001**	**$ 17,864**

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 2.2% of the portfolio at June 30, 2010 (2.6% - June 30, 2009).

Trading securities

Trading securities comprises:

	Year ended June 30, 2010	At June 30, 2010	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 7,910	$ 8,207	2.4
Asset-backed securities	6,172	5,757	19.2
Corporate securities	8,097	9,008	2.6
Money market funds	1,077	456	1.0
Total trading securities	**$ 23,256**	**$ 23,428**	

	Year ended June 30, 2009	At June 30, 2009	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 6,231	$ 8,160	2.5
Asset-backed securities	4,886	4,964	19.6
Corporate securities	2,603	6,427	2.5
Money market funds	1,090	692	1.0
Total trading securities	**$ 14,810**	**$ 20,243**	

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

Trading securities at June 30, 2010 includes securities with a fair value of $1,009 million, which are rated less than triple-A by one or more Rating Agency ($872 million - June 30, 2009).

Income from liquid asset trading portfolio

Income from the liquid asset trading portfolio for the years ended June 30, 2010, June 30, 2009 and June 30, 2008 comprises (US$ millions):

	2010	2009	2008
Interest income	$ 358	$ 510	$ 662
Net gains (losses) on trading activities:			
Realized gains	127	334	80
Unrealized gains (losses)	328	(368)	(276)
Net gains (losses) on trading activities	455	(34)	(196)
Foreign currency transaction gains (losses)	2	(2)	7
Total income from liquid asset trading portfolio	**$ 815**	**$ 474**	**$ 473**

Net gains (losses) on trading activities comprises net gains on asset-backed and mortgage-backed securities of $419 million in the year ended June 30, 2010 ($368 million losses - year ended June 30, 2009; $474 million losses - year ended June 30, 2008) and net gains on other trading securities of $36 million in the year ended June 30, 2010 ($334 million gains - year ended June 30, 2009; $278 million gains - year ended June 30, 2008).

The annualized rate of return on the trading liquid asset portfolio, calculated as total income from liquid asset trading portfolio divided by fair value average daily balance, during the year ended June 30, 2010, was 3.5% (3.2% - year ended June 30, 2009; 3.5% - year ended June 30, 2008). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Collateral

The estimated fair value of securities held by IFC at June 30, 2010 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $1,476 million ($1,139 million - June 30, 2009).

Collateral given by IFC to a counterparty in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements and payable for cash collateral received.

NOTE D – INVESTMENTS

The carrying value of investments at June 30, 2010 and June 30, 2009 comprises (US$ millions):

	June 30, 2010	June 30, 2009
Loans		
Loans at amortized cost	$ 17,559	$ 16,180
Less: Reserve against losses on loans	(1,349)	(1,238)
Net loans	16,210	14,942
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $488 - June 30, 2010, $466 - June 30, 2009)	450	386
Total Loans	**16,660**	**15,328**
Equity investments		
Equity investments at cost less impairment	2,551	2,101
Equity investments accounted for at fair value as available-for-sale* (cost $1,450 - June 30, 2010, $963 - June 30, 2009)	3,012	1,927
Equity investments accounted for at fair value under the Fair Value Option (cost $1,391 - June 30, 2010, $1,041 - June 30, 2009)	1,906	1,316
Total equity investments	**7,469**	**5,344**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,490 - June 30, 2010, $1,500 - June 30, 2009)	1,609	1,542
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $183 - June 30, 2010, $0 - June 30, 2009)	206	-
Total debt securities	**1,815**	**1,542**
Total carrying value of investments	**$ 25,944**	**$ 22,214**

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at June 30, 2010 excludes $20 million ($12 million at June 30, 2009) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the investment portfolio by sector and by geographical region and a reconciliation of total disbursed portfolio to carrying value of investments is as follows (US$ millions):

Sector	June 30, 2010 Loans	June 30, 2010 Equity investments	June 30, 2010 Debt securities	June 30, 2010 Total	June 30, 2009 Loans	June 30, 2009 Equity investments	June 30, 2009 Debt securities	June 30, 2009 Total
Finance and insurance	$ 5,392	$ 2,452	$ 1,320	$ 9,164	$ 5,525	$ 1,871	$ 1,252	$ 8,648
Electric power	2,205	166	73	2,444	1,689	199	69	1,957
Oil, gas and mining	1,625	323	25	1,973	1,350	282	15	1,647
Transportation and warehousing	1,381	111	5	1,497	1,192	37	5	1,234
Collective investment vehicles	65	1,013	1	1,079	17	639	-	656
Information	841	106	62	1,009	722	71	57	850
Food and beverages	964	5	35	1,004	957	43	-	1,000
Nonmetallic mineral product manufacturing	881	79	2	962	885	94	3	982
Chemicals	759	126	15	900	761	152	13	926
Industrial and consumer products	660	160	55	875	527	93	22	642
Agriculture and forestry	670	161	11	842	642	140	11	793
Utilities	315	269	22	606	106	151	-	257
Wholesale and retail trade	511	62	5	578	485	60	5	550
Health care	235	212	79	526	207	112	65	384
Primary metals	480	40	-	520	520	3	-	523
Pulp and paper	412	85	-	497	437	49	-	486
Accommodation and tourism services	406	5	21	432	336	28	16	380
Construction and real estate	180	23	15	218	196	49	-	245
Textiles, apparel and leather	143	3	5	151	138	3	6	147
Education services	47	7	-	54	30	-	-	30
Other	25	23	21	69	26	27	6	59
Total disbursed portfolio	**$ 18,197**	**$ 5,431**	**$ 1,772**	**$ 25,400**	**$ 16,748**	**$ 4,103**	**$ 1,545**	**$ 22,396**

Geographical Region	June 30, 2010 Loans	June 30, 2010 Equity investments	June 30, 2010 Debt securities	June 30, 2010 Total	June 30, 2009 Loans	June 30, 2009 Equity investments	June 30, 2009 Debt securities	June 30, 2009 Total
Latin America and Caribbean	$ 4,839	$ 1,270	$ 866	$ 6,975	$ 4,598	$ 995	$ 736	$ 6,329
Europe and Central Asia	5,030	1,322	221	6,573	4,728	1,064	247	6,039
Asia	4,401	1,320	398	6,119	4,278	1,113	322	5,713
Middle East and North Africa	1,656	745	45	2,446	1,504	565	38	2,107
Sub-Saharan Africa	1,744	564	131	2,439	1,361	297	131	1,789
Other	527	210	111	848	279	69	71	419
Total disbursed portfolio	**$ 18,197**	**$ 5,431**	**$ 1,772**	**$ 25,400**	**$ 16,748**	**$ 4,103**	**$ 1,545**	**$ 22,396**

	June 30, 2010 Loans	June 30, 2010 Equity investments	June 30, 2010 Debt securities	June 30, 2010 Total	June 30, 2009 Loans	June 30, 2009 Equity investments	June 30, 2009 Debt securities	June 30, 2009 Total
Total disbursed portfolio	$ 18,197	$ 5,431	$ 1,772	$ 25,400	$ 16,748	$ 4,103	$ 1,545	$ 22,396
Reserves against losses on loans	(1,349)			(1,349)	(1,238)			(1,238)
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(38)			(38)	(80)			(80)
Unamortized deferred loan origination fees, net and other	(108)			(108)	(102)			(102)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	(42)	(53)	(7)	(102)		(8)	(6)	(14)
Unrealized gains on equity investments held by consolidated VIEs		14		14		10		10
Unrealized gains on equity investments accounted for at fair value as available-for-sale		1,562		1,562		964		964
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option		515		515		275		275
Unrealized gains on debt securities accounted for at fair value as available-for-sale			27	27			3	3
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option			23	23			-	-
Carrying value of investments	**$ 16,660**	**$ 7,469**	**$ 1,815**	**$ 25,944**	**$ 15,328**	**$ 5,344**	**$ 1,542**	**$ 22,214**

NOTE E – LOANS AND GUARANTEES

Loans

The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2010		June 30, 2009	
	Amount (US $ millions)	Average contractual rate (%)	Amount (US $ millions)	Average contractual rate (%)
US dollar	$ 13,409	3.9	$ 12,312	4.4
Euro	2,311	3.9	2,170	4.2
Russian ruble	362	11.6	314	11.4
Indian rupee	340	8.5	233	8.2
Chinese renminbi	294	5.2	291	5.2
Philippine pesos	247	8.6	242	8.4
Colombian pesos	207	10.4	214	11.2
Indonesian rupiah	194	11.2	250	11.7
South African rand	156	10.1	128	11.1
Brazilian real	135	10.1	102	12.7
Mexican peso	80	5.7	75	5.7
New Turkish lira	51	13.2	2	14.7
Other currencies:				
OECD currencies	180	4.6	201	5.7
Non-OECD currencies	231	7.6	214	8.2
Total disbursed loan portfolio	**$ 18,197**	**4.6**	**$ 16,748**	**5.0**

After the effect of interest rate swaps and currency swaps, IFC's loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2011 through June 30, 2015 and thereafter, as follows (US$ millions):

	2011	2012	2013	2014	2015	Thereafter	Total
Fixed rate loans	$ 572	$ 665	$ 518	$ 612	$ 302	$ 1,381	$ 4,050
Variable rate loans	2,503	2,232	1,977	1,942	1,506	3,987	14,147
Total disbursed loan portfolio	**$ 3,075**	**$ 2,897**	**$ 2,495**	**$ 2,554**	**$ 1,808**	**$ 5,368**	**$ 18,197**

At June 30, 2010, 22% of the disbursed loan portfolio consisted of fixed rate loans (21% - June 30, 2009), while the remainder was at variable rates. At June 30, 2010, the disbursed loan portfolio included $130 million of loans serving as collateral under secured borrowing arrangements ($148 million - June 30, 2009). IFC's disbursed variable rate loans generally reprice within one year.

Income from loans and guarantees for the years ended June 30, 2010, June 30, 2009 and June 30, 2008, comprise the following (US$ millions):

	2010	2009	2008
Interest income	$ 676	$ 879	$ 1,015
Commitment fees	33	29	28
Other financial fees	50	25	40
Unrealized gains (losses) on loans accounted for at fair value under the Fair Value Option	42	(62)	(18)
Income from loans and guarantees	**$ 801**	**$ 871**	**$ 1,065**

Reserves against losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2010, June 30, 2009 and June 30, 2008, are summarized below (US$ millions):

	Year ended June 30, 2010		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 300	$ 938	$ 1,238
Provision for (release of provision for) losses on loans	153	(8)	145
Write offs	(18)	-	(18)
Recoveries of previously written off loans	5	-	5
Foreign currency transaction adjustments	(9)	(13)	(22)
Other adjustments	1	-	1
Ending balance	$ 432	$ 917	$ 1,349

	Year ended June 30, 2009		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 219	$ 629	$ 848
Provision for losses on loans	109	332	441
Write offs	(41)	-	(41)
Recoveries of previously written off loans	15	-	15
Foreign currency transaction adjustments	(1)	(23)	(24)
Other adjustments	(1)	-	(1)
Ending balance	$ 300	$ 938	$ 1,238

	Year ended June 30, 2008		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 291	$ 541	$ 832
Provision for (release of provision for) losses on loans	(34)	71	37
Write offs	(47)	-	(47)
Recoveries of previously written off loans	8	-	8
Foreign currency transaction adjustments	5	17	22
Other adjustments	(4)	-	(4)
Ending balance	$ 219	$ 629	$ 848

The provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2010 includes $10 million in respect of guarantees ($3 million release of provision - year ended June 30, 2009; $1 million provision - year ended June 30, 2008). At June 30, 2010 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $24 million ($14 million - June 30, 2009). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

Loans on which the accrual of interest has been discontinued amounted to $877 million at June 30, 2010 ($457 million - June 30, 2009). Interest income not recognized on nonaccruing loans during the year ended June 30, 2010 totaled $59 million ($47 million - year ended June 30, 2009; $78 million - year ended June 30, 2008). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2010 was $22 million ($18 million - year ended June 30, 2009; $19 million - year ended June 30, 2008) on a cash basis. The average recorded investment in impaired loans during the year ended June 30, 2010, was $768 million ($450 million - year ended June 30, 2009; $390 million - year ended June 30, 2008). The recorded investment in impaired loans at June 30, 2010 was $984 million ($552 million - June 30, 2009).

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2010, totaled $2,721 million ($2,055 million - June 30, 2009). Guarantees of $1,889 million that were outstanding (i.e., not called) at June 30, 2010 ($1,365 million - June 30, 2009), were not included in loans on the IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – DEBT SECURITIES

Debt securities accounted for as available-for-sale comprise (US$ millions):

	June 30, 2010				June 30, 2009			
		Unrealized		Fair		Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Corporate debt securities:								
Amortized cost	1,150				1,169			
Foreign currency transaction gains	91				39			
Total Corporate debt securities	$ 1,241	$ 16	$ (64)	$ 1,193	$ 1,208	$ 17	$ (54)	$ 1,171
Preferred shares	309	102	(26)	385	196	65	(3)	258
Asset-backed securities at amortized cost	29	-	-	29	67	-	-	67
Other debt securities	3	-	(1)	2	68	-	(22)	46
Total	$ 1,582	$ 118	$ (91)	$ 1,609	$ 1,539	$ 82	$ (79)	$ 1,542

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2010 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 380	$ (14)	$ 615	$ (50)	$ 995	$ (64)
Preferred shares	76	(16)	53	(10)	129	(26)
Other debt securities	2	(1)	-	-	2	(1)
Total	$ 458	$ (31)	$ 668	$ (60)	$ 1,126	$ (91)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments with convertible features that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2011 through June 30, 2015 and thereafter, as follows (US$ millions):

	2011	2012	2013	2014	2015	Thereafter	Total
Corporate debt securities*	$ 62	$ 72	$ 169	$ 285	$ 256	$ 404	$ 1,248
Asset-backed securities	-	-	-	-	-	29	29
Total disbursed portfolio of debt securities with contractual maturities	$ 62	$ 72	$ 169	$ 285	$ 256	$ 433	$ 1,277

* excluding $7 million disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets.

The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features.

In addition, IFC has $387 million of redeemable preferred shares and other debt securities with undefined maturities ($304 million - June 30, 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2010		June 30, 2009	
	Amount (US $ millions)	Average contractual rate (%)	Amount (US $ millions)	Average contractual rate (%)
Brazilian real	$ 806	9.0	$ 734	12.7
US dollar	205	3.7	302	3.9
Euro	6	3.5	33	4.1
Other non-OECD currencies	260	6.4	212	10.0
Total disbursed portfolio of debt securities with contractual maturities*	**$ 1,277**	**7.6**	**$ 1,281**	**9.9**

After the effect of interest rate swaps and currency swaps, IFC's debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

Income from debt securities for the years ended June 30, 2010, June 30, 2009 and June 30, 2008, comprise the following (US$ millions):

	2010	2009	2008
Interest income	$ 35	$ 64	$ 49
Realized gains on debt securities	14	6	81
Unrealized gains (losses) on debt securities accounted for at fair value under the Fair Value Option	23	-	-
Gains on non-monetary exchanges	32	2	23
Impairment losses on debt securities:			
Total other-than-temporary impairment losses	(3)	(42)	-
Portion of losses recognized in other comprehensive income	-	34	-
Net impairment losses recognized in net income	(3)	(8)	-
Dividends	7	7	10
Total income from debt securities	**$ 108**	**$ 71**	**$ 163**

NOTE G – EQUITY INVESTMENTS

Income (loss) from equity investments for the years ended June 30, 2010, June 30, 2009 and June 30, 2008 comprises the following (US$ millions):

	2010	2009	2008
Realized gains on equity investments	$ 1,290	$ 990	$ 1,219
Unrealized gains (losses) on equity investments accounted for at fair value under the Fair Value Option	240	(299)	12
Gains on non-monetary exchanges	28	14	177
Dividends and profit participations	285	311	428
Release (amortization) of UJVs conditional asset retirement obligations	3	(2)	(1)
Other-than-temporary impairment losses:			
Equity investments at cost less impairment	(126)	(605)	(140)
Equity investments available-for-sale	(77)	(453)	-
Total other- than-temporary impairment losses on equity investments	(203)	(1,058)	(140)
Custody, fees and other	(5)	2	(7)
Total income (loss) from equity investments	**$ 1,638**	**$ (42)**	**$ 1,688**

Dividends and profit participations include $60 million ($56 million - year ended June 30, 2009; $59 million - year ended June 30, 2008) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $1,175 million as of June 30, 2010 ($716 million as of June 30, 2009). The unfunded commitment obligations related to these funds totaled $1,006 million as of June 30, 2010 ($648 million as of June 30, 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED

Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2010	June 30, 2009
Investment transactions committed but not disbursed:		
Loans, equity investments and debt securities	$ 10,491	$ 9,870
Investment transactions committed but not utilized:		
Guarantees	832	690
Client risk management facilities	124	104
Total investment transactions committed but not disbursed or utilized	**$ 11,447**	**$ 10,664**

The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

NOTE I – LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2010	June 30, 2009
Loan participations signed as commitments but not disbursed	$ 759	$ 1,318
Loan participations disbursed and outstanding which are serviced by IFC	$ 6,336	$ 6,669

NOTE J – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2010	June 30, 2009
Receivables from unsettled security trades	$ 1,075	$ 604
Accrued interest income on time deposits and securities	135	111
Accrued income on derivative instruments	400	379
Accrued interest income on loans	238	225
Prepaid pension and other postretirement benefit costs	59	228
Headquarters building:		
Land	89	89
Building	218	214
Less: Building depreciation	(73)	(57)
Headquarters building, net	234	246
Deferred charges and other assets	372	237
Total receivables and other assets	**$ 2,513**	**$ 2,030**

NOTE K – BORROWINGS

Market borrowings and associated derivatives

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2010							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)	Notional amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)
US dollar	$ 15,227	3.6	$ 13,380	(0.2)	$ 22,998	0.6	$ 28,291	0.4
					(23,314)	(2.6)		
Australian dollar	4,691	5.7	(4,691)	(5.7)	-	-	-	-
Japanese yen	4,139	2.6	(4,139)	(2.6)	-	-	-	-
New Turkish lira	1,553	11.7	(1,553)	(11.7)	-	-	-	-
Brazilian real	1,077	9.4	(967)	(9.1)	-	-	110	12.0
New Zealand dollar	822	6.5	(822)	(6.5)	-	-	-	-
South African rand	780	8.3	(780)	(8.3)	-	-	-	-
Canadian dollar	762	4.6	(762)	(4.6)	-	-	-	-
Chinese renminbi	295	3.3	-	-	-	-	295	3.3
Euro	288	6.8	(281)	(6.9)	7	1.0	7	1.0
					(7)	(0.8)		
Pound sterling	195	5.4	(195)	(5.4)	-	-	-	-
Singapore dollar	143	1.1	(143)	(1.1)				
Hong Kong dollar	127	5.1	(127)	(5.1)	-	-	-	-
Moroccan dirham			111)	(4.5)	-	-	-	-
Swiss franc			(93)	0.2	92	(0.2)	-	-
					(92)	(4.8)		
C.F.A. franc			(38)	(4.8)	-	-	41	4.3
Mexican peso			(9)	(6.1)	-	-	-	-
Principal at face value	**30,391**		**$ (1,331)**		**$ (316)**		**$ 28,744**	**0.5**
Borrowings under the short-term Discount Note Program	1,404							
	31,795							
Unamortized discounts, net	(639)							
Total market borrowings	**31,156**							
Fair value adjustments	(100)							
Carrying value of market borrowings	**$ 31,056**							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2009							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)	Notional amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)
US dollar	$ 13,319	3.6	$ 12,413	(1.2)	$ 16,379	1.6	$ 25,401	1.4
					(16,710)	(3.3)		
Japanese yen	4,757	2.6	(4,757)	(2.6)	-	-	-	-
Australian dollar	2,964	6.0	(2,964)	(6.0)	-	-	-	-
South African rand	1,492	9.1	(1,492)	(9.1)	-	-	-	-
New Turkish lira	927	12.6	(927)	(12.6)	-	-	-	-
New Zealand dollar	824	7.1	(824)	(7.1)	-	-	-	-
Pound sterling	800	5.6	(800)	(5.6)	-	-	-	-
Canadian dollar	702	4.6	(702)	(4.6)	-	-	-	-
Euro	358	6.0	(358)	(6.0)	-	-	-	-
Chinese renminbi	293	3.3	-	-	-	-	293	3.3
Brazilian real	250	10.6	(148)	(9.7)	-	-	102	12.0
Hong Kong dollar	244	5.1	(244)	(5.1)	-	-	-	-
Moroccan dirham	125	4.5	(125)	(4.5)	-	-	-	-
Swiss franc	94	4.8	(94)	(0.2)	93	0.2	-	-
					(93)	(4.8)		
C.F.A. franc	48	4.8	(44)	(4.8)	-	-	4	4.8
Mexican peso	15	7.0	(15)	(7.0)	-	-	-	-
Principal at face value	**27,212**		**$ (1,081)**		**$ (331)**		**$ 25,800**	**1.4**
Unamortized discounts, net	(677)							
Total market borrowings	**26,535**							
Fair value adjustments	(875)							
Carrying value of market borrowings	**$ 25,660**							

The net currency obligations in Chinese renminbi, Brazilian real and C.F.A. franc at June 30, 2010 have funded on-balance sheet loans with similar characteristics in such currencies.

The weighted average rate of IFC's borrowings outstanding from market sources after currency and interest rate swap transactions was 0.5% at June 30, 2010 (1.4% - June 30, 2009). The weighted average remaining maturity of IFC's borrowings from market sources was 6.5 years at June 30, 2010 (7.3 years - June 30, 2009).

Charges on borrowings for the year ended June 30, 2010 include $4 million of interest expense on secured borrowings ($7 million - year ended June 30, 2009; $11 million - year ended June 30, 2008) and is net of $62 million of gains on buybacks of market borrowings ($61 million - June 30, 2009; $2 million - year ended June 30, 2008).

The net nominal amount receivable from currency swaps of $1,331 million and the net notional amount receivable from interest rate swaps of $316 million at June 30, 2010 ($1,081 million and $331 million - June 30, 2009), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,798 million and currency and interest rate swap liabilities at fair value of $575 million ($1,300 million and $896 million - June 30, 2009), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short term market borrowings

IFC's short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2010 is $1,404 million ($0 at June 30, 2009). Charges on borrowings for the year ended June 30, 2010, includes $2 million in respect of this program.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2010		June 30, 2009	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 50	4.0	$ 50	4.0
US dollar	-	-	1	8.0
Total borrowings outstanding from IBRD	**$ 50**		**$ 51**	

The weighted average remaining maturity of borrowings from IBRD was 4.2 years at June 30, 2010 (7.8 years - June 30, 2009). Charges on borrowings for the year ended June 30, 2010, includes $2 million ($2 million - year ended June 30, 2009; $3 million - year ended June 30, 2008) in respect of borrowings from IBRD.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2011, through June 30, 2015, and thereafter are summarized below (US$ millions):

	2011	2012	2013	2014	2015	Thereafter	Total
Borrowings from market sources	$ 3,840	$ 2,199	$ 5,326	$ 7,368	$ 4,190	$ 7,468	$ 30,391
Borrowings under the short-term Discount Note Program	1,404	-	-	-	-	-	1,404
Borrowings from IBRD	-	8	8	8	9	17	50
Total borrowings, gross	**$ 5,244**	**$ 2,207**	**$ 5,334**	**$ 7,376**	**$ 4,199**	**$ 7,485**	**31,845**
Unamortized discounts, net							(639)
Fair value adjustments							(100)
Carrying value of borrowings							**$ 31,106**

After the effect of interest rate and currency swaps, IFC's borrowings generally reprice within one year.

NOTE L – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2010	June 30, 2009
Accrued charges on borrowings	$ 421	$ 357
Accrued charges on derivative instruments	138	207
Payables for unsettled security trades	857	619
Secured borrowings	130	148
Accounts payable, accrued expenses and other liabilities	442	345
Deferred income	89	33
Total payables and other liabilities	**$ 2,077**	**$ 1,709**

NOTE M – CAPITAL TRANSACTIONS

IFC's authorized share capital was increased to $2,450 million through two capital increases in 1992. No subscribed shares remain unpaid at June 30, 2010.

During the year ended June 30, 2010, no shares, at a par value of $1,000 each, were subscribed and paid by member countries (3,104 shares at a par value of $1,000 each - year ended June 30, 2009; 532 shares at a par value of $1,000 each - year ended June 30, 2008).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTE N – OTHER INCOME

Other income for the year ended June 30, 2010, predominantly comprises $26 million of fees collected from clients for expenses incurred by IFC, included in administrative expenses ($22 million - year ended June 30, 2009; $23 million - year ended June 30, 2008), $17 million of income from consolidated entities after eliminations ($3 million - year ended June 30, 2009; $7 million - year ended June 30, 2008) and income under other reimbursable arrangements of $7 million ($5 million - year ended June 30, 2009; $6 million - year ended June 30, 2008).

NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At July 1, 2007	**$ -**	**$ 391**	**$ 215**	**$ -**	**$ -**	**$ 606**
Year ended June 30, 2008						
Expenditures against designated retained earnings	(500)	(123)	(27)			(650)
Designations of retained earnings	500	170		100	100	870
At June 30, 2008	**$ -**	**$ 438**	**$ 188**	**$ 100**	**$ 100**	**$ 826**
Year ended June 30, 2009						
Expenditures against designated retained earnings	(450)	(129)	(5)	(1)		(585)
Designations of retained earnings	450	100				550
At June 30, 2009	**$ -**	**$ 409**	**$ 183**	**$ 99**	**$ 100**	**$ 791**
Year ended June 30, 2010						
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)		(310)
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
At June 30, 2010	**$ -**	**$ 313**	**$ 101**	**$ 37**	**$ 30**	**$ 481**

On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries. On October 7, 2009, IFC's Board of Governors noted with approval the designations and reallocations approved by IFC's Board of Directors on August 5, 2009.

On June 23, 2010, IFC's Board of Directors approved a transfer of $5 million of the unutilized balances of prior period designations relating to performance-based grants to advisory services.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at June 30, 2010 and June 30, 2009 are summarized as follows (US$ millions):

	June 30, 2010	June 30, 2009
Net unrealized gains on debt securities	$ 118	$ 41
Net unrealized gains on equity investments	1,582	976
Unrecognized net actuarial (losses) gains and unrecognized prior service costs on benefit plans	(498)	(306)
Total accumulated other comprehensive income	**$ 1,202**	**$ 711**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net (losses) gains on other non-trading financial instruments accounted for at fair value for the years ended June 30, 2010, June 30, 2009 and June 30, 2008, comprises (US$ millions):

	2010	2009	2008
Unrealized (losses) gains on market borrowings accounted for at fair value:			
Credit spread component	$ (324)	$ 668	$ (34)
Interest rate, foreign exchange and other components	(451)	(452)	48
Total unrealized (losses) gains on market borrowings	(775)	216	14
Unrealized gains on derivatives associated with market borrowings	549	165	3
Net unrealized (losses) gains on market borrowings and associated derivatives	(226)	381	17
Unrealized losses on derivatives associated with loans	(98)	(65)	(4)
Unrealized gains (losses) on derivatives associated with debt securities	28	25	(2)
Net (losses) gains on derivatives associated with equity investments	(43)	111	98
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (339)**	**$ 452**	**$ 109**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at June 30, 2010 and June 30, 2009 is summarized as follows (US$ millions):

Consolidated balance sheet location	June 30, 2010 Fair value	June 30, 2009 Fair value
Derivative assets		
Interest rate	$ 647	$ 361
Foreign exchange	50	200
Interest rate and currency	1,653	1,299
Equity	337	327
Other derivative	1	8
Total derivative assets	**$ 2,688**	**$ 2,195**
Derivative liabilities		
Interest rate	$ 327	$ 314
Foreign exchange	36	202
Interest rate and currency	777	1,037
Total derivative liabilities	**$ 1,140**	**$ 1,553**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effect of derivative instruments contracts on the consolidated income statement for the years ended June 30, 2010 and June 30, 2009 is summarized as follows (US$ millions):

Derivative instrument category	Consolidated income statement location	June 30, 2010	June 30, 2009
Interest rate	Income from loans and guarantees	(44)	$ (17)
	Income from liquid asset trading activities	(298)	(67)
	Charges on borrowings	403	150
	Other income	5	19
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	331	54
Foreign exchange	Foreign currency transaction (losses) gains on non-trading activities	4	(68)
	Income from liquid asset trading activities	88	-
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(5)	(4)
Interest rate and currency	Income from loans and guarantees	(173)	(140)
	Income from debt securities	(65)	(63)
	Income from liquid asset trading activities	(11)	(6)
	Charges on borrowings	715	450
	Foreign currency transaction (losses) gains on non-trading activities	539	322
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	146	19
	Service fees	7	-
Equity	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(30)	158
Other derivative instruments	Income (loss) from equity investments	-	6
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(6)	7
Total		$ 1,606	$ 820

The income related to each derivative instrument category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

At June 30, 2010, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $36,446 million, foreign exchange contracts was $3,201 million and interest rate and currency contracts was $20,356 million. At June 30, 2010, there were 138 equity contracts and 2 other derivative contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC Topic 815.

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $157 million at June 30, 2010. At June 30, 2010 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of less than $1 million would be required to be posted against net liability positions with counterparties at June 30, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of June 30, 2010 and June 30, 2009. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2010, and June 30, 2009, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate. The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.
Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

Loans and loan commitments - Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads and expected recovery rates, risk free rate, amortization schedule and investment risk rating and were classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified under Level 3 . Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments were classified as Level 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches . All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at June 30, 2010 and June 30, 2009 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets. Note A provides a summary of IFC's significant accounting policies.

	June 30, 2010		June 30, 2009	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, securities and securities purchased under resale agreements	$ 29,930	$ 29,930	$ 25,044	$ 25,044
Investments:				
Loans, net	16,660	17,172	15,328	15,238
Cost method equity investments	2,551	5,228	2,101	4,689
Equity investments accounted for at fair value as available-for-sale	3,012	3,012	1,927	1,927
Equity investments accounted for at fair value under the Fair Value Option	1,906	1,906	1,316	1,316
Total equity investments	7,469	10,146	5,344	7,932
Debt securities accounted for at fair value as available-for-sale	1,609	1,609	1,542	1,542
Debt securities accounted for at fair value under the Fair Value Option	206	206	-	-
Total debt securities	1,815	1,815	1,542	1,542
Total investments	25,944	29,133	22,214	24,712
Derivative assets:				
Borrowings-related	1,798	1,798	1,300	1,300
Liquid asset portfolio-related and other	154	154	231	231
Investment-related	658	658	629	629
Client risk management-related	78	78	35	35
Total derivative assets	2,688	2,688	2,195	2,195
Other investment-related financial assets	33	244	-	25
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	8,393	8,393	6,388	6,388
Market and IBRD borrowings outstanding	31,106	31,117	25,711	25,718
Derivative liabilities:				
Borrowings-related	575	575	896	896
Liquid asset portfolio-related and other	181	181	280	280
Investment-related	306	306	342	342
Client risk management-related	78	78	35	35
Total derivative liabilities	1,140	1,140	1,553	1,553

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $20 million at June 30, 2010 ($20 million - June 30, 2009). Fair values of loan commitments were based on discounted cash flows.

Fair value hierarchy

The following tables provide information as of June 30, 2010 and June 30, 2009, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At June 30, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 456	$ -	$ -	$ 456
Treasury securities	7,052	173	-	7,225
Foreign government bonds	131	273	-	404
Government guaranteed bonds	314	6,252	-	6,566
Supranational bonds	-	150	14	164
Foreign municipal bonds	-	480	-	480
Agency bonds	3	26	-	29
Foreign agency bonds	-	932	-	932
Agency residential mortgage-backed securities	-	657	-	657
Asset-backed securities	-	2,625	55	2,680
Foreign asset-backed securities	-	86	-	86
Corporate bonds	-	1,359	-	1,359
Commercial mortgage-backed securities	-	750	-	750
Foreign residential mortgage-backed securities	-	570	-	570
Non-agency residential mortgage-backed securities	-	822	-	822
Collateralized debt and collateralized loan obligations	-	106	108	214
Other	34	-	-	34
Total trading securities	7,990*	15,261	177	23,428
Loans (outstanding principal balance $488)	-	-	450	450
Equity investments:				
Banking and non-banking financial institutions	1,201	-	835	2,036
Insurance companies	-	-	33	33
Funds	2	-	1,177	1,179
Others	1,226	-	444	1,670
Total equity investments	2,429	-	2,489	4,918
Debt securities:				
Corporate debt securities	-	-	1,316	1,316
Preferred shares	-	-	464	464
Asset-backed securities	-	-	29	29
Other debt securities	-	-	6	6
Total debt securities	-	-	1,815	1,815
Derivative assets:				
Interest rate contracts	-	647	-	647
Foreign exchange	-	50	-	50
Interest rate and currency rates	-	1,653	-	1,653
Equity	-	-	337	337
Other derivative contracts	-	-	1	1
Total derivative assets	-	2,350	338	2,688
Total assets at fair value	**$ 10,419**	**$ 17,611**	**$ 5,269**	**$ 33,299**
Borrowings:				
Structured bonds	$ -	$ 4,439	$ -	$ 4,439
Unstructured bonds	12,020	12,746	-	24,766
Total borrowings (outstanding principal balance $29,944**)	12,020	17,185	-	29,205
Derivative liabilities:				
Interest rate contracts	-	327	-	327
Foreign exchange	-	36	-	36
Interest rate and currency rates	-	777	-	777
Total derivative liabilities	-	1,140	-	1,140
Total liabilities at fair value	**$ 12,020**	**$ 18,325**	**$ -**	**$ 30,345**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $561 million at June 30, 2010.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,499 million, with a fair value of $1,958 million as of June 30, 2010.
Note: For the year ended June 30, 2010 there were no transfers between Level 1 and Level 2 or vice versa.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At June 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 692	$ -	$ -	$ 692
Treasury securities	5,911	1,311	-	7,222
Foreign government bonds	-	101	-	101
Government guaranteed bonds	-	4,237	-	4,237
Supranational bonds	-	267	-	267
Municipal bonds	-	562	-	562
Agency bonds	4	378	-	382
Foreign agency bonds	-	99	-	99
Agency residential mortgage-backed securities	-	2,785	-	2,785
Asset-backed securities	-	1,449	283	1,732
Foreign asset-backed securities	-	49	10	59
Corporate bonds	-	101	-	101
Commercial mortgage-backed securities	-	491	1	492
Foreign residential mortgage-backed securities	-	45	53	98
Non-agency residential mortgage-backed securities	-	754	328	1,082
Collateralized debt and collateralized loan obligations	-	151	181	332
Total trading securities	6,607*	12,780	856	20,243
Loans (outstanding principal balance $466)	-	-	386	386
Equity investments	1,667	-	1,576	3,243
Debt securities:				
Corporate debt securities	-	-	1,171	1,171
Preferred shares	-	-	258	258
Asset-backed securities	-	-	67	67
Other debt securities	-	-	46	46
Total debt securities	-	-	1,542	1,542
Derivative assets	-	1,860	335	2,195
Total assets at fair value	**$ 8,274**	**$ 14,640**	**$ 4,695**	**$ 27,609**
Borrowings (outstanding principal balance $26,813**)	$ 8,533	$ 16,728	$ -	$ 25,261
Derivative liabilities	-	1,553	-	1,553
Total liabilities at fair value	**$ 8,533**	**$ 18,281**	**$ -**	**$ 26,814**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $711 million at June 30, 2009.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,132 million, with a fair value of $1,494 million as of June 30, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the years ended June 30, 2010 and June 30, 2009 (US$ millions):

Level 3 trading securities for the year ended June 30, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2009	$ 293	$ 382	$	$ 181	$ 856
Transfers into Level 3 (***)	-	-	17	-	17
Transfers out of Level 3 (****)	(293)	(382)	-	(55)	(730)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:					
Net income (loss)	-	-	(3)	2	(1)
Purchases, issuances, sales and settlements:					
Purchases	55	-	-	-	55
Settlements and others	-	-	-	(20)	(20)
Balance as of June 30, 2010	**$ 55**	**$ -**	**$ 14**	**$ 108**	**$ 177**
For the year ended June 30, 2010:					
Net unrealized (losses) gains included in net income	$ -	$ -	$ (4)	$ 2	$ (2)

Level 3 loans and debt securities for the year ended June 30, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2009	$ 386	$ 1,171	$ 258	$ 67	$ 46	$ 1,542
Net gains (realized and unrealized) for the year ended June 30, 2010 in:						
Net income (loss)	37	34	31	6	-	71
Other comprehensive income (loss)	-	27	22	(4)	-	45
Purchases, issuances, sales and settlements:						
Purchases	-	150	115	-	4	269
Issuances	106	-	-	-	-	-
Sales	-	-	(13)	-	-	(13)
Settlements and others	(79)	(66)	51	(40)	(44)	(99)
Balance as of June 30, 2010	**$ 450**	**$ 1,316**	**$ 464**	**$ 29**	**$ 6**	**$ 1,815**
For the year ended June 30, 2010:						
Net unrealized gains included in net income	$ 36	$ 13	$ 6	$ -	$ -	$ 19
Net unrealized gains included in other comprehensive income	$ -	$ 37	$ 39	$ -	$ -	$ 76

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2010.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of June 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3 equity investments for the year ended June 30, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2009	$ 555	$ 3	$ 719	$ 299	$ 1,576
Transfers into Level 3 (***)	-	-	-	-	-
Transfers out of Level 3 (****)	(226)	-	-	(30)	(256)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:					
Net income (loss)	56	-	186	93	335
Other comprehensive income (loss)	372	27	-	(9)	390
Purchases, issuances, sales and settlements:					
Purchases	25	-	373	110	508
Sales	(7)	-	(101)	(11)	(119)
Settlements and others	60	3	-	(8)	55
Balance as of June 30, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
For the year ended June 30, 2010:					
Net unrealized gains included in net income	$ 49	$ -	$ 122	$ 74	$ 245
Net unrealized gains (losses) included in other comprehensive income	$ 379	$ 27	$ -	$ (9)	$ 397

Level 3 derivative assets for year ended June 30, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2009	$ 328	$ 7	$ 335
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:			
Net income (loss)	(29)	(6)	(35)
Purchases, issuances, sales and settlements:			
Purchases	66	-	66
Settlements and others	(28)	-	(28)
Balance as of June 30, 2010	$ 337	$ 1	$ 338
For the year ended June 30, 2010:			
Net unrealized gains included in net income	$ 3	$ 1	$ 4

Level 3 financial assets and financial liabilities for the year ended June 30, 2009

	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2009 in:						
Net income (loss)	(199)	(74)	(191)	(55)	200	13
Other comprehensive income (loss)	-	-	1	(180)	-	-
Purchases, issuances and settlements, net	(159)	212	593	157	(29)	-
Transfers in (out) of Level 3	895	-	(214)	-	54	-
Balance as of June 30, 2009	$ 856	$ 386	$ 1,576	$ 1,542	$ 335	$ -
For the year ended June 30, 2009:						
Net unrealized gains (losses) included in net loss	$ (199)	$ (75)	$ (204)	$ 2	$ 155	$ -
Net unrealized gains (losses) included in other comprehensive loss	$ -	$ -	$ 29	$ (149)	$ -	$ -

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2010.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of June 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income (loss) from equity investments and income (loss) from debt securities, respectively.

As of June 30, 2010, equity investments, accounted for at cost less impairment, with a carrying amount of $607 million were written down to their fair value of $469 million ($1,661 million and $1,038 million - June 30, 2009) pursuant to ASC 320, Section 10-35, *Overall, Subsequent Measurements*, paragraph 17 et al thereof (formerly FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*), resulting in a loss of $138 million, which was included in income from equity investments in the consolidated income statement during the year ended June 30, 2010 (loss of $623 million - year ended June 30, 2009). The amount of the write down was based on a Level 3 measure of fair value.

NOTE S – CURRENCY POSITION

IFC conducts its operations for loans, debt securities, equity investments, time deposits, trading securities, and borrowings in multiple currencies. IFC's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. IFC's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, IFC carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings. The following table summarizes IFC's exposure in major currencies at June 30, 2010 and June 30, 2009 (US$ millions):

	June 30, 2010					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 2,600	$ 2,007	$ 3	$ 1,353	$ -	$ 5,963
Trading securities	21,332	1,484	-	612	-	23,428
Securities purchased under resale agreements	448	-	-	91	-	539
Investments:						
Loans	13,258	2,284	38	2,429	-	18,009
Less: Reserve against losses on loans	(1,013)	(173)	(2)	(161)	-	(1,349)
Net loans	12,245	2,111	36	2,268	-	16,660
Equity investments	-	-	-	7,469	-	7,469
Debt securities	677	79	-	1,059	-	1,815
Total investments	12,922	2,190	36	10,796	-	25,944
Derivative assets	5,691	316	4,137	10,061	(17,517)	2,688
Receivables and other assets	1,546	306	59	602	-	2,513
Total assets	$ 44,539	$ 6,303	$ 4,235	$ 23,515	$ (17,517)	$ 61,075
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 7,754	$ 550	$ -	$ 89	$ -	$ 8,393
Borrowings	16,235	288	4,141	10,442	-	31,106
Derivative liabilities	10,759	4,077	36	4,048	(17,780)	1,140
Payables and other liabilities	1,367	90	55	565	-	2,077
Total liabilities	$ 36,115	$ 5,005	$ 4,232	$ 15,144	$ (17,780)	$ 42,716

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2009					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 3,717	$ 97	$ 3	$ 440	$ -	$ 4,257
Trading securities	19,897	338	-	8	-	20,243
Securities purchased under resale agreements	544	-	-	-	-	544
Investments:						
Loans	12,157	2,149	39	2,221	-	16,566
Less: Reserve against losses on loans	(984)	(156)	(2)	(96)	-	(1,238)
Net loans	11,173	1,993	37	2,125	-	15,328
Equity investments	-	-	-	5,344	-	5,344
Debt securities	563	33	-	946	-	1,542
Total investments	11,736	2,026	37	8,415	-	22,214
Derivative assets	5,383	363	4,755	8,163	(16,469)	2,195
Receivables and other assets	1,582	111	53	284	-	2,030
Total assets	$ 42,859	$ 2,935	$ 4,848	$ 17,310	$ (16,469)	$ 51,483
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,116	$ 272	$ -	$ -	$ -	$ 6,388
Borrowings	12,117	356	4,759	8,479	-	25,711
Derivative liabilities	13,778	1,884	39	3,021	(17,169)	1,553
Payables and other liabilities	1,393	29	48	239	-	1,709
Total liabilities	$ 33,404	$ 2,541	$ 4,846	$ 11,739	$ (17,169)	$ 35,361

NOTE T – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An analysis of IFC's major components of income and expense by business segment for the years ended June 30, 2010, June 30, 2009 and June 30, 2008, is given below (US$ millions):

	2010			2009			2008		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 786	$ 15	$ 801	$ 857	$ 14	$ 871	$ 1,054	$ 11	$ 1,065
Provision for losses on loans and guarantees	(155)	-	(155)	(438)	-	(438)	(38)	-	(38)
Income (loss) from equity investments	1,638	-	1,638	(42)	-	(42)	1,688	-	1,688
Income from debt securities	108	-	108	71	-	71	163	-	163
Income from liquid asset trading activities	-	815	815	-	474	474	-	473	473
Charges on borrowings	(117)	(46)	(163)	(303)	(185)	(488)	(528)	(254)	(782)
Other income	176	-	176	153	-	153	113	-	113
Other expenses	(730)	(13)	(743)	(617)	(12)	(629)	(547)	(8)	(555)
Foreign currency transaction (losses) gains on non-trading activities	(82)	-	(82)	10	-	10	(39)	-	(39)
Expenditures for advisory services	(101)	-	(101)	(129)	-	(129)	(123)	-	(123)
Expenditures for performance -based grants and for IFC SME Ventures for IDA countries	(9)	-	(9)	(6)	-	(6)	(27)	-	(27)
Net (losses) gains on other non-trading financial instruments accounted for at fair value	(113)	(226)	(339)	71	381	452	92	17	109
Grants to IDA	(200)	-	(200)	(450)	-	(450)	(500)	-	(500)
Net income (loss)	$ 1,201	$ 545	$ 1,746	$ (823)	$ 672	$ (151)	$ 1,308	$ 239	$ 1,547

Geographical segment data in respect of client services is disclosed in Note D, and the composition of Liquid Assets is provided in Note C.

NOTE U – VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 VIE Subsections and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary.

Primary beneficiary

IFC has identified three VIEs in which IFC is deemed to be the primary beneficiary at June 30, 2010, and which have been consolidated into these consolidated financial statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity of which IFC is deemed to be primary beneficiary. Accordingly, it has been consolidated into these consolidated financial statements. The consolidation of Hilal Sukuk Company had no material impact on these consolidated financial statements.

The other two consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region. As a result of the consolidation of the two investments described above, IFC's consolidated balance sheet at June 30, 2010 includes additional assets of $14 million in equity investments ($10 million - June 30, 2009), $1 million in receivables and other assets ($0 - June 30, 2009), and additional liabilities of $4 million in payables and other liabilities ($3 million - June 30, 2009).

Related to the consolidation of these VIEs, other income includes$10 million during the year ended June 30, 2010 ($2 million - year ended June 30, 2009 and $7 million - year ended June 30, 2008) and other expenses includes $6 million during the year ended June 30, 2010 ($12 million - year ended June 30, 2009 and $1 million - year ended June 30, 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant variable interests

IFC has identified 104 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at June 30, 2010 (83 investments - June 30, 2009).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk; (b) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (c) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. These VIEs are recorded on IFC's consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data from these VIEs, the size, including committed funding, of the VIEs in which IFC is deemed to hold significant variable interests totaled $12,424 million at June 30, 2010 ($9,552 million - June 30, 2009). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $3,260 million at June 30, 2010 ($2,817 million - June 30, 2009).

The sector and geographical regional analysis of IFC's investments in and arrangements with these VIEs at June 30, 2010 is as follows (US$ millions):

Sector	June 30, 2010					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Transportation and warehousing	$ 505	$ 41	$ 5	$ -	$ 8	$ 559
Utilities, oil, gas and mining	460	70	10	7	-	547
Electric power	465	5	4	-	-	474
Finance and insurance	216	29	113	3	14	375
Collective investment vehicles	31	250	-	-	-	281
Information	203	12	8	-	-	223
Food and beverages	138	10	5	-	-	153
Primary metals	95	-	-	-	-	95
Construction and real estate	91	2	-	-	-	93
Agriculture and forestry	82	3	-	-	-	85
Nonmetallic mineral product manufacturing	41	43	-	-	-	84
Industrial and consumer products	72	4	-	-	-	76
Wholesale and retail trade	54	15	5	-	-	74
Health care	20	20	-	-	-	40
Accommodation and tourism services	34	3	-	-	-	37
Pulp and paper	31	-	-	-	-	31
Textiles, apparel and leather	20	2	-	-	-	22
Other	11	-	-	-	-	11
Total VIE investments	**$ 2,569**	**$ 509**	**$ 150**	**$ 10**	**$ 22**	**$ 3,260**

Geographical Region	June 30, 2010					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 1,086	$ 99	$ 63	$ -	$ -	$ 1,248
Europe and Central Asia	444	90	11	-	-	545
Latin America and Caribbean	397	104	14	7	6	528
Middle East and North Africa	327	62	-	-	2	391
Sub-Saharan Africa	204	59	-	3	-	266
Other	111	95	62	-	14	282
Total VIE investments	**$ 2,569**	**$ 509**	**$ 150**	**$ 10**	**$ 22**	**$ 3,260**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IFC uses a June 30 measurement date for its pension and other postretirement benefit plans. The amounts presented below reflect IFC's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the fiscal years ended June 30, 2010, June 30, 2009 and June 30 2008 (US$ millions):

	SRP			RSBP			PEBP		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Benefit cost									
Service cost	$ 60	$ 69	$ 64	$ 12	$ 12	$ 10	$ 6	$ 5	$ 4
Interest cost	107	109	92	14	14	11	5	5	3
Expected return on plan assets	(141)	(172)	(169)	(14)	(16)	(15)	-	-	-
Amortization of prior service cost	2	2	2	*	*	-	*	*	-
Amortization of unrecognized net loss	11	-	-	5	3	1	2	3	-
Net periodic pension cost (income)	**$ 39**	**$ 8**	**$ (11)**	**$ 17**	**$ 13**	**$ 7**	**$ 13**	**$ 13**	**$ 7**

* Less than $0.5 million

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008, expenses for these plans of $69 million, $34 million and $3 million, respectively, were allocated to IFC.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IFC for the fiscal years ended June 30, 2010 and June 30, 2009 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

	SRP		RSBP		PEBP	
	2010	2009	2010	2009	2010	2009
Projected benefit obligations						
Beginning of year	$ 1,555	$ 1,649	$ 208	$ 217	$ 77	$ 77
Service cost	60	69	12	12	6	5
Interest cost	107	109	14	14	5	5
Participant contributions	24	23	2	2	-	-
Plan amendment	-	3	-	-	-	-
Benefits paid	(78)	(71)	(5)	(5)	(4)	(4)
Actuarial loss (gain)	259	(227)	36	(32)	16	(6)
End of year	1,927	1,555	267	208	100	77
Fair value of plan assets						
Beginning of year	1,815	2,239	176	198	-	-
Participant contributions	24	23	2	2	-	-
Actual return on assets	232	(392)	21	(36)	-	-
Employer contributions	48	16	18	17	-	-
Benefits paid	(78)	(71)	(5)	(5)	-	-
End of year	2,041	1,815	212	176	-	-
Funded status	**114**	**260**	**(55)**	**(32)**	**(100)**	**(77)**
Accumulated benefit obligations	**$ 1,388**	**$ 1,099**	**$ 267**	**$ 208**	**$ 91**	**$ 67**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The $114 million overfunded status relating to SRP at June 30, 2010 ($260 million - June 30, 2009), is included in receivables and other assets on the consolidated balance sheet.

The following tables present the amounts included in accumulated other comprehensive income relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in accumulated other comprehensive income in fiscal year ended June 30, 2010:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 329	$ 102	$ 60	$ 490
Prior service cost	7	-	1	8
Net amount recognized in accumulated other comprehensive income	$ 336	$ 102	$ 61	$ 498

Amounts recognized in accumulated other comprehensive income in fiscal year ended June 30, 2009:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 172	$ 78	$ 46	$ 296
Prior service cost	9	-	1	10
Net amount recognized in accumulated other comprehensive income	$ 181	$ 78	$ 47	$ 306

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in the fiscal year ending June 30, 2010 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 20	$ 6	$ 3	$ 29
Prior service cost	2	-	-	2
Amount estimated to be amortized into net periodic benefit cost	$ 22	$ 6	$ 3	$ 31

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	5.75	7.00	6.75	6.00	7.00	6.75	5.75	7.00	6.75
Rate of compensation increase	6.20	6.70	7.00				6.20	6.70	7.00
Health care growth rates									
- at end of fiscal year				7.00	7.00	7.25			
Ultimate health care growth rate				4.25	4.75	5.50			
Year in which ultimate rate is reached				2022	2017	2016			

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	7.00	6.75	6.25	7.00	6.75	6.25	7.00	6.75	6.25
Expected return on plan assets	7.75	7.75	7.75	7.75	8.25	8.25			
Rate of compensation increase	6.70	7.00	6.50				6.70	7.30	6.50
Health care growth rates:									
-at end of fiscal year				7.00	7.25	6.80			
Ultimate health care growth rate				4.75	5.50	4.75			
Year in which ultimate rate Is reached				2017	2016	2012			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 7	$ (5)
Effect on postretirement benefit obligation	52	(41)

Investment strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking higher investment returns while also managing risk. A key component of the investment policy is to establish a strategic asset allocation representing the policy portfolio (neutral mix of assets) around which the plans are invested. The strategic asset allocations for the plans are reviewed in detail and reset about every three to five years, with an annual review of key assumptions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected with a reasonable level of confidence based on the actuarial assumptions. Portion of the SRP portfolio is dedicated to partially hedging the real interest rate risk inherent in the plan liabilities using US Treasury inflation-protected securities (TIPS). Given the relatively long investment horizons of the SRP and RSBP of approximately 10 years, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various assets classes and strategies including equity, quasi-equity, private equity and real estate.

The strategic asset allocation is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as desired liquidity needs of the plans. The strategic asset allocation is comprised of a diversified portfolio drawn from among fixed-income, equity, real return and absolute return strategies.

The target asset allocations for the SRP and RSBP were approved in October 2007 and February 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the actual and target asset allocation at June 30, 2010 and June 30, 2009 by asset category for the SRP and RSRP (%).

	SRP			RSBP		
	Target allocation	% of Plan assets		Target allocation	% of Plan assets	
	2010	2010	2009	2010	2010	2009
Asset class						
Fixed income	26.0	40.6	37.0	31.5	35.7	34.0
Listed equity	14.0	15.5	16.0	24.0	22.6	23.0
Private equity	15.0	19.8	17.3	22.0	25.6	23.0
Real estate	12.5	7.4	7.5	6.0	5.7	6.0
Hedge funds and active overlay	25.0	13.3	18.4	16.5	10.4	14.0
Timber	2.5	0.6	0.4	-	-	-
Infrastructure	2.5	1.0	0.7	-	-	-
Commodities	2.5	1.8	2.7	-	-	-
Total	100.0	100.0	100.0	100.0	100.0	100.0

Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors to limit the impact of any individual investment. Despite such level of diversification, equity market risk remains the primary source of the plan overall return volatility.

Risk management practices

Risk management is an integral part of managing the assets of the plans. Liability driven management and asset diversification are central to the overall investment strategy and risk management approach for the SRP. The surplus volatility risk (defined as annualized deviation of asset returns relative to that of liabilities) is considered the primary indicator of the SRP overall investment risk in the asset allocation process. The investment risk is regularly monitored at the absolute level, as well as at the relative levels with respect to policy benchmarks and in the case of the SRP, to the liabilities. Credit risk is initiated through the application of the eligibility criteria and concentration limits for transactions with individual issues. Counterparty risk exposure on over-the-counter derivatives is mitigated through the use of master netting arrangements and collateral. The Plan manages its liquidity risk primarily by investing a portion of the asset base in securities that are either very liquid or can be liquidated at a fairly short notice and at a reasonable price. The level of illiquid asset classes appropriate in the portfolio also takes into account projected liquidity requirements.

Risk management for different asset classes is tailored to their specific characteristics and is an integral part of external manager due diligence. In addition, monitoring of performance (both manager and asset class) against benchmarks and compliance with investment guidelines are carried out as part of the risk monitoring process.

Fair value measurements

All plan assets are measured at fair value on recurring basis. The following table presents the fair value hierarchy of major categories of plans assets as of June 30, 2010 (US$ millions):

	Fair value measurements on a recurring basis							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Time Deposits	$ -	$ 32	$ -	$ 32	$ -	$ 3	$ -	$ 3
Securities purchased under resale agreements	42	-	-	42	6	-	-	6
Government and agency securities	508	39	-	547	19	29	-	48
Corporate and convertible bonds	-	86	1	87	-	16	-	16
Asset-backed securities	-	22	9	31	-	1	*	1
Mortgage-backed securities	-	127	4	131	-	3	*	3
Total Debt securities	550	306	14	870	25	52	*	77
Equity securities								
US common stocks	51	-	-	51	5	-	-	5
Non-US common stocks	162	-	-	162	19	-	-	19
Mutual funds	9	-	-	9	1	-	-	1
Real estate investment trusts (REITS)	33	-	-	33	*	-	-	*
Total Equity securities	255	-	-	255	25	-	-	25
Commingled funds	-	104	-	104	-	22	-	22
Private equity	-	-	406	406	-	-	55	55
Hedge funds	-	213	78	291	-	15	7	22
Derivative assets /liabilities	1	(1)	-	-	-	1	-	1
Short sales	-	(2)	-	(2)	-	-	-	-
Real estate (including Infrastructure and timber	-	-	136	136	-	-	12	12
Other assets /liabilities**, net	-	-	-	(19)	-	-	-	(1)
Total Assets	**$ 806**	**$ 620**	**$ 634**	**$ 2,041**	**$ 50**	**$ 90**	**$ 74**	**$ 213**

* Less than $0.5 million.
** Includes receivables and payables carried at amounts that approximate fair value.

Valuation methods and assumptions

In December 2009, FASB issued ASU 2009-12, *Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent).* The ASU reduces complexity and improves consistency and comparability in the application of Fair Value Measurement and Disclosure guidance. The ASU is applicable for investors who report investments that utilize net asset value (NAV) for fair value and is therefore applicable for IBRD's pension plans.

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management's view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Plan management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITS) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commingled funds

Commingled funds are typically common or collective trusts reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. For the June 30, 2010 reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2010. A large number of hedge fund investments that are redeemable within 90 days of the period end were transferred out of Level 3 into Level 2 following new additional guidance provided by the accounting standard setters (US$ millions):

	SRP: Fair value measurements using significant unobservable inputs						
	Corporate and convertible debt	Asset-backed securities	Mortgage-backed securities	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ 1	$ 6	$ 31	$ 320	$ 113	$ 318	$ 789
Actual return on plan assets:							
Relating to assets still held at the reporting date	*	1	4	50	(3)	59	111
Relating to assets sold during the period	*	1	*	23	2	8	34
Purchase, issuance and settlements, net	*	2	(3)	13	24	(113)	(77)
Transfers in (out)	*	(1)	(28)	-	-	(194)	(223)
Balance at end of fiscal year	$ 1	$ 9	$ 4	$ 406	$ 136	$ 78	$ 634

* Less than $0.5 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	RSBP: Fair value measurements using significant unobservable inputs						
	Corporate And Convertible Debt	Asset-backed Securities	Mortgage-backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$ *	$ 1	$ 1	$ 43	$ 10	$ 25	$ 80
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	-	*	7	(1)	2	8
Relating to assets sold during the period	-	-	-	3	*	1	4
Purchase, issuance and settlements, net	-	(1)	*	2	3	(9)	(5)
Transfers in (out)	-	*	(1)	-	-	(12)	(13)
Balance at end of fiscal year	$ *	$ *	$ *	$ 55	$ 12	$ 7	$ 74

* Less than $0.5 million

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2010 (US$ millions):

	SRP	RSBP		PEBP
		Before Medicare Part D subsidy	Medicare Part D subsidy	
July 1, 2010 - June 30, 2011	$ 75	$ 5	$ -	$ 6
July 1, 2011 - June 30, 2012	81	5	-	6
July 1, 2012 - June 30, 2013	88	6	-	7
July 1, 2013 - June 30, 2014	94	7	-	7
July 1, 2014 - June 30, 2015	100	8	-	8
July 1, 2015 - June 30, 2020	597	57	1	48

Expected contributions

IFC's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the fiscal year beginning July 1, 2010 is $50 million and $22 million, respectively.

NOTE W – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2010, were $39 million ($41 million - year ended June 30, 2009; $34 million - year ended June 30, 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE X – MANAGEMENT OF TRUST FUNDS

Donor funds for Advisory Services and Other Initiatives

IFC administers funds received from and on behalf of donors and/or partners (Trust Funds) that are restricted for specific uses in accordance with applicable administration agreements and/or fiscal agency agreements. Specified uses could include, for example, Advisory Services work including feasibility studies, project preparation, implementation of global and regional programs, and research and training programs. IFC may also make contributions to these specific uses of funds in accordance with terms approved by IFC's Board. The IFC contributions can be commingled with donor funds under administration in accordance with administration agreements with donors or fiscal agency agreements, where applicable. The IFC contributions and donor funds are placed in trust and are held in a separate investment portfolio, managed by IBRD, which is not commingled with IFC's liquid assets. IFC funding is included in the consolidated balance sheet of IFC until such time as IFC cedes control of the funds to the recipient.

Execution may be carried out through: a recipient-executed trust fund, an IFC-executed trust fund or a financial intermediary fund.

IFC-executed Trust Funds involve IFC execution of activities as described in relevant administration agreements or IFC Board documents, which define the terms and conditions for use of the funds. Spending authority is exercised by IFC, subject to any restrictions contained in the administration agreements.

Recipient-executed Trust Funds involve activities carried out by a recipient third-party "executing agency." IFC enters into agreements with and disburses funds to these recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IFC also enters into financial intermediary fund arrangements under which IFC's services are limited to the role of fiscal agent pursuant to a fiscal agency agreement. Such funds are to be held and disbursed in accordance with the fiscal agency agreement.

Donor funds for investment purposes

IFC also administers donor funds received for investment purposes through Trust Funds. Investments with donor funds are made by IFC as a trustee or implementing entity for the account of donors, and thus IFC does not bear the financial risk nor is entitled to the financial benefits of these donor-funded investments. Therefore, funds received from donors and investments made by IFC for the account of donors are not recognized on IFC's consolidated balance sheet. Funds received from donors for investment purposes amounted to $1,042 million at June 30, 2010 ($122 million at June 30, 2009). Disbursements from such donor funds amounted to $785 million at June 30, 2010 ($37 million at June 30, 2009). Guarantees committed by donors amounted to $44 million at June 30, 2010 ($38 million at June 30, 2009).

NOTE Y – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

INDEPENDENT AUDITORS' REPORT



KPMG LLP
2001 M Street, NW
Washington, DC 20036

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have audited the accompanying consolidated balance sheets of the International Finance Corporation (IFC) as of June 30, 2010 and 2009, including the consolidated statement of capital stock and voting power as of June 30, 2010, and the related consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for each of the years in the two-year period ended June 30, 2010. These consolidated financial statements are the responsibility of IFC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of the IFC for the year ended June 30, 2008 were audited by other auditors whose report dated August 7, 2008, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFC as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2010 in conformity with U.S. generally accepted accounting principles.

We have also examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that IFC maintained effective internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 5, 2010 expressed an unqualified opinion on management's assertion.

KPMG LLP

August 5, 2010

PROJECT COMMITMENTS

This table includes projects signed and processed during FY10. All amounts are given in U.S. dollars, regardless of the currency of the transaction.

Under the Global Trade Finance Program, IFC provides guarantee coverage of bank risk in emerging markets, where confirming banks need risk mitigation to support their export clients because of limited capacity for country and bank exposure.

NOTE ON CATEGORIZATION OF PROJECTS:

Projects are assigned a category of A, B, or C, according to their potential environmental and social impacts – or FI, in the case of investments through financial intermediaries that on-lend to clients whose projects may present environmental and social risks.

Category A: Projects with potential significant adverse social or environmental impacts that are diverse, irreversible, or unprecedented.

Category B: Projects with potential limited adverse social or environmental impacts that are few in number, generally site-specific, largely reversible, and readily addressed through mitigation measures.

Category C: Projects with minimal or no adverse social or environmental impacts, including certain financial intermediary (FI) projects with minimal or no adverse risks.

Category FI: All FI projects excluding those that are Category C projects. FI projects are required to establish and maintain a Social and Environmental Management System to ensure that their investments meet IFC's requirements.

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
EUROPE AND CENTRAL ASIA				
	Albania	National Commercial Bank Sh.A.	C	0
	Armenia	ACBA Leasing	FI	3,000,000
		Armeconombank	C	0
		Ameriabank CJSC	FI	15,000,000
		Elite Group CJSC	B	5,400,000
	Azerbaijan	AzeriGazbank	C	0
		DEMIRBANK OJSC	C	0
		UniBank	C	0
		JSC Bank Respublika	FI	20,000,000
	Belarus	Priorbank Joint Stock Company	C	0
		JSC Belgazprombank	C	0
		Detroit Belarus Juice Co.	B	0
		MINSK TRANSIT BANK	C	0
		Belarusian Bank for Small Business	FI	5,000,000
		JSC BPS-BANK (Formerly Belpromstroibank)	C	0
		OMA LLC	B	7,000,000
		Belarusky Narodny Bank	FI	5,000,000
	Bosnia and Herzegovina	Raiffeisen Bank d.d. Bosnia and Herzegovina	C	0
	Bulgaria	Schwarz Group	B	22,548,000
		Kronospan Bulgaria EOOD	B	24,822,000
	Georgia	TBC Bank	C	0
		Bank of Georgia	C	0
		JSC Bank Republic	FI	20,000,000
	Hungary	Orszagos Takarekpenztar es Kereskedelmi Bank Rt	C	0
	Kazakhstan	Bank CenterCredit	FI	85,000,000
		Kaspi Bank	C	0
		JSC ATF Bank	FI	60,000,000
		Ust-Kamenogorsk Poultry Farm JSC	B	2,000,000
	Kyrgyz Republic	UniCredit Bank OJSC	FI	10,000,000
	Macedonia, Former Yugoslav	NLB Tutunska banka, A.D. Skopje	FI	33,966,250
	Republic of Moldova	RED UNION FENOSA S.A.	B	15,000,000
		BC Moldova Agroindbank S.A.	FI	15,000,000
	Poland	Fundusz Mikro SP. Z.O.O.	FI	14,725,475
	Republic of Kosovo	Newko Balkan LLC	B	6,453,720
	Romania	Schwarz Group	B	52,612,000
		ProCredit Bank S.A.	C	0
		Banca Transilvania S.A.	FI	71,385,000
		MedLife S.A.	B	12,411,000
	Russian Federation	NBD Bank	C	0
		Open Joint Stock Company Commercial Bank "Center-invest"	FI	30,985,760
		Sevtekhnotrans	B	30,000,000
		Vyksa Steel Works	B	70,000,000
		Credit Bank of Moscow	FI	40,000,000
		RosEvroBank Joint Stock Commercial Bank	C	0
		Forus Bank	C	0
		ZAO Locko Bank	C	0
		PromSvyazBank	C	0

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	2,276,546	0	2,276,546	0
0	0	0	0	3,000,000	0
0	0	1,021,671	0	1,021,671	0
0	0	10,058,131	0	25,058,131	0
0	0	0	0	5,400,000	0
0	0	2,247,855	0	2,247,855	0
0	0	3,752,096	0	3,752,096	0
0	0	2,477,925	0	2,477,925	0
0	0	1,343,909	0	21,343,909	0
0	0	598,608	0	598,608	0
0	0	23,207,542	0	23,207,542	0
1,326,096	0	0	0	1,326,096	0
0	0	2,902,996	0	2,902,996	0
0	0	0	0	5,000,000	0
0	0	15,067,196	0	15,067,196	0
0	0	0	0	7,000,000	0
8,336,984	0	61,462	0	13,398,447	0
0	0	1,703,973	0	1,703,973	0
0	0	0	0	22,548,000	14,398,000
0	0	0	0	24,822,000	0
0	2,000,000	0	0	2,000,000	0
0	5,000,000	9,327,990	0	14,327,990	0
0	0	382,710	0	20,382,710	0
0	0	0	430,342	430,342	0
100,000,000	0	84,966,611	0	269,966,611	0
0	0	4,024,880	0	4,024,880	0
0	0	0	0	60,000,000	0
0	0	0	0	2,000,000	0
0	0	0	0	10,000,000	0
0	0	0	0	33,966,250	0
0	0	0	0	15,000,000	0
0	0	0	0	15,000,000	0
0	0	0	0	14,725,475	0
0	0	0	0	6,453,720	0
0	0	0	0	52,612,000	43,194,000
2,723,575	0	0	0	2,723,575	0
0	0	0	0	71,385,000	0
0	0	0	0	12,411,000	0
0	0	247,460	0	247,460	0
0	0	0	0	30,985,760	0
0	0	0	0	30,000,000	0
0	0	0	0	70,000,000	0
0	0	133,334,281	0	173,334,281	0
0	0	10,488,984	0	10,488,984	0
0	2,000,000	0	0	2,000,000	0
0	0	36,908,481	0	36,908,481	0
0	0	1,444,999	0	1,444,999	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
EUROPE AND CENTRAL ASIA				
		MDM Bank	C	0
		Asian-Pacific Bank (Open joint-stock company)	C	0
		Asteros Technology Solutions Holding Ltd.	C	0
		Avtokran OJSC	B	27,084,672
		Municipal Unitarian Enterprise Ufavodokanal	B	17,214,311
		ZAO Monocrystal	B	10,000,000
		Republic of Maryi El	B	20,003,334
		Brunswick Leasing Limited	C	0
		Transcapitalbank	FI	30,000,000
		FactorRus	C	0
		OOO Northern Capital Gateway, Ltd.	B	94,314,500
		Borets International Ltd.	B	50,000,000
		OOO Logopark Don	B	30,000,000
		MDM Bank, Open Joint Stock Company	FI	0
		Kulon Yugros ZAO	B	14,443,548
		Russian Hotel Investments BV	B	30,450,110
	Serbia	ProCredit Bank Serbia	FI	24,822,000
		Kronospan SRB d.o.o.	B	29,786,400
		Societe Generale Banka Srbija AD Beograd	FI	49,644,000
	Tajikistan	First Microfinance Bank of Tajikistan	C	0
		Open Joint Stock Company, Bank Eskhata	C	0
	Turkey	Akbank	FI	75,000,000
		Finans Finansal Kiralama A.S.	FI	40,000,000
		Yapi Kredi Finansal Kiralama A.O.	FI	45,000,000
		Sekerbank T.A.S.	FI	45,096,000
		Sarten Ambalaj Sanayi ve Ticaret A.S.	B	10,000,000
		Eurasia CP Jersey L.P.	FI	0
		Akenerji Elektrik Uretim A.S.	A	75,000,000
		Assan Aluminyum Sanayi ve Ticaret Anonim Sirketi	B	0
		TCE Ege Konteyner Terminal Isletmeleri A.S.	B	20,000,000
	Ukraine	Raiffeisen Bank Aval	C	0
		CJSC Myronivsky Hliboproduct	B	50,000,000
		PJSC OTP Bank	C	0
		Evrotek Group	B	0
		Megabank	FI	20,000,000
		The State Export Import Bank of Ukraine	C	0
		Mriya Agro Holding Public Limited	B	50,000,000
		Globino Meat Processing Plant	B	25,000,000
	Uzbekistan	Hamkorbank, Joint Stock Commercial Bank	FI	2,000,000
	Eastern Europe Region	Coopest S.A.	FI	4,943,050
		Veolia Voda S.A.	B	0
		KG EOS Holding GmbH & Co.	C	48,000,000
		SVD22	B	0
	Southern Europe Region	Gorenje, d.d.	B	62,055,000
		CEE Special Situations Fund L.P.	FI	0
		ADM CEECAT Recovery Fund L.P.	FI	0
		Green for Growth Fund	FI	31,337,775

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	33,843,157	0	33,843,157	0
0	0	13,218,044	0	13,218,044	0
2,500,000	0	0	0	2,500,000	0
0	0	0	0	27,084,672	0
0	0	0	0	17,214,311	0
0	0	0	0	10,000,000	0
0	0	0	0	20,003,334	0
20,000,000	0	0	0	20,000,000	0
0	5,000,000	23,119,126	0	58,119,126	0
5,000,000	0	0	0	5,000,000	0
0	0	0	0	94,314,500	0
0	0	0	0	50,000,000	0
0	0	0	0	30,000,000	10,000,000
0	0	0	0	0	246,769,600
0	0	0	0	14,443,548	0
2,974,949	0	0	0	33,425,059	0
0	0	0	0	24,822,000	0
0	0	0	0	29,786,400	0
0	0	0	0	49,644,000	0
438,000	0	0	0	438,000	0
0	0	552,150	0	552,150	0
0	0	0	0	75,000,000	0
0	0	0	0	40,000,000	0
0	0	0	0	45,000,000	0
50,000,000	0	21,988,992	0	117,084,992	0
0	0	0	0	10,000,000	0
13,586,500	0	0	0	13,586,500	0
0	0	0	0	75,000,000	0
0	0	0	0	0	10,000,000
0	0	0	0	20,000,000	0
0	0	35,708,240	0	35,708,240	0
0	0	0	11,250,000	61,250,000	0
0	0	105,665	0	105,665	0
5,000,000	0	0	0	5,000,000	0
0	0	0	0	20,000,000	0
0	0	33,130,869	0	33,130,869	0
0	0	0	0	50,000,000	0
0	0	0	0	25,000,000	0
3,200,000	0	0	0	5,200,000	0
0	0	0	0	4,943,050	0
140,327,500	0	0	0	140,327,500	0
0	0	0	0	48,000,000	0
122,925,000	0	0	0	122,925,000	0
30,731,236	0	0	0	92,786,236	0
25,927,950	0	0	0	25,927,950	0
47,552,750	0	0	0	47,552,750	0
0	0	0	0	31,337,775	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
EAST ASIA AND PACIFIC				
	Cambodia	ACLEDA Bank Plc	C	0
	China	Bank of Shanghai	C	0
		Industrial Bank	C	0
		BioVeda China Fund L.P.	FI	0
		Hangzhou Rural Cooperative Bank	C	0
		Neophotonics, Inc.	C	0
		Epure International Pte Ltd.	B	34,000,000
		Tianjin Binhai Rural Commercial Bank Corporation	C	0
		MicroCred China	C	0
		Jiangsu Financial Leasing Co.,Ltd.	FI	0
		Yaohua Group	B	30,000,000
		Chengdu Small Enterprise Credit Guarantee Co., Ltd.	C	0
		Deyang City Commercial Bank	FI	0
		Xiwang Sugar Holdings Company Limited	B	20,000,000
		Beijing Shuoren Hitech Energy Technology Co., Ltd.	C	5,000,000
		Sanchuan Energy Development Co., Ltd.	B	23,200,000
		Asia Water Fund	FI	0
		Xi'an Yinqiao Biological Science and Technology Company, Ltd.	B	11,000,000
		China WindPower Group Limited	B	45,000,000
		Healthway Medical Corporation Limited	B	0
		CFPA Microfinance Management Co.	FI	0
		Universtar Science & Technology (Shenzhen) Co., Ltd.	B	0
		Shenzhen VTB	FI	0
		Crane Medical Pte Ltd.	B	15,000,000
		Paedia Nutrition Company Ltd.	B	4,000,000
	Indonesia	PT. Bank Hana Indonesia	C	0
		PT. Bank Hana Indonesia	FI	15,000,000
		Structured Student Financing Risk Sharing Facility	C	0
		Bank Andara	C	0
		PT Jakarta International Container Terminal	B	30,000,000
		Bank BTPN	FI	70,000,000
		PT Trada Maritime Tbk	B	35,000,000
	Lao People's Democratic Republic	ANZ Vientiane Commercial Bank Limited	C	0
	Mongolia	XacBank Ltd.	C	0
		XacBank Ltd.	FI	5,000,000
		Khan Bank of Mongolia, Ulanbaatar, Mongolia	C	0
	Papua New Guinea	Bank South Pacific	FI	30,000,000
		PNG MicroFinance	C	0
		Digicel (PNG) Limited	C	80,000,000
		K.K. Kingston Holdings Limited	B	0
	Philippines	Banco de Oro Unibank Inc.	FI	0
		Bank of the Philippine Islands	FI	0
		SunPower Philippines Manufacturing Ltd.	B	75,000,000
	Solomon Islands	Gold Ridge Mining Limited	A	35,000,000

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	515,362	0	515,362	0
38,380,405	0	0	0	38,380,405	0
21,326,809	0	0	0	21,326,809	0
30,000	0	0	0	30,000	0
16,373,332	0	300,000	0	16,673,332	0
2,000,000	0	0	0	2,000,000	0
0	0	0	0	34,000,000	0
36,618,501	0	0	0	36,618,501	0
1,257,351	0	0	0	1,257,351	0
21,279,098	0	0	0	21,279,098	0
0	0	0	0	30,000,000	0
12,000,000	0	0	0	12,000,000	0
31,329,146	0	0	0	31,329,146	0
5,000,000	0	0	0	25,000,000	0
3,000,000	0	0	0	8,000,000	0
2,450,000	0	0	0	25,650,000	0
20,000,000	0	0	0	20,000,000	0
0	0	0	0	11,000,000	0
10,000,000	0	0	0	55,000,000	0
10,000,000	0	0	0	10,000,000	0
5,770,484	0	0	0	5,770,484	0
20,000,000	0	0	0	20,000,000	0
2,930,017	0	0	0	2,930,017	0
0	0	0	0	15,000,000	0
0	0	0	0	4,000,000	0
5,000,000	0	0	0	5,000,000	0
0	0	0	0	15,000,000	0
0	0	0	2,380,820	2,380,820	0
2,056,927	0	0	0	2,056,927	0
0	0	0	0	30,000,000	40,000,000
0	0	0	0	70,000,000	0
0	0	0	0	35,000,000	0
400,000	0	0	0	400,000	0
1,324,841	0	0	0	1,324,841	0
0	0	0	0	5,000,000	0
0	0	808,840	0	808,840	0
53,871,433	0	0	0	83,871,433	0
178,173	0	0	0	178,173	0
0	0	0	0	80,000,000	0
3,922,675	0	0	0	3,922,675	0
22,500,000	0	0	0	22,500,000	0
0	0	0	21,299,255	21,299,255	0
0	0	0	0	75,000,000	0
0	0	0	0	35,000,000	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
EAST ASIA AND PACIFIC				
	Thailand	Standard Bank Plc	FI	26,000,000
		Solar Power (Korat 1) Company Limited	B	0
	Vietnam	Asia Commercial Bank	C	0
		Saigon Thuong Tin Commercial Joint Stock Bank	C	0
		Theodore Alexander HCM Ltd.	B	10,000,000
		Vietnam Technological and Commercial Joint Stock Bank	FI	24,000,000
		Vietnam Export Import Commercial Joint Stock Bank	C	0
		An Binh Commercial Joint Stock Bank	C	0
		Antara Holdings (Asia) Ltd.	C	0
		SN Power Holdings Singapore, Inc.	C	1,000,000
		Masan Group Corporation	B	40,000,000
	East Asia and Pacific Region	Salamander Energy Plc	B	12,500,000
		Cambodia-Laos Development Fund, S.C.A.	FI	0
		Clean Resources Asia Growth Fund, L.P.	FI	0
LATIN AMERICA AND CARIBBEAN				
	Antigua and Barbuda	American University of Antigua Limited	C	30,000,000
	Argentina	BBVA Banco Frances S.A.	C	0
		Companias Asociadas Petroleras S.A.	B	30,000,000
		Banco de Galicia y Buenos Aires, S.A.	C	0
		Banco Itau Argentina S.A.	C	0
		Banco Patagonia S.A.	FI	30,000,000
		Banco Supervielle S.A.	C	0
		Standard Bank Argentina S.A.	C	0
		Pan American Energy LLC	B	50,000,000
		Banco CMF S.A.	C	0
		ALUAR ALUMINIO ARGENTINO S.A.I.C.	B	0
		Exolgan S.A.	C	0
		Grupo ASSA Worldwide S.L.	C	5,000,000
		Banco Bradesco Argentina S.A.	C	0
	Belize	Atlantic Bank Belize	C	0
	Bolivia	Banco Mercantil S.A.	C	0
		Banco Ganadero	C	0
		Banco de Credito	C	0
	Brazil	TriBanco Brazil	FI	15,000,000
		Ideal Invest S.A.	C	0
		Anhanguera Educacional Participações S.A.	B	28,694,405
		Banco Industrial e Comercial S.A.	FI	25,000,000
		Banco ABC BRASIL S.A.	C	0
		Banco Indusval S.A.	C	0
		Banco Daycoval S.A.	FI	25,000,000
		Banco Fibra S.A.	C	0
		Banco Pine S.A.	C	0
		CIPEF Constellation Coinvestment Fund L.P.	B	0
		NBC BANK BRASIL S.A. BANCO MULTIPLO	C	0
		Banco Sofisa S.A.	C	0
		Centro de Apoio aos Pequenos Empreendimentos do Estado do Maranhao	FI	1,594,684

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	0	0	26,000,000	0
1,699,892	0	0	0	1,699,892	0
0	0	5,000,000	0	5,000,000	0
0	0	78,757,114	0	78,757,114	0
0	0	0	0	10,000,000	0
0	0	167,837,710	0	191,837,710	0
0	0	30,251,373	0	30,251,373	0
0	0	12,670,581	0	12,670,581	0
211,000	0	0	0	211,000	0
0	0	0	0	1,000,000	0
0	0	0	0	40,000,000	0
0	0	0	0	12,500,000	0
4,000,000	0	0	0	4,000,000	0
25,000,000	0	0	0	25,000,000	0
0	0	0	0	30,000,000	0
0	0	18,409	0	18,409	0
0	0	0	0	30,000,000	22,000,000
0	0	17,577,233	0	17,577,233	0
0	0	6,886,927	0	6,886,927	0
0	0	3,279,288	0	33,279,288	0
0	0	1,839,861	0	1,839,861	0
0	0	14,317,149	0	14,317,149	0
0	0	0	0	50,000,000	103,000,000
0	0	10,540,723	0	10,540,723	0
25,000,000	0	0	0	25,000,000	0
0	1,125,000	0	0	1,125,000	0
0	0	0	0	5,000,000	0
0	0	1,384,920	0	1,384,920	0
0	0	665,676	0	665,676	0
0	0	5,488,510	0	5,488,510	0
0	0	5,695,025	0	5,695,025	0
0	0	6,551,885	0	6,551,885	0
0	0	0	0	15,000,000	0
6,713,287	0	0	0	6,713,287	0
0	0	0	0	28,694,405	0
0	0	86,876,500	28,919,286	111,876,500	0
0	0	116,300,000	0	116,300,000	0
0	0	56,520,390	0	56,520,390	0
0	0	95,000,000	0	120,000,000	139,165,850
0	0	225,048,674	0	225,048,674	0
0	0	120,000,000	0	120,000,000	0
103,000,000	0	0	0	103,000,000	0
0	0	25,550,000	0	25,550,000	0
0	0	18,741,063	0	18,741,063	0
0	0	0	0	1,594,684	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
LATIN AMERICA AND CARIBBEAN				
		Foz do Brasil S.A.	B	50,000,000
		Brookfield Incorporacoes S.A.	B	30,000,000
		Ensino Superior Bureau Juridico S.A.	B	35,000,000
		Banco Industrial do Brasil S.A.	C	0
		Banco WestLB do Brasil S.A.	C	0
	Chile	DUOC UC	B	30,000,000
		Central Termoelectrica Andino	B	0
		Bco Internacional S.A.	C	0
	Colombia	BANCOLOMBIA S.A.	FI	11,750,000
		Fundacion Mundo Mujer	FI	6,000,000
		Caruquia S.A. E.S.P.	C	0
		Termoflores S.A. E.S.P.	B	52,500,000
		Corporacion Universitaria Minuto de Dios	B	8,000,000
		Guanaquitas S.A. E.S.P.	C	0
		Energy International Corp.	B	16,500,000
		Greystar Resources	B	0
		Bancamia S.A.	FI	0
		Productos Naturales de la Sabana S.A. Alqueria	B	15,000,000
		Santa Marta International Terminal Company, S.A.	B	16,750,000
		Colombia Movil S.A. E.S.P.	B	40,000,000
		Reintegra SAS	FI	25,000,000
	Costa Rica	Banco Promerica de Costa Rica, S.A.	FI	6,000,000
		Banco Improsa S.A.	FI	20,000,000
	Dominican Republic	Banco BHD S.A.	FI	20,000,000
		Banco Multiple Leon, S.A.	C	0
		Corporacion Aeroportuaria del Este, S.A.	B	20,000,000
		Linea Clave Internacional, S.A.	B	5,000,000
	Ecuador	Moderna Alimentos S.A.	B	8,000,000
	El Salvador	Banco Agricola S.A.	C	0
	Guatemala	Banco Industrial S.A. (Guatemala)	C	0
		Banco GyT Continental S.A.	C	0
		Comunicaciones Celulares S.A.	B	35,000,000
		Grupo Solid Guatemala, S.A.	B	10,000,000
	Guyana	Small Business Development Finance Trust Inc.	FI	300,000
	Haiti	Grupo M, S.A.	B	0
		Grupo M, S.A.	C	3,000,000
		Eurasian Minerals Inc.	C	0
		E-Power S.A.	B	16,000,000
		Societe de Construction d'Immeubles et d'Ouvrages Publics S.A.	B	7,500,000
	Honduras	International Shopping Centers Holdings, Inc-ISC	B	15,000,000
		Banco Popular Covelo	C	0
		Banco Financiera Comercial Hondurena S.A. (Banco Ficohsa)	C	0
		Banco Atlantida S.A.	C	0
		BANCO DEL PAIS S.A.	C	0
	Mexico	Grupo Calidra, S.A. de C.V.	B	5,000,000
		Banco Mercantil del Norte, S. A. Institucion de Banca Multiple	FI	0
		GMAC Financiera	C	1,438,889
		Banco del Bajio, S.A.	C	0

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	0	0	50,000,000	0
17,000,000	0	0	0	47,000,000	0
0	0	0	0	35,000,000	0
0	0	15,100,000	0	15,100,000	0
0	0	29,000,000	0	29,000,000	0
0	0	0	0	30,000,000	0
0	0	0	0	0	10,000,000
0	0	40,000,000	0	40,000,000	0
11,750,000	0	0	0	23,500,000	0
0	0	0	0	6,000,000	0
0	350,000	0	0	350,000	0
0	0	0	0	52,500,000	10,000,000
0	0	0	0	8,000,000	0
0	350,000	0	0	350,000	0
0	0	0	0	16,500,000	0
4,865,233	0	0	0	4,865,233	0
10,000,000	0	0	0	10,000,000	0
5,000,000	0	0	0	20,000,000	0
0	0	0	0	16,750,000	0
0	0	0	0	40,000,000	0
0	0	0	0	25,000,000	0
0	0	9,770,496	0	15,770,496	0
0	0	2,495,000	0	22,495,000	0
0	0	0	0	20,000,000	0
0	0	1,516,271	0	1,516,271	0
0	0	0	0	20,000,000	0
0	0	0	0	5,000,000	0
0	0	0	0	8,000,000	0
0	0	16,802,258	0	16,802,258	0
0	0	2,566,597	0	2,566,597	0
0	0	39,706,292	0	39,706,292	0
0	0	0	0	35,000,000	100,000,000
0	0	0	0	10,000,000	0
0	0	0	0	300,000	0
0	0	0	0	0	3,000,000
0	0	0	0	3,000,000	0
874,751	0	0	0	874,751	0
0	0	0	0	16,000,000	10,000,000
0	0	0	0	7,500,000	0
0	0	0	0	15,000,000	0
1,463,558	0	0	0	1,463,558	0
0	0	52,011,007	0	52,011,007	0
0	0	28,600,113	0	28,600,113	0
0	0	3,810,007	0	3,810,007	0
0	0	0	0	5,000,000	0
150,000,000	0	0	0	150,000,000	0
0	0	0	187,933	1,626,823	0
4,011,442	0	0	0	4,011,442	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
LATIN AMERICA AND CARIBBEAN				
		Grupo Finterra, S.A. DE C.V. Sociedad Financiera de Objeto Múltiple, Entidad No Regulada	FI	1,112,966
		Banco Monex, S.A. Institucion de Banca Multiple	C	0
		Agrofinanzas S.A. de C.V.	FI	0
		Hoteles City Express, S.A.P.I. de C.V.	B	0
		Leasing Operations de Mexico. S. de R.L. de C.V.	FI	0
		Celsol SA de C.V.	B	10,000,000
		Eurus S.A.P.I. de C.V.	A	71,000,000
		Sistema Integral de Abasto Rural S.A. P.I de C.V.	B	0
		Solida Master Trust	FI	0
	Nicaragua	ECOM Agroindustrial Corp. Ltd.	B	9,000,000
		Banco de la Produccion S.A.	C	0
		Banco de Finanzas	C	0
		Banco de America Central, S.A.	C	0
	Panama	QBE del Istmo Reinsurance Company, Inc.	C	0
		Electron Investment, S.A.	A	40,000,000
		Multi Financial Group	C	0
	Paraguay	UABL Limited	C	0
		Interbanco S.A.	C	0
		Financiera El Comercio S.A.E.C.A.	FI	0
		Banco Continental S.A.E.C.A.	C	0
		Banco Regional S.A.	C	0
		Banco Bilbao Vizcaya Argentaria Paraguay S.A.	FI	30,000,000
		NFD Agro Limited	B	0
		Agrihold Management Corp.	B	5,000,000
		Sudameris Bank	C	0
	Peru	Anglo American Quellaveco S.A.	C	0
		Metropolitan Municipality of Lima (Municipalidad Metropolitana de Lima)	FI	0
		Banco Interamericano de Finanzas S.A. – BIF	C	0
		BPZ Resources, Inc.	C	9,938,000
		Titulizadora Peruana Sociedad Titulizadora S.A.	C	0
		Protecta	C	0
		Enfoca Discovery 1 L.P.	FI	0
		Gas Natural de Lima y Callao S.A.	B	50,000,000
		Antares Minerals Inc.	B	0
		Servicio de Agua Potable y Alcantarillado de Lima S.A.	B	64,394,409
	Saint Lucia	Bank of Saint Lucia Limited	C	0
	Trinidad and Tobago	Unicell Paper Mills Caribbean Ltd. (UPMCL)	C	0
	Uruguay	Nuevo Banco Comercial S.A.	C	0
	Central America Region	International Shopping Centers Holdings, Inc-ISC	B	10,000,000
		ECOM Agroindustrial Corp. Ltd.	B	15,000,000
		Hospiteum Corporation	B	14,000,000
	Latin America Region	La Hipotecaria	C	25,000,000

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	0	0	1,112,966	0
0	0	2,800,000	0	2,800,000	0
-18,019	0	0	0	-18,019	0
20,000,000	0	0	0	20,000,000	0
15,630,923	0	0	0	15,630,923	0
1	0	0	0	10,000,001	0
0	0	0	0	71,000,000	27,555,555
2,482,584	0	0	0	2,482,584	0
50,000,000	0	0	0	50,000,000	0
0	0	0	0	9,000,000	0
0	0	3,573,000	0	3,573,000	0
0	0	5,240,397	0	5,240,397	0
0	0	582,960	0	582,960	0
19,000,000	0	0	0	19,000,000	0
0	5,000,000	0	0	45,000,000	0
0	0	40,910,932	0	40,910,932	0
0	1,300,000	0	0	1,300,000	0
0	0	1,409,966	0	1,409,966	0
1,200,000	0	0	0	1,200,000	0
0	0	7,039,509	0	7,039,509	0
0	0	10,548,993	0	10,548,993	0
0	0	40,026,710	0	70,026,710	0
5,000,000	0	0	0	5,000,000	0
0	0	0	0	5,000,000	0
0	0	100,000	0	100,000	0
30,000,000	0	0	0	30,000,000	0
0	0	0	31,684,563	31,684,563	0
0	0	3,000,000	0	3,000,000	0
7,599,416	0	0	0	17,537,416	0
73,710	0	0	329,000	402,710	0
413,959	0	0	0	413,959	0
15,000,000	0	0	0	15,000,000	0
0	0	0	0	50,000,000	0
6,811,680	0	0	0	6,811,680	0
0	0	0	0	64,394,409	0
0	0	6,573,816	0	6,573,816	0
0	600,000	0	0	600,000	0
0	0	3,302,500	0	3,302,500	0
0	0	0	0	10,000,000	0
0	0	0	0	15,000,000	0
0	0	0	0	14,000,000	0
3,500,000	0	0	0	28,500,000	0

PROJECT COMMITMENTS Fiscal Year 2010

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
LATIN AMERICA AND CARIBBEAN				
		GeoPark Holdings Limited	C	0
		Ignia Fund I, L.P.	FI	0
		SEAF Caribbean Growth Fund	FI	0
		Yellowpepper Holding Corp.	C	0
		Kordsa Brasil S.A.	B	25,000,000
MIDDLE EAST AND NORTH AFRICA				
	Afghanistan	Areeba Afghanistan Limited	C	0
		Afghanistan International Bank CJSC	C	0
	Algeria	Maghreb Leasing Algerie S.P.A.	C	0
	Egypt	EFG Hermes Holding S.A.E.	FI	0
		Ahli United Bank (Egypt) S.A.E.	C	0
		Wadi Holdings	B	25,000,000
		MENA Joint Investment Fund S.C.A., SICAV-SIF	FI	0
		Alexandria Portland Cement Company	B	0
		Sphinx Turnaround Fund S.C.A.	FI	0
		African Export-Import Bank	C	50,000,000
		Orient Investment Properties Limited	A	0
	Iraq	Credit Bank of Iraq S.A.	C	0
		Malia Invest Limited	B	14,000,000
	Jordan	Zara Investment Holding Company Limited	B	1,800,000
		Jordan Phosphate Mines Co. (JPMC)	B	50,000,000
		Union Bank	C	0
		Microfund for Women (MFW)	FI	0
		Capital Bank of Jordan	C	0
		Bank of Jordan Ltd.	C	0
		Tamweelcom	FI	3,000,000
	Lebanon	Habib Bank Limited (HBL)	C	0
		Bank of Beirut	C	0
		Fransabank SAL (Fransabank)	C	0
		Byblos Bank S.A.L.	FI	0
		Banque Libano-Francaise	C	0
		BLC bank S.A.L.	C	0
	Morocco	Argan Infrastructure Fund, LLC, PCC	FI	0
		Kasbah Resources Limited	B	0
	Oman	Bank of Beirut	C	0
	Pakistan	Habib Bank Limited (HBL)	C	0
		MCB Bank Limited	C	0
		Askari Commercial Bank Limited	C	0
		Soneri Bank Limited	C	0
		Engro Polymer & Chemicals Ltd.	C	0
		United Bank Limited	C	0
		Habib Metropolitan Bank Ltd.	C	0
		Meezan Bank Limited	C	0
		Bank Alfalah Limited	C	0
		SilkBank Limited	C	0
		Allied Bank Limited	C	0
		Qasim International Container Terminal	B	30,000,000
		Bank Al Habib Limited	C	0

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
2,000,000	0	0	0	2,000,000	0
10,000,000	0	0	0	10,000,000	0
10,000,000	0	0	0	10,000,000	0
3,000,000	0	0	0	3,000,000	0
0	0	0	0	25,000,000	0
6,400,000	0	0	0	6,400,000	0
0	0	2,776,919	0	2,776,919	0
1,507,756	0	0	0	1,507,756	0
20,000,000	0	0	0	20,000,000	0
0	0	2,747,790	0	2,747,790	0
0	0	0	0	25,000,000	0
25,000,000	0	0	0	25,000,000	0
120,256,000	0	0	0	120,256,000	0
1,500,000	0	0	0	1,500,000	0
0	0	0	0	50,000,000	0
120,000,000	0	0	0	120,000,000	0
1,874,532	0	0	0	1,874,532	0
0	0	0	0	14,000,000	0
0	0	0	0	1,800,000	0
0	0	0	0	50,000,000	60,000,000
0	0	3,884,447	0	3,884,447	0
0	0	0	438,552	438,552	0
0	0	4,943,653	0	4,943,653	0
0	0	12,922,776	0	12,922,776	0
0	0	0	0	3,000,000	0
0	0	151,883	0	151,883	0
0	0	37,645,459	0	37,645,459	0
0	0	7,159,418	0	7,159,418	0
99,999,999	0	0	0	99,999,999	0
0	0	46,888,525	0	46,888,525	0
0	0	128,997	0	128,997	0
11,730,800	0	0	0	11,730,800	0
2,232,384	0	0	0	2,232,384	0
0	0	330,704	0	330,704	0
0	0	64,438,128	0	64,438,128	0
0	0	18,717,601	0	18,717,601	0
0	0	21,162,667	0	21,162,667	0
0	0	9,412,029	0	9,412,029	0
2,491,528	0	0	0	2,491,528	0
0	0	17,478,068	0	17,478,068	0
0	0	46,422,486	0	46,422,486	0
0	0	38,765,632	0	38,765,632	0
0	0	36,247,224	0	36,247,224	0
15,779,898	0	9,972,031	0	25,751,929	0
0	0	25,701,742	0	25,701,742	0
0	0	0	0	30,000,000	0
0	0	91,501,757	0	91,501,757	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
MIDDLE EAST AND NORTH AFRICA				
		Laraib Energy Ltd.	B	35,000,000
		Mashal LNG Holding BV	C	3,000,000
		Engro Chemicals Pakistan Limited	B	50,000,000
	Saudi Arabia	Saudi Orix Leasing Company (SOLC)	FI	20,000,000
		Riyad Bank	C	0
	Syrian Arab Republic	Bank of Syria and Overseas	C	0
	West Bank and Gaza	Alrafah Microfinance Bank	C	0
		Bank of Palestine	C	0
		AMAL	C	0
	Yemen, Republic of	Saba Islamic Bank	C	0
	MENA Region	Nuqul Group	B	30,000,000
		FIMBank Plc	C	0
		First Education Holding B.S.C. (c)	B	0
		Kuwait Energy Company KSCC	B	50,000,000
		Intaj Capital II L.P.	FI	0
		Gulf Agency Company Ltd.	B	35,000,000
		City Group Company K.S.C.	B	30,000,000
		Zulekha Healthcare Holding Limited	B	24,000,000
		Metito Utilities Limited	B	0
SOUTH ASIA				
	Bangladesh	BRAC Bank	C	0
		Eastern Bank Limited	C	0
		Southeast Bank Limited	C	0
		Export Import Bank of Bangladesh Ltd.	C	0
		SEAF Bangladesh Ventures	FI	0
	Bhutan	Bhutan National Bank Limited	C	0
	India	Infrastructure Development Finance Company Limited	FI	75,000,000
		Snowman Frozen Foods Limited	B	0
		Continental Carbon India Limited	B	3,904,000
		Heartland Information Services	C	0
		Apollo Tyres Limited	B	30,000,000
		Kotak Mahindra Bank Limited	C	0
		Atul Limited	B	12,500,000
		Jain Irrigation Systems Ltd.	B	15,000,000
		The Federal Bank Limited	C	0
		Petronet LNG Limited	B	0
		Financial Information Network & Operations Pvt. Ltd.	C	0
		VenturEast Proactive Fund	FI	0
		Bhilwara Energy Limited	A	0
		Kanoria Chemicals and Industries Ltd.	B	17,219,113
		Soktas India Private Limited India	C	0
		Waterhealth India Private Limited	B	0
		Zephyr Peacock India Fund II Limited	FI	0
		Maharashtra State Electricity Transmission Company Limited	B	50,056,278
		CHOLAMANDALAM INVESTMENT AND FINANCE COMPANY LTD.	FI	0
		Export-Import Bank of India	FI	75,000,000

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	0	0	35,000,000	0
0	0	0	0	3,000,000	0
0	0	0	0	50,000,000	0
0	0	0	0	20,000,000	0
0	0	0	29,993,202	29,993,202	0
0	0	848,396	0	848,396	0
0	0	3,787,243	0	3,787,243	0
0	0	4,450,642	0	4,450,642	0
0	0	0	75,400,000	75,400,000	0
0	0	12,300,120	0	12,300,120	0
0	0	0	0	30,000,000	0
0	0	20,810,645	0	20,810,645	0
8,000,000	0	0	0	8,000,000	0
0	0	0	0	50,000,000	0
20,000,000	0	0	0	20,000,000	0
0	0	0	0	35,000,000	0
0	0	0	0	30,000,000	0
0	0	0	0	24,000,000	0
20,000,000	0	0	0	20,000,000	0
0	0	32,768,848	0	32,768,848	0
0	0	47,948,409	0	47,948,409	0
0	0	25,961,680	0	25,961,680	0
0	0	9,220,005	0	9,220,005	0
12,000,000	0	0	0	12,000,000	0
0	0	678,000	0	678,000	0
0	0	0	0	75,000,000	0
5,357,232	0	0	0	5,357,232	0
0	0	0	0	3,904,000	0
500,000	0	0	0	500,000	0
0	0	0	0	30,000,000	0
0	0	9,310,268	0	9,310,268	0
0	0	0	0	12,500,000	0
0	0	0	0	15,000,000	0
0	0	16,035	0	16,035	0
0	0	0	0	0	150,000,000
2,782,399	0	0	0	2,782,399	0
8,750,000	0	0	0	8,750,000	0
23,895,831	0	0	0	23,895,831	0
0	0	0	0	17,219,113	0
432,496	0	0	0	432,496	0
1	0	0	0	1	0
8,690,000	0	0	0	8,690,000	0
0	0	0	0	50,056,278	0
22,590,654	0	0	0	22,590,654	0
0	0	0	0	75,000,000	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
SOUTH ASIA				
		Volkswagen India Pvt. Ltd.	B	0
		Auro Mira Bio Systems Kanyakumari Pvt. Ltd.	B	6,198,881
		Kalyani Gerdau Steels Limited	B	25,000,000
		Azure Power India Private Limited	B	5,500,000
		AU Financiers (India) Private Limited	FI	0
		Belstar Investment & Finance Pvt. Ltd.	FI	0
		Auro Mira Energy Company Private Limited	B	0
		Cairn Energy Hydrocarbons Limited	A	250,000,000
		Husk Power Systems Inc.	B	0
		WEG S.A.	B	25,000,000
		Utkarsh Micro Finance Private Limited	FI	0
		Vicat Sagar Cement Private Ltd.	A	75,000,000
		Suvidhaa Inforserve Private Limited	C	0
		Applied Solar Technologies Pvt. Ltd.	C	9,948,823
		Craftsman Automation Private Limited	B	0
		Aavishkaar Goodwell India Microfinance Development Company II	FI	0
		Dewan LIS New Co.	C	0
	Maldives	Universal Enterprises Pvt. Limited	B	2,500,000
	Nepal	Butwal Power Company (BPC)	B	6,500,000
		Bank of Kathmandu Limited	C	0
		Nepal Industrial and Commercial Bank Ltd.	C	0
		Himalayan Bank Limited	C	0
		Nirdhan Utthan Bank Ltd.	FI	0
		Nepal Investment Bank Ltd.	C	0
	Sri Lanka	Commercial Bank of Ceylon	C	0
		Nations Trust Bank Ltd.	C	0
		National Development Bank Plc	FI	0
		Asiri Hospital Limited	B	20,000,000
	Southern Asia Region	South Asia Clean Energy Fund, L.P.	FI	0
SUB-SAHARAN AFRICA				
	Angola	Banco de Fomento. S.A.R.L	C	0
	Benin	Ecobank Benin	C	0
		Diamond Bank Benin S.A.	C	0
	Botswana	Tsodilo Resource Limited	B	0
	Burkina Faso	Ecobank-Burkina	C	0
		Gryphon Minerals	C	0
		Volta Resources	B	0
	Burundi	Interbank Burundi S.A.	C	0
	Cameroon	Ecobank Cameroun S.A.	FI	3,784,090
		Nosa Sarl	B	1,516,154
		Advans Cameroun	FI	1,014,815
		Dibamba Power Development Company	B	31,027,500
	Central African Republic	Ecobank Centrafrique S. A.	FI	2,838,067
	Chad	Ecobank Tchad S.A.	FI	2,838,067
		Millicom Tchad S.A.	B	21,197,426
		Imprimerie Aubaine Graphic S.A.	B	2,854,530
	Congo, Democratic Republic of	Pro Credit Bank SARL	C	0

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	0	0	0	105,922,500
0	0	0	0	6,198,881	0
0	0	0	0	25,000,000	0
4,500,000	0	0	0	10,000,000	0
7,591,368	0	0	0	7,591,368	0
1,152,436	0	0	0	1,152,436	0
7,721,202	0	0	0	7,721,202	0
0	0	0	0	250,000,000	0
350,000	0	0	0	350,000	0
0	0	0	0	25,000,000	0
301,334	0	0	0	301,334	0
0	0	0	0	75,000,000	68,260,500
5,000,000	0	0	0	5,000,000	0
5,480,360	0	0	0	15,429,183	0
9,695,142	0	0	0	9,695,142	0
2,000,000	0	0	0	2,000,000	0
4,450,626	0	0	0	4,450,626	0
0	0	0	0	2,500,000	0
0	0	0	0	6,500,000	0
0	0	4,241,239	0	4,241,239	0
0	0	1,728,125	0	1,728,125	0
0	0	1,065,515	0	1,065,515	0
255,171	0	0	0	255,171	0
0	0	26,070	0	26,070	0
0	0	27,368,750	0	27,368,750	0
0	0	614,879	0	614,879	0
0	0	7,253,400	12,637,122	19,890,522	0
0	0	0	0	20,000,000	0
10,000,000	0	0	0	10,000,000	0
0	0	23,397,531	0	23,397,531	0
0	0	11,004,584	0	11,004,584	0
0	0	19,768,302	0	19,768,302	0
4,761,225	0	0	0	4,761,225	0
0	0	5,824,638	0	5,824,638	0
1,039,723	0	0	0	1,039,723	0
6,412,196	0	0	0	6,412,196	0
0	0	25,148	0	25,148	0
0	0	2,653,454	0	6,437,544	0
0	0	0	0	1,516,154	0
0	0	0	0	1,014,815	0
0	0	0	0	31,027,500	0
0	0	0	0	2,838,067	0
0	0	0	0	2,838,067	0
0	0	0	0	21,197,426	0
0	0	0	0	2,854,530	0
810,000	0	0	0	810,000	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
SUB-SAHARAN AFRICA				
		Rawbank Commercial Banking	C	0
		Advans Banque Congo	C	0
		Millicom DRC	B	50,000,000
	Cote d'Ivoire	Groupe Industriel Madiou Simpara S.A.	B	10,177,020
		Ecobank – Cote d'Ivoire	C	0
	Ethiopia	Nyota Minerals Limited	B	0
	Ghana	Ecobank Ghana Limited	C	0
		Merchant Bank (Ghana) Limited	C	0
		The Trust Bank	C	0
		Ghana Primary Mortgage Market Initiative	C	10,000,000
		EB-ACCION Savings and Loans Company Limited	FI	0
		Esoko	C	0
		Vodafone Ghana	B	100,000,000
		NGB Ghana Ltd.	C	0
		Bulk Distribution Companies	B	0
	Kenya	Diamond Trust of Kenya Limited	C	0
		BARCLAYS BANK OF KENYA LIMITED	C	0
		I and M Bank Ltd.	C	0
		Prime Bank Limited	C	0
		Kenya Commercial Bank	C	0
		Ecobank Kenya Limited	FI	12,500,000
	Liberia	Liberian Bank for Development and Investment	C	0
		AccessBank Liberia	C	0
		Ecobank Liberia	FI	3,000,000
	Madagascar	Bank of Africa Madagascar	C	0
	Malawi	Stanbic Malawi	FI	0
		NBS Bank Limited	C	0
			C	0
	Mali	Groupe Industriel Madiou Simpara S.A.	B	5,709,060
		Ecobank Mali	FI	0
	Mauritania	Generale de Banque de Mauritanie pour l'Investissement et le Commerce	C	0
	Mozambique	Banco Comerciale de Investimentos Fomento	FI	30,000,000
		Bakhresa Grain Milling (Mozambique) Limitada	B	8,000,000
		AFRICAN BANKING CORPORATION MOZAMBIQUE	C	0
	Niger	Ecobank Niger	C	0
	Nigeria	Helios Towers Nigeria Limited	B	50,000,000
		Helios Towers Nigeria Limited	C	0
		Zambeef Products Plc	B	3,000,000
		Diamond Bank Plc	C	0
		Guaranty Trust Bank Plc	C	0
		First Bank of Nigeria Plc	FI	87,500,000
		Access Bank Plc	C	0
		Zenith Bank Plc	C	0
		First City Monument Bank	C	0
		AB Nigeria Microfinance Bank	FI	3,192,204

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	3,313,707	0	3,313,707	0
1,050,500	0	0	0	1,050,500	0
0	0	0	0	50,000,000	30,000,000
0	0	0	0	10,177,020	0
0	0	5,950,453	0	5,950,453	0
5,289,746	0	0	0	5,289,746	0
0	0	26,238,335	0	26,238,335	0
0	0	7,154,208	0	7,154,208	0
0	0	8,161,173	0	8,161,173	0
0	0	0	0	10,000,000	0
31,000	0	0	0	31,000	0
1,250,000	0	0	0	1,250,000	0
0	0	0	0	100,000,000	0
2,500,000	0	0	0	2,500,000	0
0	0	0	150,000,000	150,000,000	0
0	0	1,400,349	0	1,400,349	0
0	0	10,851,701	0	10,851,701	0
0	0	9,999,095	0	9,999,095	0
0	0	1,556,240	0	1,556,240	0
0	0	23,829,304	0	23,829,304	0
0	0	0	0	12,500,000	0
0	0	300,000	0	300,000	0
450,000	0	0	0	450,000	0
0	0	0	0	3,000,000	0
0	0	21,598,276	0	21,598,276	0
0	0	0	5,836,575	5,836,575	0
0	0	11,601,731	0	11,601,731	0
0	0	14,895,879	0	14,895,879	0
0	0	0	0	5,709,060	0
0	0	5,424,664	5,905,886	5,424,664	0
0	0	1,299,745	0	1,299,745	0
0	0	0	0	30,000,000	0
0	0	0	0	8,000,000	0
0	0	3,500,000	0	3,500,000	0
0	0	4,000,000	0	4,000,000	0
0	0	0	0	50,000,000	44,000,000
0	4,000,000	0	0	4,000,000	0
0	0	0	0	3,000,000	0
0	0	41,899,504	0	41,899,504	0
0	0	53,295,560	0	53,295,560	0
0	0	0	0	87,500,000	0
0	0	221,173,333	0	221,173,333	0
0	0	94,905,271	0	94,905,271	0
0	0	42,434,869	0	42,434,869	0
0	0	0	0	3,192,204	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
SUB-SAHARAN AFRICA				
		Ecobank Nigeria Plc	C	0
		Tantalizers Plc	B	7,000,000
		Adlevo Capital Africa LLC	FI	0
		Capic Hexagon Limited	B	5,500,000
		Skye Capic Limited	B	6,600,000
	Rwanda	Tourism Promotion Services Rwanda Limited	B	0
		Bakhresa Grain Milling (Rwanda) Limited	B	2,500,000
	Sao Tome and Principe	Banco Internacional de Sao Tome e Principe	C	0
	Senegal	MicroCred Senegal	FI	0
		Ecobank Senegal	C	0
		Compagnie Marocco-Senegalaise d'Electricite/Saint Louis S.A.	B	0
		Groupe Industriel Madiou Simpara S.A.	B	1,489,320
	Seychelles	Universal Enterprises Pvt. Limited	A	20,000,000
	Sierra Leone	Sierra Leone Commercial Bank	C	0
		Rokel Commercial Bank	C	0
		Guaranty Trust Bank Sierra Leone	C	0
	South Africa	Sasfin Bank Limited	C	0
		Hernic Ferrochrome Pty Limited	B	2,500,000
		Marico South Africa (Pty) Limited	B	5,000,000
		Curro Holdings PTY Limited	C	9,399,444
		Life Healthcare Group Pty Ltd.	B	0
	Tanzania, United Republic of	Exim Bank of Tanzania	C	0
		AccessBank Tanzania Limited	C	0
		AFRICAN BANKING CORPORATION TANZANIA	C	0
		Helio Resource Corp.	B	0
		CRJE Estate Limited	B	10,000,000
	Togo	Ecobank Togo	C	0
		ContourGlobal Togo S.A.	B	8,500,000
	Uganda	Orient Bank Limited	C	0
		Nakasero Hospital	B	3,000,000
	Zambia	Zambeef Products Plc	B	7,000,000
		AFRICAN BANKING CORPORATION ZAMBIA	C	0
		Kiwara plc	B	0
		Zambia National Commercial Bank Plc	FI	25,000,000
	Africa Region	Emerging Africa Infrastructure Fund Ltd.	FI	48,750,000
		Horus Development Finance	C	0
		Investment Fund for Health in Africa B.V.	FI	0
		Africinvest II Fund, LLC	C	0
		Africa Infrastructure Investment Fund 2	FI	0
		African Development Partners I, LLC	FI	0
		Regional MSME Investment Fund for Sub-Saharan Africa	FI	8,000,000
		Absa Bank Limited	FI	150,000,000
		Baobab Investments Limited	C	0
		ECP Africa Fund III, PCC	FI	0
		Scancem International ANS	A	0
		GEF Africa Sustainable Forestry Fund L.P.	FI	0

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
0	0	58,165,898	0	58,165,898	0
1,500,000	0	0	0	8,500,000	0
10,000,000	0	0	0	10,000,000	0
0	0	0	0	5,500,000	0
0	0	0	0	6,600,000	0
950,000	0	0	0	950,000	0
0	0	0	0	2,500,000	0
0	0	67,862	0	67,862	0
1,316,761	0	0	0	1,316,761	0
0	0	2,716,884	0	2,716,884	0
750,000	0	0	0	750,000	0
0	0	0	0	1,489,320	0
0	0	0	0	20,000,000	0
0	0	604,749	0	604,749	0
0	0	96,750	0	96,750	0
0	0	350,000	0	350,000	0
0	0	9,716,984	0	9,716,984	0
0	0	0	0	2,500,000	0
0	0	0	0	5,000,000	0
0	0	0	0	9,399,444	0
100,000,000	0	0	0	100,000,000	0
0	0	4,285,164	0	4,285,164	0
259,500	0	0	0	259,500	0
0	0	595,756	0	595,756	0
7,629,220	0	0	0	7,629,220	0
0	0	0	0	10,000,000	0
0	0	6,641,653	0	6,641,653	0
5,500,000	0	0	0	14,000,000	0
0	0	3,000,000	0	3,000,000	0
0	0	0	0	3,000,000	0
0	0	0	0	7,000,000	0
0	0	50,108	0	50,108	0
9,000,000	0	0	0	9,000,000	0
0	0	0	0	25,000,000	0
0	0	0	0	48,750,000	0
7,331,750	0	0	0	7,331,750	0
6,793,250	0	0	0	6,793,250	0
5,162,870	0	0	0	5,162,870	0
100,000,000	0	0	0	100,000,000	0
24,392,775	0	0	0	24,392,775	0
0	0	0	0	8,000,000	0
0	0	0	0	150,000,000	0
3,000,000	0	0	0	3,000,000	0
25,000,000	0	0	0	25,000,000	0
110,000,000	0	0	0	110,000,000	0
20,000,000	0	0	0	20,000,000	0

IFC Region	Country Name	Company Name	Environment & Social Category Code	IFC Loan & Quasi-Loan Commitments ($)
SUB-SAHARAN AFRICA				
		New Africa Mining Fund II	FI	0
		Helios Towers Africa Limited	B	0
		AKFED S.A.	B	25,000,000
	Central Africa Region	Central Africa SME Fund C.V.	FI	0
	Eastern Africa Region	Fanisi Venture Capital Fund S.C.A., SICAV-SIF	FI	0
		Export Trading Co. Ltd.	B	0
		Spencon International Limited	B	12,000,000
	Southern Africa Region	Agri-Vie Fund PCC	FI	0
	Western Africa Region	West Africa Venture Fund, LLC	FI	0
GLOBAL				
	World Region	Eurasian Minerals Inc.	B	0
		ProCredit Holding	FI	31,027,500
		Shorebank Corporation	FI	0
		Commerzbank A.G.	C	125,000,000
		Standard Chartered Bank	C	0
		WaterHealth International	B	0
		Rural Impulse Fund S.A., SICAV-FIS	FI	0
		JPMorgan Chase Bank, N.A.	C	100,000,000
		Leapfrog Financial Inclusion Fund	C	0
		Lydian International Ltd.	C	0
		Microfinance Enhancement Facility	C	0
		IFC Capitalization (Equity) Fund, L.P.	FI	0
		IFC Capitalization (Subordinated Debt) Fund, L.P.	FI	0
		CHF Development Finance International, LLC	FI	0
		IFC Capitalization (Equity) Fund, G.P.	FI	0
		IFC Capitalization (Subordinated Debt) Fund, G.P.	FI	0
		Emerging Market Secondaries Fund	FI	0
		IFC Founder Partner – IFC African, Latin America & Caribbean Fund, L.P.	FI	0

IFC Equity & Quasi-Equity Commitments ($)	Risk Management Commitments ($)	Trade Finance Guarantee Commitments ($)	Non-Trade Finance Guarantee Commitments ($)	Total Commitments for IFC's Own Account ($)	Syndications Commitments ($)
30,000,000	0	0	0	30,000,000	0
25,000,000	0	0	0	25,000,000	0
0	0	0	0	25,000,000	0
12,500,000	0	0	0	12,500,000	0
7,500,000	0	0	0	7,500,000	0
0	0	0	40,000,000	40,000,000	0
0	0	0	0	12,000,000	0
7,000,000	0	0	0	7,000,000	0
13,500,000	0	0	0	13,500,000	0
5,028,220	0	0	0	5,028,220	0
0	0	0	0	31,027,500	0
10,000,000	0	0	0	10,000,000	0
0	0	0	0	125,000,000	0
0	0	0	51,000,000	51,000,000	0
5,000,000	0	0	0	5,000,000	0
13,313,500	0	0	0	13,313,500	0
0	0	0	0	100,000,000	0
20,000,000	0	0	0	20,000,000	0
1,826,945	0	0	0	1,826,945	0
0	10,000,000	0	0	10,000,000	0
182,725,996	0	0	0	182,725,996	0
9,888,253	0	0	0	9,888,253	0
1,500,000	0	0	0	1,500,000	0
10,000	0	0	0	10,000	0
10,000	0	0	0	10,000	0
25,000,000	0	0	0	25,000,000	0
14,036,341	0	0	0	14,036,341	0

Statement of Cumulative Gross Commitments[1] (At June 30, 2010) ($ Thousands)

Region	Country	Number of Enterprises	IFC	Syndication & Guarantee Participants	Total
SUB-SAHARAN AFRICA					
	Angola	7	189,222.4	–	189,222.4
	Benin	10	44,206.6	–	44,206.6
	Botswana	6	33,454.1	–	33,454.1
	Burkina Faso	13	50,584.4	–	50,584.4
	Burundi	5	9,535.5	–	9,535.5
	Cameroon	34	444,001.9	471,500.0	915,501.9
	Cape Verde	6	15,901.9	–	15,901.9
	Central African Republic	1	2,838.1	–	2,838.1
	Chad	7	45,312.9	13,900.0	59,212.9
	Congo Republic	6	115,005.4	25,000.0	140,005.4
	Congo, Democratic Republic of	20	237,103.2	94,000.0	331,103.2
	Côte d'Ivoire	41	273,110.4	70,963.8	344,074.2
	Djibouti	1	4,000.0	–	4,000.0
	Eritrea	1	949.2	–	949.2
	Ethiopia	5	76,848.5	1,719.0	78,567.5
	Gabon	5	145,588.0	110,000.0	255,588.0
	Gambia, The	9	15,361.5	–	15,361.5
	Ghana	63	1,127,572.0	379,500.0	1,507,072.0
	Guinea	10	68,683.6	–	68,683.6
	Guinea-Bissau	4	7,246.0	–	7,246.0
	Kenya	79	708,902.6	59,294.6	768,197.2
	Lesotho	2	454.0	–	454.0
	Liberia	6	30,071.6	–	30,071.6
	Madagascar	21	130,734.4	21,000.0	151,734.4
	Malawi	19	95,841.1	9,500.0	105,341.1
	Mali	21	138,897.4	40,000.0	178,897.4
	Mauritania	12	99,917.3	9,502.6	109,419.9
	Mauritius	15	68,619.3	96.0	68,715.3
	Mozambique	27	277,084.3	–	277,084.3
	Namibia	5	34,165.8	–	34,165.8
	Niger	3	10,808.1	–	10,808.1
	Nigeria	77	3,223,405.1	237,155.0	3,460,560.1
	Rwanda	8	33,905.5	–	33,905.5
	Sao Tome and Principe	1	136.0	–	136.0
	Senegal	26	167,227.8	12,398.0	179,625.8
	Seychelles	7	39,443.2	2,500.0	41,943.2
	Sierra Leone	7	64,003.0	25,000.0	89,003.0
	Somalia	2	974.6	–	974.6
	South Africa	68	1,497,850.6	15,000.0	1,512,850.6
	Sudan	6	27,267.8	6,488.8	33,756.6
	Swaziland	9	47,779.5	–	47,779.5
	Tanzania, United Republic of	49	264,829.0	13,040.5	277,869.5
	Togo	10	45,855.5	–	45,855.5
	Uganda	46	291,562.4	13,088.4	304,650.8
	Zambia	36	208,873.2	20,285.8	229,159.0
	Zimbabwe	51	284,261.9	99,000.0	383,261.9
	Regional Investments: Sub-Saharan Africa	58	1,589,500.5	1,906.0	1,591,406.5

Region	Country	Number of Enterprises	IFC	Syndication & Guarantee Participants	Total
EAST ASIA AND PACIFIC					
	Cambodia	7	98,164.5	60,000.0	158,164.5
	China	**186**	**3,952,992.6**	**1,010,553.7**	**4,963,546.4**
	Fiji	8	47,993.2	2,500.0	50,493.2
	Indonesia	**107**	**2,609,509.5**	**1,459,655.4**	**4,069,164.9**
	Kiribati	1	1,798.0	–	1,798.0
	Korea, Republic of	**50**	**866,449.2**	**195,700.0**	**1,062,149.2**
	Lao People's Democratic Republic	10	49,579.6	–	49,579.6
	Malaysia	**12**	**154,868.4**	**5,389.1**	**160,257.5**
	Mongolia	10	78,819.4	–	78,819.4
	Papua New Guinea	**6**	**222,472.3**	**–**	**222,472.3**
	Philippines	93	2,355,992.8	695,879.6	3,051,872.4
	Samoa	**7**	**20,096.6**	**–**	**20,096.6**
	Singapore	2	1,546.8	–	1,546.8
	Solomon Islands	**1**	**35,000.0**	**–**	**35,000.0**
	Thailand	69	1,309,859.9	1,701,374.1	3,011,234.0
	Tonga	**1**	**6,787.0**	**–**	**6,787.0**
	Vanuatu	2	14,416.6	–	14,416.6
	Vietnam	**36**	**1,064,380.3**	**243,135.0**	**1,307,515.3**
	Regional Investments: East Asia and Pacific	26	683,123.1	–	683,123.1
SOUTH ASIA					
	Bangladesh	27	558,122.0	52,745.4	610,867.4
	Bhutan	**3**	**11,402.7**	**–**	**11,402.7**
	India	287	7,350,622.0	1,351,639.8	8,702,261.8
	Maldives	**7**	**168,250.0**	**8,500.0**	**176,750.0**
	Nepal	14	103,260.9	36,000.0	139,260.9
	Sri Lanka	**30**	**394,524.9**	**23,615.6**	**418,140.5**
	Regional Investments: South Asia	9	213,070.0	–	213,070.0
EUROPE & CENTRAL ASIA					
	Albania	16	267,137.1	9,893.0	277,030.0
	Armenia	**8**	**85,175.3**	**–**	**85,175.3**
	Azerbaijan	23	315,842.9	72,930.0	388,772.9
	Belarus	**14**	**153,953.3**	**–**	**153,953.3**
	Bosnia And Herzegovina	29	281,213.4	10,577.6	291,790.9
	Bulgaria	**22**	**495,003.6**	**128,354.0**	**623,357.6**
	Croatia	15	527,307.3	123,283.2	650,590.5
	Cyprus	**7**	**32,181.5**	**645.3**	**32,826.7**
	Czech Republic	18	396,807.9	245,587.9	642,395.8
	Estonia	**11**	**137,806.1**	**11,855.0**	**149,661.1**
	Georgia	13	441,733.3	–	441,733.3
	Greece	**6**	**25,742.3**	**40,131.3**	**65,873.6**
	Hungary	34	437,985.4	70,334.8	508,320.2
	Kazakhstan	**29**	**1,046,881.6**	**282,916.7**	**1,329,798.3**
	Kyrgyz Republic	12	81,161.2	–	81,161.2
	Latvia	**7**	**80,966.8**	**35,000.0**	**115,966.8**
	Lithuania	11	95,041.0	9,309.0	104,350.0
	Macedonia, Former Yugoslav Republic of	**13**	**182,390.7**	**25,000.0**	**207,390.7**
	Moldova	13	124,338.3	25,000.0	149,338.3

Statement of Cumulative Gross Commitments[1] (At June 30, 2010) ($ Thousands)

Region	Country	Number of Enterprises	IFC	Syndication & Guarantee Participants	Total
EUROPE & CENTRAL ASIA					
	Montenegro	5	60,263.1	–	60,263.1
	Poland	**44**	**438,121.4**	**115,316.8**	**553,438.3**
	Republic of Kosovo	2	19,218.7	–	19,218.7
	Romania	**34**	**1,113,112.5**	**384,998.7**	**1,498,111.2**
	Russian Federation	163	5,566,144.0	1,495,139.1	7,061,283.1
	Serbia	**29**	**677,620.3**	**92,422.8**	**770,043.0**
	Slovakia	7	115,543.7	–	115,543.7
	Slovenia	**12**	**304,270.4**	**47,382.7**	**351,653.1**
	Tajikistan	15	62,469.1	–	62,469.1
	Turkey	**150**	**5,120,872.8**	**2,656,220.9**	**7,777,093.8**
	Ukraine	37	1,309,689.3	601,700.0	1,911,389.3
	Uzbekistan	**16**	**77,414.2**	**12,900.0**	**90,314.2**
	Regional Investments: Europe & Central Asia	49	1,852,318.2	82,592.0	1,934,910.2
LATIN AMERICA & CARIBBEAN					
	Antigua and Barbuda	1	30,000.0	–	30,000.0
	Argentina	**187**	**4,345,301.1**	**3,634,464.5**	**7,979,765.6**
	Barbados	4	8,625.1	–	8,625.1
	Belize	**4**	**22,165.7**	**11,000.0**	**33,165.7**
	Bolivia	28	404,545.3	140,500.0	545,045.3
	Brazil	**219**	**8,156,037.2**	**4,438,290.6**	**12,594,327.8**
	Chile	51	1,383,270.7	1,004,482.7	2,387,753.4
	Colombia	**101**	**2,214,696.3**	**727,631.0**	**2,942,327.4**
	Costa Rica	22	303,991.2	99,708.8	403,700.0
	Dominica	**1**	**700.0**	**–**	**700.0**
	Dominican Republic	30	522,473.5	219,850.0	742,323.5
	Ecuador	**23**	**282,147.5**	**39,240.1**	**321,387.6**
	El Salvador	16	276,120.6	113,500.0	389,620.6
	Grenada	**2**	**8,000.0**	**–**	**8,000.0**
	Guatemala	23	539,516.5	210,000.0	749,516.5
	Guyana	**6**	**13,975.0**	**–**	**13,975.0**
	Haiti	8	65,874.1	10,000.0	75,874.1
	Honduras	**16**	**335,015.0**	**79,400.8**	**414,415.7**
	Jamaica	19	307,381.6	149,694.5	457,076.0
	Mexico	**163**	**4,410,515.8**	**2,217,133.5**	**6,627,649.4**
	Nicaragua	18	206,631.3	12,428.6	219,059.9
	Panama	**24**	**1,196,274.3**	**153,300.0**	**1,349,574.3**
	Paraguay	14	242,396.1	10,000.0	252,396.1
	Peru	**67**	**1,531,106.5**	**528,621.2**	**2,059,727.7**
	Saint Lucia	3	40,307.0	–	40,307.0
	Trinidad and Tobago	**15**	**302,403.7**	**235,000.0**	**537,403.7**
	Uruguay	16	283,279.4	120,000.0	403,279.4
	Venezuela	**39**	**897,229.5**	**703,791.4**	**1,601,021.0**
	Regional Investments: Latin America & Caribbean	52	833,751.9	160,000.0	993,751.9

Region	Country	Number of Enterprises	IFC	Syndication & Guarantee Participants	Total
MIDDLE EAST AND NORTH AFRICA					
	Afghanistan	7	147,957.4	–	147,957.4
	Algeria	**14**	**234,339.9**	**5,556.9**	**239,896.8**
	Egypt	80	2,070,870.5	664,871.3	2,735,741.8
	Iran, Islamic Republic of	**11**	**63,342.9**	**8,199.5**	**71,542.4**
	Iraq	3	112,486.3	–	112,486.3
	Israel	**1**	**10,500.0**	**–**	**10,500.0**
	Jordan	40	742,929.3	290,250.0	1,033,179.3
	Lebanon	**32**	**1,118,387.9**	**230,430.0**	**1,348,817.9**
	Morocco	37	688,099.6	515,014.1	1,203,113.7
	Oman	**7**	**230,859.6**	**57,000.0**	**287,859.6**
	Pakistan	116	2,798,924.4	607,970.1	3,406,894.5
	Saudi Arabia	**7**	**183,486.3**	**–**	**183,486.3**
	Syrian Arab Republic	4	24,667.3	–	24,667.3
	Tunisia	**25**	**429,860.0**	**417,227.8**	**847,087.8**
	United Arab Emirates	2	30,000.0	–	30,000.0
	Yemen, Republic of	**14**	**202,054.6**	**56,104.7**	**258,159.2**
	Regional Investments: Middle East and North Africa	27	789,611.7	3,000.0	792,611.7
WORLDWIDE					
	Australia	2	975.0	–	975.0
	Finland	**4**	**1,233.1**	**1,914.5**	**3,147.6**
	Italy	1	960.0	–	960.0
	Portugal	**7**	**51,811.1**	**11,000.0**	**62,811.1**
	Spain	5	19,042.5	1,685.0	20,727.5
	Regional Investments: Worldwide	**76**	**2,996,527.7**	**308,000.0**	**3,304,527.7**
	Other[2]	23	205,693.7	1,400.0	207,093.7
TOTAL		4,517	98,906,078.1	33,375,678.3	132,281,756.3

1. Commitments are composed of funds to be provided by IFC for its own account, funds to be provided by participants through the purchase of an interest in IFC's investment, and funds to be provided by other financial institutions in associations with IFC, where IFC has rendered material assistance in mobilizing these funds.

2. Of this amount, $9.8 million ($8.4 million for IFC and $1.4 million for participant's account) represents investments made at a time when the authorities on Taiwan represented China in the International Finance Corporation. The balance represents investments in the West Bank and Gaza, Taiwan, and China, Hong Kong SAR.

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Angola		**Banco de Fomento. S.A.R.L.**	**Finance & Insurance**	**FY08**
	Angola		Fábrica de Bleach Corasol Limitada	Chemicals	FY99
	Angola		**Secil – Companhia de Cimentos do Lobito, S.A.**	**Nonmetallic Mineral Product Manufacturing**	**FY09**
	Benin		**Diamond Bank Benin S.A.**	**Finance & Insurance**	**FY09**
	Benin		Ecobank Benin	Finance & Insurance	FY03, 09
	Botswana		Letshego Holding Limited (formerly Micro Provident Botswana Limited)	Finance & Insurance	FY05, 08
	Botswana		**Tsodilo Resource Limited**	**Oil, Gas and Mining**	**FY10**
	Burkina Faso		**Ecobank-Burkina**	**Finance & Insurance**	**FY98, 09**
	Burkina Faso		Gryphon Minerals	Oil, Gas and Mining	FY09, 10
	Burkina Faso		**Marina Market Sarl (for Burkina Faso)**	**Wholesale and Retail Trade**	**FY08**
	Burkina Faso		Onatel S.A.	Information	FY08, 09
	Burkina Faso		**SBPH S.A.**	**Accommodation & Tourism Services**	**FY05**
	Burkina Faso		Société Voltaique De Plastique Sarl (SOVOLPLAS)	Chemicals	FY79
	Burkina Faso		**Volta Resources**	**Oil, Gas and Mining**	**FY10**
	Burundi		**Diamond Trust Bank Burundi S.A.**	**Finance & Insurance**	**FY09**
	Burundi		Verreries DU Burundi, S.A.R.L.	Nonmetallic Mineral Product Manufacturing	FY81, 87
	Cameroon		3T Cameroun	Transportation and Warehousing	FY06
	Cameroon		**Advans Cameroun**	**Finance & Insurance**	**FY08, 09**
	Cameroon		AES Sonel S. A.	Electric Power	FY06
	Cameroon		**Bata Societe Anonyme Camerounaise**	**Textiles, Apparel & Leather**	**FY75**
	Cameroon		Cameroon Oil Transportation Company	Oil, Gas and Mining	FY01
	Cameroon		**Dibamba Power Development Company**	**Electric Power**	**FY10**
	Cameroon		EB–Accion Cameroun	Finance & Insurance	FY09
	Cameroon		**Ecobank Cameroun S.A.**	**Finance & Insurance**	**FY10**
	Cameroon		FME GAZ	Chemicals	FY02, 08
	Cameroon		**Nosa Sarl**	**Chemicals**	**FY05, 10**
	Cameroon		Notacam S.A.	Textiles, Apparel & Leather	FY97
	Cameroon		**Prestige Bottling Company**	**Food & Beverages**	**FY88**
	Cameroon		Société Industrielle Laitiere DU Cameroun "SILAC"	Food & Beverages	FY87
	Cape Verde		Caixa Económica de Cabo Verde, S.A.	Finance & Insurance	FY04
	Cape Verde		**T+Telecomunicacoes S.A**	**Information**	**FY08**
	Central African Republic		**Ecobank Centrafrique S.A.**	**Finance & Insurance**	**FY10**
	Chad		**Ecobank Tchad S.A.**	**Finance & Insurance**	**FY09, 10**
	Chad		GEYSER S.A.	Utilities	FY09
	Chad		**Imprimerie Aubaine Graphic S.A.**	**Pulp & Paper**	**FY10**

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
–	–	–	–	–	8.8	8.8
0.6	–	0.6	–	0.6	–	0.6
27.0	–	27.0	–	27.0	–	27.0
		27.6	**–**	**27.6**	**8.8**	**36.4**
–	–	–	–	–	3.0	3.0
–	–	–	–	–	10.1	10.1
		–	**–**	**–**	**13.1**	**13.1**
23.9	–	7.2	4.0	11.1	–	11.1
4.8	–	–	4.8	4.8	–	4.8
		7.2	**8.7**	**15.9**	**–**	**15.9**
0.3	–	–	–	–	2.9	2.9
2.6	–	–	2.7	2.7	–	2.7
1.2	–	1.0	–	1.0	–	1.0
20.2	–	8.1	9.3	17.4	–	17.4
2.6	–	1.8	–	1.8	–	1.8
0.5	–	–	0.1	0.1	–	0.1
6.4	–	–	7.0	7.0	–	7.0
		10.9	**19.2**	**30.1**	**2.9**	**32.9**
0.8	–	–	0.8	0.8	–	0.8
5.7	–	–	1.0	1.0	–	1.0
		–	**1.9**	**1.9**	**–**	**1.9**
1.3	–	0.7	–	0.7	–	0.7
1.8	–	0.9	0.9	1.8	–	1.8
89.4	–	86.0	–	86.0	–	86.0
0.4	–	–	0.1	0.1	–	0.1
86.1	86.1	15.0	–	15.0	–	15.0
31.0	–	30.7	–	30.7	–	30.7
0.9	–	–	0.8	0.8	–	0.8
3.8	–	3.7	–	3.7	2.2	5.9
3.0	–	2.0	–	2.0	–	2.0
2.5	–	2.4	–	2.4	–	2.4
0.9	–	0.8	–	0.8	–	0.8
3.4	–	–	0.3	0.3	–	0.3
2.7	–	–	0.6	0.6	–	0.6
		142.2	**2.7**	**144.9**	**2.2**	**147.1**
6.1	–	0.6	–	0.6	–	0.6
5.3	–	3.8	–	3.8	–	3.8
		4.4	**–**	**4.4**	**–**	**4.4**
2.8	–	2.8	–	2.8	–	2.8
		2.8	**–**	**2.8**	**–**	**2.8**
2.8	–	2.8	–	2.8	–	2.8
3.3	–	3.1	–	3.1	–	3.1
2.9	–	2.8	–	2.8	–	2.8

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Chad		Millicom Tchad S.A	Information	FY10
	Chad		Tchad Oil Transportation Company S.A. (TOTCO)	Oil, Gas and Mining	FY01
	Congo Republic		Société D'Etude De La Cellulose DU Congo	Pulp & Paper	FY82
	Congo, Democratic Republic of		Advans Banque Congo	Finance & Insurance	FY08, 10
	Congo, Democratic Republic of		Celtel Congo (RDC) s.p.r.l.	Information	FY07
	Congo, Democratic Republic of		Central Africa SME Fund C.V.	Collective Investment Vehicles	FY10
	Congo, Democratic Republic of		First Quantum Minerals Limited	Oil, Gas and Mining	FY06, 09
	Congo, Democratic Republic of		Millicom DRC	Information	FY10
	Congo, Democratic Republic of		Pro Credit Bank SARL	Finance & Insurance	FY05, 10
	Congo, Democratic Republic of		Rawbank Commercial Banking	Finance & Insurance	FY08, 09
	Congo, Democratic Republic of		Société Financiere De Development	Finance & Insurance	FY70
	Congo, Democratic Republic of		Société Textile de Kisangani S.Z.A.R.L.	Textiles, Apparel & Leather	FY85
	Congo, Democratic Republic of		Stanbic DRC	Finance & Insurance	FY06
	Côte d'Ivoire	*	Afren Côte d'Ivoire Ltd.	Oil, Gas and Mining	FY93, 95, 96, 98
	Côte d'Ivoire		Cinergy, S.A.	Electric Power	FY99
	Côte d'Ivoire		Ecobank – Côte d'Ivoire	Finance & Insurance	FY09
	Côte d'Ivoire		Industrial Promotion Services (Côte d'Ivoire) S.A.	Industrial & Consumer Products	FY88
	Côte d'Ivoire		Ivoir-Cafe S.A.	Professional, Scientific and Technical Services	FY93
	Côte d'Ivoire		Moulin Du Sud–Ouest	Food & Beverages	FY80
	Côte d'Ivoire		Multi-Produits S.A.	Wholesale and Retail Trade	FY94, 97
	Côte d'Ivoire		Société Ivoirenne D'Engrais (SIVENG)	Chemicals	FY80
	Côte d'Ivoire		Societe des Industries Alimentaires et Laitieres S.A.	Food & Beverages	FY88, 90
	Côte d'Ivoire		Société Hôtelière de la Lagune	Accommodation & Tourism Services	FY00
	Côte d'Ivoire		Societe pour le Developpement Industriel de la Region d'Odienne	Agriculture and Forestry	FY97
	Côte d'Ivoire		Tropical Rubber Côte d'Ivoire	Agriculture and Forestry	FY99
	Ethiopia		Derba Midroc Cement Private Limited Company	Nonmetallic Mineral Product Manufacturing	FY08
	Ethiopia		Ethiopian Pulp and Paper, S.C.	Pulp & Paper	FY66
	Gambia, The		Coconut Company Ltd	Accommodation & Tourism Services	FY09
	Gambia, The		Makumbaya Farms Limited	Agriculture and Forestry	FY91
	Gambia, The		Ndebaan Medi-Services Company Limited	Health Care	FY94
	Gambia, The		PELICAN SEAFOOD (GAMBIA) LIMITED	Food & Beverages	FY91
	Ghana		Advans Ghana Savings and Loans Company Limited	Finance & Insurance	FY08, 09
	Ghana		APPIAH MENKA COMPLEX LIMITED	Chemicals	FY91
	Ghana		Ashesi University College	Education Services	FY09
	Ghana		Bulk Distribution Companies	Chemicals	FY10
	Ghana		EB-ACCION Savings and Loans Company Limited	Finance & Insurance	FY09
	Ghana		Ecobank Ghana Limited	Finance & Insurance	FY93, 97, 08, 09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
21.2	–	17.3	–	17.3	–	17.3
13.9	13.9	2.4	–	2.4	–	2.4
		28.5	–	28.5	–	28.5
0.2	–	–	0.2	0.2	–	0.2
		–	0.2	0.2	–	0.2
2.2	–	–	2.2	2.2	–	2.2
75.0	64.0	61.2	–	61.2	–	61.2
12.5	–	–	12.5	12.5	–	12.5
–	–	–	3.0	3.0	–	3.0
50.0	30.0	50.0	–	50.0	–	50.0
1.3	–	–	1.3	1.3	–	1.3
7.0	–	7.0	–	7.0	2.9	9.9
1.3	–	–	2.6	2.6	–	2.6
6.6	–	4.5	0.4	4.9	–	4.9
–	–	3.0	–	3.0	–	3.0
		125.7	21.9	147.6	2.9	150.5
63.7	20.0	–	48.7	48.7	–	48.7
40.5	30.3	7.8	–	7.8	1.6	9.4
–	–	–	–	–	3.8	3.8
0.9	–	–	0.8	0.8	–	0.8
0.1	–	–	0.0	0.0	–	0.0
3.3	–	–	0.4	0.4	–	0.4
0.7	–	0.1	0.4	0.5	–	0.5
6.4	–	–	1.3	1.3	–	1.3
4.9	–	–	0.9	0.9	–	0.9
2.1	–	0.3	–	0.3	–	0.3
2.8	–	3.8	–	3.8	–	3.8
3.5	–	1.2	–	1.2	–	1.2
		13.3	52.4	65.7	5.4	71.1
55.0	–	55.0	–	55.0	–	55.0
1.9	–	–	0.8	0.8	–	0.8
		55.0	0.8	55.8	–	55.8
8.4	–	7.7	–	7.7	–	7.7
1.0	–	–	0.4	0.4	–	0.4
0.2	–	0.2	–	0.2	–	0.2
1.1	–	1.0	–	1.0	–	1.0
		8.9	0.4	9.3	–	9.3
0.8	–	–	0.7	0.7	–	0.7
0.9	–	0.6	–	0.6	–	0.6
2.5	–	2.5	–	2.5	–	2.5
–	–	–	–	–	150.0	150.0
0.8	–	–	0.8	0.8	–	0.8
22.9	–	30.0	–	30.0	23.5	53.5

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Ghana		Esoko	Professional, Scientific and Technical Services	FY10
	Ghana		Fidelity Bank	Finance & Insurance	FY08
	Ghana		Finatrade Holdings Limited	Food & Beverages	FY08
	Ghana		Ghana Aluminum Products Limited (Ghanal)	Primary Metals	FY92
	Ghana		Ghana Home Loans	Finance & Insurance	FY08, 09
	Ghana		Ghana Oil Palm Development Company Limited	Agriculture and Forestry	FY08
	Ghana		Ghana Primary Mortgage Market Initiative	Finance & Insurance	FY08
	Ghana		Ghana School Finance Facility	Education Services	FY05, 07
	Ghana		Kosmos Energy Finance	Oil, Gas and Mining	FY09
	Ghana		Marina Market Ghana Ltd.	Wholesale and Retail Trade	FY08
	Ghana		Merchant Bank (Ghana) Limited	Finance & Insurance	FY07, 08
	Ghana		Network Computer Systems (NCS)	Information	FY98
	Ghana		Newmont Ghana Gold Limited	Oil, Gas and Mining	FY07
	Ghana		NGB Ghana Ltd.	Information	FY10
	Ghana		SDC Finance & Leasing Co.	Finance & Insurance	FY91
	Ghana		Stanbic Bank Ghana Limited	Finance & Insurance	FY06, 09
	Ghana		StanbicGhanaLBCs	Transportation and Warehousing	FY09
	Ghana		Tacks Farms Ghana Limited	Agriculture and Forestry	FY97
	Ghana		The Trust Bank	Finance & Insurance	FY07
	Ghana		Vodafone Ghana	Information	FY10
	Ghana		Zain Communication Ghana Limited	Information	FY09
	Guinea		SIMFER S.A.	Primary Metals	FY07, 08
	Guinea		Société Guinéenne d'Hôtellerie et d'Investissements (SGHI)	Accommodation & Tourism Services	FY95, 99
	Guinea–Bissau		Agribissau SARL	Agriculture and Forestry	FY95
	Kenya		Advanced Bio-Extracts Limited	Chemicals	FY07
	Kenya		Allpack Industries Limited	Pulp & Paper	FY87
	Kenya		Aureos East Africa Fund, LLC	Collective Investment Vehicles	FY03
	Kenya		BARCLAYS BANK OF KENYA LIMITED	Finance & Insurance	FY06
	Kenya		Business Partners International Kenya SME Fund	Collective Investment Vehicles	FY07
	Kenya		CfC Stanbic Bank Limited	Finance & Insurance	FY09
	Kenya		Diamond Trust of Kenya Limited	Finance & Insurance	FY82, 07, 08, 09
	Kenya		Ecobank Kenya Limited	Finance & Insurance	FY10
	Kenya		Fanisi Venture Capital Fund S.C.A., SICAV-SIF	Collective Investment Vehicles	FY10
	Kenya		Faulu Kenya Limited	Finance & Insurance	FY09
	Kenya		I and M Bank Ltd.	Finance & Insurance	FY05, 06
	Kenya		Industrial Promotion Service (Kenya) Ltd. – Premiere Food Industries Ltd.	Food & Beverages	FY92
	Kenya		Industrial Promotion Services (Kenya) Limited	Collective Investment Vehicles	FY82, 04
	Kenya		Industrial Promotion Services (Kenya) Ltd. – Frigoken Ltd.	Transportation and Warehousing	FY92

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
1.3	–	–	1.3	1.3	–	1.3
–	–	5.0	–	5.0	–	5.0
20.0	–	20.0	–	20.0	–	20.0
0.4	–	–	0.4	0.4	–	0.4
0.9	–	–	0.9	0.9	–	0.9
12.5	–	12.5	–	12.5	–	12.5
35.0	–	10.0	–	10.0	–	10.0
–	–	–	–	–	1.3	1.3
100.0	–	100.0	–	100.0	–	100.0
4.7	–	4.7	–	4.7	–	4.7
–	–	10.0	–	10.0	6.5	16.5
0.7	–	0.5	–	0.5	–	0.5
75.0	10.0	61.8	–	61.8	–	61.8
2.5	–	–	2.5	2.5	–	2.5
0.2	–	–	0.5	0.5	–	0.5
–	–	13.0	–	13.0	–	13.0
–	–	–	–	–	26.3	26.3
0.4	–	0.4	–	0.4	–	0.4
–	–	–	–	–	3.2	3.2
100.0	–	100.0	–	100.0	–	100.0
90.0	57.5	90.0	–	90.0	–	90.0
		461.1	7.1	468.2	210.7	678.9
35.0	–	33.7	1.3	35.0	–	35.0
4.7	–	–	0.6	0.6	–	0.6
		33.7	1.8	35.6	–	35.6
0.9	–	–	0.1	0.1	–	0.1
		–	0.1	0.1	–	0.1
7.0	–	6.0	1.0	7.0	–	7.0
0.4	–	–	0.4	0.4	–	0.4
4.0	–	–	2.7	2.7	–	2.7
–	–	–	–	–	2.7	2.7
5.0	–	–	5.0	5.0	–	5.0
–	–	10.0	–	10.0	–	10.0
29.5	–	25.0	4.5	29.5	0.6	30.1
12.5	–	12.5	–	12.5	–	12.5
7.5	–	–	7.5	7.5	–	7.5
–	–	–	–	–	4.4	4.4
3.0	–	0.6	–	0.6	12.2	12.8
0.1	–	–	0.1	0.1	–	0.1
5.8	–	–	5.7	5.7	–	5.7
0.1	–	–	0.1	0.1	–	0.1

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Kenya		Kenya Commercial Bank	Finance & Insurance	FY08
	Kenya		Kenya School Financing Facility	Education Services	FY07
	Kenya		Kingdom Hotel Investments	Accommodation & Tourism Services	FY06
	Kenya		Kongoni River Farm Limited	Agriculture and Forestry	FY05
	Kenya		K-Rep Bank Limited	Finance & Insurance	FY97, 99, 07, 09
	Kenya		Magadi Soda Company Ltd.	Chemicals	FY96, 04, 05
	Kenya		Oil Crop Development Limited	Agriculture and Forestry	FY86
	Kenya		Prime Bank Limited	Finance & Insurance	FY07
	Kenya		Rift Valley Textiles Limited	Textiles, Apparel & Leather	FY76
	Kenya		Safal Investments (Mauritius) Ltd.	Primary Metals	FY07
	Kenya		Strathmore University	Education Services	FY08
	Kenya		TPS Eastern Africa Limited	Accommodation & Tourism Services	FY72
	Kenya		Tsavo Power Company Ltd.	Electric Power	FY00, 01, 07
	Liberia		AccessBank Liberia	Finance & Insurance	FY09, 10
	Liberia		Ecobank Liberia	Finance & Insurance	FY10
	Liberia		Liberian Bank for Development and Investment	Finance & Insurance	FY66, 77, 08
	Liberia		Liberian Timber and Plywood Operation Company	Industrial & Consumer Products	FY88
	Liberia		Salala Rubber Corporation	Agriculture and Forestry	FY09
	Madagascar		AccesBanque Madagascar	Finance & Insurance	FY07
	Madagascar		Bank of Africa Madagascar	Finance & Insurance	FY00, 08, 09
	Madagascar		BFV-Societe Generale	Finance & Insurance	FY06
	Madagascar		BNI Leasing	Finance & Insurance	FY07
	Madagascar		BNI-Madagascar	Finance & Insurance	FY92, 05, 06, 07
	Madagascar		Business Partners International Madagascar Investment Fund LLC	Collective Investment Vehicles	FY06
	Madagascar		Celtel Madagascar Limited	Information	FY07
	Madagascar		MicroCred Madagascar S.A.	Finance & Insurance	FY07
	Malawi		Bakhresa Grain Milling (Malawi) Limited	Food & Beverages	FY08
	Malawi		Celtel Malawi Limited	Information	FY07
	Malawi		First Merchant Bank Malawi Ltd.	Finance & Insurance	FY08
	Malawi		National Insurance Company Limited (NICO)	Finance & Insurance	FY00
	Malawi		NBS Bank Limited	Finance & Insurance	FY08, 10
	Malawi		Stanbic Malawi	Finance & Insurance	FY10
	Mali		Bank of Africa Mali	Finance & Insurance	FY09
	Mali		Ecobank Mali	Finance & Insurance	FY09, 10
	Mali		Grands Moulins du Mali S.A.	Food & Beverages	FY09
	Mali		Graphique Industrie S.A.	Pulp & Paper	FY99, 09
	Mali		Société Industrielle de Karite du Mali, S.A.	Agriculture and Forestry	FY82
	Mali		Société Industrielle d'Emballage et de Conditionnement	Plastics & Rubber	FY99

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
–	–	–	–	–	23.9	23.9
–	–	–	–	–	0.7	0.7
12.0	–	12.0	–	12.0	–	12.0
2.0	–	0.8	–	0.8	–	0.8
5.3	–	–	4.6	4.6	–	4.6
35.0	–	–	–	–	3.1	3.1
2.2	–	–	0.7	0.7	–	0.7
–	–	–	–	–	2.1	2.1
9.6	1.3	–	2.5	2.5	–	2.5
40.0	–	5.0	–	5.0	–	5.0
–	–	–	–	–	1.6	1.6
1.6	0.8	–	1.8	1.8	–	1.8
17.6	23.5	3.8	0.8	4.6	0.0	4.6
		75.6	37.3	113.0	51.3	164.2
1.5	–	–	1.5	1.5	–	1.5
3.0	–	3.0	–	3.0	–	3.0
0.7	–	–	1.4	1.4	0.3	1.7
8.5	–	7.2	–	7.2	–	7.2
10.0	–	10.0	–	10.0	–	10.0
		20.2	2.9	23.2	0.3	23.5
0.5	–	–	0.5	0.5	–	0.5
2.6	–	–	2.5	2.5	8.0	10.4
–	–	–	–	–	0.9	0.9
–	–	–	0.1	0.1	–	0.1
1.9	–	–	2.6	2.6	3.6	6.2
3.3	–	–	3.6	3.6	–	3.6
25.0	21.0	23.4	–	23.4	–	23.4
0.6	–	–	0.7	0.7	3.1	3.7
		23.4	10.0	33.4	15.6	48.9
5.0	–	4.6	–	4.6	–	4.6
15.0	9.5	11.6	–	11.6	–	11.6
–	–	–	–	–	2.4	2.4
1.0	–	–	3.2	3.2	–	3.2
3.0	–	2.0	–	2.0	6.8	8.8
–	–	–	–	–	5.8	5.8
		18.2	3.2	21.4	15.0	36.4
–	–	–	–	–	5.2	5.2
–	–	–	–	–	6.2	6.2
11.7	–	9.8	–	9.8	–	9.8
10.6	–	9.2	–	9.2	–	9.2
2.5	–	2.2	0.5	2.6	–	2.6
0.3	–	0.3	–	0.3	–	0.3

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Mali		Société Malienne de Promotion Hôtelière	Accommodation & Tourism Services	FY94, 98, 03
	Mauritania		Generale de Banque de Mauritanie pour l'Investissement et le Commerce	Finance & Insurance	FY98, 00, 04, 05, 06
	Mauritius		Africa Health Fund LLC	Collective Investment Vehicles	FY09
	Mauritius		Baobab Investments Limited	Transportation and Warehousing	FY10
	Mauritius		Saxon Management Limited and Saxon Properties Limited	Accommodation & Tourism Services	FY90
	Mauritius		Socota Textile Mills Limited	Textiles, Apparel & Leather	FY87
	Mauritius		Standard Bank Mauritius Ltd	Finance & Insurance	FY06
	Mauritius		Trident Enterprises Limited	Transportation and Warehousing	FY09
	Mozambique		AFRICAN BANKING CORPORATION MOZAMBIQUE	Finance & Insurance	FY10
	Mozambique		Ausmoz Farm Holdings, Lda.	Agriculture and Forestry	FY01
	Mozambique		Bakhresa Grain Milling (Mozambique) Limitada	Food & Beverages	FY09, 10
	Mozambique		Banco Comerciale de Investimentos Fomento	Finance & Insurance	FY09, 10
	Mozambique		Baobab Resources Plc	Oil, Gas and Mining	FY09
	Mozambique	*	Baobab Resources UJV	Oil, Gas and Mining	FY09
	Mozambique	*	Empresa Nacional de Hidrocarbonetos de Mozambique	Oil, Gas and Mining	FY04
	Mozambique		Merec Industries, Lda.	Food & Beverages	FY01, 04, 09
	Mozambique		Mozambique Aluminum S.A.R.L. (MOZAL)	Primary Metals	FY98, 01
	Namibia		Novanam Limited	Agriculture and Forestry	FY95, 97, 98, 03
	Niger		Ecobank Niger	Finance & Insurance	FY09
	Niger		Les Moulines Du Sahel, S.A.	Food & Beverages	FY82
	Niger		Marina Market Sarl (for Niger)	Wholesale and Retail Trade	FY08
	Nigeria		AB Nigeria Microfinance Bank	Finance & Insurance	FY09
	Nigeria		Access Bank Plc	Finance & Insurance	FY06, 08
	Nigeria		Accion Nigeria	Finance & Insurance	FY05
	Nigeria		Adlevo Capital Africa LLC	Collective Investment Vehicles	FY10
	Nigeria		African Reinsurance Corporation	Finance & Insurance	FY05
	Nigeria		Arewa Textiles, Ltd.	Textiles, Apparel & Leather	FY64, 67, 70, 92
	Nigeria		Capic Hexagon Limited	Accommodation & Tourism Services	FY10
	Nigeria		Capital Alliance Private Equity (Mauritius), Ltd.	Collective Investment Vehicles	FY00
	Nigeria		Capital Alliance Private Equity Fund III Limited	Collective Investment Vehicles	FY09
	Nigeria		Capital Alliance Private Equity II, Limited	Collective Investment Vehicles	FY06
	Nigeria		Capital Alliance Property Investment Company L.P.	Collective Investment Vehicles	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
4.3	–	1.3	–	1.3	–	1.3
		22.8	**0.5**	**23.3**	**11.4**	**34.7**
26.1	–	8.6	–	8.6	1.0	9.6
		8.6	**–**	**8.6**	**1.0**	**9.6**
20.0	–	–	20.0	20.0	–	20.0
3.0	–	0.8	2.3	3.0	–	3.0
3.0	–	–	1.0	1.0	–	1.0
6.0	–	–	1.0	1.0	–	1.0
–	–	20.0	–	20.0	–	20.0
7.0	–	7.0	–	7.0	–	7.0
		27.8	**24.2**	**52.0**	**–**	**52.0**
–	–	–	–	–	3.5	3.5
0.7	–	0.7	–	0.7	–	0.7
15.0	–	14.5	–	14.5	–	14.5
38.5	–	38.5	–	38.5	–	38.5
5.0	–	–	1.4	1.4	–	1.4
–	–	–	3.6	3.6	–	3.6
18.5	–	–	18.5	18.5	–	18.5
7.0	–	5.4	–	5.4	–	5.4
121.3	–	38.2	–	38.2	–	38.2
		97.3	**23.5**	**120.8**	**3.5**	**124.3**
16.0	–	0.5	–	0.5	–	0.5
		0.5	**–**	**0.5**	**–**	**0.5**
–	–	–	–	–	4.0	4.0
1.9	–	–	0.2	0.2	–	0.2
0.6	–	0.5	–	0.5	–	0.5
		0.5	**0.2**	**0.7**	**4.0**	**4.7**
4.5	–	3.2	1.1	4.3	–	4.3
15.0	–	11.3	3.8	15.0	94.8	109.8
1.9	–	–	1.9	1.9	–	1.9
10.0	–	–	10.0	10.0	–	10.0
10.4	–	–	10.4	10.4	–	10.4
6.6	0.7	–	0.6	0.6	–	0.6
5.5	–	5.5	–	5.5	–	5.5
7.5	–	–	0.4	0.4	–	0.4
30.0	–	–	30.0	30.0	–	30.0
10.0	–	–	7.3	7.3	–	7.3
10.0	–	–	10.0	10.0	–	10.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Nigeria		**Diamond Bank Plc**	**Finance & Insurance**	**FY01, 05, 06, 08**
	Nigeria		Ecobank Nigeria Plc	Finance & Insurance	FY09, 10
	Nigeria		**Eleme Petrochemicals Company Ltd.**	**Chemicals**	**FY07**
	Nigeria		First Bank of Nigeria Plc	Finance & Insurance	FY10
	Nigeria		**First City Monument Bank**	**Finance & Insurance**	**FY08**
	Nigeria		First Securities Discount House	Finance & Insurance	FY93
	Nigeria		**Geometric Power Aba Limited**	**Electric Power**	**FY08**
	Nigeria		Global Fabrics Manufacturers Limited	Textiles, Apparel & Leather	FY00
	Nigeria		**Guaranty Trust Bank Plc**	**Finance & Insurance**	**FY01, 04, 05, 06**
	Nigeria		Helios Towers Nigeria Limited	Information	FY09, 10
	Nigeria		**Hygeia Nigeria Limited**	**Health Care**	**FY00, 07, 09**
	Nigeria		Ikeja Hotel Limited	Accommodation & Tourism Services	FY81, 85, 88
	Nigeria		**Leadway Assurance Co. Ltd.**	**Finance & Insurance**	**FY07**
	Nigeria		MTN Nigeria Communications Limited	Information	FY04, 05, 07
	Nigeria		**Safety Center International Limited**	**Education Services**	**FY01**
	Nigeria		Skye Capic Limited	Accommodation & Tourism Services	FY10
	Nigeria		**Socketworks Ltd**	**Education Services**	**FY06, 07**
	Nigeria		Stanbic IBTC Bank Plc (previously IBTC Chartered Bank Plc)	Finance & Insurance	FY01, 06
	Nigeria		**Tantalizers Plc**	**Food & Beverages**	**FY10**
	Nigeria		UACN Property Company Plc	Construction and Real Estate	FY07
	Nigeria		**United Bank for Africa (Plc)**	**Finance & Insurance**	**FY02, 04, 07**
	Nigeria		UPDC Hotels Ltd.	Accommodation & Tourism Services	FY04
	Nigeria		**Vinfessen Industries Limited**	**Plastics & Rubber**	**FY96**
	Nigeria		Zenith Bank Plc	Finance & Insurance	FY06
	Rwanda		Bakhresa Grain Milling (Rwanda) Limited	Food & Beverages	FY09, 10
	Rwanda		**Banque Rwandaise De Developpment**	**Education Services**	**FY08**
	Rwanda		Compagnie Rwandaise d'Hotellerie et de Tourisme – Hotel des Milles Collines	Accommodation & Tourism Services	FY07
	Rwanda		**Societe Rwandaise des Allumettes (SORWAL), S.A.R.L.**	**Industrial & Consumer Products**	**FY88**
	Rwanda		Tourism Promotion Services Rwanda Limited	Accommodation & Tourism Services	FY08
	Senegal		African Seafood, S.A.	Food & Beverages	FY86
	Senegal		**Banque de L'Habitat du Senegal S.A.**	**Finance & Insurance**	**FY80**
	Senegal		Bud Senegal, S.A.	Agriculture and Forestry	FY72, 74, 76
	Senegal		**Chain Hotel S.A.**	**Accommodation & Tourism Services**	**FY08**
	Senegal		Compagnie Marocco-Senegalaise d'Electricite / Saint Louis S.A.	Electric Power	FY10
	Senegal		**Ecobank Senegal**	**Finance & Insurance**	**FY09**
	Senegal		GTi Dakar LLC	Electric Power	FY98
	Senegal		**Kounoune Power S.A.**	**Electric Power**	**FY06**

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
90.0	–	36.4	–	36.4	18.0	54.4
25.0	–	22.7	–	22.7	12.7	35.4
75.0	80.0	20.7	–	20.7	–	20.7
87.5	–	87.5	–	87.5	–	87.5
–	–	–	–	–	5.3	5.3
0.9	–	–	0.9	0.9	–	0.9
4.0	–	–	4.0	4.0	–	4.0
0.3	–	0.3	–	0.3	–	0.3
90.0	–	52.1	–	52.1	20.9	73.0
100.0	44.0	103.5	–	103.5	9.7	113.2
7.6	–	6.0	–	6.0	–	6.0
12.6	–	–	0.4	0.4	–	0.4
13.3	–	–	13.3	13.3	–	13.3
86.8	–	–	16.8	16.8	–	16.8
0.6	–	0.3	0.1	0.4	–	0.4
6.6	–	6.6	–	6.6	–	6.6
5.3	–	3.1	–	3.1	–	3.1
50.0	–	6.6	–	6.6	–	6.6
8.5	–	7.0	1.6	8.6	–	8.6
40.0	–	33.7	–	33.7	–	33.7
50.0	–	–	50.0	50.0	–	50.0
11.0	–	4.0	–	4.0	–	4.0
1.0	–	1.0	–	1.0	–	1.0
–	–	–	–	–	25.5	25.5
		411.4	**162.4**	**573.8**	**186.9**	**760.7**
10.5	–	10.5	–	10.5	–	10.5
–	–	–	–	–	4.4	4.4
2.5	–	2.5	–	2.5	–	2.5
1.2	–	1.0	0.2	1.2	–	1.2
7.0	–	3.5	3.0	6.4	–	6.4
		17.5	**3.1**	**20.6**	**4.4**	**25.0**
3.0	–	–	0.7	0.7	–	0.7
0.4	–	–	0.5	0.5	–	0.5
0.9	–	–	0.8	0.8	–	0.8
10.5	–	8.4	–	8.4	–	8.4
0.8	–	–	0.8	0.8	–	0.8
–	–	–	–	–	1.8	1.8
12.3	11.6	3.3	1.7	4.9	1.2	6.1
18.3	–	13.9	–	13.9	–	13.9

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Senegal		MicroCred Senegal	Finance & Insurance	FY10
	Senegal		Société Financiere Senegalaise Pour Le Development De L'Industrie Tourisme	Finance & Insurance	FY74, 85
	Senegal		Sococim Industries	Nonmetallic Mineral Product Manufacturing	FY07
	Sierra Leone		Celtel Sierra Leone Ltd.	Information	FY00, 07
	Sierra Leone		Sierra Leone Commercial Bank	Finance & Insurance	FY08
	Somalia	•	Somali Molasses Company Limited	Transportation and Warehousing	FY81
	South Africa		Absa Bank Limited	Finance & Insurance	FY10
	South Africa		Africa Infrastructure Investment Fund 2	Collective Investment Vehicles	FY10
	South Africa		Africa Microfinance Ltd.	Collective Investment Vehicles	FY02
	South Africa		African Bank Limited	Finance & Insurance	FY02, 04, 09
	South Africa		Brait IV L.P.	Collective Investment Vehicles	FY07
	South Africa		Buffalo City Municipality	Finance & Insurance	FY06
	South Africa		City of Johannesburg	Utilities	FY04
	South Africa		Columbus Stainless (Pty) Limited	Primary Metals	FY09
	South Africa		Curro Holdings Pty Limited	Education Services	FY10
	South Africa		Ethos Private Equity Fund V	Collective Investment Vehicles	FY06
	South Africa		FirstRand Limited	Finance & Insurance	FY05
	South Africa		Hernic Ferrochrome Pty Limited	Oil, Gas and Mining	FY04, 06, 10
	South Africa		Horizon Equity Fund III	Collective Investment Vehicles	FY07
	South Africa		Karsten Farms (Pty) Limited	Agriculture and Forestry	FY06
	South Africa		Life Healthcare Group Pty Ltd.	Health Care	FY10
	South Africa		Marico South Africa(Pty) Limited	Food & Beverages	FY10
	South Africa		Midrand Days Inn	Accommodation & Tourism Services	FY98
	South Africa		Nedbank Group Limited	Finance & Insurance	FY08
	South Africa		New Africa Mining Fund	Collective Investment Vehicles	FY03
	South Africa		Omnia Fertilizer Limited	Chemicals	FY08
	South Africa		Petra Diamonds Limited	Oil, Gas and Mining	FY03
	South Africa		Safal Steel (pty) Ltd.	Primary Metals	FY07
	South Africa		Sasfin Bank Limited	Finance & Insurance	FY09
	South Africa		Sonae Novobord Ltd.	Industrial & Consumer Products	FY07
	South Africa		South Africa Capital Growth Fund, Ltd.	Collective Investment Vehicles	FY96
	South Africa		South Africa Private Equity Fund III, L.P.	Collective Investment Vehicles	FY99
	South Africa		Sphere Private Equity Fund I	Collective Investment Vehicles	FY06
	South Africa		Standard Bank of South Africa Ltd.	Finance & Insurance	FY09, 10

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
1.3	–	–	1.2	1.2	–	1.2
0.3	–	–	0.3	0.3	–	0.3
26.3	–	21.1	–	21.1	–	21.1
		46.7	6.0	52.6	3.0	55.7
29.0	8.4	23.1	–	23.1	–	23.1
–	–	–	–	–	0.2	0.2
		23.1	–	23.1	0.2	23.3
0.4	–	0.0	–	0.0	–	0.0
		0.0	–	0.0	–	0.0
120.0	–	120.0	–	120.0	–	120.0
100.0	–	–	100.0	100.0	–	100.0
2.0	–	–	0.6	0.6	–	0.6
50.0	–	45.9	–	45.9	–	45.9
25.0	–	–	24.6	24.6	–	24.6
–	–	–	–	–	5.3	5.3
–	–	–	–	–	26.2	26.2
50.0	–	52.1	–	52.1	–	52.1
9.4	–	9.5	–	9.5	–	9.5
25.0	–	–	20.1	20.1	–	20.1
27.2	–	0.0	–	0.0	–	0.0
34.8	–	17.5	4.7	22.2	3.7	25.9
10.0	–	–	9.1	9.1	–	9.1
7.2	–	3.9	–	3.9	–	3.9
100.0	–	–	100.0	100.0	–	100.0
5.0	–	5.0	–	5.0	–	5.0
1.4	–	–	0.4	0.4	–	0.4
138.9	–	131.1	–	131.1	–	131.1
5.0	–	–	2.6	2.6	–	2.6
–	–	–	–	–	31.8	31.8
–	–	–	2.0	2.0	–	2.0
–	–	25.0	–	25.0	–	25.0
20.4	–	10.8	10.0	20.8	2.8	23.6
10.1	–	7.6	–	7.6	–	7.6
20.0	–	–	0.0	0.0	–	0.0
35.0	–	–	1.7	1.7	–	1.7
5.2	–	–	3.6	3.6	–	3.6
100.0	–	100.0	–	100.0	–	100.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	South Africa		The Biotech Venture Partners Fund	Collective Investment Vehicles	FY02
	South Africa		Western Platinum Ltd.	Oil, Gas and Mining	FY07, 09
	South Africa		WIZZIT Payments (Pty) Ltd.	Information	FY08
	Sudan		Gezira Managil Textile Company Limited	Textiles, Apparel & Leather	FY78
	Sudan		River Nile Petroleum Company Limited	Transportation and Warehousing	FY82
	Sudan		Sudan Eagle Cement Company Ltd.	Nonmetallic Mineral Product Manufacturing	FY80
	Swaziland		Mbabane Concerte Centre (Pty) Limited	Oil, Gas and Mining	FY92
	Swaziland		Micro Provident Swaziland (Pty) Ltd.	Finance & Insurance	FY08
	Swaziland		Swazi Paper Mills Ltd.	Pulp & Paper	FY95, 02
	Tanzania, United Republic of		AccessBank Tanzania Limited	Finance & Insurance	FY08, 09, 10
	Tanzania, United Republic of		Alaf Ltd.	Primary Metals	FY07
	Tanzania, United Republic of		Bonite Bottlers Limited	Food & Beverages	FY05
	Tanzania, United Republic of		Boundary Hill Lodge Limited	Accommodation & Tourism Services	FY01
	Tanzania, United Republic of		CRJE Estate Limited	Construction and Real Estate	FY10
	Tanzania, United Republic of		Exim Bank of Tanzania	Finance & Insurance	FY02, 05, 07
	Tanzania, United Republic of		Export Trading Co. Ltd.	Wholesale and Retail Trade	FY10
	Tanzania, United Republic of		Green Resources AS	Agriculture and Forestry	FY09
	Tanzania, United Republic of		Helio Resource Corp	Oil, Gas and Mining	FY10
	Tanzania, United Republic of		Highland Soap and Allied Products Limited	Chemicals	FY78
	Tanzania, United Republic of		National Bank of Commerce (NBC)	Finance & Insurance	FY01
	Tanzania, United Republic of		Ocean Leisure Company Ltd.	Accommodation & Tourism Services	FY08
	Tanzania, United Republic of		Stanbic Tanzania Limited	Finance & Insurance	FY06
	Tanzania, United Republic of		Tanzania Breweries Limited	Food & Beverages	FY95
	Tanzania, United Republic of		Tanzania Railway Corporation	Transportation and Warehousing	FY08
	Togo		ContourGlobal Togo SA	Electric Power	FY10
	Togo		Ecobank Togo	Finance & Insurance	FY09
	Togo		Société Togolaise De Products Marins (STPM)	Food & Beverages	FY92, 95
	Togo		SOCIETE TRANSAM–P SARL	Chemicals	FY07
	Uganda		Agro Management Limited	Chemicals	FY96
	Uganda		Bujagali Energy Limited	Electric Power	FY07
	Uganda		CelTel Limited (Uganda)	Information	FY95, 01, 07
	Uganda		Clovergem Fish and Foods Limited	Food & Beverages	FY93
	Uganda		DFCU BANK LTD	Finance & Insurance	FY05, 07
	Uganda		Nakasero Hospital	Health Care	FY10
	Uganda		Orient Bank Limited	Finance & Insurance	FY07
	Uganda		Pine Investements Limited	Construction and Real Estate	FY09
	Uganda		Stanbic Bank Uganda Limited	Finance & Insurance	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
1.8	–	–	1.2	1.2	–	1.2
55.0	–	–	32.5	32.5	–	32.5
2.0	–	–	2.0	2.0	–	2.0
		528.4	315.1	843.6	69.9	913.5
8.4	–	6.7	1.4	8.1	–	8.1
0.3	–	–	0.3	0.3	–	0.3
0.3	–	–	0.2	0.2	–	0.2
		6.7	1.9	8.6	–	8.6
0.7	–	–	0.3	0.3	–	0.3
–	–	5.6	–	5.6	–	5.6
8.8	–	3.9	–	3.9	–	3.9
		9.6	0.3	9.9	–	9.9
3.5	–	1.9	1.2	3.1	–	3.1
–	–	3.9	–	3.9	–	3.9
10.0	–	4.0	–	4.0	–	4.0
0.2	–	0.2	–	0.2	–	0.2
10.0	–	10.0	–	10.0	–	10.0
8.5	–	2.6	–	2.6	1.7	4.3
–	–	–	–	–	40.0	40.0
18.0	–	18.0	–	18.0	–	18.0
7.6	–	–	7.6	7.6	–	7.6
1.8	–	–	0.4	0.4	–	0.4
4.0	–	–	4.0	4.0	–	4.0
11.0	–	9.9	–	9.9	–	9.9
–	–	3.0	–	3.0	–	3.0
6.0	–	–	3.2	3.2	–	3.2
44.0	–	44.0	–	44.0	–	44.0
		97.6	16.4	113.9	41.7	155.7
14.0	–	9.0	5.0	14.0	–	14.0
–	–	–	–	–	2.5	2.5
0.3	–	–	0.1	0.1	–	0.1
1.6	–	1.2	–	1.2	–	1.2
		10.2	5.1	15.3	2.5	17.8
1.0	–	–	0.4	0.4	–	0.4
130.0	–	130.0	–	130.0	–	130.0
30.3	11.5	16.3	–	16.3	–	16.3
1.0	–	0.8	–	0.8	–	0.8
–	–	10.1	–	10.1	–	10.1
3.0	–	3.0	–	3.0	–	3.0
–	–	–	–	–	3.0	3.0
5.0	–	5.0	–	5.0	–	5.0
–	–	–	–	–	1.9	1.9

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Uganda		Umeme Ltd.	Electric Power	FY09
	Zambia		AFRICAN BANKING CORPORATION ZAMBIA	Finance & Insurance	FY10
	Zambia		Celtel Zambia Limited	Information	FY99, 00, 04
	Zambia		Development Bank of Zambia	Finance & Insurance	FY76
	Zambia		Drilltech Engineering Limited	Oil, Gas and Mining	FY99
	Zambia		Letshego Financial Services Limited	Finance & Insurance	FY08
	Zambia		Madison Financial Services Company Limited	Finance & Insurance	FY08
	Zambia		MASSTOCK (ZAMBIA) LIMITED	Agriculture and Forestry	FY89
	Zambia		Mpongwe Development Company Limited	Agriculture and Forestry	FY85
	Zambia		Protea Hotel Arcades Limited.	Accommodation & Tourism Services	FY07
	Zambia		Stanbic Bank Zambia Limited	Finance & Insurance	FY07
	Zambia		Zambeef Products Plc	Agriculture and Forestry	FY10
	Zambia		Zambia National Commercial Bank Plc	Finance & Insurance	FY10
	Zimbabwe		Agflora (PVT) Limited	Agriculture and Forestry	FY97
	Zimbabwe		Deraswiss Zimbabwe (Pvt) Ltd.	Textiles, Apparel & Leather	FY00
	Zimbabwe		Hy-Veld Holdings (Pvt) Limited and Extraction Incorporated (Pvt) Limited	Food & Beverages	FY99
	Zimbabwe		Isfar (Pvt) Limited	Textiles, Apparel & Leather	FY97
	Zimbabwe		Itachi Plastics (PVT) Limited	Plastics & Rubber	FY96
	Zimbabwe		Lowveld Leather (PVT) Limited	Textiles, Apparel & Leather	FY97
	Zimbabwe		Shagelok Chemicals (Pvt) Ltd.	Chemicals	FY97
	Zimbabwe		Stone One Holdings Limited, Zimbabwe	Oil, Gas and Mining	FY96
	Africa Region		Afren Plc	Oil, Gas and Mining	FY05
	Africa Region		Africa Banking Corp.	Finance & Insurance	FY90, 92, 02, 08
	Africa Region		Africa International Financial Holdings, LLC	Collective Investment Vehicles	FY03
	Africa Region		African Development Partners I, LLC	Collective Investment Vehicles	FY10
	Africa Region		Africinvest II Fund, LLC	Collective Investment Vehicles	FY08, 10
	Africa Region		AIG African Infrastructure Management LLC	Collective Investment Vehicles	FY00
	Africa Region		AKFED SA	Finance & Insurance	FY10
	Africa Region		Atlantic Coast Regional Fund LLC	Collective Investment Vehicles	FY08
	Africa Region		Aureos Africa Fund LLC	Collective Investment Vehicles	FY09
	Africa Region		Coca Cola SABCO (Pty) Ltd.	Food & Beverages	FY02, 06
	Africa Region		Ecobank Transnational Incorporated	Finance & Insurance	FY99, 09
	Africa Region		ECP Africa Fund III, PCC	Collective Investment Vehicles	FY10
	Africa Region		Emerging Africa Infrastructure Fund Ltd.	Finance & Insurance	FY10
	Africa Region		GEF Africa Sustainable Forestry Fund L.P.	Collective Investment Vehicles	FY10
	Africa Region		GroFin Africa Fund	Collective Investment Vehicles	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
25.0	–	25.0	–	25.0	–	25.0
		190.3	**0.4**	**190.7**	**4.9**	**195.5**
–	–	–	–	–	0.0	0.0
9.1	–	–	0.2	0.2	–	0.2
0.5	–	–	0.5	0.5	–	0.5
0.2	–	0.1	–	0.1	–	0.1
–	–	1.5	–	1.5	–	1.5
7.0	–	2.9	2.0	4.9	–	4.9
2.2	–	2.2	–	2.2	–	2.2
1.8	–	–	0.3	0.3	–	0.3
1.8	–	1.2	–	1.2	–	1.2
–	–	11.0	–	11.0	–	11.0
10.0	–	10.0	–	10.0	–	10.0
25.0	–	25.0	–	25.0	–	25.0
		54.0	**3.0**	**57.0**	**0.0**	**57.0**
0.2	–	0.2	–	0.2	–	0.2
1.0	–	1.2	–	1.2	–	1.2
1.3	–	0.1	–	0.1	–	0.1
0.1	–	0.1	–	0.1	–	0.1
0.4	–	0.3	0.0	0.3	–	0.3
0.5	–	–	0.2	0.2	–	0.2
1.1	–	0.9	0.2	1.0	–	1.0
1.5	–	0.9	–	0.9	–	0.9
		3.6	**0.4**	**4.0**	**–**	**4.0**
1.0	–	–	0.8	0.8	–	0.8
23.0	–	13.5	7.5	21.0	–	21.0
1.8	–	–	1.8	1.8	–	1.8
24.4	–	–	20.3	20.3	–	20.3
28.5	–	–	24.9	24.9	–	24.9
0.2	–	–	0.1	0.1	–	0.1
25.0	–	25.0	–	25.0	–	25.0
15.0	–	–	15.0	15.0	–	15.0
40.0	–	–	40.0	40.0	–	40.0
80.0	–	54.2	–	54.2	–	54.2
107.5	–	–	100.0	100.0	–	100.0
25.0	–	–	25.0	25.0	–	25.0
48.8	–	48.8	–	48.8	–	48.8
20.0	–	–	20.0	20.0	–	20.0
30.0	–	–	30.0	30.0	–	30.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SUB-SAHARAN AFRICA					
	Africa Region		Groupe Industriel Madiou Simpara S.A.	Food & Beverages	FY10
	Africa Region		Helios Towers Africa Limited	Information	FY10
	Africa Region		Horus Development Finance	Finance & Insurance	FY06, 10
	Africa Region		I&P Capital (II) Ltd.	Collective Investment Vehicles	FY08
	Africa Region		Investment Fund for Health in Africa B.V.	Collective Investment Vehicles	FY10
	Africa Region		New Africa Mining Fund II	Collective Investment Vehicles	FY10
	Africa Region		Nyota Minerals Limited	Oil, Gas and Mining	FY10
	Africa Region		Pan African Investment Partners Ltd.	Collective Investment Vehicles	FY04
	Africa Region		Pan–African Investment Partners II Limited	Collective Investment Vehicles	FY08
	Africa Region		Regional MSME Investment Fund for Sub–Saharan Africa	Finance & Insurance	FY10
	Africa Region		Scancem International ANS	Nonmetallic Mineral Product Manufacturing	FY10
	Africa Region		The AIG African Infrastructure Fund L.L.C.	Collective Investment Vehicles	FY00
	Africa Region		Tullow Oil Plc	Oil, Gas and Mining	FY04, 09
	Africa Region		Veolia Water Africa Middle East India	Utilities	FY06
	Eastern Africa Region		Intraspeed S.A.R.L.	Transportation and Warehousing	FY07
	Eastern Africa Region		RVR Investments (Pty) Limited	Transportation and Warehousing	FY07
	Eastern Africa Region		Spencon International Limited	Construction and Real Estate	FY10
	Eastern Africa Region		West Indian Ocean Cable Company Ltd.	Information	FY08
	Southern Africa Region		Agri–Vie Fund PCC	Collective Investment Vehicles	FY10
	Southern Africa Region		Aureos Southern Africa Fund, LLC	Collective Investment Vehicles	FY03
	Southern Africa Region		Evolution One Limited Partnership	Collective Investment Vehicles	FY08
	Western Africa Region		Framlington Asset Management West Africa S.A.	Collective Investment Vehicles	FY99
	Western Africa Region		Helios Investors II, L.P.	Collective Investment Vehicles	FY09
	Western Africa Region		Helios Investors, L.P.	Collective Investment Vehicles	FY07
	Western Africa Region		West Africa Venture Fund, LLC	Collective Investment Vehicles	FY10
TOTAL IFC COMMITTED PORTFOLIO FOR SUB-SAHARAN AFRICA					

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
17.4	–	17.2	–	17.2	–	17.2
25.0	–	–	25.0	25.0	–	25.0
9.5	–	–	8.5	8.5	–	8.5
9.9	–	–	6.4	6.4	–	6.4
6.8	–	–	6.2	6.2	–	6.2
30.0	–	–	30.0	30.0	–	30.0
5.3	–	–	5.1	5.1	–	5.1
30.5	–	–	2.3	2.3	–	2.3
40.0	–	–	39.9	39.9	–	39.9
8.0	–	8.0	–	8.0	–	8.0
110.0	–	–	110.0	110.0	–	110.0
67.0	–	–	0.7	0.7	–	0.7
115.0	–	115.0	–	115.0	–	115.0
31.3	–	–	35.9	35.9	43.0	78.9
		281.7	**555.2**	**836.9**	**43.0**	**879.9**
4.4	–	4.4	–	4.4	–	4.4
32.0	–	32.0	–	32.0	–	32.0
12.0	–	12.0	–	12.0	–	12.0
32.7	–	32.7	–	32.7	–	32.7
		81.1	**–**	**81.1**	**–**	**81.1**
7.0	–	–	7.0	7.0	–	7.0
6.0	–	–	4.0	4.0	–	4.0
20.0	–	–	20.0	20.0	–	20.0
		–	**31.0**	**31.0**	**–**	**31.0**
0.0	–	–	0.0	0.0	–	0.0
60.0	–	–	60.0	60.0	–	60.0
20.0	–	–	14.8	14.8	–	14.8
13.5	–	–	13.5	13.5	–	13.5
		–	**88.3**	**88.3**	**–**	**88.3**
		2,977.9	**1,407.9**	**4,385.8**	**704.5**	**5,090.3**

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EAST ASIA AND PACIFIC					
	Cambodia		ACLEDA Bank Plc	Finance & Insurance	FY00, 04, 06, 07, 08, 09
	Cambodia		Cambodia–Laos Development Fund, S.C.A.	Collective Investment Vehicles	FY10
	Cambodia		Societe Concessionaire de l'Aeroport	Transportation and Warehousing	FY04, 07
	China		Anhui Conch Cement Company Limited	Nonmetallic Mineral Product Manufacturing	FY06
	China		Asia Environment Holdings Ltd.	Utilities	FY08
	China		Asia Environmental Partners, L.P.	Collective Investment Vehicles	FY09
	China		Babei Group Co., Ltd.	Textiles, Apparel & Leather	FY05
	China		Bank of Beijing (formerly BCCB)	Finance & Insurance	FY05, 07
	China		Bank of Nanjing	Finance & Insurance	FY02, 07
	China		Bank of Shanghai	Finance & Insurance	FY00, 02, 10
	China		Bayan Rongxing Village and Township Bank	Finance & Insurance	FY09
	China		Beijing Deqingyuan Agriculture Technology Co. Ltd.	Agriculture and Forestry	FY06
	China		Beijing Shuoren Hitech Energy Technology Co., Ltd.	Professional, Scientific and Technical Services	FY10
	China		Beijing United Family Hospital	Health Care	FY06
	China		BioVeda China Fund II, L.P.	Collective Investment Vehicles	FY08
	China		BioVeda China Fund L.P.	Collective Investment Vehicles	FY05
	China		Capital Today China Growth Fund, L.P.	Collective Investment Vehicles	FY06
	China		CDH China Capital Growth Fund II, L.P.	Collective Investment Vehicles	FY05
	China		CDH China Fund, L.P.	Collective Investment Vehicles	FY02
	China		CDH Venture Partners, L.P.	Collective Investment Vehicles	FY06
	China		Century Sunshine Group Holdings Limited	Agriculture and Forestry	FY07
	China		CFPA Microfinance Management Co.	Finance & Insurance	FY10
	China		Changchun TBK Shili Auto Parts Co., Ltd.	Industrial & Consumer Products	FY06
	China		Changsha Aier Eye Hospital Group Co., Ltd.	Health Care	FY07
	China		Chengdu Small Enterprise Credit Guarantee Co., Ltd.	Finance & Insurance	FY09, 10
	China		Chengdu Small Enterprise Credit Guarantee Co., Ltd. Risk Sharing Facility	Finance & Insurance	FY09
	China		China Digital Video, Ltd.	Professional, Scientific and Technical Services	FY08
	China		China Environmental Fund III, L.P.	Collective Investment Vehicles	FY09
	China		China Flooring Holding Company Limited	Agriculture and Forestry	FY08
	China		China Glass Holdings Limited	Nonmetallic Mineral Product Manufacturing	FY07, 08
	China		China Shanshui Cement Group Limited	Nonmetallic Mineral Product Manufacturing	FY06, 08
	China		China WindPower Group Limited	Electric Power	FY10
	China		Chinasoft International Limited	Information	FY06

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
18.4	–	2.9	7.4	10.2	0.5	10.7
4.0	**–**	**–**	**4.0**	**4.0**	**–**	**4.0**
17.5	–	12.4	–	12.4	–	12.4
		15.3	**11.4**	**26.7**	**0.5**	**27.2**
77.3	–	95.8	–	95.8	–	95.8
15.0	**–**	**15.0**	**–**	**15.0**	**–**	**15.0**
25.0	–	–	25.0	25.0	–	25.0
16.0	**6.0**	**–**	**5.0**	**5.0**	**–**	**5.0**
57.7	–	–	59.0	59.0	–	59.0
72.8	**–**	**54.0**	**–**	**54.0**	**–**	**54.0**
88.7	–	–	88.9	88.9	–	88.9
0.7	**–**	**–**	**0.7**	**0.7**	**–**	**0.7**
2.8	–	–	1.8	1.8	–	1.8
8.0	**–**	**5.0**	**3.0**	**8.0**	**–**	**8.0**
8.0	–	9.6	–	9.6	–	9.6
10.0	**–**	**–**	**10.0**	**10.0**	**–**	**10.0**
4.7	–	–	4.2	4.2	–	4.2
25.0	**–**	**–**	**25.0**	**25.0**	**–**	**25.0**
18.0	–	–	9.2	9.2	–	9.2
20.0	**–**	**–**	**1.0**	**1.0**	**–**	**1.0**
20.0	–	–	19.7	19.7	–	19.7
15.2	**–**	**17.7**	**–**	**17.7**	**–**	**17.7**
5.8	–	–	5.8	5.8	–	5.8
2.0	**–**	**1.0**	**–**	**1.0**	**–**	**1.0**
8.1	–	9.4	–	9.4	–	9.4
26.3	**–**	**–**	**26.7**	**26.7**	**–**	**26.7**
–	–	–	–	–	14.7	14.7
10.0	**–**	**–**	**10.0**	**10.0**	**–**	**10.0**
15.0	–	–	15.0	15.0	–	15.0
38.0	**–**	**11.7**	**20.0**	**31.7**	**–**	**31.7**
41.3	–	30.0	11.3	41.3	–	41.3
120.1	**–**	**82.6**	**9.5**	**92.0**	**–**	**92.0**
55.0	–	45.0	10.0	55.0	–	55.0
15.0	**–**	**–**	**14.8**	**14.8**	**–**	**14.8**

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EAST ASIA AND PACIFIC					
	China		Chindex International Inc.	Health Care	FY08
	China		CHUEE Bank of Beijing	Finance & Insurance	FY07
	China		CHUEE I Industrial Bank	Finance & Insurance	FY06
	China		Clean Resources Asia Growth Fund, L.P.	Collective Investment Vehicles	FY10
	China		Crane Medical Pte Ltd.	Health Care	FY10
	China		Dazhou Koyo Chemical Industry Company, Ltd.	Chemicals	FY09
	China		Deyang City Commercial Bank	Finance & Insurance	FY10
	China		Dongyue Group	Chemicals	FY07
	China		EDC China Holding Ltd.	Information	FY09
	China		ENN Solar Energy Co., Ltd.	Electric Power	FY09
	China		Epure International Pte Ltd.	Utilities	FY07, 10
	China		Far East Energy Corporation	Oil, Gas and Mining	FY08
	China		Global Data Solutions Ltd.	Information	FY07, 08
	China		Guangxi Fenglin Wood Industrial Group Co., Ltd.	Industrial & Consumer Products	FY04
	China		Guangzhou Development Industry Holdings	Electric Power	FY06
	China		Hangzhou Rural Cooperative Bank	Finance & Insurance	FY06, 08, 10
	China		Healthway Medical Corporation Limited	Health Care	FY10
	China		HiSoft Technology International Limited	Information	FY05, 06, 08
	China		Industrial Bank	Finance & Insurance	FY04, 08, 10
	China		Industrial Bank	Finance & Insurance	FY08
	China		Inner Mongolia Runhua Micro Credit Company	Finance & Insurance	FY08
	China		Jiangsu Financial Leasing Co.,Ltd.	Finance & Insurance	FY10
	China		Jiangxi Chenming Paper Co., Ltd.	Pulp & Paper	FY04
	China		Jilin Huazheng Agribusiness Development Co., Ltd.	Food & Beverages	FY03
	China		Launch Tech Co. Ltd.	Industrial & Consumer Products	FY06
	China		MicroCred China	Finance & Insurance	FY08, 10
	China		Minsheng Shipping	Transportation and Warehousing	FY05
	China		Nanjing Kumho Tire Co., Ltd.	Plastics & Rubber	FY96, 04
	China		Neophotonics, Inc.	Information	FY06, 08, 10
	China		New China Life Insurance Company	Finance & Insurance	FY01
	China		Newbridge Investment Partners, L.P.	Collective Investment Vehicles	FY95
	China		Ningxia Darong Chemicals & Metallurgy Co. Ltd.	Chemicals	FY04
	China		Orient Fortune Asset Management Co., Ltd.	Finance & Insurance	FY08
	China		Paedia Nutrition Company Ltd.	Food & Beverages	FY10
	China		RAK Gao Yao Ceramics Limited	Nonmetallic Mineral Product Manufacturing	FY05
	China		Renshou Village and Township Bank	Finance & Insurance	FY09
	China		RJVC	Finance & Insurance	FY08
	China		Sanchuan Energy Development Co., Ltd	Electric Power	FY09
	China		SBCVC Fund II, L.P.	Collective Investment Vehicles	FY06, 08
	China		SEAF Sichuan SME Investment Fund LLC	Collective Investment Vehicles	FY01
	China		Shandong Wanjie High-tech Co., Ltd.	Health Care	FY02

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
35.0	–	25.0	10.0	35.0	–	35.0
–	–	–	–	–	17.6	17.6
–	–	–	–	–	22.7	22.7
25.0	–	–	25.0	25.0	–	25.0
15.0	–	15.0	–	15.0	–	15.0
30.0	–	20.0	10.0	30.0	–	30.0
31.3	–	–	31.6	31.6	–	31.6
40.7	–	23.8	5.0	28.8	–	28.8
20.0	–	–	20.0	20.0	–	20.0
15.0	–	–	15.0	15.0	–	15.0
44.0	–	34.0	8.6	42.6	–	42.6
19.3	–	–	19.3	19.3	–	19.3
6.7	–	–	6.7	6.7	–	6.7
–	–	–	2.6	2.6	–	2.6
50.1	–	59.8	–	59.8	–	59.8
27.6	–	–	27.6	27.6	0.3	27.9
10.0	–	–	10.0	10.0	–	10.0
11.8	–	–	11.8	11.8	–	11.8
73.5	–	–	34.6	34.6	–	34.6
–	–	–	–	–	110.6	110.6
1.3	–	–	1.4	1.4	–	1.4
21.3	–	–	21.4	21.4	–	21.4
52.9	20.0	24.0	12.9	36.9	–	36.9
11.6	5.4	6.7	–	6.7	–	6.7
8.3	–	–	5.5	5.5	–	5.5
2.3	–	–	2.3	2.3	–	2.3
15.8	–	4.5	–	4.5	–	4.5
53.7	38.8	10.5	–	10.5	–	10.5
17.0	–	–	17.0	17.0	–	17.0
23.3	–	–	1.6	1.6	–	1.6
6.7	–	–	1.7	1.7	–	1.7
8.2	5.3	6.4	1.5	7.9	–	7.9
41.4	–	–	16.1	16.1	–	16.1
4.0	–	4.0	–	4.0	–	4.0
13.0	–	4.7	–	4.7	–	4.7
0.7	–	–	0.7	0.7	–	0.7
5.7	–	–	5.7	5.7	–	5.7
30.6	–	23.2	7.3	30.5	–	30.5
25.0	–	–	25.0	25.0	–	25.0
4.5	–	–	3.4	3.4	–	3.4
–	–	0.1	–	0.1	–	0.1

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EAST ASIA AND PACIFIC					
	China		Shandong Weigao Group Medical Polymer Company	Chemicals	FY07
	China		Shanghai Fosun Pharmaceutical Group Co. Ltd	Chemicals	FY07
	China		Shanghai International Banking & Finance Institute	Education Services	FY04
	China		Shanghai Krupp Stainless Co., Ltd.	Primary Metals	FY00
	China		Shanghai Pudong Development Bank	Finance & Insurance	FY08
	China		Shanxi HongAn Coking Technology Co., Ltd.	Primary Metals	FY04
	China		Shenzhen Tai-Yang PCCP Company, Limited	Nonmetallic Mineral Product Manufacturing	FY93
	China		Shenzhen VTB	Finance & Insurance	FY10
	China		Sichuan Jiuda Salt Manufacturing Co., Ltd.	Oil, Gas and Mining	FY08
	China		Southern Aluminum Industry (China) Co., Ltd.	Primary Metals	FY04
	China		Stora Enso Oyj	Pulp & Paper	FY05, 06
	China		Suntech Power Holdings Co., Ltd.	Industrial & Consumer Products	FY09
	China		Tianjin Binhai Rural Commercial Bank Corporation	Finance & Insurance	FY08, 10
	China		Tianrui Group Cement Company Limited	Nonmetallic Mineral Product Manufacturing	FY07
	China		UBS Securities, Co, Ltd	Finance & Insurance	FY06
	China		United Commercial Bank (China) Limited	Finance & Insurance	FY08
	China		Universtar Science & Technology (Shenzhen) Co., Ltd.	Industrial & Consumer Products	FY10
	China		VeriSilicon Holdings Co., Ltd.	Professional, Scientific and Technical Services	FY06
	China		Xi'an City Commercial Bank	Finance & Insurance	FY03
	China		Xi'an Yinqiao Biological Science and Technology Company, Ltd.	Food & Beverages	FY10
	China		Xinao Gas Holdings Limited	Utilities	FY04
	China		Xinneng Energy Company Ltd	Chemicals	FY07
	China		Xiwang Sugar Holdings Company Limited	Food & Beverages	FY10
	China		Yangtze Special Situations Fund L.P.	Collective Investment Vehicles	FY04
	China		Yangtze Special Situations Fund, L.P.	Collective Investment Vehicles	FY04
	China		Yantai Changyu Group Company Limited	Food & Beverages	FY05
	China		Yantai North Andre Juice Co., Ltd.	Food & Beverages	FY05
	China		Yaohua Group	Nonmetallic Mineral Product Manufacturing	FY10
	China		Yaohua Group	Construction and Real Estate	FY09
	China		Zhong An Credit	Finance & Insurance	FY08
	China		Zhongda Yanjin Power Generation Co. Ltd.	Electric Power	FY06
	Fiji		Digicel (Fiji) Limited	Information	FY09
	Indonesia		Bank Andara	Finance & Insurance	FY08, 10
	Indonesia		Bank BTPN	Finance & Insurance	FY10
	Indonesia		P.T. Daralon Textile Manufacturing Corporation	Textiles, Apparel & Leather	FY72, 77, 79
	Indonesia		P.T. Kabel Indonesia – KABELINDO	Industrial & Consumer Products	FY71
	Indonesia		P.T. Nusantara Tropical Fruit	Agriculture and Forestry	FY93
	Indonesia		P.T. South Pacific Viscose	Chemicals	FY93, 96, 04, 09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
20.0	–	18.3	–	18.3	–	18.3
40.6	–	47.2	–	47.2	–	47.2
0.1	–	–	0.1	0.1	0.2	0.2
30.0	68.8	5.3	–	5.3	–	5.3
–	–	–	–	–	73.7	73.7
40.0	30.0	20.0	–	20.0	–	20.0
5.0	–	3.8	1.0	4.7	–	4.7
2.9	–	–	2.9	2.9	–	2.9
40.0	–	25.0	15.0	40.0	–	40.0
12.0	–	2.4	–	2.4	–	2.4
100.0	200.0	100.0	–	100.0	–	100.0
50.0	–	50.0	–	50.0	–	50.0
69.0	–	–	71.1	71.1	–	71.1
61.7	–	44.1	11.7	55.8	–	55.8
7.3	–	–	9.6	9.6	–	9.6
45.0	–	11.3	–	11.3	–	11.3
20.0	–	–	20.0	20.0	–	20.0
1.0	–	–	1.0	1.0	–	1.0
(0.3)	–	–	3.2	3.2	–	3.2
11.0	–	11.0	–	11.0	–	11.0
35.0	–	–	6.4	6.4	–	6.4
50.0	128.0	38.0	10.0	48.0	–	48.0
25.0	–	20.0	5.0	25.0	–	25.0
0.4	–	–	0.4	0.4	–	0.4
10.1	–	–	10.1	10.1	–	10.1
17.7	–	–	18.1	18.1	–	18.1
4.5	–	–	1.4	1.4	–	1.4
–	–	30.0	–	30.0	–	30.0
75.0	–	20.0	25.0	45.0	–	45.0
2.5	–	2.1	0.4	2.5	–	2.5
21.9	–	19.1	–	19.1	–	19.1
		1,105.9	949.4	2,055.3	239.8	2,295.1
22.9	–	22.9	–	22.9	–	22.9
		22.9	–	22.9	–	22.9
7.1	–	–	7.2	7.2	–	7.2
70.0	–	70.0	–	70.0	–	70.0
5.5	1.7	–	1.1	1.1	–	1.1
2.2	1.0	–	0.4	0.4	–	0.4
8.6	6.7	10.5	–	10.5	–	10.5
94.5	160.0	40.0	–	40.0	–	40.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EAST ASIA AND PACIFIC					
	Indonesia		PT Bank Danamon Indonesia Tbk	Finance & Insurance	FY06
	Indonesia		PT Bank International Indonesia Tbk	Finance & Insurance	FY05, 07
	Indonesia		PT Ecogreen Oleochemicals	Chemicals	FY04, 05
	Indonesia		PT Indonesia Infrastructure Finance Facility	Finance & Insurance	FY09
	Indonesia		PT Jakarta International Container Terminal	Transportation and Warehousing	FY10
	Indonesia		PT Karunia Alam Segar	Food & Beverages	FY04, 06, 07, 08
	Indonesia		PT Prakarsa Alam Segar	Food & Beverages	FY04, 08
	Indonesia		PT Sriwijaya Alam Segar	Food & Beverages	FY08
	Indonesia		PT Summit Oto Finance	Finance & Insurance	FY09
	Indonesia		PT Tirta Alam Segar	Food & Beverages	FY06, 08
	Indonesia		PT Trada Maritime Tbk	Transportation and Warehousing	FY10
	Indonesia		PT TVS Motor Indonesia	Industrial & Consumer Products	FY08, 09
	Indonesia		PT. Bank Hana Indonesia	Finance & Insurance	FY08, 10
	Indonesia		PT. Fugui Flour & Grain Indonesia	Food & Beverages	FY07, 08
	Indonesia		Salamander Energy Plc	Oil, Gas and Mining	FY08, 09, 10
	Indonesia		Wahana Ottomitra Multiartha	Finance & Insurance	FY05, 07
	Indonesia		Yayasan Pendidikan Asian Pasifik	Education Services	FY04
	Korea, Republic of		Asset Korea Capital Management Co. Ltd.	Collective Investment Vehicles	FY99, 02
	Korea, Republic of		Hana Financial Holding Co.	Finance & Insurance	FY98
	Korea, Republic of		Korea Development Investment Corp. – Dae Boo Battery Company Ltd.	Industrial & Consumer Products	FY92
	Korea, Republic of		Korea Development Investment Corp. – Daemyung Industrial Co., Ltd.	Textiles, Apparel & Leather	FY92
	Korea, Republic of		Korea Development Investment Corp. – Seoshin Electronics Co., Ltd.	Industrial & Consumer Products	FY92
	Korea, Republic of		Korea Development Investment Corp. – Seoul Cad Mold & Tool Co.	Industrial & Consumer Products	FY92
	Korea, Republic of		Korea Development Investment Corp. – Sewon Electro-Mechanics Co. Ltd.	Industrial & Consumer Products	FY92
	Korea, Republic of		Korea Development Investment Corp. – Shin Chang Precision Co., Ltd.	Industrial & Consumer Products	FY92
	Korea, Republic of		Korea Development Investment Corp. – Sung Kwang Lighting Co., Ltd.	Industrial & Consumer Products	FY92
	Korea, Republic of		Korea Growth and Restructuring Fund, L.P.	Collective Investment Vehicles	FY00
	Korea, Republic of		Samgwang Gohachem Co., Ltd.	Chemicals	FY92
	Lao People's Democratic Republic		Acleda Bank Lao Ltd	Finance & Insurance	FY09
	Lao People's Democratic Republic		ANZ Vientiane Commercial Bank Limited	Finance & Insurance	FY07, 10
	Lao People's Democratic Republic		Burapha Agro-forestry Company Ltd.	Industrial & Consumer Products	FY99
	Lao People's Democratic Republic		Endeavour Embroidery Co. Ltd.	Textiles, Apparel & Leather	FY99
	Lao People's Democratic Republic		KS Resort Luang Prabang Co., Ltd.	Accommodation & Tourism Services	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
150.0	–	121.6	–	121.6	5.0	126.6
125.0	**–**	**53.7**	**–**	**53.7**	**–**	**53.7**
55.0	–	22.9	–	22.9	–	22.9
40.0	**–**	**–**	**40.0**	**40.0**	**–**	**40.0**
30.0	40.0	30.0	–	30.0	–	30.0
39.0	**3.0**	**33.9**	**–**	**33.9**	**–**	**33.9**
48.0	20.0	17.6	–	17.6	–	17.6
4.5	**3.0**	**4.5**	**–**	**4.5**	**–**	**4.5**
45.0	–	38.1	–	38.1	–	38.1
16.0	**–**	**13.5**	**–**	**13.5**	**–**	**13.5**
35.0	–	35.0	–	35.0	–	35.0
32.0	**–**	**32.0**	**–**	**32.0**	**–**	**32.0**
27.1	–	15.0	12.1	27.1	–	27.1
44.5	**11.0**	**39.0**	**–**	**39.0**	**–**	**39.0**
87.1	–	62.5	24.1	86.6	–	86.6
39.9	**–**	**5.0**	**12.6**	**17.6**	**–**	**17.6**
1.0	–	0.6	–	0.6	–	0.6
		645.4	**97.5**	**742.8**	**5.0**	**747.8**
0.9	–	–	0.9	0.9	–	0.9
–	**–**	**–**	**2.6**	**2.6**	**–**	**2.6**
0.2	–	–	0.2	0.2	–	0.2
0.2	**–**	**–**	**0.2**	**0.2**	**–**	**0.2**
0.3	–	–	0.3	0.3	–	0.3
0.1	**–**	**–**	**0.1**	**0.1**	**–**	**0.1**
0.3	–	–	0.3	0.3	–	0.3
0.2	**–**	**–**	**0.2**	**0.2**	**–**	**0.2**
0.1	–	–	0.1	0.1	–	0.1
35.0	**–**	**–**	**13.0**	**13.0**	**–**	**13.0**
0.1	–	–	0.1	0.1	–	0.1
		–	**18.2**	**18.2**	**–**	**18.2**
1.8	–	–	2.1	2.1	–	2.1
2.5	**–**	**–**	**2.5**	**2.5**	**–**	**2.5**
0.8	–	0.8	–	0.8	–	0.8
0.2	**–**	**0.1**	**–**	**0.1**	**–**	**0.1**
4.0	–	4.0	–	4.0	–	4.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EAST ASIA AND PACIFIC					
	Lao People's Democratic Republic		Lao Brewery Company Limited	Food & Beverages	FY07
	Lao People's Democratic Republic	*	**Salamander UJV**	**Oil, Gas and Mining**	**FY09**
	Lao People's Democratic Republic		Villa Santi	Accommodation & Tourism Services	FY01
	Mongolia		Khan Bank of Mongolia, Ulanbaatar, Mongolia	Finance & Insurance	FY04, 07, 08, 09, 10
	Mongolia		**MCS Holding LLC**	**Construction and Real Estate**	**FY08**
	Mongolia		XacBank Ltd.	Finance & Insurance	FY02, 07, 08, 10
	Mongolia		**XacLeasing LLC**	**Finance & Insurance**	**FY09**
	Papua New Guinea		**Bank South Pacific**	**Finance & Insurance**	**FY10**
	Papua New Guinea		Digicel (PNG) Limited	Information	FY08, 10
	Papua New Guinea		**K.K. Kingston Holdings Limited**	**Chemicals**	**FY10**
	Papua New Guinea		PNG MicroFinance	Finance & Insurance	FY05, 10
	Philippines		Asian Hospital Inc.	Health Care	FY01, 08
	Philippines		**Avalon Professional Web Trade Pte. Ltd.**	**Information**	**FY01, 02**
	Philippines		Avantex Mill Corporation	Textiles, Apparel & Leather	FY91
	Philippines		**Bahay Financial Services, Inc.**	**Finance & Insurance**	**FY05**
	Philippines		Balikatan Housing Finance, Inc.	Finance & Insurance	FY05
	Philippines		**Banco de Oro Unibank Inc.**	**Finance & Insurance**	**FY02, 08, 10**
	Philippines		Bank of the Philippine Islands	Finance & Insurance	FY10
	Philippines		**Cagayan Electric Power & Light Co., Inc.**	**Electric Power**	**FY05**
	Philippines		Eastwood Cyber One Corporation	Construction and Real Estate	FY02, 05
	Philippines		**Energy Development Corporation**	**Electric Power**	**FY07, 09**
	Philippines		Filinvest Land, Inc.	Finance & Insurance	FY05
	Philippines		**H&Q Philippines Holdings BVI, Inc.**	**Collective Investment Vehicles**	**FY99**
	Philippines		H&Q Philippines Ventures II, Inc.	Collective Investment Vehicles	FY94
	Philippines		**H&Q Philippines Ventures, Inc.**	**Collective Investment Vehicles**	**FY89**
	Philippines		Manila Water Company, Inc.	Utilities	FY03, 04, 07
	Philippines		**Mariwasa Manufacturing, Inc.**	**Nonmetallic Mineral Product Manufacturing**	**FY70, 72, 00**
	Philippines		Masinloc Power Partners Co. Ltd.	Electric Power	FY08
	Philippines		**Northern Mindanao Power Corporation**	**Electric Power**	**FY93**
	Philippines		Paramount Life & General Holding Corporation	Finance & Insurance	FY05
	Philippines		**PDB SME Solutions, Inc.**	**Information**	**FY00**
	Philippines		Philippine Export Development Facility	Finance & Insurance	FY02
	Philippines		**PlantersBank Mortgage Securitization**	**Finance & Insurance**	**FY01**
	Philippines		SN Aboitiz Power – Benguet, Inc.	Electric Power	FY09
	Philippines		**SN Aboitiz Power, inc.**	**Electric Power**	**FY08**
	Philippines		Software Ventures Int'l., Inc.	Professional, Scientific and Technical Services	FY03
	Philippines		**South Luzon Tollway Corporation**	**Transportation and Warehousing**	**FY07**

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
8.0	–	5.6	–	5.6	–	5.6
25.0	–	–	25.0	25.0	–	25.0
1.2	–	0.5	–	0.5	–	0.5
		11.1	**29.6**	**40.6**	**–**	**40.6**
17.3	–	10.0	2.3	12.3	0.2	12.5
30.0	–	30.0	–	30.0	–	30.0
15.1	–	8.5	4.7	13.3	–	13.3
1.0	–	1.0	–	1.0	–	1.0
		49.5	**7.0**	**56.6**	**0.2**	**56.7**
83.9	–	30.0	52.4	82.4	–	82.4
120.0	–	80.0	–	80.0	–	80.0
3.9	–	–	4.0	4.0	–	4.0
1.4	–	–	1.4	1.4	–	1.4
		110.0	**57.8**	**167.8**	**–**	**167.8**
36.0	–	27.4	–	27.4	–	27.4
1.6	–	0.3	1.0	1.3	–	1.3
13.2	–	–	2.0	2.0	–	2.0
–	–	–	0.2	0.2	–	0.2
30.5	–	29.4	1.9	31.3	–	31.3
137.7	–	86.4	29.6	115.9	–	115.9
–	–	–	–	–	21.6	21.6
14.9	–	17.6	–	17.6	–	17.6
20.0	–	4.9	–	4.9	–	4.9
132.8	–	88.6	24.2	112.8	–	112.8
41.4	–	48.6	–	48.6	–	48.6
5.8	–	–	4.4	4.4	–	4.4
2.4	–	–	1.1	1.1	–	1.1
2.5	–	–	0.6	0.6	–	0.6
75.5	–	49.9	10.4	60.3	–	60.3
15.7	0.5	7.9	–	7.9	–	7.9
275.0	–	229.0	22.1	251.1	–	251.1
16.8	21.0	–	1.2	1.2	–	1.2
1.5	–	–	1.5	1.5	–	1.5
0.1	–	–	0.1	0.1	–	0.1
0.2	–	0.2	–	0.2	–	0.2
23.9	–	–	0.1	0.1	–	0.1
100.0	–	100.0	–	100.0	–	100.0
105.0	–	87.5	–	87.5	–	87.5
2.0	–	–	2.0	2.0	–	2.0
50.2	–	54.0	–	54.0	–	54.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EAST ASIA AND PACIFIC					
	Philippines		**SunPower Philippines Manufacturing Ltd.**	**Industrial & Consumer Products**	**FY10**
	Philippines		Victorias Chemical Corporation	Chemicals	FY73
	Philippines		**Walden AB Ayala Management Co. Inc.**	**Collective Investment Vehicles**	**FY95**
	Philippines		Walden AB Ayala Ventures Co. Inc.	Collective Investment Vehicles	FY95
	Samoa		Digicel (Samoa) Ltd	Information	FY09
	Solomon Islands		Gold Ridge Mining Limited	Oil, Gas and Mining	FY10
	Thailand		ACAP Advisory Plc	Finance & Insurance	FY08
	Thailand		**Bangkok Mass Transit System Public Company Limited**	**Transportation and Warehousing**	**FY97, 99**
	Thailand		Lombard Thailand Intermediate Fund, LLC.	Collective Investment Vehicles	FY02
	Thailand		**Solar Power (Korat 1) Company Limited**	**Electric Power**	**FY10**
	Thailand		Standard Bank PLC	Finance & Insurance	FY10
	Thailand		**Thai Farmers Bank – Ladprao General Hospital Co. Ltd.**	**Health Care**	**FY92**
	Thailand		Total Access Communications	Information	FY03
	Thailand		**True Move Company Ltd.**	**Information**	**FY05**
	Tonga		**Digicel (Tonga) Limited**	**Information**	**FY09**
	Vanuatu		**Digicel (Vanuatu) Limited**	**Information**	**FY09**
	Vietnam		**An Binh Commercial Joint Stock Bank**	**Finance & Insurance**	**FY09**
	Vietnam		Antara Holdings (Asia) Ltd	Transportation and Warehousing	FY08, 09, 10
	Vietnam		**Asia Commercial Bank**	**Finance & Insurance**	**FY03, 07, 08, 10**
	Vietnam		Dragon Capital Limited	Collective Investment Vehicles	FY03
	Vietnam		**Global CyberSoft, Inc.**	**Information**	**FY02**
	Vietnam		Khai Vy Corporation and Duyen Hai Corporation	Industrial & Consumer Products	FY05
	Vietnam		**Masan Group Corporation**	**Food & Beverages**	**FY10**
	Vietnam		Nghi Son Cement Corporation	Nonmetallic Mineral Product Manufacturing	FY99, 09
	Vietnam		**Saigon Thuong Tin Commercial Joint Stock Bank**	**Finance & Insurance**	**FY03, 04, 05, 06, 07, 08**
	Vietnam		SP–SSA International Container Services Joint Venture Company	Transportation and Warehousing	FY09
	Vietnam		**Theodore Alexander HCM Ltd.**	**Industrial & Consumer Products**	**FY06, 10**
	Vietnam		Vietnam Enterprise Investment Limited	Collective Investment Vehicles	FY02, 03, 07
	Vietnam		**Vietnam Export Import Commercial Joint Stock Bank**	**Finance & Insurance**	**FY08**
	Vietnam		Vietnam Investments Fund I, L.P.	Collective Investment Vehicles	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
75.0	–	75.0	–	75.0	–	75.0
2.2	–	–	0.3	0.3	–	0.3
0.1	–	–	0.1	0.1	–	0.1
3.8	–	–	0.4	0.4	–	0.4
		906.6	**103.2**	**1,009.9**	**21.6**	**1,031.4**
10.5	–	10.5	–	10.5	–	10.5
		10.5	**–**	**10.5**	**–**	**10.5**
35.0	–	35.0	–	35.0	–	35.0
		35.0	**–**	**35.0**	**–**	**35.0**
–	–	–	4.3	4.3	–	4.3
99.7	–	9.4	10.3	19.7	–	19.7
37.5	–	–	21.7	21.7	–	21.7
1.7	–	–	1.7	1.7	–	1.7
26.0	–	11.6	–	11.6	–	11.6
0.3	–	–	0.3	0.3	–	0.3
–	–	–	–	–	5.6	5.6
33.0	–	21.4	–	21.4	–	21.4
		42.3	**38.3**	**80.7**	**5.6**	**86.3**
6.8	–	6.8	–	6.8	–	6.8
		6.8	**–**	**6.8**	**–**	**6.8**
9.0	–	9.0	–	9.0	–	9.0
		9.0	**–**	**9.0**	**–**	**9.0**
–	–	–	–	–	5.7	5.7
8.2	7.0	7.0	1.2	8.2	–	8.2
18.4	–	–	–	–	5.0	5.0
2.0	–	–	1.8	1.8	–	1.8
1.3	–	–	1.3	1.3	–	1.3
6.0	–	2.5	–	2.5	–	2.5
40.0	–	40.0	–	40.0	–	40.0
25.7	25.0	34.4	–	34.4	–	34.4
58.1	–	22.9	–	22.9	50.0	72.9
70.0	–	70.0	–	70.0	–	70.0
18.0	–	10.8	–	10.8	–	10.8
29.0	–	–	16.4	16.4	–	16.4
–	–	–	–	–	13.0	13.0
7.0	–	–	7.0	7.0	–	7.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EAST ASIA AND PACIFIC					
	Vietnam		Vietnam Technological and Commercial Joint Stock Bank	Finance & Insurance	FY08, 10
	Vietnam		Vina Payment Network Joint-stock Company	Other	FY09
	East Asia and Pacific Region		AIF Capital Limited	Collective Investment Vehicles	FY95, 98
	East Asia and Pacific Region		Asia Opportunity Fund, L.P.	Collective Investment Vehicles	FY99
	East Asia and Pacific Region		Asia Water Fund	Collective Investment Vehicles	FY10
	East Asia and Pacific Region		Asian Lion Fund Limited	Collective Investment Vehicles	FY06
	East Asia and Pacific Region		Avenue Asia Special Situations Fund III, L.P.	Collective Investment Vehicles	FY04
	East Asia and Pacific Region		Avenue Asia Special Situations Fund IV, L.P.	Collective Investment Vehicles	FY06
	East Asia and Pacific Region		DAC China Special Opportunity and Situation Fund, L.P.	Collective Investment Vehicles	FY07
	East Asia and Pacific Region		J.P. Morgan Partners Asia LDC	Collective Investment Vehicles	FY99
	East Asia and Pacific Region		Kula Fund II Limited	Collective Investment Vehicles	FY09
	East Asia and Pacific Region		Kula Fund Limited	Collective Investment Vehicles	FY98
	East Asia and Pacific Region		Lombard Asia III, L.P.	Collective Investment Vehicles	FY07
	East Asia and Pacific Region		Saratoga Asia II, L.P.	Collective Investment Vehicles	FY08, 09
	East Asia and Pacific Region		Vital Solutions Pte. Ltd.	Information	FY01
TOTAL IFC COMMITTED PORTFOLIO FOR EAST ASIA AND PACIFIC					
SOUTH ASIA					
	Bangladesh		Agricultural Marketing Company Limited	Food & Beverages	FY09
	Bangladesh		BRAC	Finance & Insurance	FY08
	Bangladesh		BRAC Bank	Finance & Insurance	FY04, 07, 09
	Bangladesh		DeltaBRAC Housing Finance Corporation	Finance & Insurance	FY98
	Bangladesh		Eastern Bank Limited	Finance & Insurance	FY06
	Bangladesh		Export Import Bank of Bangladesh Ltd	Finance & Insurance	FY08
	Bangladesh		Frontier PE (Bermuda) L.P.	Collective Investment Vehicles	FY09
	Bangladesh		Lafarge Surma Cement Limited	Nonmetallic Mineral Product Manufacturing	FY02
	Bangladesh		SEAF Bangladesh Ventures	Collective Investment Vehicles	FY10
	Bangladesh		Southeast Bank Limited	Finance & Insurance	FY07
	Bangladesh		World Communications, Inc.	Information	FY98
	Bhutan		Bhutan Resorts Private Limited	Accommodation & Tourism Services	FY04

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
43.9	–	36.6	–	36.6	100.0	136.6
1.5	**–**	**–**	**1.5**	**1.5**	**–**	**1.5**
		224.2	**29.2**	**253.4**	**173.6**	**427.0**
0.1	**–**	**–**	**0.1**	**0.1**	**–**	**0.1**
57.3	–	–	10.0	10.0	–	10.0
20.0	**–**	**–**	**20.0**	**20.0**	**–**	**20.0**
6.0	–	–	6.0	6.0	–	6.0
40.0	**–**	**–**	**14.8**	**14.8**	**–**	**14.8**
37.5	–	–	37.5	37.5	–	37.5
30.0	**–**	**–**	**23.7**	**23.7**	**–**	**23.7**
0.0	–	–	0.0	0.0	–	0.0
4.0	**–**	**–**	**4.0**	**4.0**	**–**	**4.0**
3.0	–	–	0.3	0.3	–	0.3
20.0	**–**	**–**	**20.0**	**20.0**	**–**	**20.0**
35.0	–	–	34.9	34.9	–	34.9
1.0	**–**	**–**	**1.0**	**1.0**	**–**	**1.0**
		–	**172.3**	**172.3**	**–**	**172.3**
		3,194.5	**1,513.8**	**4,708.3**	**446.3**	**5,154.5**
15.0	–	15.0	–	15.0	–	15.0
–	**–**	**–**	**–**	**–**	**9.9**	**9.9**
3.4	–	–	1.9	1.9	9.4	11.3
3.0	**–**	**0.4**	**0.7**	**1.0**	**–**	**1.0**
–	–	–	–	–	24.6	24.6
–	**–**	**–**	**–**	**–**	**2.4**	**2.4**
10.0	–	–	10.0	10.0	–	10.0
45.0	**15.0**	**20.7**	**5.0**	**25.7**	**–**	**25.7**
12.0	–	–	12.0	12.0	–	12.0
–	**–**	**–**	**–**	**–**	**17.4**	**17.4**
0.0	–	–	0.0	0.0	–	0.0
		36.1	**29.6**	**65.7**	**63.7**	**129.3**
10.0	–	7.4	–	7.4	–	7.4
		7.4	**–**	**7.4**	**–**	**7.4**

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SOUTH ASIA					
	India		Aavishkaar Goodwell India Microfinance Development Company II	Collective Investment Vehicles	FY10
	India		Aavishkaar Goodwell India Microfinance Development Company Ltd	Collective Investment Vehicles	FY07
	India		AD Hydro Power Limited	Electric Power	FY05, 08
	India		Amalgamated Bean Coffee Trading Company Ltd.	Accommodation & Tourism Services	FY07
	India		Amalgamated Plantations Private Limited	Agriculture and Forestry	FY09
	India		Andhra Pradesh Paper Mills Limited	Pulp & Paper	FY05
	India		Angel Global Capital Private Limited	Finance & Insurance	FY08
	India		APF – I Mauritius	Collective Investment Vehicles	FY08
	India		APIDC Biotechnology Venture Fund	Collective Investment Vehicles	FY05
	India		Apollo Hospitals Enterprise Limited	Health Care	FY06, 09
	India		Apollo Tyres Limited	Plastics & Rubber	FY03, 05, 10
	India		Applied Solar Technologies Pvt. Ltd.	Electric Power	FY10
	India		Atul Limited	Chemicals	FY06, 10
	India		AU Financiers (India) Private Limited	Finance & Insurance	FY10
	India		Auro Mira Bio Systems Kanyakumari Pvt. Ltd.	Electric Power	FY10
	India		Auro Mira Energy Company Private Limited	Electric Power	FY10
	India		Avigo PE Investments Ltd.	Collective Investment Vehicles	FY09
	India		Avigo Venture Investments Limited	Collective Investment Vehicles	FY08
	India		Azure Power India Private Limited	Electric Power	FY10
	India		Bajaj Hindusthan Sugar & Industries Limited	Food & Beverages	FY07
	India		Ballarpur Industries Limited	Pulp & Paper	FY01, 04
	India		Balrampur Chini Mills Ltd.	Food & Beverages	FY03, 07
	India		Belstar Investment & Finance Pvt. Ltd.	Finance & Insurance	FY10
	India		Bharat Biotech International Limited	Chemicals	FY05
	India		Bhartiya Samruddhi Finance Limited	Finance & Insurance	FY01
	India		Bhilwara Energy Limited	Electric Power	FY10
	India		Bihar Sponge Iron Limited	Primary Metals	FY85, 91
	India		Cairn Energy Hydrocarbons Limited	Oil, Gas and Mining	FY10
	India		Cairn India Limited	Oil, Gas and Mining	FY07
	India		CHOLAMANDALAM INVESTMENT AND FINANCE COMPANY LTD	Finance & Insurance	FY10
	India		Coastal Gujarat Power Limited	Electric Power	FY08
	India		Connectiva Systems, Inc.	Professional, Scientific and Technical Services	FY09
	India		Continental Carbon India Limited	Chemicals	FY01, 04, 06, 07, 10
	India		Cosmo Films Limited	Plastics & Rubber	FY03, 05
	India		Craftsman Automation Private Limited	Industrial & Consumer Products	FY10
	India		Crompton Greaves Ltd.	Industrial & Consumer Products	FY04
	India		DCM Shriram Consolidated Limited	Chemicals	FY05, 06, 09
	India		Deutsche Postbank Home Finance Ltd.	Finance & Insurance	FY04

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
2.0	**–**	**–**	**2.0**	**2.0**	**–**	**2.0**
3.5	–	–	3.5	3.5	–	3.5
84.3	**–**	**67.8**	**14.8**	**82.6**	**–**	**82.6**
15.0	–	9.1	5.0	14.1	–	14.1
6.7	**–**	**–**	**6.3**	**6.3**	**–**	**6.3**
40.0	–	21.0	5.0	26.0	–	26.0
37.5	**–**	**–**	**38.8**	**38.8**	**–**	**38.8**
12.0	–	–	12.0	12.0	–	12.0
4.0	**–**	**–**	**4.0**	**4.0**	**–**	**4.0**
55.1	–	50.0	5.1	55.1	–	55.1
48.6	**15.0**	**31.5**	**–**	**31.5**	**0.4**	**32.0**
15.4	–	9.9	5.4	15.4	–	15.4
29.5	**–**	**29.3**	**–**	**29.3**	**–**	**29.3**
7.6	–	–	7.8	7.8	–	7.8
6.2	**–**	**6.2**	**–**	**6.2**	**–**	**6.2**
7.7	–	–	8.0	8.0	–	8.0
20.0	**–**	**–**	**20.0**	**20.0**	**–**	**20.0**
10.0	–	–	9.9	9.9	–	9.9
10.0	**–**	**5.5**	**4.5**	**10.0**	**–**	**10.0**
50.0	90.0	49.7	–	49.7	–	49.7
15.0	**–**	**–**	**8.1**	**8.1**	**–**	**8.1**
54.9	–	33.8	–	33.8	–	33.8
1.2	**–**	**–**	**1.2**	**1.2**	**–**	**1.2**
4.5	–	–	4.5	4.5	–	4.5
1.0	**–**	**–**	**0.8**	**0.8**	**–**	**0.8**
23.9	–	–	23.9	23.9	–	23.9
9.6	**–**	**4.2**	**–**	**4.2**	**–**	**4.2**
150.0	–	150.0	–	150.0	–	150.0
22.9	**–**	**–**	**22.9**	**22.9**	**–**	**22.9**
22.6	–	–	22.3	22.3	–	22.3
450.0	**–**	**450.0**	**–**	**450.0**	**–**	**450.0**
5.0	–	–	5.0	5.0	–	5.0
23.1	**23.9**	**9.4**	**3.2**	**12.6**	**0.9**	**13.5**
14.1	–	–	2.0	2.0	–	2.0
9.7	**–**	**–**	**9.7**	**9.7**	**–**	**9.7**
8.0	–	2.5	–	2.5	–	2.5
86.6	**–**	**75.3**	**–**	**75.3**	**7.0**	**82.3**
21.2	–	20.7	–	20.7	–	20.7

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SOUTH ASIA					
	India		Dewan Housing Finance Corporation Ltd.	Finance & Insurance	FY03
	India		Dewan LIS New Co.	Finance & Insurance	FY10
	India		Dishman Pharmaceuticals and Chemicals Ltd.	Chemicals	FY09
	India		DQ Entertainment Plc	Information	FY03
	India		Electrotherm India Ltd.	Primary Metals	FY07
	India		Export–Import Bank of India	Finance & Insurance	FY09, 10
	India		Financial Information Network & Operations Pvt. Ltd.	Information	FY07, 10
	India		Global Trust Bank Limited	Finance & Insurance	FY94, 98, 00, 01
	India		Granules India Limited	Chemicals	FY07, 09
	India		Green Investment Asia Sustainability Fund I	Collective Investment Vehicles	FY08
	India		Gujarat State Petronet Ltd.	Utilities	FY07
	India		GVK Power and Infrastructure Limited	Electric Power	FY96
	India		HDFC Bank Limited	Finance & Insurance	FY07
	India		Heartland Information Services	Information	FY01, 03, 07, 10
	India		Hikal Limited	Chemicals	FY09
	India		Himadri Chemicals & Industries Limited	Chemicals	FY09
	India		HNG Float Glass Limited	Nonmetallic Mineral Product Manufacturing	FY08
	India		Housing Development Finance Corporation Limited	Finance & Insurance	FY78, 87, 91, 93, 01, 03, 07
	India		Husk Power Systems Inc.	Electric Power	FY10
	India		ICICI Bank Limited	Finance & Insurance	FY07
	India		Idea Cellular Limited	Information	FY08
	India		IHDC – Ascent Hydro Projects Limited	Electric Power	FY06
	India		IHDC – Dodson-Lindblom Hydro Power Pvt Ltd.	Electric Power	FY06
	India		Indecomm Global Services	Information	FY06
	India		India Agribusiness Fund Limited	Collective Investment Vehicles	FY09
	India		India Auto Ancillary Fund	Collective Investment Vehicles	FY99
	India		India Infrastructure Fund	Collective Investment Vehicles	FY08
	India		Infrastructure Development Finance Company Limited	Finance & Insurance	FY98, 05, 10
	India		Jain Irrigation Systems Ltd.	Agriculture and Forestry	FY08, 09
	India		JK Paper Mills Ltd.	Pulp & Paper	FY06, 09
	India		Kalyani Gerdau Steels Limited	Primary Metals	FY10
	India		Kamani Oil Industries Private Limited	Food & Beverages	FY08
	India		Kanoria Chemicals and Industries Ltd.	Chemicals	FY07, 10
	India		Kotak Mahindra Bank Limited	Finance & Insurance	FY05, 07, 10
	India		KPIT Cummins Infosystems Limited	Professional, Scientific and Technical Services	FY05
	India		L G Balakrishnan & Bros.	Industrial & Consumer Products	FY06
	India		Lanco Infratech Limited LITL	Electric Power	FY09
	India		LGB Forge Limited	Industrial & Consumer Products	FY06
	India		Lok Capital LLC	Collective Investment Vehicles	FY06, 08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
12.0	–	3.5	–	3.5	–	3.5
4.5	–	–	4.3	4.3	–	4.3
15.0	–	15.0	–	15.0	–	15.0
3.0	–	–	6.8	6.8	–	6.8
25.0	–	24.0	–	24.0	–	24.0
105.0	–	75.0	–	75.0	–	75.0
7.8	–	–	7.9	7.9	–	7.9
16.0	–	–	2.9	2.9	–	2.9
16.0	–	10.0	6.0	16.0	–	16.0
17.6	–	–	18.7	18.7	–	18.7
113.3	–	72.7	30.0	102.7	–	102.7
–	–	–	9.0	9.0	–	9.0
100.0	–	100.0	–	100.0	–	100.0
5.4	–	–	5.4	5.4	–	5.4
31.8	–	15.0	16.8	31.8	–	31.8
14.0	–	14.0	–	14.0	20.9	34.9
15.0	–	7.9	6.7	14.6	–	14.6
147.8	100.0	100.0	–	100.0	–	100.0
0.4	–	–	0.4	0.4	–	0.4
150.0	–	150.0	–	150.0	–	150.0
84.0	–	100.0	–	100.0	–	100.0
–	–	6.6	–	6.6	–	6.6
15.0	–	6.7	–	6.7	–	6.7
2.6	–	–	2.6	2.6	–	2.6
20.0	–	–	20.0	20.0	–	20.0
2.3	–	–	0.2	0.2	–	0.2
50.0	–	–	49.8	49.8	–	49.8
140.5	100.0	106.3	3.3	109.5	–	109.5
74.2	–	60.0	9.6	69.6	–	69.6
29.3	–	17.1	11.3	28.4	–	28.4
25.0	–	25.0	–	25.0	–	25.0
6.3	–	–	5.3	5.3	–	5.3
19.3	–	17.2	5.3	22.5	–	22.5
67.0	–	50.5	–	50.5	8.4	58.9
13.5	–	7.3	1.3	8.6	–	8.6
3.3	–	–	3.1	3.1	–	3.1
50.0	–	50.0	–	50.0	–	50.0
–	–	–	1.7	1.7	–	1.7
4.0	–	–	2.4	2.4	–	2.4

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SOUTH ASIA					
	India		Macquarie SBI Infrastructure Management Pte. Limited	Collective Investment Vehicles	FY09
	India		Macquarie SBI Infrastructure Trust	Collective Investment Vehicles	FY09
	India		Maharashtra State Electricity Transmission Company Limited	Electric Power	FY10
	India		Mahindra Infrastructure Developers Limited	Utilities	FY01
	India		Mahindra Shubhlabh Services Limited	Agriculture and Forestry	FY03
	India		Max Healthcare Institute Limited	Health Care	FY04, 07
	India		Max India Limited	Health Care	FY09
	India		Meghmani Finechem Limited	Chemicals	FY08
	India		Midas Communications Technologies Pvt. Ltd.	Industrial & Consumer Products	FY09
	India		Modern Dairies Limited	Food & Beverages	FY09
	India		Moser Baer India Limited	Industrial & Consumer Products	FY96, 99, 00
	India		Moser Baer Photovolatic Ltd.	Industrial & Consumer Products	FY07
	India		MSPL Limited	Electric Power	FY07
	India		Nagarjuna Coated Tubes Limited	Primary Metals	FY81
	India		NewPath Ventures LLC	Collective Investment Vehicles	FY03, 04
	India		Ocean Sparkle Limited	Transportation and Warehousing	FY07, 09
	India		Ocimum Biosolutions Ltd.	Health Care	FY07
	India		OCL India Limited	Nonmetallic Mineral Product Manufacturing	FY07
	India		Owens Corning (India) Limited	Nonmetallic Mineral Product Manufacturing	FY97, 08
	India		Peepul Capital Fund II LLC	Collective Investment Vehicles	FY06
	India		Petronet LNG Limited	Utilities	FY07
	India		Polycab Wires Private Limited	Industrial & Consumer Products	FY09
	India		Powerlinks Transmission Limited	Electric Power	FY04
	India		PSL Limited	Primary Metals	FY06
	India		Punj LLoyd Limited	Construction and Real Estate	FY08
	India		Punj Lloyd Upstream Limited	Oil, Gas and Mining	FY08
	India		Rabo Equity Management Company Limited	Collective Investment Vehicles	FY09
	India		Rain CII Carbon (India) Limited	Chemicals	FY96, 05, 08
	India		RAK Ceramics India Pvt. Ltd.	Nonmetallic Mineral Product Manufacturing	FY04
	India		Ramky Infrastructure Ltd.	Construction and Real Estate	FY05
	India		Rockland Hospitals Limited	Health Care	FY08
	India		Samara Capital Partners Ltd.	Collective Investment Vehicles	FY08
	India		Samson Maritime Limited	Transportation and Warehousing	FY08
	India		SBI Macquarie Infrastructure Management Limited	Collective Investment Vehicles	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
0.1	–	–	0.1	0.1	–	0.1
149.0	–	–	149.0	149.0	–	149.0
50.1	–	52.7	–	52.7	–	52.7
0.8	–	–	0.8	0.8	–	0.8
2.2	–	–	2.3	2.3	–	2.3
67.3	–	–	74.6	74.6	–	74.6
31.8	–	–	31.5	31.5	–	31.5
33.0	–	20.0	11.9	31.9	–	31.9
12.5	–	–	12.5	12.5	–	12.5
6.9	–	–	6.4	6.4	–	6.4
71.3	–	–	14.4	14.4	–	14.4
22.5	–	21.5	–	21.5	–	21.5
16.2	–	16.2	–	16.2	–	16.2
1.8	–	–	0.2	0.2	–	0.2
13.0	–	–	13.0	13.0	–	13.0
36.3	–	20.7	9.2	29.9	–	29.9
5.7	–	2.3	3.1	5.4	–	5.4
50.2	–	44.2	–	44.2	–	44.2
33.0	–	7.3	–	7.3	–	7.3
20.0	–	–	20.0	20.0	–	20.0
50.0	150.0	49.5	–	49.5	–	49.5
137.2	–	36.6	80.7	117.3	–	117.3
72.3	–	53.3	–	53.3	–	53.3
4.8	–	–	5.0	5.0	–	5.0
20.0	–	20.0	–	20.0	–	20.0
27.9	–	25.0	2.5	27.5	–	27.5
–	–	–	0.0	0.0	–	0.0
34.7	–	–	–	–	35.5	35.5
20.0	–	7.3	–	7.3	–	7.3
1.4	–	–	3.0	3.0	–	3.0
13.7	–	–	13.7	13.7	–	13.7
10.0	–	–	10.0	10.0	–	10.0
30.2	–	24.0	5.2	29.2	–	29.2
0.4	–	–	0.9	0.9	–	0.9

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SOUTH ASIA					
	India		Sealion Sparkle Port & Terminal Services (Dahej) Limited	Transportation and Warehousing	FY05
	India		Snowman Frozen Foods Limited	Transportation and Warehousing	FY10
	India		Soktas India Private Limited India	Textiles, Apparel & Leather	FY08, 10
	India		South Asian Petrochem Limited	Chemicals	FY08, 09
	India		South Asian Regional Apex Fund	Collective Investment Vehicles	FY96
	India		Standard Charter Bank	Finance & Insurance	FY08
	India		Suguna Poultry Farms Ltd.	Agriculture and Forestry	FY07
	India		Suvidhaa Inforserve Private Limited	Information	FY10
	India		TAN INDIA LIMITED	Chemicals	FY89
	India		The Federal Bank Limited	Finance & Insurance	FY06, 08, 10
	India		United Phosphorus Limited	Chemicals	FY04, 09
	India		United Riceland Limited	Food & Beverages	FY96, 05
	India		Usha Martin Limited	Primary Metals	FY03
	India		Utkarsh Micro Finance Private Limited	Finance & Insurance	FY10
	India		VenturEast Proactive Fund	Collective Investment Vehicles	FY08
	India		Vicat Sagar Cement Private Ltd.	Nonmetallic Mineral Product Manufacturing	FY10
	India		Volkswagen India Pvt. Ltd.	Industrial & Consumer Products	FY09
	India		Walden Nikko India Management Co. Ltd.	Collective Investment Vehicles	FY98
	India		Walden–Nikko India Ventures Co., L.D.C.	Collective Investment Vehicles	FY98
	India		Waterhealth India Private Limited	Utilities	FY09
	India		West Coast Paper Mills Limited	Pulp & Paper	FY07
	India		Zephyr Peacock India Fund II Limited	Collective Investment Vehicles	FY10
	Maldives		Addu Investments Private Limited	Accommodation & Tourism Services	FY09
	Maldives		Housing Development Finance Corporation Plc	Finance & Insurance	FY09
	Maldives		Maldives Finance Leasing Company Limited	Finance & Insurance	FY02
	Maldives		Taj Maldives (Pvt.) Ltd.	Accommodation & Tourism Services	FY04
	Maldives		Universal Enterprises Pvt. Limited	Accommodation & Tourism Services	FY05, 10
	Maldives		Wataniya Telecom Maldives Pvt. Ltd.	Information	FY06
	Nepal		Bank of Kathmandu Limited	Finance & Insurance	FY08
	Nepal		Bhote Koshi Power Company Private Limited	Electric Power	FY98
	Nepal		Buddha Air Private Limited	Transportation and Warehousing	FY09
	Nepal		Butwal Power Company (BPC)	Electric Power	FY10
	Nepal		Himal Power Limited	Electric Power	FY96
	Nepal		Nepal Investment Bank Ltd.	Finance & Insurance	FY10
	Nepal		Nirdhan Utthan Bank Ltd.	Finance & Insurance	FY10

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
4.9	–	2.3	–	2.3	–	2.3
5.4	–	–	5.5	5.5	–	5.5
21.3	–	17.6	2.5	20.1	–	20.1
13.3	–	–	12.9	12.9	–	12.9
7.3	–	–	–	–	–	–
45.0	–	45.0	–	45.0	–	45.0
11.2	–	–	11.2	11.2	–	11.2
5.0	–	–	5.0	5.0	–	5.0
–	–	0.0	–	0.0	–	0.0
54.5	–	–	44.8	44.8	0.0	44.8
67.5	–	55.6	–	55.6	–	55.6
18.5	–	10.0	–	10.0	–	10.0
24.6	–	–	0.7	0.7	–	0.7
0.3	–	–	0.3	0.3	–	0.3
15.0	–	–	15.0	15.0	–	15.0
75.0	68.3	75.0	–	75.0	–	75.0
84.6	105.9	73.7	–	73.7	–	73.7
0.0	–	–	0.0	0.0	–	0.0
2.4	–	–	1.1	1.1	–	1.1
15.2	–	16.1	0.0	16.1	–	16.1
40.0	–	40.0	–	40.0	–	40.0
8.7	–	–	8.7	8.7	–	8.7
		2,795.8	1,063.9	3,859.7	73.2	3,932.8
50.0	–	50.0	–	50.0	–	50.0
12.0	–	7.5	4.5	12.0	–	12.0
3.3	–	0.3	1.3	1.6	–	1.6
8.5	8.5	2.7	–	2.7	–	2.7
52.5	–	37.5	–	37.5	–	37.5
20.0	–	11.1	–	11.1	–	11.1
		109.2	5.8	114.9	–	114.9
–	–	–	–	–	2.0	2.0
23.9	32.9	4.3	–	4.3	1.0	5.3
10.0	–	10.0	–	10.0	–	10.0
6.5	–	6.5	–	6.5	–	6.5
32.0	–	6.6	–	6.6	–	6.6
–	–	–	–	–	0.0	0.0
0.3	–	–	0.3	0.3	–	0.3

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
SOUTH ASIA					
	Nepal		**SmartChoice Technologies (P) Limited**	**Finance & Insurance**	**FY09**
	Sri Lanka		**Asiri Hospital Limited**	**Health Care**	**FY10**
	Sri Lanka		Commercial Bank of Ceylon	Finance & Insurance	FY09
	Sri Lanka		**Commercial Bank of Ceylon**	**Finance & Insurance**	**FY03, 04, 07, 08**
	Sri Lanka		Dialog Telekom Ltd.	Information	FY04, 08
	Sri Lanka		**Fitch Ratings Lanka Limited**	**Finance & Insurance**	**FY00**
	Sri Lanka		John Keells Holdings Plc	Transportation and Warehousing	FY08
	Sri Lanka		**National Development Bank Plc**	**Finance & Insurance**	**FY07, 10**
	Sri Lanka		Nations Trust Bank Ltd.	Finance & Insurance	FY08
	Sri Lanka		**Suntel Limited**	**Information**	**FY01**
	Sri Lanka		The Lanka Hospitals Corporation Plc	Health Care	FY01
	Southeast Asia Region		Asian Mezzanine Infrastructure Fund	Collective Investment Vehicles	FY97
	Southern Asia Region		South Asia Clean Energy Fund, L.P.	Collective Investment Vehicles	FY10
TOTAL IFC COMMITTED PORTFOLIO FOR SOUTH ASIA					
EUROPE & CENTRAL ASIA					
	Albania		**Antea Cement Sh.A.**	**Nonmetallic Mineral Product Manufacturing**	**FY09**
	Albania		Bankers Petroleum Ltd.	Oil, Gas and Mining	FY09
	Albania		**Fushe Kruja Cement Factory**	**Nonmetallic Mineral Product Manufacturing**	**FY05**
	Albania		Konstruksione Metalike shpk	Primary Metals	FY07
	Albania		**National Commercial Bank Sh.A.**	**Finance & Insurance**	**FY00, 07, 10**
	Albania		The Best Construction Sh.p.k.	Construction and Real Estate	FY08
	Armenia		ACBA Leasing	Finance & Insurance	FY03, 10
	Armenia		**Ameriabank CJSC**	**Finance & Insurance**	**FY10**
	Armenia		Armeconombank	Finance & Insurance	FY04, 07, 08
	Armenia		**Armenia Hotel Closed Joint Stock Company**	**Accommodation & Tourism Services**	**FY01, 04**
	Armenia		CJSC Ardshininvestbank	Finance & Insurance	FY08, 10
	Armenia		**Elite Group CJSC**	**Construction and Real Estate**	**FY10**
	Armenia		Inecobank	Finance & Insurance	FY06, 09
	Armenia		**NAREK LLC**	**Construction and Real Estate**	**FY06**
	Azerbaijan		**AccessBank**	**Finance & Insurance**	**FY02, 06, 07, 08, 09**
	Azerbaijan		Azerbaijan Electronics CJSC	Professional, Scientific and Technical Services	FY08
	Azerbaijan		**AzeriGazbank**	**Finance & Insurance**	**FY98, 03, 06, 07, 08, 09**
	Azerbaijan		Credagro Limited Liability Non-Bank Credit Organization	Finance & Insurance	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
0.4	–	–	0.4	0.4	–	0.4
		27.4	0.6	28.0	3.1	31.0
20.0	–	20.0	–	20.0	–	20.0
–	–	–	–	–	14.2	14.2
20.3	–	–	13.5	13.5	19.0	32.4
(5.0)	–	–	30.0	30.0	–	30.0
0.1	–	–	0.1	0.1	–	0.1
75.0	–	65.0	–	65.0	–	65.0
–	–	–	–	–	16.0	16.0
–	–	–	–	–	0.2	0.2
7.5	–	–	7.5	7.5	–	7.5
1.1	–	–	–	–	0.1	0.1
		85.0	51.0	136.0	49.5	185.6
2.3	–	–	0.6	0.6	–	0.6
		–	0.6	0.6	–	0.6
10.0	–	–	10.0	10.0	–	10.0
		–	10.0	10.0	–	10.0
		3,060.8	1,161.5	4,222.3	189.4	4,411.7
–	–	21.3	17.7	39.0	–	39.0
40.4	–	30.0	9.0	39.0	–	39.0
30.0	–	21.4	–	21.4	–	21.4
2.6	–	2.5	–	2.5	–	2.5
3.1	–	–	–	–	0.2	0.2
12.1	–	10.1	–	10.1	–	10.1
		85.3	26.7	111.9	0.2	112.1
5.3	–	3.0	–	3.0	–	3.0
15.0	–	15.0	–	15.0	6.5	21.5
4.0	–	1.1	–	1.1	0.4	1.5
4.8	–	–	0.4	0.4	–	0.4
25.0	–	12.5	10.0	22.5	–	22.5
5.4	–	5.4	–	5.4	–	5.4
7.3	–	3.8	1.3	5.1	–	5.1
2.2	–	1.8	–	1.8	–	1.8
		42.6	11.7	54.3	6.9	61.2
26.3	–	18.9	4.6	23.4	–	23.4
2.7	–	2.4	–	2.4	–	2.4
17.6	–	11.0	5.2	16.2	3.0	19.2
10.0	–	8.2	–	8.2	–	8.2

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Azerbaijan		DEMIRBANK OJSC	Finance & Insurance	FY09
	Azerbaijan		JSC Bank Respublika	Finance & Insurance	FY07, 10
	Azerbaijan		Rabitabank	Finance & Insurance	FY98, 03, 07
	Azerbaijan		UniBank	Finance & Insurance	FY06, 07, 08
	Belarus		Belarusian Bank for Small Business	Finance & Insurance	FY08, 09
	Belarus		Belarusky Narodny Bank	Finance & Insurance	FY10
	Belarus		Detroit Belarus Brewing Company	Food & Beverages	FY04, 06, 08
	Belarus		Detroit Belarus Juice Co.	Food & Beverages	FY07, 10
	Belarus		Erilin Holdings Limited	Construction and Real Estate	FY08
	Belarus		JSC Belgazprombank	Finance & Insurance	FY05, 10
	Belarus		JSC BPS–BANK (Formerly Belpromstroibank)	Finance & Insurance	FY10
	Belarus		Millex International	Wholesale and Retail Trade	FY08
	Belarus		MINSK TRANSIT BANK	Finance & Insurance	FY09
	Belarus		OMA LLC	Wholesale and Retail Trade	FY10
	Belarus		Priorbank Joint Stock Company	Finance & Insurance	FY03, 05, 09
	Belarus		Tigullio Holdings	Wholesale and Retail Trade	FY09
	Bosnia and Herzegovina		Bosnalijek, d.d. Sarajevo	Chemicals	FY99, 01, 05
	Bosnia and Herzegovina		Horizonte Bosnia and Herzegovina Enterprise Fund	Collective Investment Vehicles	FY98
	Bosnia and Herzegovina		Kozara d.d.	Industrial & Consumer Products	FY98
	Bosnia and Herzegovina		Nova Banka a.d. Banja Luka	Finance & Insurance	FY06
	Bosnia and Herzegovina		Polslovni sistem CIMOS TMD Automobilska industrija d.o.o.	Industrial & Consumer Products	FY08
	Bosnia and Herzegovina		Raiffeisen Bank d.d. Bosnia and Herzegovina	Finance & Insurance	FY03, 05, 06, 10
	Bosnia and Herzegovina		Sisecam Sode Lukavac	Chemicals	FY07
	Bosnia and Herzegovina		UniCredit Bank d.d.	Finance & Insurance	FY04
	Bosnia and Herzegovina		Zdravstvena ustanova Specijalizirana bolnica Center BH	Health Care	FY08
	Bulgaria		Advance TerraFund	Construction and Real Estate	FY08
	Bulgaria		AES Geo Energy OOD	Electric Power	FY09
	Bulgaria		Drujba Glassworks A.D.	Nonmetallic Mineral Product Manufacturing	FY04, 08
	Bulgaria		EPIQ NV	Industrial & Consumer Products	FY06
	Bulgaria		Kronospan Bulgaria EOOD	Industrial & Consumer Products	FY00, 01, 10
	Bulgaria		Stomana Industry A.D.	Primary Metals	FY04, 06
	Bulgaria		Trakya Glass Bulgaria EAD	Nonmetallic Mineral Product Manufacturing	FY04, 09
	Bulgaria		UniCredit Bulbank A.D.	Finance & Insurance	FY01
	Bulgaria		Unionbank A.D.	Finance & Insurance	FY03, 05
	Croatia		Belisce d.d.	Pulp & Paper	FY73, 81, 98, 03
	Croatia		Belje d.d.	Agriculture and Forestry	FY06, 08
	Croatia		CMC Sisak d.o.o.	Primary Metals	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
5.0	–	5.0	–	5.0	3.2	8.2
25.0	–	23.1	–	23.1	0.9	24.0
3.6	–	0.8	–	0.8	–	0.8
8.0	–	3.6	–	3.6	1.5	5.1
		73.0	9.7	82.7	8.6	91.3
7.4	–	5.0	2.7	7.7	–	7.7
13.3	–	5.0	8.2	13.2	0.1	13.2
11.2	–	–	0.0	0.0	–	0.0
1.3	–	–	3.3	3.3	–	3.3
12.5	–	9.0	–	9.0	–	9.0
5.0	–	0.7	–	0.7	15.9	16.6
–	–	–	–	–	14.4	14.4
26.0	–	26.0	–	26.0	–	26.0
–	–	–	–	–	1.3	1.3
7.0	–	7.0	–	7.0	–	7.0
14.0	–	11.4	–	11.4	0.3	11.8
6.0	–	6.0	–	6.0	–	6.0
		70.1	14.2	84.3	32.0	116.3
13.9	–	2.7	1.3	4.0	–	4.0
1.9	–	–	1.5	1.5	–	1.5
(0.3)	–	1.7	–	1.7	–	1.7
12.7	–	5.4	3.7	9.1	–	9.1
34.5	–	27.0	–	27.0	–	27.0
32.1	–	22.4	–	22.4	1.7	24.1
31.6	–	25.0	–	25.0	–	25.0
–	–	5.1	15.5	20.5	–	20.5
6.4	–	5.0	–	5.0	–	5.0
		94.3	22.0	116.3	1.7	118.0
21.6	–	–	22.2	22.2	–	22.2
50.0	40.0	47.6	–	47.6	–	47.6
63.5	–	13.4	–	13.4	–	13.4
14.0	–	1.6	2.2	3.8	–	3.8
44.5	12.3	30.2	–	30.2	–	30.2
44.2	–	22.3	–	22.3	–	22.3
54.7	65.1	25.3	7.5	32.8	–	32.8
17.3	–	–	17.5	17.5	–	17.5
11.3	–	3.4	–	3.4	–	3.4
		143.7	49.3	193.0	–	193.0
60.7	64.1	6.1	–	6.1	–	6.1
51.1	–	54.1	–	54.1	–	54.1
56.4	–	49.2	–	49.2	–	49.2

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Croatia		Erste & Steiermarkische Bank d.d.	Finance & Insurance	FY00, 03
	Croatia		PIK Vrbovec d.d.	Food & Beverages	FY06, 08
	Croatia		Privredna banka Zagreb d.d.	Finance & Insurance	FY05
	Croatia		The CC Partnership L.P.	Collective Investment Vehicles	FY99
	Czech Republic		CDV–1 Holding Company, L.P.	Finance & Insurance	FY01, 03
	Czech Republic		Ceska sporitelna, a.s.	Finance & Insurance	FY03
	Czech Republic		Ceskoslovenska obchodni banka, a.s.	Finance & Insurance	FY03
	Georgia		Bank of Georgia	Finance & Insurance	FY00, 03, 09, 10
	Georgia		JSC Bank Republic	Finance & Insurance	FY08, 10
	Georgia		JSC Tbilisi Central	Construction and Real Estate	FY08
	Georgia		Rakeen Uptown Development LLC	Construction and Real Estate	FY09
	Georgia		TAV Urban Georgia LLC	Transportation and Warehousing	FY06
	Georgia		TBC Bank	Finance & Insurance	FY98, 00, 02, 04, 05, 06, 07, 08, 09, 10
	Georgia		TBC Leasing	Finance & Insurance	FY05
	Georgia		TbilComBank	Finance & Insurance	FY99
	Hungary		Erste Bank Hungary Nyrt.	Finance & Insurance	FY03
	Hungary		Honeywell ESCO Hungary	Electric Power	FY00
	Hungary		Orszagos Takarekpenztar es Kereskedelmi Bank Rt.	Finance & Insurance	FY02, 06
	Hungary		Raiffeisen Bank Zrt.	Finance & Insurance	FY03
	Hungary		UniCredit Bank Hungary Zrt.	Finance & Insurance	FY03
	Kazakhstan		ABN-AMRO Bank Kazakhstan	Finance & Insurance	FY94, 96, 98, 03, 07
	Kazakhstan		Bank CenterCredit	Finance & Insurance	FY05, 08, 09, 10
	Kazakhstan		BTA Bank	Finance & Insurance	FY00, 03
	Kazakhstan		BTA Orix Leasing	Finance & Insurance	FY05
	Kazakhstan		Home Mart LLP	Construction and Real Estate	FY09
	Kazakhstan		Jambyl Cement LLP	Nonmetallic Mineral Product Manufacturing	FY09
	Kazakhstan		JSC ATF Bank	Finance & Insurance	FY10
	Kazakhstan		Mittal Steel SME Resource TOO	Collective Investment Vehicles	FY02
	Kazakhstan		Ust–Kamenogorsk Poultry Farm JSC	Agriculture and Forestry	FY10
	Kyrgyz Republic		Demir Kyrgyz International Bank	Finance & Insurance	FY97, 03, 09
	Kyrgyz Republic		Kyrgyz Investment & Credit Bank	Finance & Insurance	FY01, 05, 07, 08, 09
	Kyrgyz Republic		Kyrgyz–Chinese Joint Venture Altyn-Ajydar	Pulp & Paper	FY00, 05, 08
	Kyrgyz Republic		Magic Box	Pulp & Paper	FY07
	Kyrgyz Republic		Micro credit Agency Bai Tushum Financial Fund	Finance & Insurance	FY06, 09
	Kyrgyz Republic		UniCredit Bank OJSC	Finance & Insurance	FY10

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
36.4	–	6.6	–	6.6	–	6.6
62.7	–	24.6	–	24.6	–	24.6
99.4	–	55.3	–	55.3	–	55.3
5.0	–	–	0.3	0.3	–	0.3
		195.8	**0.3**	**196.1**	**–**	**196.1**
15.9	–	–	0.0	0.0	–	0.0
–	–	–	–	–	10.9	10.9
–	–	–	–	–	0.4	0.4
		–	**0.0**	**0.0**	**11.3**	**11.3**
107.2	–	100.5	–	100.5	19.4	119.8
62.0	–	55.3	–	55.3	–	55.3
8.5	–	8.5	–	8.5	–	8.5
49.6	–	42.0	7.6	49.6	–	49.6
25.9	–	20.9	–	20.9	–	20.9
99.0	–	54.2	35.4	89.5	4.0	93.5
3.0	–	0.2	–	0.2	–	0.2
1.0	–	0.5	–	0.5	–	0.5
		282.1	**43.0**	**325.1**	**23.4**	**348.5**
–	–	–	–	–	3.2	3.2
0.4	–	–	0.4	0.4	–	0.4
–	–	–	–	–	107.7	107.7
–	–	–	–	–	21.7	21.7
–	–	–	–	–	0.0	0.0
		–	**0.4**	**0.4**	**132.6**	**133.0**
25.8	1.0	–	15.4	15.4	–	15.4
240.0	–	133.9	100.0	233.9	43.7	277.6
15.0	–	–	4.9	4.9	–	4.9
6.1	–	1.3	1.1	2.3	–	2.3
45.0	–	45.0	–	45.0	–	45.0
64.3	110.0	50.0	14.3	64.3	–	64.3
60.0	–	60.0	–	60.0	–	60.0
3.4	–	3.3	0.1	3.4	–	3.4
2.0	–	2.0	–	2.0	–	2.0
		295.4	**135.8**	**431.3**	**43.7**	**475.0**
5.6	–	5.0	0.6	5.6	–	5.6
9.2	–	8.0	1.7	9.7	–	9.7
3.3	–	2.0	–	2.0	–	2.0
1.5	–	1.1	–	1.1	–	1.1
5.2	–	4.3	–	4.3	–	4.3
10.0	–	10.0	–	10.0	–	10.0
		30.3	**2.3**	**32.6**	**–**	**32.6**

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Latvia		Baltic-American Enterprise Fund	Finance & Insurance	FY05
	Latvia		JSC Hansabanka	Finance & Insurance	FY03
	Lithuania		AB SEB Vilniaus Bankas	Finance & Insurance	FY03
	Lithuania		SEB RE Portfolio Lithuania	Finance & Insurance	FY09
	Macedonia, Former Yugoslav Republic of		Elektrostopanstvo na Makedonija	Electric Power	FY08
	Macedonia, Former Yugoslav Republic of		Makedonski Telekom	Information	FY98
	Macedonia, Former Yugoslav Republic of		NLB Tutunska banka, A.D. Skopje	Finance & Insurance	FY10
	Macedonia, Former Yugoslav Republic of		Small Enterprise Assistance Fund-Macedonia Fund L.L.C.	Collective Investment Vehicles	FY00
	Macedonia, Former Yugoslav Republic of		Stopanska Banka a.d. Skopje	Finance & Insurance	FY98, 00, 01, 03
	Moldova		BC Moldova Agroindbank SA	Finance & Insurance	FY10
	Moldova		Bostavan Wineries, Ltd.	Food & Beverages	FY08
	Moldova		Orange Moldova S.A.	Information	FY99, 00, 01
	Moldova		ProCredit Bank Moldova	Finance & Insurance	FY09
	Moldova		RED UNION FENOSA S.A.	Electric Power	FY02, 10
	Moldova		Victoriabank	Finance & Insurance	FY02, 04
	Montenegro		Gintasmont Investment Construction and Trade A.D.	Construction and Real Estate	FY08
	Montenegro		Government of Montenegro	Other	FY80
	Montenegro		Institut Za Fizikalnu Medicinu I Rehabilitaciju ("Dr. Simo Milosevic") Igalo	Other	FY82, 88
	Montenegro		NLB Montenegrobanka, A.D., Podgorica	Finance & Insurance	FY09
	Poland		Central Poland Fund, LLC	Collective Investment Vehicles	FY98
	Poland		FM Bank	Finance & Insurance	FY09
	Poland		Fundusz Mikro SP. Z.O.O.	Finance & Insurance	FY09
	Poland		Global Hotels Development Group Poland S.A.	Accommodation & Tourism Services	FY99
	Poland		Peters Fleischindustrie und Handel Aktiengesellschaft	Food & Beverages	FY94
	Republic of Kosovo		Newko Balkan LLC	Industrial & Consumer Products	FY10
	Romania		Arabesque S.R.L.	Wholesale and Retail Trade	FY07
	Romania		ATE Bank Romania S.A.	Finance & Insurance	FY05, 08, 09
	Romania		Banat Construct S.R.L.	Construction and Real Estate	FY08
	Romania		Banca Comerciala Romana S. A.	Finance & Insurance	FY03, 04, 06, 09
	Romania		Banca Transilvania S.A.	Finance & Insurance	FY04, 05, 07, 09, 10
	Romania		C.N.F.R. NAVROM S.A. GALATI	Transportation and Warehousing	FY06

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
7.1	–	0.6	–	0.6	–	0.6
–	–	–	–	–	0.8	0.8
		0.6	**–**	**0.6**	**0.8**	**1.4**
–	–	–	–	–	0.0	0.0
13.4	–	12.3	–	12.3	–	12.3
		12.3	**–**	**12.3**	**0.0**	**12.3**
55.3	–	43.0	–	43.0	–	43.0
25.0	25.0	–	11.3	11.3	–	11.3
34.0	–	30.7	–	30.7	–	30.7
1.8	–	–	0.5	0.5	–	0.5
12.1	–	–	10.3	10.3	–	10.3
		73.7	**22.1**	**95.8**	**–**	**95.8**
15.0	–	15.0	–	15.0	–	15.0
10.0	–	–	5.0	5.0	–	5.0
15.3	21.8	–	1.6	1.6	–	1.6
7.0	–	7.0	–	7.0	–	7.0
35.0	–	18.6	–	18.6	–	18.6
9.0	–	1.0	–	1.0	–	1.0
		41.6	**6.6**	**48.2**	**–**	**48.2**
15.7	–	12.3	–	12.3	–	12.3
–	–	1.0	–	1.0	–	1.0
22.0	–	6.9	–	6.9	–	6.9
14.1	–	12.3	–	12.3	–	12.3
		32.4	**–**	**32.4**	**–**	**32.4**
1.6	–	–	1.3	1.3	–	1.3
–	–	12.5	5.1	17.6	–	17.6
27.0	–	1.8	–	1.8	–	1.8
4.2	–	2.0	–	2.0	–	2.0
6.5	–	–	0.9	0.9	–	0.9
		16.3	**7.3**	**23.6**	**–**	**23.6**
6.5	–	6.4	–	6.4	–	6.4
		6.4	**–**	**6.4**	**–**	**6.4**
37.8	37.8	31.7	–	31.7	–	31.7
36.5	–	12.3	24.3	36.6	–	36.6
–	–	4.6	–	4.6	–	4.6
344.5	–	131.0	–	131.0	–	131.0
199.8	105.8	142.3	20.0	162.3	–	162.3
16.8	–	10.6	–	10.6	–	10.6

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Romania		Credit Europe Bank (Romania) S.A.	Finance & Insurance	FY07
	Romania		Domenia Credit IFN S.A.	Finance & Insurance	FY04
	Romania		MedLife S.A.	Health Care	FY07, 10
	Romania		ProCredit Bank S.A.	Finance & Insurance	FY02, 03, 04, 07, 10
	Romania		Romania Gas Holding	Utilities	FY05
	Romania		S.C. Transport Trade Services S.A.	Transportation and Warehousing	FY08
	Russian Federation		Absolut Bank	Finance & Insurance	FY06, 07, 08
	Russian Federation		Air Transport Systems	Transportation and Warehousing	FY06
	Russian Federation		ALD Automotive	Finance & Insurance	FY05
	Russian Federation		Asian–Pacific Bank (Open joint–stock company)	Finance & Insurance	FY09
	Russian Federation		Asteros Technology Solutions Holding Ltd.	Information	FY09, 10
	Russian Federation		AVA Peter Ltd.	Health Care	FY08
	Russian Federation		Avtokran OJSC	Industrial & Consumer Products	FY10
	Russian Federation		Banque Societe Generale Vostok	Finance & Insurance	FY04
	Russian Federation		Baring Vostok Private Equity Fund III	Collective Investment Vehicles	FY05
	Russian Federation		Baring Vostok Private Equity Fund, L.P. 2	Collective Investment Vehicles	FY01
	Russian Federation		Belgorodskie Granulirovannye Korma	Agriculture and Forestry	FY08
	Russian Federation		Borets International Ltd.	Industrial & Consumer Products	FY10
	Russian Federation		Brunswick Capital	Transportation and Warehousing	FY06, 08
	Russian Federation		Brunswick Leasing Limited	Transportation and Warehousing	FY06, 10
	Russian Federation		CapMan Russia Fund L.P.	Collective Investment Vehicles	FY07
	Russian Federation		Chukotka Mining and Geological Company	Oil, Gas and Mining	FY06
	Russian Federation		Chuvash Republic	Utilities	FY06, 09
	Russian Federation		Cinema Park	Wholesale and Retail Trade	FY06
	Russian Federation		Commercial Bank DeltaCredit	Finance & Insurance	FY02, 03
	Russian Federation		Commercial Bank Rostpromstroybank (OJSC)	Finance & Insurance	FY09
	Russian Federation		Concordia Ltd.	Food & Beverages	FY07, 08
	Russian Federation		Credit Bank of Moscow	Finance & Insurance	FY05, 06, 10
	Russian Federation		Daido Metal Russia LLC	Industrial & Consumer Products	FY08
	Russian Federation		Detroit Investments	Food & Beverages	FY07, 10
	Russian Federation		Europe Hotel, Limited Liability Company	Accommodation & Tourism Services	FY05
	Russian Federation		Eurosib Group	Transportation and Warehousing	FY05, 06
	Russian Federation		FactorRus	Finance & Insurance	FY10
	Russian Federation		FIRST RUSSIA-NIS FUND	Collective Investment Vehicles	FY95
	Russian Federation		Forus Bank	Finance & Insurance	FY06, 10
	Russian Federation		Home Center Ltd.	Wholesale and Retail Trade	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
53.6	–	25.9	–	25.9	–	25.9
5.0	–	2.1	–	2.1	–	2.1
23.8	–	17.6	3.2	20.8	–	20.8
25.3	–	7.2	5.3	12.5	–	12.5
54.4	–	–	48.5	48.5	–	48.5
17.0	–	11.5	–	11.5	–	11.5
		396.8	**101.3**	**498.2**	**–**	**498.2**
52.4	–	9.2	31.0	40.2	–	40.2
8.0	–	3.0	–	3.0	–	3.0
–	–	7.9	–	7.9	–	7.9
42.4	–	15.2	20.0	35.2	6.6	41.8
22.5	–	20.0	2.5	22.5	–	22.5
12.5	–	12.5	–	12.5	–	12.5
27.1	–	26.0	–	26.0	–	26.0
75.0	–	12.5	–	12.5	–	12.5
12.5	–	–	11.2	11.2	–	11.2
15.0	–	–	0.6	0.6	–	0.6
80.0	–	27.0	50.0	77.0	–	77.0
50.0	–	50.0	–	50.0	–	50.0
124.7	–	70.1	–	70.1	–	70.1
20.0	–	–	27.5	27.5	–	27.5
14.0	–	–	14.7	14.7	–	14.7
–	–	3.3	–	3.3	–	3.3
6.0	–	6.4	–	6.4	7.4	13.8
20.0	–	15.4	–	15.4	–	15.4
74.0	–	44.2	–	44.2	–	44.2
21.5	–	–	21.5	21.5	–	21.5
40.0	35.8	27.6	–	27.6	–	27.6
55.0	–	42.5	–	42.5	69.0	111.5
5.2	–	4.1	–	4.1	–	4.1
37.5	–	32.6	–	32.6	–	32.6
15.0	50.0	8.7	–	8.7	–	8.7
48.8	8.2	30.0	–	30.0	–	30.0
5.0	–	–	5.0	5.0	–	5.0
15.0	–	–	0.0	0.0	–	0.0
6.2	–	1.6	–	1.6	1.8	3.4
10.0	–	10.0	–	10.0	–	10.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Russian Federation		JSC SFAT	Transportation and Warehousing	FY04, 05
	Russian Federation		Kinross Gold Corporation	Oil, Gas and Mining	FY09
	Russian Federation		Kronowood LLC	Industrial & Consumer Products	FY04, 05
	Russian Federation		KuibyshevAzot JSC	Chemicals	FY05, 08, 09
	Russian Federation		Kulon Yugros ZAO	Transportation and Warehousing	FY10
	Russian Federation		Logopark Ob LLC	Construction and Real Estate	FY09
	Russian Federation		Macquarie Renaissance Infrastructure Fund	Collective Investment Vehicles	FY09
	Russian Federation		MDM Bank	Finance & Insurance	FY07, 08, 09
	Russian Federation		MDM Bank, Open Joint Stock Company	Finance & Insurance	FY07, 08, 09, 10
	Russian Federation		Medicina Joint Stock Company	Health Care	FY08
	Russian Federation		Municipal Unitarian Enterprise Ufavodokanal	Utilities	FY10
	Russian Federation		Municipal Unitary Enterprise "Upravlenie Zakazchika Zhilischno-Kommunalnogo Khozyaistva"	Other	FY09
	Russian Federation		NBD Bank	Finance & Insurance	FY02, 03, 06, 08, 10
	Russian Federation		New Medical Center	Health Care	FY01
	Russian Federation		Nitol Solar Limited	Chemicals	FY09
	Russian Federation		OOO KALININGRADINVEST	Construction and Real Estate	FY10
	Russian Federation		OOO KRASNOYARSKINVEST	Construction and Real Estate	FY10
	Russian Federation		OOO Kronostar	Industrial & Consumer Products	FY04, 05, 09
	Russian Federation		OOO Logopark Don	Transportation and Warehousing	FY10
	Russian Federation		OOO Northern Capital Gateway, Ltd.	Transportation and Warehousing	FY10
	Russian Federation		OOO Ruscam	Nonmetallic Mineral Product Manufacturing	FY02, 03, 04
	Russian Federation		OOO SAMSTROYKOM	Construction and Real Estate	FY10
	Russian Federation		OOO YAROSLAVLOTELINVEST	Construction and Real Estate	FY10
	Russian Federation		Open Joint Stock Company Commercial Bank "Center-invest"	Finance & Insurance	FY02, 05, 06, 10
	Russian Federation		Petropavlovsk Kamchatsky	Other	FY08
	Russian Federation		Petropavlovsk Plc	Oil, Gas and Mining	FY05, 06, 07
	Russian Federation		Pilkington Float Glass Russia	Nonmetallic Mineral Product Manufacturing	FY04, 07
	Russian Federation		PromSvyazBank	Finance & Insurance	FY10
	Russian Federation		Quadriga Capital Russia Fund	Collective Investment Vehicles	FY05
	Russian Federation		Republic of Maryi El	Transportation and Warehousing	FY09, 10
	Russian Federation		ROOF Russia S.A.	Finance & Insurance	FY07
	Russian Federation		RosEvroBank Joint Stock Commercial Bank	Finance & Insurance	FY10
	Russian Federation		ruNet Holdings Limited	Professional, Scientific and Technical Services	FY03
	Russian Federation		Rusfinance Bank LLC	Finance & Insurance	FY05, 07
	Russian Federation		Russia Partners II, LP	Collective Investment Vehicles	FY05

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
60.0	55.0	17.1	–	17.1	–	17.1
–	–	–	12.5	12.5	–	12.5
87.3	–	50.6	–	50.6	–	50.6
55.0	–	21.5	20.0	41.5	–	41.5
14.4	–	12.1	–	12.1	–	12.1
40.0	–	21.5	–	21.5	–	21.5
100.0	–	–	100.0	100.0	–	100.0
319.0	500.0	–	–	–	12.0	12.0
–	246.8	154.1	80.6	234.7	–	234.7
20.1	–	10.1	–	10.1	–	10.1
17.2	–	16.0	–	16.0	–	16.0
9.7	–	9.6	–	9.6	–	9.6
29.5	–	5.0	–	5.0	0.1	5.1
2.1	–	0.5	–	0.5	–	0.5
49.9	–	–	50.0	50.0	–	50.0
–	–	6.1	–	6.1	–	6.1
–	–	8.2	–	8.2	–	8.2
124.3	49.3	60.5	–	60.5	–	60.5
30.0	10.0	31.0	–	31.0	–	31.0
94.3	–	86.0	–	86.0	–	86.0
40.5	–	3.2	–	3.2	–	3.2
–	–	7.7	–	7.7	–	7.7
–	–	5.7	–	5.7	–	5.7
43.0	–	33.6	–	33.6	–	33.6
28.7	–	18.7	–	18.7	–	18.7
32.4	–	–	19.9	19.9	–	19.9
47.6	–	37.9	–	37.9	–	37.9
–	–	–	–	–	1.4	1.4
20.0	–	–	20.0	20.0	–	20.0
33.4	–	33.7	–	33.7	–	33.7
12.0	–	12.0	–	12.0	–	12.0
–	–	–	–	–	7.1	7.1
5.0	–	–	5.0	5.0	–	5.0
–	–	137.4	–	137.4	–	137.4
10.0	–	–	9.8	9.8	–	9.8

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Russian Federation		Russian Hotel Investments BV	Accommodation & Tourism Services	FY10
	Russian Federation		Russian Mortgage Backed Securities 2006-1 S.A.	Finance & Insurance	FY07
	Russian Federation		Sector Investment Holding Company Limited	Collective Investment Vehicles	FY96
	Russian Federation		Sevtekhnotrans	Transportation and Warehousing	FY04, 10
	Russian Federation		State Unitary Enterprise "CHUVASHAVTODOR"	Construction and Real Estate	FY07
	Russian Federation		The Russian Technology Fund, L.P.	Collective Investment Vehicles	FY96
	Russian Federation		Transcapitalbank	Finance & Insurance	FY09, 10
	Russian Federation		Trio Invest LLC	Transportation and Warehousing	FY06
	Russian Federation		United Trading A/S	Agriculture and Forestry	FY08
	Russian Federation		Volga Shipping Company	Transportation and Warehousing	FY05
	Russian Federation		Vostok Energy Ltd	Oil, Gas and Mining	FY08
	Russian Federation		Vyksa Steel Works	Primary Metals	FY06, 10
	Russian Federation		ZAO DeltaLeasing	Finance & Insurance	FY04, 06
	Russian Federation		ZAO Europlan	Finance & Insurance	FY02, 07
	Russian Federation		ZAO Locko Bank	Finance & Insurance	FY06, 08, 09
	Russian Federation		ZAO Monocrystal	Industrial & Consumer Products	FY10
	Russian Federation		ZAO Raiffeisenbank Austria	Finance & Insurance	FY03, 05
	Serbia		Banca Intesa AD Beograd	Finance & Insurance	FY04, 06, 08
	Serbia		Continental Banka A.D.	Finance & Insurance	FY04, 06
	Serbia		Frikom A.D.	Food & Beverages	FY77, 09
	Serbia		Kronospan SRB d.o.o.	Industrial & Consumer Products	FY10
	Serbia		Loan to Eight Banks for Small-Scale Enterprises	Finance & Insurance	FY80
	Serbia		Nova Sloga A.D.	Food & Beverages	FY09
	Serbia		Poteza Adriatic Fund B.V.	Collective Investment Vehicles	FY04
	Serbia		ProCredit Bank Serbia	Finance & Insurance	FY02, 03, 07, 10
	Serbia		Procredit Leasing d.o.o.	Finance & Insurance	FY08
	Serbia		PWW Deponija d.o.o. Jagodina	Utilities	FY08
	Serbia		PWW Deponija DVA d.o.o. Leskovac	Utilities	FY08
	Serbia		Raiffeisen Leasing d.o.o. Beograd.	Finance & Insurance	FY10
	Serbia		Societe Generale Banka Srbija AD Beograd	Finance & Insurance	FY10
	Serbia		Unicredit Bank Srbija A.D.	Finance & Insurance	FY05
	Slovakia		Dexia banka Slovensko, a.s.	Finance & Insurance	FY03
	Slovenia		Gorenje, d.d.	Industrial & Consumer Products	FY10
	Tajikistan		Access Bank Tajikistan CJSC	Finance & Insurance	FY09
	Tajikistan		First Microfinance Bank of Tajikistan	Finance & Insurance	FY05, 06, 08, 10
	Tajikistan		International Micro Loan Fund IMON	Finance & Insurance	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
33.4	–	–	2.7	2.7	–	2.7
10.6	–	6.1	–	6.1	8.8	14.8
–	–	–	0.0	0.0	–	0.0
70.0	–	41.4	–	41.4	–	41.4
50.3	–	34.8	–	34.8	–	34.8
1.0	–	–	0.4	0.4	–	0.4
30.0	–	30.0	–	30.0	16.3	46.3
20.0	–	16.7	–	16.7	–	16.7
100.0	–	–	50.0	50.0	–	50.0
18.4	12.6	11.1	–	11.1	–	11.1
30.0	–	–	30.0	30.0	–	30.0
130.0	–	104.3	–	104.3	–	104.3
10.2	–	1.8	–	1.8	–	1.8
30.7	–	8.7	–	8.7	–	8.7
53.7	45.0	23.3	23.8	47.1	22.2	69.3
10.0	–	10.0	–	10.0	–	10.0
20.0	–	75.0	–	75.0	–	75.0
		1,642.9	**608.9**	**2,251.9**	**152.7**	**2,404.5**
146.3	–	73.7	74.3	148.0	–	148.0
25.5	–	18.4	–	18.4	–	18.4
61.4	1.0	36.9	–	36.9	–	36.9
29.8	–	29.5	–	29.5	–	29.5
26.0	5.7	0.9	–	0.9	–	0.9
0.0	–	12.3	–	12.3	–	12.3
13.7	–	–	14.2	14.2	–	14.2
57.9	–	33.8	–	33.8	–	33.8
15.7	–	12.3	–	12.3	–	12.3
–	–	2.5	–	2.5	–	2.5
–	–	2.7	–	2.7	–	2.7
–	–	15.8	–	15.8	–	15.8
49.6	–	49.2	–	49.2	–	49.2
37.6	–	30.0	–	30.0	–	30.0
		317.9	**88.4**	**406.3**	**–**	**406.3**
–	–	–	–	–	1.1	1.1
		–	**–**	**–**	**1.1**	**1.1**
92.8	–	61.4	30.7	92.1	–	92.1
		61.4	**30.7**	**92.1**	**–**	**92.1**
2.0	–	–	2.0	2.0	–	2.0
4.3	–	3.0	1.3	4.3	–	4.3
2.5	–	2.5	–	2.5	–	2.5

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Tajikistan		Open Joint Stock Company Pamir Energy Company	Electric Power	FY03
	Tajikistan		Open Joint Stock Company, Bank Eskhata	Finance & Insurance	FY06, 08, 09
	Tajikistan		SugdAgroServ	Agriculture and Forestry	FY02, 04
	Tajikistan		Tojiksodirotbonk	Finance & Insurance	FY02, 07, 08
	Tajikistan		Tourism Promotion Services Limited (Tajikistan)	Accommodation & Tourism Services	FY09
	Turkey		Abdulkadir Ozcan Otomotiv Lastik San. Tic. A.S	Industrial & Consumer Products	FY08
	Turkey		Akbank	Finance & Insurance	FY03, 10
	Turkey		Akenerji Elektrik Uretim A.S.	Electric Power	FY10
	Turkey		Arkas Group	Transportation and Warehousing	FY08
	Turkey		Assan Aluminyum Sanayi ve Ticaret Anonim Sirketi	Primary Metals	FY02, 05, 08, 09
	Turkey		Avea Iletisim Hizmetleri A.S	Information	FY06, 07
	Turkey		Banvit Bandirma Vitaminli Yem Sanayi A.S.	Agriculture and Forestry	FY01, 07
	Turkey		Cimko Cimento ve Beton Sanayi Ticaret A.S.	Nonmetallic Mineral Product Manufacturing	FY06
	Turkey		Delta Petrol Urunleri Ticaret Anonim Sirketi	Chemicals	FY08
	Turkey		Enerjisa Enerji Uretim A.S.	Electric Power	FY08
	Turkey		Eurasia CP Jersey L.P.	Collective Investment Vehicles	FY10
	Turkey		Finans Finansal Kiralama A.S.	Finance & Insurance	FY97, 98, 06, 10
	Turkey		Finansbank A.S.	Finance & Insurance	FY00, 07
	Turkey		Izgaz Izmit Gaz Dagitim Sanayi ve Ticaret A.S.	Utilities	FY09
	Turkey		Kucukcalik Tekstil Sanayii ve Ticaret A.S.	Textiles, Apparel & Leather	FY07, 08
	Turkey		Mayagro Tohumculuk Sanayi ve Ticaret A.S.	Agriculture and Forestry	FY09
	Turkey		Medya Holding A.S.	Information	FY93, 96
	Turkey		Meteksan Sistem ve Bilgisayar Teknolojileri A.S.	Professional, Scientific and Technical Services	FY04
	Turkey		Metropolitan Municipality of Istanbul	Other	FY09
	Turkey		Milli Reasurans T.A.S.	Finance & Insurance	FY02, 06
	Turkey		Modern Karton Sanayii ve Ticaret A.S.	Pulp & Paper	FY98, 02, 06, 09
	Turkey		PALGAZ Dogal Gaz Dagitim Sanayi	Utilities	FY05
	Turkey		Posuda LLC	Nonmetallic Mineral Product Manufacturing	FY08
	Turkey		Rotor Elektrik Uretim A.S	Electric Power	FY09
	Turkey		Sarten Ambalaj Sanayi ve Ticaret A.S.	Industrial & Consumer Products	FY07, 10
	Turkey		Sekerbank T.A.S.	Finance & Insurance	FY08, 09, 10
	Turkey		Soktas Tekstil Sanayi ve Ticaret Anonim Sirketi	Textiles, Apparel & Leather	FY98, 02, 08
	Turkey		Standard Profil Otomotiv Ticaret ve Sanayi A.S.	Industrial & Consumer Products	FY06, 07
	Turkey		TCE Ege Konteyner Terminal Isletmeleri A.S.	Transportation and Warehousing	FY10
	Turkey		Trakya Cam Sanayii A.S.	Nonmetallic Mineral Product Manufacturing	FY79, 83, 84, 89, 91, 96, 99, 09
	Turkey		Türk Ekonomi Bankasi A.S.	Finance & Insurance	FY95, 99, 03, 05, 08
	Turkey		Turkish Private Equity Fund I L.P.	Collective Investment Vehicles	FY02

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
8.0	–	4.5	3.5	8.0	–	8.0
5.0	–	5.3	–	5.3	0.1	5.4
0.8	–	0.4	–	0.4	–	0.4
0.2	–	1.2	–	1.2	–	1.2
7.0	–	7.0	–	7.0	–	7.0
		23.9	**6.8**	**30.7**	**0.1**	**30.8**
30.0	–	30.0	–	30.0	–	30.0
130.0	100.0	75.0	–	75.0	–	75.0
75.0	–	75.0	–	75.0	–	75.0
45.0	–	32.3	–	32.3	1.5	33.8
30.0	10.0	58.1	–	58.1	–	58.1
240.0	300.0	52.5	–	52.5	–	52.5
60.0	–	32.9	–	32.9	–	32.9
75.0	100.0	65.0	–	65.0	–	65.0
45.0	–	45.0	–	45.0	–	45.0
247.7	556.6	194.2	–	194.2	–	194.2
13.6	–	–	12.3	12.3	–	12.3
76.5	–	52.5	–	52.5	–	52.5
259.2	–	–	259.2	259.2	–	259.2
50.0	–	48.7	–	48.7	–	48.7
25.1	–	22.9	–	22.9	–	22.9
10.0	–	10.0	–	10.0	–	10.0
28.6	–	0.0	–	0.0	–	0.0
8.5	–	1.7	–	1.7	–	1.7
67.9	–	56.5	–	56.5	–	56.5
100.0	–	61.4	–	61.4	–	61.4
110.0	30.0	68.6	–	68.6	–	68.6
10.0	–	8.1	–	8.1	–	8.1
40.0	–	40.0	–	40.0	–	40.0
71.5	–	66.2	–	66.2	–	66.2
30.0	–	29.4	–	29.4	–	29.4
147.0	–	72.3	50.0	122.3	24.6	146.9
42.0	–	21.5	–	21.5	–	21.5
52.1	–	33.5	3.8	37.3	–	37.3
20.0	–	20.0	–	20.0	–	20.0
125.7	31.0	58.0	(0.0)	58.0	–	58.0
212.5	32.5	130.5	–	130.5	–	130.5
10.0	–	–	4.8	4.8	–	4.8

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Turkey		Turkish Private Equity Fund II L.P.	Collective Investment Vehicles	FY07
	Turkey		TURKIYE SINAI KALKINMA BANKASI, A.S.	Finance & Insurance	FY64, 67, 69, 72, 73, 75, 76, 80, 83, 92, 05
	Turkey		Unitim Holdings A.S	Textiles, Apparel & Leather	FY07
	Turkey		Yapi Kredi Finansal Kiralama A.O.	Finance & Insurance	FY97, 98, 04, 08, 10
	Turkey		Yuce Ozel Egitim VE Kulturel Hizmetler A.S.	Education Services	FY05
	Ukraine		Bucha Glassworks LLC	Nonmetallic Mineral Product Manufacturing	FY08
	Ukraine		CJSC AES Kyivoblenergo	Electric Power	FY05
	Ukraine		CJSC AES RivneEnergo	Electric Power	FY05
	Ukraine		CJSC Myronivsky Hliboproduct	Agriculture and Forestry	FY04, 05, 10
	Ukraine		Closed Joint Stock Company Rise	Agriculture and Forestry	FY06
	Ukraine		Delta–Wilmar CIS Ltd	Food & Beverages	FY07, 09
	Ukraine		Euroventures Ukraine Fund II	Collective Investment Vehicles	FY05
	Ukraine		Evrotek Group	Wholesale and Retail Trade	FY09
	Ukraine		First Lease	Finance & Insurance	FY04, 05
	Ukraine		Globino Meat Processing Plant	Food & Beverages	FY10
	Ukraine		Industrial Union of Donbass	Primary Metals	FY06, 08
	Ukraine		LLC Savservice Center	Wholesale and Retail Trade	FY06, 09
	Ukraine		Megabank	Finance & Insurance	FY10
	Ukraine		Mriya Agro Holding Public Limited	Agriculture and Forestry	FY10
	Ukraine		Nova Linia	Wholesale and Retail Trade	FY04, 06
	Ukraine		OJSC "Platinum Bank"	Finance & Insurance	FY07, 08
	Ukraine		OJSC Concern Khlibprom	Food & Beverages	FY07
	Ukraine		OJSC New Engineering Technology	Accommodation & Tourism Services	FY06
	Ukraine		PJSC "Concern Galnaftogaz"	Chemicals	FY06, 08
	Ukraine		PJSC OTP Bank	Finance & Insurance	FY05, 10
	Ukraine		ProCredit Bank Ukraine	Finance & Insurance	FY01, 04, 08
	Ukraine		Pt Platinum Limited	Finance & Insurance	FY08
	Ukraine		Public Joint Stock Company Swedbank	Finance & Insurance	FY09
	Ukraine		Raiffeisen Bank Aval	Finance & Insurance	FY05, 06, 09
	Ukraine		Soufflet Finances SNC	Agriculture and Forestry	FY09
	Ukraine		The State Export Import Bank of Ukraine	Finance & Insurance	FY10
	Uzbekistan		Fayz Holding Joint Stock Company of the Open Type	Industrial & Consumer Products	FY98
	Uzbekistan		Hamkorbank, Joint Stock Commercial Bank	Finance & Insurance	FY01, 07, 10
	Uzbekistan		Parvina Bank, Private Closed Joint Stock Commercial Bank	Finance & Insurance	FY01
	Uzbekistan		RBS NB Uzbekistan	Finance & Insurance	FY96
	Uzbekistan		Uzbek Leasing International A.O.	Finance & Insurance	FY96, 01, 03, 09
	Uzbekistan		UZBEK-BRITISH JOINT VENTURE LIMITED LIABILITY COMPANY KATERING	Wholesale and Retail Trade	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
32.0	–	–	33.2	33.2	–	33.2
70.1	45.0	50.0	–	50.0	–	50.0
29.0	–	27.6	–	27.6	–	27.6
108.1	–	95.0	–	95.0	–	95.0
4.5	–	2.1	–	2.1	–	2.1
		1,636.5	363.2	1,999.8	26.1	2,025.9
–	–	17.5	–	17.5	–	17.5
30.0	–	20.8	–	20.8	–	20.8
15.0	–	10.9	–	10.9	–	10.9
160.0	–	50.0	–	50.0	11.3	61.3
10.0	–	4.2	–	4.2	–	4.2
62.5	–	54.8	–	54.8	–	54.8
7.5	–	–	7.4	7.4	–	7.4
20.0	–	–	20.0	20.0	–	20.0
(3.0)	–	5.3	–	5.3	–	5.3
25.0	–	25.0	–	25.0	–	25.0
200.0	500.0	180.0	–	180.0	–	180.0
20.0	–	17.3	–	17.3	–	17.3
20.0	–	16.2	3.8	20.0	–	20.0
50.0	–	50.0	–	50.0	–	50.0
15.0	–	6.2	–	6.2	–	6.2
92.0	–	81.5	–	81.5	–	81.5
20.0	–	17.5	–	17.5	–	17.5
16.5	13.0	9.5	–	9.5	–	9.5
75.0	50.0	60.3	–	60.3	–	60.3
–	–	7.1	–	7.1	0.1	7.2
34.7	–	20.0	–	20.0	–	20.0
–	–	–	10.0	10.0	–	10.0
30.0	14.0	70.0	–	70.0	–	70.0
85.0	–	70.0	–	70.0	0.2	70.2
12.5	–	12.5	–	12.5	–	12.5
–	–	–	–	–	24.9	24.9
		806.5	41.2	847.7	36.4	884.1
2.4	–	0.0	–	0.0	–	0.0
9.2	–	4.3	3.2	7.5	–	7.5
0.4	–	0.1	–	0.1	–	0.1
1.0	–	–	1.0	1.0	–	1.0
4.9	–	3.0	0.9	3.9	–	3.9
1.3	–	1.3	–	1.3	–	1.3
		8.6	5.1	13.7	–	13.7

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Central Asia Region		Aureos Central Asia Fund LLC	Collective Investment Vehicles	FY08
	Central Asia Region		Central Asia Small Enterprise Fund LLC	Collective Investment Vehicles	FY03
	Central Asia Region		MFI Facility – Central Asia	Finance & Insurance	FY03
	Central Europe Region		Emerging Europe Convergence Fund II, L.P.	Collective Investment Vehicles	FY06
	Eastern Europe Region		Advent Central and Eastern Europe II L.P.	Collective Investment Vehicles	FY98
	Eastern Europe Region		Advent Central and Eastern Europe III L.P.	Collective Investment Vehicles	FY04
	Eastern Europe Region		CJSC Zeus Ceramica	Nonmetallic Mineral Product Manufacturing	FY06
	Eastern Europe Region		Coopest S.A.	Collective Investment Vehicles	FY07
	Eastern Europe Region		Emerging Europe Growth Fund II, L.P.	Collective Investment Vehicles	FY09
	Eastern Europe Region		KG EOS Holding GmbH & Co.	Finance & Insurance	FY10
	Eastern Europe Region		Marbleton Property Fund L.P.	Collective Investment Vehicles	FY06
	Eastern Europe Region		SEAF Central and Eastern Europe Growth Fund LLC	Collective Investment Vehicles	FY01, 04
	Eastern Europe Region		SVD22	Electric Power	FY10
	Eastern Europe Region		Veolia Voda S.A.	Utilities	FY10
	Southern Europe Region		7L Capital Partners Emerging Europe L.P.	Collective Investment Vehicles	FY07
	Southern Europe Region		ADM CEECAT Recovery Fund L.P.	Collective Investment Vehicles	FY10
	Southern Europe Region		Advent Central Europe Management L.P.	Collective Investment Vehicles	FY95
	Southern Europe Region		AIG Emerging Europe Infrastructure Fund L.P.	Collective Investment Vehicles	FY00
	Southern Europe Region		Allgemeine Baugesellschaft-A. Porr A.G.	Construction and Real Estate	FY08
	Southern Europe Region		Bancroft 3, L.P.	Collective Investment Vehicles	FY08
	Southern Europe Region		Bancroft II, L.P.	Collective Investment Vehicles	FY03
	Southern Europe Region		Black Sea Fund L.P.	Collective Investment Vehicles	FY99, 02
	Southern Europe Region		CEE Special Situations Fund L.P.	Collective Investment Vehicles	FY10
	Southern Europe Region		CRG Capital LLC	Finance & Insurance	FY10
	Southern Europe Region		European Fund for Southeast Europe	Finance & Insurance	FY06, 07, 08
	Southern Europe Region		GED Eastern Fund II	Collective Investment Vehicles	FY07
	Southern Europe Region		Green for Growth Fund	Collective Investment Vehicles	FY10
	Southern Europe Region		Poslovni Sistem Mercator, d.d.	Wholesale and Retail Trade	FY07
	Southern Europe Region		Schwarz Group	Wholesale and Retail Trade	FY04, 05, 10

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
10.0	–	–	10.0	10.0	–	10.0
2.5	–	–	2.3	2.3	–	2.3
45.0	–	35.5	–	35.5	–	35.5
		35.5	**12.3**	**47.8**	**–**	**47.8**
25.8	–	–	23.4	23.4	–	23.4
		–	**23.4**	**23.4**	**–**	**23.4**
15.0	–	–	1.2	1.2	–	1.2
18.2	–	–	13.3	13.3	–	13.3
9.0	–	4.9	–	4.9	–	4.9
9.5	–	8.6	–	8.6	–	8.6
20.0	–	–	20.0	20.0	–	20.0
48.0	–	48.0	–	48.0	–	48.0
20.0	–	–	20.0	20.0	–	20.0
3.7	–	–	1.3	1.3	–	1.3
122.9	–	–	122.9	122.9	–	122.9
140.3	–	–	122.9	122.9	–	122.9
		61.5	**301.5**	**363.0**	**–**	**363.0**
9.7	–	–	10.4	10.4	–	10.4
47.6	–	–	43.0	43.0	–	43.0
0.0	–	–	0.0	0.0	–	0.0
30.0	–	–	7.9	7.9	–	7.9
54.9	–	37.8	–	37.8	–	37.8
43.5	–	–	37.5	37.5	–	37.5
19.8	–	–	20.4	20.4	–	20.4
14.5	–	–	0.4	0.4	–	0.4
25.9	–	–	20.9	20.9	–	20.9
–	–	–	1.0	1.0	–	1.0
122.0	–	–	120.3	120.3	–	120.3
19.1	–	–	19.7	19.7	–	19.7
31.3	–	31.0	–	31.0	–	31.0
51.2	–	36.9	–	36.9	–	36.9
224.6	57.6	136.7	–	136.7	–	136.7

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
EUROPE & CENTRAL ASIA					
	Southern Europe Region		SEAF Trans-Balkan Fund LLC	Collective Investment Vehicles	FY01
	Southern Europe Region		Soravia Real Estate Development GmbH	Construction and Real Estate	FY08
TOTAL IFC COMMITTED PORTFOLIO FOR EUROPE & CENTRAL ASIA					
LATIN AMERICA & CARIBBEAN					
	Antigua and Barbuda		American University of Antigua Limited	Education Services	FY10
	Argentina		Aceitera General Deheza S.A.	Food & Beverages	FY95, 02, 04, 09
	Argentina		Aguas Argentinas S.A.	Utilities	FY95, 96
	Argentina		Aguas Provinciales de Santa Fe S.A.	Utilities	FY01
	Argentina		ALUAR ALUMINIO ARGENTINO S.A.I.C.	Primary Metals	FY10
	Argentina		ARCOR S.A.I.C.	Food & Beverages	FY88, 06, 08, 09
	Argentina		Asociación Unión Tamberos Cooperativa Limitada (AUTCL)	Food & Beverages	FY99
	Argentina		BACS Banco de Credito y Securitizacion, S.A.	Finance & Insurance	FY00, 05, 06
	Argentina		Banco CMF S.A.	Finance & Insurance	FY09
	Argentina		Banco de Galicia y Buenos Aires, S.A.	Finance & Insurance	FY97, 99, 00, 04, 05, 08, 09
	Argentina		Banco Itau Argentina S.A.	Finance & Insurance	FY09
	Argentina		Banco Patagonia S.A.	Finance & Insurance	FY07, 10
	Argentina		Banco Supervielle S.A.	Finance & Insurance	FY08
	Argentina		Cencosud S.A.	Wholesale and Retail Trade	FY09
	Argentina	*	Chevron Argentina	Oil, Gas and Mining	FY92, 93
	Argentina	*	Chevron San Jorge SRL	Oil, Gas and Mining	FY97, 99
	Argentina		Companias Asociadas Petroleras S.A.	Oil, Gas and Mining	FY97, 06, 10
	Argentina		Editorial Codex Sociedad Anonima	Information	FY69
	Argentina		Exolgan S.A.	Transportation and Warehousing	FY09, 10
	Argentina		FV S.A.	Industrial & Consumer Products	FY99, 09
	Argentina		Grupo ASSA Worldwide S. L.	Professional, Scientific and Technical Services	FY09, 10
	Argentina		Hospital Privado Centro Medico de Cordoba S.A.	Health Care	FY99
	Argentina		Jumbo Argentina S.A.	Wholesale and Retail Trade	FY04
	Argentina		Milkaut S.A.	Food & Beverages	FY97, 98
	Argentina		Noble Argentina S.A.	Transportation and Warehousing	FY06, 08, 09
	Argentina		Nuevo Central Argentino S.A.	Transportation and Warehousing	FY93
	Argentina		Pampa Agribusiness Fund, L.P.	Collective Investment Vehicles	FY08
	Argentina		Pan American Energy LLC	Oil, Gas and Mining	FY93, 96, 06, 08, 10
	Argentina		Patagonia Fund, L.P.	Collective Investment Vehicles	FY98
	Argentina		Roberts Participaciones S.A.	Collective Investment Vehicles	FY86
	Argentina		Roch S.A.	Oil, Gas and Mining	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
4.8	–	–	0.0	0.0	–	0.0
46.4	–	20.1	15.8	35.9	–	35.9
		262.5	**297.4**	**559.9**	**–**	**559.9**
		6,750.1	**2,231.8**	**8,981.9**	**477.7**	**9,459.6**
30.0	–	30.0	–	30.0	–	30.0
		30.0	–	30.0	–	30.0
155.0	90.0	65.0	–	65.0	–	65.0
85.0	307.5	–	6.8	6.8	–	6.8
20.0	20.5	0.0	–	0.0	–	0.0
25.0	–	–	25.0	25.0	–	25.0
152.0	370.0	104.8	–	104.8	–	104.8
6.0	–	5.9	–	5.9	–	5.9
77.2	–	–	12.5	12.5	–	12.5
–	–	–	–	–	4.9	4.9
170.0	245.0	68.4	–	68.4	10.3	78.7
–	–	–	–	–	0.5	0.5
30.0	–	30.0	–	30.0	0.4	30.4
–	–	–	–	–	0.4	0.4
50.0	90.0	50.0	–	50.0	–	50.0
42.0	35.0	–	27.0	27.0	–	27.0
31.4	–	–	31.4	31.4	–	31.4
97.0	75.0	80.0	–	80.0	–	80.0
6.6	0.4	–	1.6	1.6	–	1.6
40.0	–	40.0	–	40.0	1.6	41.6
36.0	–	20.0	–	20.0	–	20.0
10.0	–	5.0	5.0	10.0	–	10.0
9.6	–	8.1	–	8.1	–	8.1
40.0	–	–	40.0	40.0	–	40.0
20.0	5.0	14.8	5.0	19.8	–	19.8
58.0	28.0	49.0	–	49.0	–	49.0
13.0	15.0	–	0.0	0.0	–	0.0
20.0	–	–	20.0	20.0	–	20.0
345.0	635.0	252.4	–	252.4	10.7	263.1
13.2	–	–	3.5	3.5	–	3.5
0.1	–	–	0.1	0.1	–	0.1
30.0	–	20.0	10.0	30.0	–	30.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Argentina		S.A. San Miguel A.G.I.C.I. y F.	Agriculture and Forestry	FY99, 05
	Argentina		SanCor Cooperativas Unidas Ltda.	Food & Beverages	FY95
	Argentina		Standard Bank Argentina S.A.	Finance & Insurance	FY09
	Argentina		Terminales Rio de la Plata S.A.	Transportation and Warehousing	FY07
	Argentina		The Tower Fund, L.P.	Collective Investment Vehicles	FY95
	Argentina		The Tower Investment Management Company	Collective Investment Vehicles	FY95
	Argentina		Universidad del Salvador	Education Services	FY01
	Argentina		Vicentin S.A.I.C.	Food & Beverages	FY97, 03, 05
	Argentina		Yacylec S.A.	Electric Power	FY94
	Barbados		Caribe Hospitality of Barbados Ltd.	Accommodation & Tourism Services	FY07
	Belize		Atlantic Bank Belize	Finance & Insurance	FY10
	Bolivia		Banco Ganadero	Finance & Insurance	FY10
	Bolivia		Banco Los Andes ProCredit	Finance & Insurance	FY99, 01, 03, 09
	Bolivia		Banco Mercantil S.A.	Finance & Insurance	FY96, 06
	Bolivia		Central Aguirre Portuaria, S.A.	Transportation and Warehousing	FY92, 02
	Bolivia		Minproc Bolivia S.A.	Oil, Gas and Mining	FY92
	Bolivia		Sinchi Wayra S.A.	Oil, Gas and Mining	FY90, 94, 96, 00
	Bolivia		Telefonica Celular de Bolivia S.A.	Information	FY97, 01, 08
	Bolivia		Transierra S.A.	Transportation and Warehousing	FY05
	Bolivia		Transportadora de Electricidad S.A.	Electric Power	FY03
	Bolivia		Transportes Ferroviarios S.A.	Transportation and Warehousing	FY99
	Bolivia		Trenes Continentales S.A.	Transportation and Warehousing	FY99
	Brazil		Amaggi Exportacao e Importacao Limitada	Food & Beverages	FY03, 05
	Brazil		Andrade Gutierrez Concessoes S.A.	Utilities	FY02, 07, 08
	Brazil		Andrade Gutierrez S.A.	Construction and Real Estate	FY02, 03, 08
	Brazil		Anhanguera Educacional Participações S.A.	Education Services	FY10
	Brazil		Apolo Tubos e Equipamentos S/A	Primary Metals	FY02
	Brazil		Armco do Brasil S.A.	Primary Metals	FY08
	Brazil		Banco ABC BRASIL S.A.	Finance & Insurance	FY09
	Brazil		Banco BBM S.A.	Finance & Insurance	FY06, 07, 08
	Brazil		Banco Brascan S.A.	Finance & Insurance	FY08
	Brazil		Banco Daycoval S.A.	Finance & Insurance	FY07, 08, 09, 10
	Brazil		Banco Fibra S.A.	Finance & Insurance	FY07, 08, 09
	Brazil		Banco Industrial do Brasil S.A.	Finance & Insurance	FY10
	Brazil		Banco Industrial e Comercial S.A.	Finance & Insurance	FY06, 07, 10
	Brazil		Banco Indusval S.A.	Finance & Insurance	FY06, 09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
32.2	10.0	15.7	–	15.7	–	15.7
40.0	30.0	26.4	–	26.4	–	26.4
–	–	–	–	–	1.9	1.9
32.5	9.3	26.9	–	26.9	–	26.9
25.0	–	–	13.5	13.5	–	13.5
0.2	–	–	0.0	0.0	–	0.0
8.0	–	2.3	–	2.3	–	2.3
90.0	90.0	22.2	–	22.2	–	22.2
20.0	45.0	–	2.2	2.2	–	2.2
		906.8	**203.7**	**1,110.5**	**30.9**	**1,141.4**
–	–	6.5	1.5	8.1	–	8.1
		6.5	**1.5**	**8.1**	**–**	**8.1**
–	–	–	–	–	0.7	0.7
		–	**–**	**–**	**0.7**	**0.7**
–	–	–	–	–	5.3	5.3
10.0	–	2.0	–	2.0	–	2.0
10.0	–	–	–	–	3.2	3.2
4.7	–	0.5	0.1	0.6	–	0.6
1.0	–	–	0.6	0.6	–	0.6
40.6	5.0	1.3	–	1.3	–	1.3
56.7	23.3	21.4	–	21.4	–	21.4
50.0	100.0	29.9	–	29.9	–	29.9
30.0	–	15.8	–	15.8	–	15.8
–	–	–	4.4	4.4	–	4.4
–	–	–	2.9	2.9	–	2.9
		70.9	**8.0**	**78.9**	**8.5**	**87.5**
60.0	–	14.3	–	14.3	–	14.3
50.7	–	–	50.7	50.7	–	50.7
40.0	20.0	13.2	–	13.2	–	13.2
28.7	–	27.6	–	27.6	–	27.6
5.5	–	0.8	–	0.8	–	0.8
25.0	–	25.0	–	25.0	–	25.0
–	–	–	–	–	89.7	89.7
100.0	150.0	119.1	–	119.1	–	119.1
30.0	–	27.9	–	27.9	–	27.9
98.2	224.2	109.0	0.0	109.0	50.0	159.0
100.7	230.0	71.7	30.7	102.3	39.4	141.7
–	–	–	–	–	4.1	4.1
65.0	–	72.5	–	72.5	91.8	164.2
15.0	42.3	19.8	–	19.8	26.5	46.3

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Brazil		**Banco Itau Unibanco S.A.**	**Finance & Insurance**	**FY88, 96, 02, 03, 04, 08, 09**
	Brazil		Banco Itau–BBA S.A.	Finance & Insurance	FY01, 02, 03
	Brazil		**Banco Pecúnia S.A.**	**Finance & Insurance**	**FY09**
	Brazil		Banco Pine S.A.	Finance & Insurance	FY08
	Brazil		**Banco Santander (Brasil) S.A.**	**Finance & Insurance**	**FY05, 08**
	Brazil		Banco Sofisa S.A.	Finance & Insurance	FY08
	Brazil		**Banco WestLB do Brasil S.A.**	**Finance & Insurance**	**FY10**
	Brazil		Black Gold Drilling LLC	Oil, Gas and Mining	FY08
	Brazil		**Brookfield Incorporacoes S.A.**	**Construction and Real Estate**	**FY10**
	Brazil		Central Geradora Termeletrica de Fortaleza	Electric Power	FY06
	Brazil		**Centro de Apoio aos Pequenos Empreendimentos do Estado do Maranhao**	**Finance & Insurance**	**FY10**
	Brazil		Cimetal Siderurgia, S.A.	Primary Metals	FY78
	Brazil		**CIPEF Constellation Coinvestment Fund L.P.**	**Collective Investment Vehicles**	**FY10**
	Brazil		Companhia Brasileira de Securitizacao	Finance & Insurance	FY05
	Brazil		**Companhia de Tecidos Norte de Minas (Coteminas)**	**Textiles, Apparel & Leather**	**FY93, 98, 00**
	Brazil		Companhia de Telecomunicacoes do Brasil Central	Information	FY97
	Brazil		**Companhia Energética do Maranhão-Cemar**	**Electric Power**	**FY08**
	Brazil		Cosan S.A. Industria e Comercio	Agriculture and Forestry	FY05, 08
	Brazil		**CPFL Energía S.A.**	**Electric Power**	**FY03**
	Brazil		CRP-Caderi Capital de Risco S.A.	Collective Investment Vehicles	FY95
	Brazil		**Dixie Toga S.A.**	**Plastics & Rubber**	**FY98, 05**
	Brazil		Dynamo Puma II International	Collective Investment Vehicles	FY05
	Brazil		**Eiffel Ridge Group C.V.**	**Oil, Gas and Mining**	**FY08**
	Brazil		Endesa Brasil S.A.	Electric Power	FY06
	Brazil		**Ensino Superior Bureau Juridico S.A**	**Education Services**	**FY10**
	Brazil		Estre Ambiental S.A.	Utilities	FY09
	Brazil		**Foz do Brasil S.A.**	**Utilities**	**FY10**
	Brazil		Fras-le, S.A.	Industrial & Consumer Products	FY99, 07
	Brazil		**Fundo de Educacao para o Brasil**	**Education Services**	**FY06**
	Brazil		GOL Transporte Aereos S.A.	Transportation and Warehousing	FY07
	Brazil		**GP Capital Partners III, L.P.**	**Collective Investment Vehicles**	**FY05**
	Brazil		GPC Quimica S.A.	Chemicals	FY02
	Brazil		**Grupo Peixoto de Castro Participações S.A.**	**Chemicals**	**FY02**
	Brazil		Hospital Sao Luiz	Health Care	FY08
	Brazil		**Icatu Equity Partners L.P.**	**Collective Investment Vehicles**	**FY98**
	Brazil		Ideal Invest S.A.	Education Services	FY10
	Brazil		**Kordsa Brasil S.A.**	**Plastics & Rubber**	**FY10**
	Brazil		Latapack-Ball Embalagens Ltda.	Industrial & Consumer Products	FY09
	Brazil		**LOCAL SERVIÇOS DE TELECOMUNICAÇÕES LTDA**	**Information**	**FY08**

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
219.8	250.0	76.1	–	76.1	–	76.1
102.4	60.0	5.9	–	5.9	–	5.9
20.0	–	17.3	–	17.3	–	17.3
–	–	–	–	–	45.0	45.0
324.7	–	373.0	–	373.0	–	373.0
30.0	155.0	28.9	–	28.9	8.7	37.6
–	–	–	–	–	29.0	29.0
50.0	–	50.0	–	50.0	–	50.0
47.0	–	30.0	17.0	47.0	–	47.0
62.5	67.5	47.0	–	47.0	–	47.0
1.6	–	1.7	–	1.7	–	1.7
11.4	–	–	3.0	3.0	–	3.0
103.0	–	–	103.0	103.0	–	103.0
3.1	–	–	3.3	3.3	–	3.3
25.5	20.0	–	3.7	3.7	–	3.7
43.2	–	–	13.1	13.1	–	13.1
80.0	–	68.8	–	68.8	–	68.8
73.5	–	–	4.4	4.4	–	4.4
40.0	–	–	7.0	7.0	–	7.0
0.8	–	–	0.0	0.0	–	0.0
15.4	–	–	12.2	12.2	–	12.2
20.0	–	–	0.0	0.0	–	0.0
50.0	–	50.0	–	50.0	–	50.0
50.0	–	–	50.0	50.0	–	50.0
35.0	–	35.0	–	35.0	–	35.0
24.4	–	26.0	–	26.0	–	26.0
50.0	–	50.0	–	50.0	–	50.0
16.7	–	10.0	–	10.0	–	10.0
12.0	–	9.4	–	9.4	–	9.4
50.0	–	29.2	–	29.2	–	29.2
15.0	–	–	0.0	0.0	–	0.0
18.0	–	5.1	–	5.1	–	5.1
9.0	–	9.0	–	9.0	–	9.0
17.0	17.0	16.2	–	16.2	–	16.2
14.0	–	–	12.0	12.0	–	12.0
6.7	–	–	7.0	7.0	–	7.0
25.0	–	25.0	–	25.0	–	25.0
25.0	110.0	25.0	–	25.0	–	25.0
3.0	–	3.0	–	3.0	–	3.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Brazil		**Maximilano Gaidzinski S.A. – Industria de Azulejos Eliane**	**Nonmetallic Mineral Product Manufacturing**	**FY00**
	Brazil		Microinvest S.A. Sociedade de Credito Ao Microempreendedor	Finance & Insurance	FY03
	Brazil		**MRS Logistica S.A.**	**Transportation and Warehousing**	**FY06**
	Brazil		NBC BANK BRASIL S.A. BANCO MULTIPLO	Finance & Insurance	FY07
	Brazil		**New GP Capital Partner B L.P.**	**Collective Investment Vehicles**	**FY94**
	Brazil		Pandurata Alimentos Ltda.	Food & Beverages	FY07, 09
	Brazil		**Queiroz Galvao Oleo e Gas S.A.**	**Oil, Gas and Mining**	**FY03, 04**
	Brazil		Randon S.A. Implementos e Participacoes	Industrial & Consumer Products	FY99, 07
	Brazil		**Sabo Industria e Comercio de Autopecas Ltda.**	**Industrial & Consumer Products**	**FY08**
	Brazil		Salutia.com, Inc.	Health Care	FY02, 04
	Brazil		**SLC Agricola S.A.**	**Agriculture and Forestry**	**FY08**
	Brazil		TAM LINHAS AEREAS, S.A.	Transportation and Warehousing	FY06
	Brazil		**Tecon Rio Grande S.A.**	**Transportation and Warehousing**	**FY99, 04**
	Brazil		Tecon Salvador S.A.	Transportation and Warehousing	FY01, 03, 08
	Brazil		**Tecon Suape S.A.**	**Transportation and Warehousing**	**FY06**
	Brazil		TriBanco Brazil	Finance & Insurance	FY05, 06, 10
	Brazil		**USJ Acucar e Alcool S.A.**	**Agriculture and Forestry**	**FY08**
	Brazil		Vale do Paraná S.A.	Food & Beverages	FY07
	Brazil		**WEG S.A.**	**Industrial & Consumer Products**	**FY10**
	Chile		**Bco Internacional S.A.**	**Finance & Insurance**	**FY10**
	Chile		Bosques y Maderas S.A. (BOMASA)	Industrial & Consumer Products	FY92, 94
	Chile		**Central Termoelectrica Andino**	**Electric Power**	**FY09**
	Chile		Chilempack S.A.	Pulp & Paper	FY09
	Chile		**Curauma S.A.**	**Transportation and Warehousing**	**FY99**
	Chile		DUOC UC	Education Services	FY07, 10
	Chile		**Factorline S.A**	**Finance & Insurance**	**FY05, 08, 09**
	Chile		Ferrocarril del Pacífico S.A.	Transportation and Warehousing	FY97
	Chile		**Hidroeléctrica Aconcagua S.A.**	**Electric Power**	**FY92, 93**
	Chile		Hidroelectrica La Confluencia S.A.	Electric Power	FY08
	Chile		**Hidroelectrica La Higuera S.A.**	**Electric Power**	**FY06**
	Chile		Hidromaule S.A.	Electric Power	FY07, 09
	Chile		**Lignum Forestry Fund**	**Collective Investment Vehicles**	**FY06**
	Chile		Norvind S.A.	Electric Power	FY09
	Chile		**San Vicente Terminal Internacional S.A.**	**Transportation and Warehousing**	**FY04**

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
45.0	–	22.1	–	22.1	–	22.1
0.8	–	–	0.8	0.8	–	0.8
50.0	50.0	40.6	–	40.6	–	40.6
–	–	–	–	–	6.5	6.5
–	–	–	0.3	0.3	–	0.3
55.0	–	51.3	–	51.3	–	51.3
40.0	–	16.7	–	16.7	0.6	17.3
35.0	–	25.0	3.0	28.0	–	28.0
40.0	–	40.0	–	40.0	–	40.0
2.9	–	–	2.9	2.9	–	2.9
40.0	–	40.0	–	40.0	–	40.0
29.3	–	5.7	–	5.7	–	5.7
20.0	23.8	4.1	–	4.1	–	4.1
10.3	10.5	5.3	–	5.3	–	5.3
6.0	–	3.8	–	3.8	–	3.8
25.0	–	18.3	–	18.3	1.3	19.6
40.0	–	40.0	–	40.0	–	40.0
35.0	–	33.5	–	33.5	–	33.5
25.0	–	25.0	–	25.0	–	25.0
		1,863.6	324.0	2,187.6	392.6	2,580.2
–	–	–	–	–	20.0	20.0
10.3	6.0	–	4.8	4.8	–	4.8
100.0	225.0	100.0	–	100.0	–	100.0
–	–	–	–	–	0.2	0.2
2.0	–	0.9	–	0.9	–	0.9
30.0	–	29.3	–	29.3	18.5	47.8
35.0	–	15.0	15.0	30.0	–	30.0
20.5	6.0	–	5.6	5.6	–	5.6
14.5	6.0	–	1.8	1.8	–	1.8
83.0	125.0	83.0	–	83.0	–	83.0
45.0	115.0	42.9	–	42.9	–	42.9
9.7	12.0	9.1	–	9.1	–	9.1
6.5	–	–	4.6	4.6	–	4.6
30.8	30.8	30.8	–	30.8	–	30.8
15.0	–	5.3	–	5.3	–	5.3

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Chile		Universidad Diego Portales	Education Services	FY03
	Colombia		Abocol	Chemicals	FY09
	Colombia		Avianca	Transportation and Warehousing	FY09
	Colombia		Bancamia S.A.	Finance & Insurance	FY08, 10
	Colombia		Banco Caja Social S.A. – BCSC	Finance & Insurance	FY02, 06
	Colombia		Banco Davivienda S.A.	Finance & Insurance	FY03, 06, 07
	Colombia		Bogota Distrito Capital	Other	FY09
	Colombia		Cartones America S.A.	Pulp & Paper	FY04, 07, 09
	Colombia		Caruquia S.A. E.S.P.	Electric Power	FY09, 10
	Colombia		Carvajal S.A.	Pulp & Paper	FY05, 06
	Colombia		Colombia Movil S.A. E.S.P.	Information	FY10
	Colombia		Colombian Home Mortgage Corp. (CHMC)	Finance & Insurance	FY02, 04
	Colombia		Compania de Gerenciamiento de Activos Ltda.	Finance & Insurance	FY08
	Colombia		Corporacion Universitaria Minuto de Dios	Education Services	FY10
	Colombia		Covinoc S.A.	Finance & Insurance	FY09
	Colombia		Energy International Corp	Electric Power	FY10
	Colombia		Financiera Andina S.A.	Finance & Insurance	FY08
	Colombia		Forjas De Colombia, S.A.	Industrial & Consumer Products	FY64, 68
	Colombia		Fundacion Mundo Mujer	Finance & Insurance	FY06, 10
	Colombia		Fundacion Social	Finance & Insurance	FY06
	Colombia		Fundacion WWB Colombia, Cali	Finance & Insurance	FY06
	Colombia		Giros y Finanzas Compania de Financiamiento Comercial	Finance & Insurance	FY09
	Colombia		Greystar Resources	Oil, Gas and Mining	FY09
	Colombia		Guanaquitas S.A. E.S.P.	Electric Power	FY09, 10
	Colombia		Productos Naturales de la Sabana S.A. Alqueria	Food & Beverages	FY10
	Colombia		Promotora de Cafe de Colombia S.A.	Agriculture and Forestry	FY07
	Colombia		Proteinas Del Pacifico, S.A.	Food & Beverages	FY98
	Colombia		Reintegra S.A.S.	Finance & Insurance	FY10
	Colombia		Riesgo e Inversiones Bolivar S.A.S	Finance & Insurance	FY08
	Colombia		Santa Marta International Terminal Company, S.A.	Transportation and Warehousing	FY10
	Colombia		Sociedad de Acueducto, Alcantarillado y Aseo de Barranquilla S.A. E.S.P.	Utilities	FY03
	Colombia		Sodimac Colombia S.A.	Wholesale and Retail Trade	FY07
	Colombia		Tecnoquimicas S.A.	Chemicals	FY08
	Colombia		Terminal Maritimo Muelles El Bosque S.A.	Transportation and Warehousing	FY08
	Colombia		Termoflores S.A. E.S.P.	Electric Power	FY10
	Costa Rica		Aureos Central America Fund, L.L.C.	Collective Investment Vehicles	FY03
	Costa Rica		Banco Improsa S.A.	Finance & Insurance	FY10
	Costa Rica		Banco Promerica de Costa Rica, S.A.	Finance & Insurance	FY09, 10
	Costa Rica		Caribe Hospitality S.A.	Accommodation & Tourism Services	FY07

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
–	–	–	–	–	1.6	1.6
		316.1	31.8	347.9	40.3	388.2
30.0	–	30.0	–	30.0	–	30.0
50.0	–	50.0	–	50.0	–	50.0
10.0	–	3.6	13.5	17.0	–	17.0
19.7	–	–	25.2	25.2	–	25.2
162.0	100.0	65.0	97.0	162.0	–	162.0
45.0	–	45.0	–	45.0	–	45.0
37.6	–	25.6	–	25.6	–	25.6
7.7	–	7.7	–	7.7	0.4	8.0
120.0	–	90.7	20.0	110.7	–	110.7
40.0	–	40.0	–	40.0	–	40.0
5.8	–	–	6.3	6.3	2.9	9.2
113.0	130.0	41.8	4.4	46.2	–	46.2
8.0	–	8.2	–	8.2	–	8.2
5.0	–	–	5.0	5.0	–	5.0
16.5	–	16.5	–	16.5	–	16.5
15.4	–	–	15.5	15.5	–	15.5
1.3	–	–	1.1	1.1	–	1.1
11.6	–	8.1	–	8.1	–	8.1
50.0	–	50.1	–	50.1	–	50.1
9.2	–	1.5	–	1.5	–	1.5
6.0	–	6.0	–	6.0	–	6.0
14.5	–	–	15.2	15.2	–	15.2
7.9	–	7.9	–	7.9	0.4	8.2
20.0	–	15.0	5.0	20.0	–	20.0
20.0	–	–	20.0	20.0	–	20.0
0.2	–	–	0.2	0.2	–	0.2
25.0	–	36.7	11.8	48.5	–	48.5
75.0	–	–	44.6	44.6	–	44.6
16.8	–	16.8	–	16.8	–	16.8
–	–	–	–	–	14.6	14.6
50.0	–	51.5	–	51.5	–	51.5
45.0	–	20.0	25.0	45.0	–	45.0
15.0	–	12.2	–	12.2	–	12.2
52.5	10.0	52.5	–	52.5	–	52.5
		702.3	309.7	1,012.0	18.2	1,030.2
8.3	–	–	6.9	6.9	–	6.9
20.0	–	20.0	–	20.0	–	20.0
6.0	–	6.0	–	6.0	4.8	10.8
28.0	–	12.5	2.5	15.0	–	15.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Costa Rica		**Inversiones Hoteleras CH de Escazu S.A.**	**Accommodation & Tourism Services**	**FY08**
	Costa Rica		Maricultura, S.A.	Agriculture and Forestry	FY79
	Costa Rica		**Transamerica Group**	**Transportation and Warehousing**	**FY08**
	Dominican Republic		**Banco ADOPEM**	**Finance & Insurance**	**FY06**
	Dominican Republic		Banco BHD S.A.	Finance & Insurance	FY10
	Dominican Republic		**Banco BHD, S.A.**	**Finance & Insurance**	**FY03**
	Dominican Republic		Banco Multiple Leon, S.A.	Finance & Insurance	FY07
	Dominican Republic		**Caribbean Industrial Park de la Republica Dominicana S.A.**	**Construction and Real Estate**	**FY04**
	Dominican Republic		Caucedo Investments Inc.	Transportation and Warehousing	FY02
	Dominican Republic		**Centro Financiero BHD, S.A.**	**Finance & Insurance**	**FY08**
	Dominican Republic		Consorcio Energetico Punta Cana-Macao S.A.	Electric Power	FY05, 07
	Dominican Republic		**Corporacion Aeroportuaria del Este, S.A.**	**Transportation and Warehousing**	**FY10**
	Dominican Republic		Domicem S.A.	Nonmetallic Mineral Product Manufacturing	FY04, 05
	Dominican Republic		**Grupo M, S.A.**	**Textiles, Apparel & Leather**	**FY04, 10**
	Dominican Republic		Linea Clave Internacional, S.A.	Utilities	FY10
	Dominican Republic		**Occidental Hoteles Mangement S.A. (OHMSA)**	**Accommodation & Tourism Services**	**FY05**
	Dominican Republic		Red Sanitaria Hospiten	Health Care	FY00, 03
	Dominican Republic		**Sans Souci Ports,S.A.**	**Transportation and Warehousing**	**FY07**
	Ecuador		**Corrugadora Nacional Cransa S.A.**	**Pulp & Paper**	**FY09**
	Ecuador		Favorita Fruit Company, Ltd.	Agriculture and Forestry	FY99, 03, 08
	Ecuador		**Moderna Alimentos S.A.**	**Food & Beverages**	**FY10**
	Ecuador		Procesadora Nacional de Alimentos C.A. – PRONACA	Food & Beverages	FY04, 09
	El Salvador		Banco Agricola S.A.	Finance & Insurance	FY04, 09
	El Salvador		**Banco ProCredit S.A.**	**Finance & Insurance**	**FY03, 04, 09**
	El Salvador		Metrocentro, S.A. de C.V.	Wholesale and Retail Trade	FY04
	Grenada		Bel Air Plantation Limited	Accommodation & Tourism Services	FY02
	Guatemala		Banco GyT Continental S.A.	Finance & Insurance	FY09
	Guatemala		**Banco Industrial S.A. (Guatemala)**	**Finance & Insurance**	**FY06, 09**
	Guatemala		Bio Etanol S.A.	Agriculture and Forestry	FY09
	Guatemala		**Comunicaciones Celulares S.A.**	**Information**	**FY10**
	Guatemala		Generadora de Occidente Limitada	Electric Power	FY03
	Guatemala		**Orzunil I de Electricidad, Limitada**	**Electric Power**	**FY98, 00**
	Guatemala		Pantaleon Sugar Holdings Company Limited	Food & Beverages	FY08, 09
	Guatemala		**Pantaleon, S.A.**	**Food & Beverages**	**FY97, 08, 09**

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
–	–	4.0	1.0	5.0	–	5.0
1.7	–	–	0.7	0.7	–	0.7
15.0	–	15.0	–	15.0	–	15.0
		57.5	**11.1**	**68.5**	**4.8**	**73.4**
1.0	–	–	1.0	1.0	–	1.0
20.0	–	20.0	–	20.0	–	20.0
20.0	–	13.3	–	13.3	–	13.3
–	–	–	–	–	1.3	1.3
–	–	6.0	–	6.0	–	6.0
30.0	–	17.2	–	17.2	–	17.2
33.0	–	–	32.9	32.9	–	32.9
30.0	–	24.8	–	24.8	7.3	32.2
20.0	–	20.0	–	20.0	–	20.0
27.8	27.8	13.0	–	13.0	–	13.0
16.0	3.0	6.4	–	6.4	–	6.4
5.0	–	5.0	–	5.0	–	5.0
20.0	–	20.0	–	20.0	–	20.0
12.0	8.0	6.2	–	6.2	–	6.2
21.0	–	19.3	–	19.3	–	19.3
		171.2	**33.9**	**205.0**	**8.6**	**213.7**
–	–	–	–	–	0.0	0.0
50.2	16.8	19.7	2.5	22.2	–	22.2
8.0	–	8.0	–	8.0	–	8.0
40.0	–	22.2	–	22.2	–	22.2
		49.9	**2.5**	**52.4**	**0.0**	**52.4**
50.0	–	23.5	–	23.5	5.1	28.6
12.0	–	3.1	–	3.1	–	3.1
25.0	–	15.6	–	15.6	–	15.6
		42.3	**–**	**42.3**	**5.1**	**47.4**
2.0	–	1.9	–	1.9	–	1.9
		1.9	**–**	**1.9**	**–**	**1.9**
72.4	–	–	72.4	72.4	15.0	87.4
30.0	–	30.0	–	30.0	2.6	32.6
6.0	–	6.0	–	6.0	–	6.0
35.0	100.0	35.0	–	35.0	–	35.0
15.0	12.0	7.6	–	7.6	–	7.6
14.3	15.0	2.5	–	2.5	0.7	3.2
50.0	–	–	30.0	30.0	–	30.0
25.0	–	21.3	–	21.3	–	21.3
		102.4	**102.4**	**204.8**	**18.2**	**223.0**

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Guyana		Guyana Americas Merchant Bank	Finance & Insurance	FY00
	Guyana		Guyana Goldfields Inc.	Oil, Gas and Mining	FY06, 09
	Guyana		Small Business Development Finance Trust Inc.	Finance & Insurance	FY10
	Haiti		E-Power S.A.	Electric Power	FY10
	Haiti		Eurasian Minerals Inc	Oil, Gas and Mining	FY10
	Haiti		Societe de Construction d'Immeubles et d'Ouvrages Publics SA	Accommodation & Tourism Services	FY10
	Haiti		Societe Generale Haitienne de Banque S.A.	Finance & Insurance	FY09
	Honduras		Azucarera La Grecia S.A. de C.V.	Agriculture and Forestry	FY09
	Honduras		Banco Atlantida S.A.	Finance & Insurance	FY09
	Honduras		Banco Financiera Comercial Hondurena S.A. (Banco Ficohsa)	Finance & Insurance	FY08, 09
	Honduras		Banco Popular Covelo	Finance & Insurance	FY08, 10
	Honduras		Compania Pino Celulosa De Centro America, S.A.	Pulp & Paper	FY69, 70
	Honduras		Corporacion Dinant S.A. de C.V.	Food & Beverages	FY09
	Honduras		Digicel Honduras S.A. de C.V.	Information	FY09
	Jamaica		First Global Bank	Finance & Insurance	FY09
	Jamaica		First Jamaica Investments Limited	Construction and Real Estate	FY08
	Jamaica		Jamaica Energy Partners	Electric Power	FY05
	Jamaica		Jamaica Public Service Company	Electric Power	FY03
	Jamaica		MBJ Airports Limited	Transportation and Warehousing	FY02, 06, 09
	Jamaica		National Commercial Bank Jamaica	Finance & Insurance	FY06
	Mexico		AES Mérida III S. de R.L. de C.V.	Electric Power	FY98
	Mexico		Agrofinanzas SA de CV	Finance & Insurance	FY08
	Mexico		Alta Growth Capital Mexico Fund L.P.	Collective Investment Vehicles	FY08
	Mexico		Banco Amigo, S.A. Institucion de Banca Multiple	Finance & Insurance	FY07
	Mexico		Banco del Bajio, S.A.	Finance & Insurance	FY06, 08, 09, 10
	Mexico		Banco Mercantil del Norte, S. A. Institucion de Banca Multiple	Finance & Insurance	FY03, 10
	Mexico		Banco Monex, S.A. Institucion de Banca Multiple	Finance & Insurance	FY07
	Mexico		Baring Mexico Private Equity Fund L.P.	Collective Investment Vehicles	FY96, 99
	Mexico		Bioparques del Occidente, S.A. de C.V.	Agriculture and Forestry	FY08
	Mexico		Carlyle Mexico partners, L.P.	Collective Investment Vehicles	FY06
	Mexico		Celsol SA de C.V.	Professional, Scientific and Technical Services	FY10
	Mexico		Combustibles Ecologicos Mexicanos, S.A. de C.V.	Chemicals	FY02
	Mexico		Concesionaria Irapuato La Piedad, S.A. de C.V.	Transportation and Warehousing	FY07
	Mexico		Controladora de Servicios Medicos S.A. de C.V.	Health Care	FY05, 08, 09
	Mexico		Desarrollada de Proyectos de Infraestructura, S.A. de C.V.	Transportation and Warehousing	FY07

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
0.5	–	–	0.3	0.3	–	0.3
8.8	–	–	9.3	9.3	–	9.3
0.3	–	0.3	–	0.3	–	0.3
		0.3	9.6	9.9	–	9.9
16.0	10.0	16.0	–	16.0	–	16.0
5.9	–	–	6.0	6.0	–	6.0
7.5	–	7.5	–	7.5	–	7.5
4.0	–	–	4.0	4.0	–	4.0
		23.5	9.9	33.4	–	33.4
4.0	–	4.0	–	4.0	–	4.0
–	–	–	–	–	4.6	4.6
20.0	–	13.5	–	13.5	11.2	24.7
3.5	–	–	3.5	3.5	–	3.5
0.1	–	–	0.1	0.1	–	0.1
30.0	–	30.0	–	30.0	–	30.0
70.0	–	69.8	–	69.8	–	69.8
		117.3	3.5	120.9	15.8	136.7
10.0	–	–	10.0	10.0	–	10.0
17.5	–	17.5	–	17.5	–	17.5
28.0	50.0	22.5	–	22.5	–	22.5
45.0	–	27.5	–	27.5	–	27.5
45.0	45.0	37.3	–	37.3	3.3	40.5
15.0	–	8.8	–	8.8	–	8.8
		113.7	10.0	123.7	3.3	126.9
30.0	74.0	19.2	–	19.2	–	19.2
2.0	–	–	1.7	1.7	–	1.7
20.0	–	–	20.0	20.0	–	20.0
8.8	–	–	7.1	7.1	–	7.1
72.1	–	–	72.5	72.5	–	72.5
241.8	–	–	217.7	217.7	–	217.7
–	–	–	–	–	2.8	2.8
11.8	–	–	3.8	3.8	–	3.8
12.0	–	11.6	–	11.6	–	11.6
20.0	–	–	5.2	5.2	–	5.2
10.0	–	10.0	0.0	10.0	–	10.0
6.5	–	1.9	1.8	3.7	–	3.7
–	–	–	–	–	9.3	9.3
44.5	–	38.3	–	38.3	1.1	39.4
50.0	–	–	50.0	50.0	–	50.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Mexico		Eurus S.A.P.I. de C.V.	Electric Power	FY10
	Mexico		Financiamiento Progresemos, S.A. de C.V., SOFOM ENR	Finance & Insurance	FY09
	Mexico		Financiera Educativa de Mexico S.A. de C.V.	Finance & Insurance	FY05, 07
	Mexico		Fundidora Monterrey, S.A.	Primary Metals	FY62, 65, 66, 68
	Mexico		GMAC Financiera	Finance & Insurance	FY05
	Mexico		Grupo Calidra, S.A. de C.V.	Oil, Gas and Mining	FY98, 04, 08, 09
	Mexico		Grupo Finterra, S. A. de C. V. Sociedad Financiera de Objeto Múltiple, Entidad No Regulada	Finance & Insurance	FY10
	Mexico		Grupo Posadas, S.A. de C.V.	Accommodation & Tourism Services	FY92, 93, 95, 96, 00
	Mexico		Hipotecaria Su Casita, S.A. de C.V. – SOFOL	Finance & Insurance	FY01, 04, 05, 06
	Mexico		Hipotecaria Vertice, S.A. de C.V.	Finance & Insurance	FY08, 09
	Mexico		Hoteles City Express, S.A.P.I. de C.V.	Accommodation & Tourism Services	FY09, 10
	Mexico		Leasing Operations de Mexico. S. de R.L. de C.V.	Finance & Insurance	FY10
	Mexico		Mexplus Puertos S.A. de C.V.	Transportation and Warehousing	FY93, 95, 96, 99
	Mexico		Nexxus Capital Private Equity Fund III L.P.	Collective Investment Vehicles	FY07
	Mexico		North American Software S.A. de C.V.	Information	FY09
	Mexico		Occidental Hotels Mexico, S.A. de C.V.	Accommodation & Tourism Services	FY03
	Mexico		OEH Inmobiliaria, S.A. de C.V.	Accommodation & Tourism Services	FY08
	Mexico		Pan American Silver Corporation	Oil, Gas and Mining	FY00, 02, 08
	Mexico		Paralife Holdings Ltd.	Finance & Insurance	FY07
	Mexico		Petstar S.A. de C.V.	Utilities	FY07
	Mexico		Promotora de Viviendas Integrales, S.A. de C.V.	Construction and Real Estate	FY08
	Mexico		Proteison, S.A. DE C.V.	Agriculture and Forestry	FY85
	Mexico		Puertas Finas de Madera Montealbán, S.A. de C.V.	Industrial & Consumer Products	FY02
	Mexico		Sistema Integral de Abasto Rural S.A.P.I de C.V	Wholesale and Retail Trade	FY10
	Mexico		Solida Master Trust	Construction and Real Estate	FY10
	Mexico		Terminal Maritima de Altamira, S.A. de C.V.	Transportation and Warehousing	FY97
	Mexico		Vuela Compania de Aviacion, S.A. de C.V.	Transportation and Warehousing	FY06
	Mexico		ZN Mexico Capital Growth Fund Ltd.	Collective Investment Vehicles	FY99
	Mexico		ZN Mexico II, L.P.	Collective Investment Vehicles	FY99
	Nicaragua		Banco de America Central, S.A.	Finance & Insurance	FY10
	Nicaragua		Banco de Finanzas	Finance & Insurance	FY08
	Nicaragua		Banco de la Produccion S.A.	Finance & Insurance	FY09
	Nicaragua		Banco del Exito S.A.	Finance & Insurance	FY07
	Nicaragua		Cukra Development Corporation, S.A.	Agriculture and Forestry	FY09
	Nicaragua		Hospital Metropolitano S.A.	Health Care	FY08
	Nicaragua		Monte Rosa S.A.	Food & Beverages	FY08, 09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
71.0	27.6	71.0	–	71.0	–	71.0
4.0	–	2.9	–	2.9	–	2.9
31.2	–	22.6	0.8	23.4	–	23.4
22.9	0.5	–	1.4	1.4	–	1.4
17.6	–	1.6	–	1.6	8.9	10.5
83.0	10.0	52.7	–	52.7	3.8	56.5
1.1	–	1.2	–	1.2	–	1.2
83.7	68.5	8.0	–	8.0	1.6	9.6
211.4	–	168.0	–	168.0	–	168.0
33.6	–	22.0	6.5	28.5	–	28.5
38.0	–	18.4	20.0	38.4	–	38.4
15.6	–	–	15.5	15.5	–	15.5
4.5	–	–	4.5	4.5	–	4.5
20.0	–	–	20.0	20.0	–	20.0
8.0	–	–	8.0	8.0	–	8.0
40.0	40.0	31.6	–	31.6	–	31.6
–	–	6.1	–	6.1	–	6.1
15.2	–	–	2.2	2.2	–	2.2
3.0	–	–	3.0	3.0	–	3.0
13.5	11.0	12.5	–	12.5	0.4	12.9
22.6	–	10.6	10.0	20.6	–	20.6
2.8	–	–	0.8	0.8	–	0.8
13.0	–	4.9	–	4.9	–	4.9
2.5	–	–	2.5	2.5	–	2.5
50.0	–	–	50.0	50.0	–	50.0
5.1	10.4	4.5	–	4.5	–	4.5
40.0	–	40.0	–	40.0	–	40.0
15.3	–	–	0.8	0.8	–	0.8
9.6	–	–	0.1	0.1	–	0.1
		559.4	526.0	1,085.4	27.9	1,113.3
–	–	–	–	–	0.6	0.6
8.0	–	8.0	–	8.0	–	8.0
–	–	–	–	–	1.9	1.9
5.0	–	4.0	–	4.0	–	4.0
25.0	–	25.0	–	25.0	–	25.0
11.0	–	11.0	–	11.0	–	11.0
55.0	–	45.6	–	45.6	–	45.6

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Nicaragua		Nicaragua Sugar Estates Limited	Food & Beverages	FY76, 07
	Nicaragua		Simplemente Madera Group, Ltd.	Industrial & Consumer Products	FY09
	Panama		Aguas de Panamá S.A.	Utilities	FY03
	Panama		Banco General S.A.	Finance & Insurance	FY98, 00, 04
	Panama		Corporación UBC Internacional, S.A.	Finance & Insurance	FY03, 04
	Panama		Digicel (Panama) S.A.	Information	FY09
	Panama		Electron Investment, S.A.	Electric Power	FY10
	Panama		Grupo Mundial Tenedora, S.A.	Finance & Insurance	FY08, 09
	Panama		International Shopping Centers Holdings, Inc.-ISC	Wholesale and Retail Trade	FY06, 08, 10
	Panama		La Autoridad del Canal de Panama	Transportation and Warehousing	FY09
	Panama		La Hipotecaria	Finance & Insurance	FY04, 05, 10
	Panama		Multi Financial Group	Finance & Insurance	FY09
	Panama		QBE del Istmo Reinsurance Company, Inc.	Finance & Insurance	FY10
	Paraguay		Agrihold Management Corp.	Agriculture and Forestry	FY10
	Paraguay		Banco Bilbao Vizcaya Argentaria Paraguay S.A.	Finance & Insurance	FY09, 10
	Paraguay		Banco Continental S.A.E.C.A.	Finance & Insurance	FY09
	Paraguay		Banco Regional S.A.	Finance & Insurance	FY09
	Paraguay		Financiera El Comercio S.A.E.C.A.	Finance & Insurance	FY10
	Paraguay		NFD Agro Limited	Agriculture and Forestry	FY09, 10
	Paraguay		Sudameris Bank	Finance & Insurance	FY10
	Paraguay		UABL Limited	Transportation and Warehousing	FY03, 09, 10
	Peru		Agraria El Escoria S.A.	Food & Beverages	FY00
	Peru		America Leasing	Finance & Insurance	FY08
	Peru		Anglo American Quellaveco S.A.	Oil, Gas and Mining	FY93, 96, 00, 01, 09, 10
	Peru		Antares Minerals Inc.	Oil, Gas and Mining	FY09
	Peru		Banco Continental	Finance & Insurance	FY07, 08
	Peru		Banco Interamericano de Finanzas S.A. – BIF	Finance & Insurance	FY07, 09
	Peru		BPZ Resources, Inc.	Oil, Gas and Mining	FY07, 08, 09, 10
	Peru		CRAC Nuestra Gente	Finance & Insurance	FY09
	Peru		Edpyme Confianza	Finance & Insurance	FY07
	Peru		Empresa Agroindustrial Laredo S.A.A.	Food & Beverages	FY00, 05, 07, 08
	Peru		Enfoca Discovery 1 L.P.	Collective Investment Vehicles	FY10
	Peru		Ferrocarril Transandino S.A.	Transportation and Warehousing	FY02
	Peru		Financiera Edyficar S.A.	Finance & Insurance	FY04, 08
	Peru		Gas Natural de Lima y Callao S.A.	Utilities	FY10
	Peru		Interconexión Eléctrica ISA Perú S.A.	Electric Power	FY02, 03
	Peru		INVERSIONES MALECÓN DE LA RESERVA S.A.	Accommodation & Tourism Services	FY05
	Peru		Lima Airport Partners S.R.L.	Transportation and Warehousing	FY07

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
25.0	11.5	18.1	–	18.1	–	18.1
10.0	–	7.0	3.0	10.0	–	10.0
		118.7	3.0	121.7	2.4	124.1
6.0	10.0	1.9	–	1.9	–	1.9
40.0	–	15.0	–	15.0	–	15.0
10.3	–	–	3.5	3.5	–	3.5
50.0	–	49.9	–	49.9	–	49.9
40.0	–	40.0	–	40.0	5.0	45.0
57.8	–	–	42.3	42.3	–	42.3
60.0	–	48.4	–	48.4	–	48.4
300.0	–	300.0	–	300.0	–	300.0
48.5	–	45.0	3.5	48.5	–	48.5
–	–	–	–	–	25.0	25.0
19.0	–	–	19.0	19.0	–	19.0
		500.2	68.3	568.5	30.0	598.5
5.0	–	5.0	–	5.0	–	5.0
30.0	–	30.0	–	30.0	15.0	45.0
–	–	–	–	–	4.4	4.4
–	–	–	–	–	5.3	5.3
1.2	–	–	1.2	1.2	–	1.2
13.0	–	5.3	5.0	10.3	–	10.3
–	–	–	–	–	0.1	0.1
60.0	–	60.0	–	60.0	2.9	62.9
		100.3	6.2	106.5	27.7	134.2
7.0	–	7.0	–	7.0	–	7.0
10.0	–	10.0	–	10.0	–	10.0
42.9	–	–	42.9	42.9	–	42.9
12.3	–	–	13.7	13.7	–	13.7
88.0	190.0	75.6	–	75.6	–	75.6
18.0	–	18.0	–	18.0	–	18.0
75.9	–	24.9	51.0	75.9	–	75.9
7.1	–	–	7.7	7.7	–	7.7
2.5	–	0.4	–	0.4	–	0.4
33.0	–	15.6	–	15.6	1.4	17.0
15.0	–	–	15.0	15.0	–	15.0
9.0	–	3.1	–	3.1	–	3.1
4.0	–	–	–	–	3.9	3.9
50.0	–	50.0	–	50.0	–	50.0
18.0	8.0	10.8	–	10.8	0.2	11.0
10.0	–	5.0	–	5.0	–	5.0
20.0	–	–	20.0	20.0	–	20.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Peru		Maple Energy Plc	Oil, Gas and Mining	FY08
	Peru		Metropolitan Municipality of Lima (Municipalidad Metropolitana de Lima)	Other	FY10
	Peru		MIBANCO, Banco de la Microempresa, S.A.	Finance & Insurance	FY02, 06, 07
	Peru		Minera Yanacocha S.A.	Oil, Gas and Mining	FY94, 95, 00
	Peru		Norvial S.A.	Transportation and Warehousing	FY03
	Peru		Papelera del Sur S.A.	Pulp & Paper	FY09
	Peru		Peru LNG S.R.L.	Oil, Gas and Mining	FY08
	Peru		Peru Orient Express Hotel	Accommodation & Tourism Services	FY01, 07
	Peru		Peru Rail S.A.	Transportation and Warehousing	FY07
	Peru		Protecta	Finance & Insurance	FY09, 10
	Peru		Sociedad Agricola Drokasa S.A.	Agriculture and Forestry	FY00, 06
	Peru		Sociedad Agricola Viru S.A.	Agriculture and Forestry	FY08
	Peru		Titulizadora Peruana Sociedad Titulizadora S.A.	Finance & Insurance	FY07, 09, 10
	Peru		Universidad San Martin de Porres	Education Services	FY05
	Saint Lucia		Bank of Saint Lucia Limited	Finance & Insurance	FY08
	Trinidad and Tobago		Guardian Holdings Limited	Finance & Insurance	FY06
	Trinidad and Tobago		Republic Bank Limited	Finance & Insurance	FY02, 03, 06
	Trinidad and Tobago		SEAF Caribbean Growth Fund	Collective Investment Vehicles	FY10
	Trinidad and Tobago		Trinidad Cement Company	Nonmetallic Mineral Product Manufacturing	FY05, 06
	Trinidad and Tobago		U.W.I., St. Augustine – Institute of Business	Education Services	FY04
	Trinidad and Tobago		Unicell Paper Mills Caribbean Ltd. (UPMCL)	Pulp & Paper	FY02, 10
	Uruguay		Cooperativa Nacional de Productores de Leche	Food & Beverages	FY03, 07
	Uruguay		Milagro S.A.–San Miguel Uruguay S.A.	Agriculture and Forestry	FY09
	Uruguay		Nuevo Banco Comercial S.A.	Finance & Insurance	FY07
	Uruguay		UPM S.A.	Pulp & Paper	FY07
	Venezuela		Metanol de Oriente, Metor, S.A.	Chemicals	FY93, 07
	Venezuela		Minera Loma de Niquel, C.A.	Oil, Gas and Mining	FY98, 00
	Venezuela		Sistema Electrónico de Transacciones C.A. (SET)	Finance & Insurance	FY96, 00
	Central America Region		Central American Mezzanine Infrastructure Fund L.P.	Collective Investment Vehicles	FY09
	Central America Region		Grupo Financiero CrediQ Corp.	Finance & Insurance	FY07
	Central America Region		Grupo M Holding S.A.	Wholesale and Retail Trade	FY08
	Central America Region		Grupo Solid Guatemala, S.A.	Chemicals	FY10
	Central America Region		Hospiteum Corporation	Accommodation & Tourism Services	FY10
	Latin America Region		Advent Latin American Private Equity Fund III-E Limited Partnership	Collective Investment Vehicles	FY06

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
10.0	–	–	4.0	4.0	–	4.0
–	–	–	–	–	31.9	31.9
46.0	40.0	38.2	7.0	45.2	–	45.2
32.7	59.0	–	0.3	0.3	–	0.3
18.0	–	14.8	–	14.8	–	14.8
–	–	–	–	–	0.7	0.7
300.0	–	300.0	–	300.0	–	300.0
19.0	–	16.9	–	16.9	–	16.9
8.0	–	8.0	–	8.0	–	8.0
1.4	–	–	1.4	1.4	–	1.4
21.0	–	8.2	–	8.2	–	8.2
12.0	–	11.4	–	11.4	–	11.4
1.0	–	–	1.0	1.0	0.3	1.3
–	–	–	–	–	1.5	1.5
		617.9	**164.0**	**781.9**	**39.8**	**821.6**
15.0	–	–	–	–	3.3	3.3
		–	**–**	**–**	**3.3**	**3.3**
50.0	–	50.0	–	50.0	–	50.0
64.0	–	21.4	–	21.4	–	21.4
10.0	–	–	10.0	10.0	–	10.0
35.0	–	29.4	–	29.4	6.2	35.6
5.0	–	3.3	–	3.3	–	3.3
9.0	–	9.9	–	9.9	1.5	11.4
		114.0	**10.0**	**124.0**	**7.7**	**131.7**
60.0	–	20.3	–	20.3	–	20.3
10.0	–	9.6	–	9.6	–	9.6
–	–	–	–	–	0.2	0.2
70.0	100.0	62.2	–	62.2	–	62.2
		92.1	**–**	**92.1**	**0.2**	**92.3**
87.9	93.3	48.6	1.4	50.0	–	50.0
75.2	50.0	–	4.4	4.4	–	4.4
0.5	–	–	0.5	0.5	–	0.5
		48.6	**6.3**	**55.0**	**–**	**55.0**
37.2	–	31.5	5.7	37.2	–	37.2
20.0	–	14.4	–	14.4	–	14.4
30.0	–	30.0	–	30.0	–	30.0
10.0	–	10.0	–	10.0	–	10.0
14.0	–	14.0	–	14.0	–	14.0
		99.9	**5.7**	**105.6**	**–**	**105.6**
20.0	–	–	18.5	18.5	–	18.5

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
LATIN AMERICA & CARIBBEAN					
	Latin America Region		Advent Latin American Private Equity Fund II-B Limited Partnership	Collective Investment Vehicles	FY02
	Latin America Region		Aureos Latin America Fund L.P.	Collective Investment Vehicles	FY08
	Latin America Region		Convergence Communications, Inc.	Information	FY00, 01, 02
	Latin America Region		Darby Latin America Private Equity Fund, L.P.	Collective Investment Vehicles	FY03
	Latin America Region		DineroMail Inc.	Information	FY09
	Latin America Region		DLJ South American Partners L.P.	Collective Investment Vehicles	FY07
	Latin America Region		GeoPark Holdings Limited	Oil, Gas and Mining	FY06, 08, 09, 10
	Latin America Region		Ignia Fund I, L.P.	Collective Investment Vehicles	FY10
	Latin America Region		Inter-American Infrastructure Finance Corporation	Finance & Insurance	FY08
	Latin America Region		Latin American Agribusiness Development Corporation S.A.	Finance & Insurance	FY02, 06, 09
	Latin America Region		Latin Power I L.D.C.	Collective Investment Vehicles	FY93
	Latin America Region		Latin Power II L.D.C.	Collective Investment Vehicles	FY98
	Latin America Region		Paladin Realty Latin America Investors II, L.P.	Collective Investment Vehicles	FY06
	Latin America Region		PriceSmart, Inc.	Wholesale and Retail Trade	FY01, 02
	Latin America Region		Proa II Fondo de Inversion	Collective Investment Vehicles	FY05
	Latin America Region		Savoy International Investment Ltd.	Primary Metals	FY98
	Latin America Region		Solidus	Finance & Insurance	FY06, 08
	Latin America Region		The Latin America Enterprise Fund II, L.P.	Collective Investment Vehicles	FY98
	Latin America Region		Tribeca Partners S.A.	Collective Investment Vehicles	FY08
	Latin America Region		Yellowpepper Holding Corp	Information	FY10
TOTAL IFC COMMITTED PORTFOLIO FOR LATIN AMERICA & CARIBBEAN					
MIDDLE EAST AND NORTH AFRICA					
	Afghanistan		ACOMET Family Hospital	Health Care	FY09
	Afghanistan		Afghanistan International Bank CJSC	Finance & Insurance	FY09
	Afghanistan		Areeba Afghanistan Limited	Information	FY06, 09, 10
	Afghanistan		BRAC BANK Afghanistan	Finance & Insurance	FY07, 08
	Afghanistan		First Microfinance Bank of Afghanistan	Finance & Insurance	FY04, 06, 08
	Afghanistan		Tourism Promotion Services (Afghanistan) Ltd.	Accommodation & Tourism Services	FY04
	Algeria		Arab Banking Corporation Algeria	Finance & Insurance	FY98, 02
	Algeria		Arab Leasing Corporation	Finance & Insurance	FY02
	Algeria		ASEC Algeria Cement Company	Nonmetallic Mineral Product Manufacturing	FY09
	Algeria		Banque Méditerranéenne d'Investissement et de Crédit S.p.A	Finance & Insurance	FY08
	Algeria		Maghreb Leasing Algerie S.p.A.	Finance & Insurance	FY07, 09, 10

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
15.0	–	–	3.8	3.8	–	3.8
20.0	–	–	19.8	19.8	–	19.8
7.1	–	–	7.1	7.1	–	7.1
10.0	–	–	10.0	10.0	–	10.0
5.0	–	–	5.0	5.0	–	5.0
20.0	–	–	20.0	20.0	–	20.0
35.4	–	14.0	15.4	29.4	–	29.4
10.0	–	–	10.0	10.0	–	10.0
29.9	48.5	20.0	9.9	29.9	–	29.9
69.7	–	46.5	3.2	49.7	–	49.7
25.0	–	–	0.0	0.0	–	0.0
7.0	–	–	0.0	0.0	–	0.0
15.0	–	–	15.0	15.0	–	15.0
42.0	–	–	2.3	2.3	–	2.3
5.5	–	–	5.5	5.5	–	5.5
–	–	–	0.0	0.0	–	0.0
3.0	–	–	2.4	2.4	0.3	2.7
10.7	–	–	0.0	0.0	–	0.0
15.0	–	–	15.0	15.0	–	15.0
3.0	–	–	3.0	3.0	–	3.0
		80.5	**166.0**	**246.5**	**0.3**	**246.8**
		6,907.8	2,017.2	8,924.9	686.3	9,611.2
4.5	–	4.5	–	4.5	–	4.5
–	–	–	–	–	1.0	1.0
81.4	–	65.0	16.4	81.4	–	81.4
1.4	–	–	1.4	1.4	–	1.4
1.0	–	–	1.0	1.0	–	1.0
7.0	–	6.7	–	6.7	–	6.7
		76.2	**18.8**	**95.0**	**1.0**	**95.9**
1.9	–	–	1.9	1.9	–	1.9
0.7	–	–	0.7	0.7	–	0.7
50.0	–	26.0	24.0	50.0	–	50.0
15.4	–	–	13.4	13.4	–	13.4
4.5	–	–	5.0	5.0	11.3	16.3
		26.0	**45.0**	**71.0**	**11.3**	**82.3**

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
MIDDLE EAST AND NORTH AFRICA					
	Egypt		African Export-Import Bank	Finance & Insurance	FY10
	Egypt		Ahli United Bank (Egypt) S.A.E.	Finance & Insurance	FY07, 10
	Egypt		Al-Amir for Sanitary Ware Production, S.A.E.	Nonmetallic Mineral Product Manufacturing	FY02
	Egypt		Alexandria Fiber Co., S.A.E.	Chemicals	FY04
	Egypt		Alexandria Portland Cement Company	Nonmetallic Mineral Product Manufacturing	FY10
	Egypt		Bank of Alexandria	Finance & Insurance	FY09
	Egypt		Beltone Egypt Sub-Fund	Collective Investment Vehicles	FY09
	Egypt		Commercial International Bank S.A.E.	Finance & Insurance	FY94, 01, 06
	Egypt		Credit Agricole Egypt	Finance & Insurance	FY09
	Egypt		DP World Sokhna	Transportation and Warehousing	FY04
	Egypt		EFG Hermes Holding S.A.E.	Finance & Insurance	FY01, 06, 10
	Egypt		Egypt Factors	Finance & Insurance	FY05
	Egypt		Egyptian Mortgage Refinance Company	Finance & Insurance	FY07
	Egypt		Egyptian Saudi Healthcare Company	Health Care	FY07
	Egypt		Gippsland Limited	Oil, Gas and Mining	FY06
	Egypt		Interstate Paper Industries S.A.E.	Pulp & Paper	FY07, 09
	Egypt		IPR Transoil Corporation	Oil, Gas and Mining	FY07
	Egypt		Ismailia Fish Farming Company, S.A.E.	Agriculture and Forestry	FY80, 83
	Egypt		Kuwait Energy Company KSCC	Oil, Gas and Mining	FY10
	Egypt		Lecico Egypt (S.A.E.)	Nonmetallic Mineral Product Manufacturing	FY04
	Egypt		Magrabi Hospitals & Centers Egypt	Health Care	FY08
	Egypt	*	Meleiha Oil Development and Exploration Project	Oil, Gas and Mining	FY87, 88, 93
	Egypt		MENA Joint Investment Fund S.C.A, SICAV-SIF	Collective Investment Vehicles	FY10
	Egypt		New Al–Salama Hospital Co.	Health Care	FY08
	Egypt		Nile Suez Spinning and Weaving	Textiles, Apparel & Leather	FY08
	Egypt		Orient Investment Properties Limited	Chemicals	FY10
	Egypt		ORIX Leasing	Finance & Insurance	FY97, 02, 06
	Egypt		Sekem Holdings	Chemicals	FY03
	Egypt		Sphinx Turnaround Fund S.C.A.	Collective Investment Vehicles	FY09
	Egypt		The Sixth of October Hospital for Cardio Thoracic and Vascular Surgery "Dar El Fouad", S.A.E.	Health Care	FY07
	Egypt		Unipak Nile Limited	Pulp & Paper	FY98, 01
	Egypt		Wadi Holdings	Agriculture and Forestry	FY05, 08, 10
	Iran, Islamic Republic of		Karafarin Bank	Finance & Insurance	FY05
	Iran, Islamic Republic of		Rak Ceramics Joint Stock Company	Nonmetallic Mineral Product Manufacturing	FY04
	Iraq		Credit Bank of Iraq S.A.	Finance & Insurance	FY05, 07, 09
	Jordan		Airport International Group P.S.C.	Transportation and Warehousing	FY08
	Jordan		Bank of Jordan Ltd.	Finance & Insurance	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
50.0	–	50.0	–	50.0	–	50.0
40.0	–	–	48.5	48.5	2.7	51.3
5.0	–	0.9	–	0.9	–	0.9
8.0	–	4.5	–	4.5	–	4.5
120.3	–	–	98.3	98.3	–	98.3
196.7	–	–	196.7	196.7	–	196.7
10.0	–	–	10.0	10.0	–	10.0
38.9	–	–	11.8	11.8	–	11.8
–	–	–	–	–	15.6	15.6
20.0	–	10.6	–	10.6	–	10.6
55.0	–	6.0	20.0	26.0	–	26.0
3.0	–	–	3.0	3.0	–	3.0
3.5	–	–	3.5	3.5	–	3.5
17.0	–	17.0	–	17.0	–	17.0
4.3	–	–	2.9	2.9	–	2.9
31.6	–	30.8	–	30.8	–	30.8
25.0	–	11.5	–	11.5	–	11.5
2.2	–	1.9	0.5	2.4	–	2.4
50.0	–	50.0	–	50.0	–	50.0
9.8	–	3.3	–	3.3	–	3.3
–	–	15.0	–	15.0	–	15.0
28.0	–	–	0.0	0.0	–	0.0
25.0	–	–	25.0	25.0	–	25.0
15.0	–	15.0	–	15.0	–	15.0
20.0	–	20.0	–	20.0	–	20.0
120.0	–	–	120.0	120.0	–	120.0
7.9	–	2.0	0.9	2.9	–	2.9
5.0	–	0.4	–	0.4	–	0.4
11.5	–	–	11.5	11.5	–	11.5
4.0	–	–	4.0	4.0	–	4.0
8.0	–	0.6	–	0.6	–	0.6
52.5	–	45.0	–	45.0	–	45.0
		284.5	556.5	841.0	18.3	859.3
10.0	–	9.2	–	9.2	–	9.2
7.0	–	2.5	–	2.5	–	2.5
		11.7	–	11.7	–	11.7
6.2	–	–	6.2	6.2	–	6.2
		–	6.2	6.2	–	6.2
120.0	160.0	120.0	–	120.0	38.3	158.3
–	–	–	–	–	4.0	4.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
MIDDLE EAST AND NORTH AFRICA					
	Jordan		Cairo Amman Bank	Finance & Insurance	FY00, 01, 03, 08
	Jordan		Capital Bank of Jordan	Finance & Insurance	FY07, 08
	Jordan		CTI Group Inc.	Transportation and Warehousing	FY06, 09
	Jordan		Hikma Pharmaceuticals Plc	Chemicals	FY91, 95
	Jordan		International Luggage Manufacturing Company	Textiles, Apparel & Leather	FY01
	Jordan		Jordan Phosphate Mines Co. (JPMC)	Chemicals	FY10
	Jordan		Kingdom Electricity Company P.S.C.	Electric Power	FY09
	Jordan		Middle East Regional Development Enterprise	Nonmetallic Mineral Product Manufacturing	FY02
	Jordan		Modern Agricultural Investment Company	Transportation and Warehousing	FY99
	Jordan		Nuqul Group	Pulp & Paper	FY05, 10
	Jordan		Tamweelcom	Finance & Insurance	FY10
	Jordan		Zara Investment Holding Company Limited	Accommodation & Tourism Services	FY97, 08, 10
	Lebanon		ADMIC, S.A.L.	Wholesale and Retail Trade	FY07
	Lebanon		Bank of Beirut	Finance & Insurance	FY06, 07, 10
	Lebanon		Banque Libano-Francaise	Finance & Insurance	FY06
	Lebanon		BLC bank S.A.L.	Finance & Insurance	FY10
	Lebanon		BLOM Bank S.A.L.	Finance & Insurance	FY93, 07
	Lebanon		Butec Holdings	Construction and Real Estate	FY08
	Lebanon		Byblos Bank S.A.L.	Finance & Insurance	FY93, 97, 01, 03, 10
	Lebanon		Credit Libanais S.A.L.	Finance & Insurance	FY08
	Lebanon		Fransabank S.A.L. (Fransabank)	Finance & Insurance	FY93, 94, 97, 01, 07
	Lebanon		Malia Invest Limited	Accommodation & Tourism Services	FY10
	Lebanon		SABIS International School – Adma	Education Services	FY05
	Morocco		AlterMed Maghreb	Collective Investment Vehicles	FY08
	Morocco		Association Al Amana pour la Promotion des Microentreprises	Finance & Insurance	FY07
	Morocco		Banque Marocaine du Commerce Exterieur	Finance & Insurance	FY01, 08
	Morocco		FONDEP MicroCredit	Finance & Insurance	FY06
	Morocco		Jaida S.A.	Finance & Insurance	FY08
	Morocco		Kasbah Resources Limited	Oil, Gas and Mining	FY10
	Morocco		Maghreb Management Limited	Collective Investment Vehicles	FY00
	Morocco		Maghreb Private Equity Fund Limited	Collective Investment Vehicles	FY00
	Morocco		Mixta Africa, S.A.	Construction and Real Estate	FY08
	Morocco		Settat Filature S.A.	Textiles, Apparel & Leather	FY88, 93
	Morocco		Ynna Holding	Nonmetallic Mineral Product Manufacturing	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
–	–	–	–	–	5.0	5.0
50.0	–	20.0	30.0	50.0	4.7	54.7
31.0	–	25.0	–	25.0	–	25.0
–	–	–	0.9	0.9	–	0.9
8.0	–	7.2	–	7.2	–	7.2
50.0	60.0	50.0	–	50.0	–	50.0
40.0	–	39.1	–	39.1	–	39.1
5.0	–	–	0.6	0.6	–	0.6
1.0	–	–	1.0	1.0	–	1.0
55.0	–	48.0	–	48.0	–	48.0
3.0	–	3.0	–	3.0	–	3.0
59.8	–	41.8	3.1	44.9	–	44.9
		354.1	35.5	389.6	52.0	441.6
16.5	–	–	6.5	6.5	–	6.5
–	–	–	–	–	32.6	32.6
–	–	–	–	–	10.6	10.6
–	–	–	–	–	0.1	0.1
33.6	1.8	21.0	–	21.0	–	21.0
15.0	–	–	15.0	15.0	–	15.0
138.8	40.2	–	100.0	100.0	–	100.0
11.5	–	9.2	–	9.2	7.5	16.7
25.7	15.4	6.5	–	6.5	7.7	14.1
14.0	–	14.0	–	14.0	–	14.0
6.0	–	2.8	–	2.8	–	2.8
		53.5	121.5	175.0	58.5	233.5
7.4	–	–	6.3	6.3	–	6.3
5.0	–	3.5	–	3.5	13.0	16.5
105.3	–	86.0	–	86.0	–	86.0
–	–	–	–	–	2.3	2.3
–	–	–	–	–	18.9	18.9
2.2	–	–	2.1	2.1	–	2.1
0.0	–	–	0.0	0.0	–	0.0
5.0	–	–	0.9	0.9	–	0.9
35.8	–	4.6	25.2	29.7	–	29.7
4.4	–	3.3	1.2	4.5	–	4.5
27.2	–	–	25.7	25.7	–	25.7
		97.4	61.4	158.8	34.3	193.1

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
MIDDLE EAST AND NORTH AFRICA					
	Oman		Ahli Bank S.A.O.G.	Finance & Insurance	FY05
	Oman		BANK MUSCAT (S.A.O.G.)	Finance & Insurance	FY06
	Oman		Mazoon Petrogas S.A.O.C.	Oil, Gas and Mining	FY05
	Oman		Oman Orix Leasing Company S.A.O.G.	Finance & Insurance	FY93, 99, 06, 07
	Oman		Taageer Finance Company	Finance & Insurance	FY05
	Pakistan		Allied Bank Limited	Finance & Insurance	FY09
	Pakistan		Bank Al Habib Limited	Finance & Insurance	FY09
	Pakistan		Bank Alfalah Limited	Finance & Insurance	FY08
	Pakistan		Crescent Bahuman Limited	Textiles, Apparel & Leather	FY94, 97, 02
	Pakistan		Engro Chemicals Pakistan Limited	Chemicals	FY10
	Pakistan		Engro Energy (Pvt.) Limited	Electric Power	FY08
	Pakistan		Engro Polymer & Chemicals Ltd.	Chemicals	FY98, 07, 10
	Pakistan		First MicroFinanceBank Limited	Finance & Insurance	FY02
	Pakistan		Habib Bank Limited (HBL)	Finance & Insurance	FY06, 08, 09
	Pakistan		Habib Metropolitan Bank Ltd.	Finance & Insurance	FY06
	Pakistan		International Industries Ltd.	Primary Metals	FY08
	Pakistan		Jahangir Siddiqui Private Equity Fund I	Collective Investment Vehicles	FY07
	Pakistan		JS Investments Limited	Collective Investment Vehicles	FY95
	Pakistan		JS Large Cap. Fund	Collective Investment Vehicles	FY05
	Pakistan		Karachi Electric Supply Company Limited	Electric Power	FY07
	Pakistan		Kashf Microfinance Bank	Finance & Insurance	FY08
	Pakistan		Kohinoor Energy Limited	Electric Power	FY95
	Pakistan		Laraib Energy Ltd.	Electric Power	FY10
	Pakistan		MCB Bank Limited	Finance & Insurance	FY93, 01, 08
	Pakistan		Meezan Bank Limited	Finance & Insurance	FY08
	Pakistan		ORIX Leasing Pakistan Limited	Finance & Insurance	FY94, 06
	Pakistan		Packages Limited	Pulp & Paper	FY65, 80, 82, 87, 88, 92, 94, 95, 05, 07, 09
	Pakistan		Pakistan International Container Terminal	Transportation and Warehousing	FY03, 08
	Pakistan		Qasim International Container Terminal	Transportation and Warehousing	FY10
	Pakistan		Sarah Textiles	Textiles, Apparel & Leather	FY93, 96, 02
	Pakistan		SilkBank Limited	Finance & Insurance	FY08, 09, 10
	Pakistan		Soneri Bank Limited	Finance & Insurance	FY03, 07
	Pakistan		Tameer Microfinance Bank Ltd.	Finance & Insurance	FY06, 08
	Pakistan		Tourism Promotion Services Ltd (Pakistan)	Accommodation & Tourism Services	FY07
	Pakistan		TRG Pakistan II Limited	Information	FY04, 07
	Pakistan		Uch Power Limited	Electric Power	FY96
	Pakistan		United Bank Limited	Finance & Insurance	FY09

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
39.8	–	–	37.5	37.5	–	37.5
100.0	**–**	**100.0**	**–**	**100.0**	**–**	**100.0**
15.0	–	6.2	–	6.2	–	6.2
13.4	**–**	**4.8**	**–**	**4.8**	**–**	**4.8**
10.0	–	4.0	–	4.0	–	4.0
		115.0	**37.5**	**152.5**	**–**	**152.5**
–	–	–	–	–	6.9	6.9
–	**–**	**–**	**–**	**–**	**20.2**	**20.2**
–	–	–	–	–	5.1	5.1
23.3	**11.5**	**1.0**	**5.1**	**6.1**	**–**	**6.1**
50.0	–	50.0	–	50.0	–	50.0
59.7	**–**	**56.9**	**2.8**	**59.7**	**–**	**59.7**
60.5	30.0	28.0	22.5	50.5	–	50.5
2.7	**–**	**–**	**2.7**	**2.7**	**–**	**2.7**
50.0	–	50.0	–	50.0	12.2	62.2
–	**–**	**–**	**–**	**–**	**13.3**	**13.3**
18.4	–	18.4	–	18.4	–	18.4
20.0	**–**	**–**	**20.0**	**20.0**	**–**	**20.0**
0.3	–	–	0.3	0.3	–	0.3
5.0	**–**	**–**	**5.0**	**5.0**	**–**	**5.0**
125.0	–	125.0	–	125.0	–	125.0
2.3	**–**	**–**	**2.0**	**2.0**	**–**	**2.0**
31.3	36.6	–	6.3	6.3	–	6.3
35.0	**–**	**35.0**	**–**	**35.0**	**–**	**35.0**
7.5	–	–	–	–	11.3	11.3
–	**–**	**–**	**–**	**–**	**9.0**	**9.0**
29.5	3.3	12.8	–	12.8	–	12.8
126.6	**20.1**	**–**	**51.8**	**51.8**	**–**	**51.8**
19.3	–	21.9	–	21.9	–	21.9
30.0	**–**	**30.0**	**–**	**30.0**	**–**	**30.0**
7.8	–	1.1	–	1.1	–	1.1
75.8	**–**	**–**	**75.9**	**75.9**	**3.6**	**79.5**
–	–	–	–	–	4.5	4.5
4.8	**–**	**3.7**	**1.1**	**4.8**	**–**	**4.8**
16.0	–	–	16.0	16.0	–	16.0
7.5	**–**	**–**	**7.5**	**7.5**	**–**	**7.5**
35.0	60.0	(0.0)	–	(0.0)	11.2	11.2
–	**–**	**–**	**–**	**–**	**1.3**	**1.3**
		433.9	**218.9**	**652.8**	**98.7**	**751.5**

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
MIDDLE EAST AND NORTH AFRICA					
	Saudi Arabia		AlAhli Takaful Company	Finance & Insurance	FY06
	Saudi Arabia		**Riyad Bank**	**Finance & Insurance**	**FY10**
	Saudi Arabia		Saudi British Bank	Finance & Insurance	FY05
	Saudi Arabia		**Saudi Home Loans Company**	**Finance & Insurance**	**FY07**
	Saudi Arabia		Saudi Orix Leasing Company (S.O.L.C.)	Finance & Insurance	FY00, 03, 05, 07, 10
	Syrian Arab Republic		Bank of Syria and Overseas	Finance & Insurance	FY02, 04, 10
	Syrian Arab Republic		**First Microfinance Institution Syria**	**Finance & Insurance**	**FY09**
	Tunisia		**AlterMed APEF**	**Collective Investment Vehicles**	**FY08**
	Tunisia		Banque Internationale Arabe de Tunisie	Finance & Insurance	FY98, 00, 01, 04
	Tunisia		**ENDA Inter-Arabe**	**Finance & Insurance**	**FY08**
	Tunisia		Fuba Printed Circuits Tunisie S.A.	Industrial & Consumer Products	FY08
	Tunisia		**Société Miniere de Bougrine (SMB)**	**Oil, Gas and Mining**	**FY92, 94**
	Tunisia		Société des Industries Textiles Reunis, S.A.	Textiles, Apparel & Leather	FY88
	Tunisia		**Société Monastirienne Internationale Des Textiles**	**Textiles, Apparel & Leather**	**FY91**
	Tunisia		TAV Tunisie S.A.	Transportation and Warehousing	FY08, 09
	Tunisia		**Topic S.A.**	**Oil, Gas and Mining**	**FY09**
	Tunisia		Tuninvest International Limited	Collective Investment Vehicles	FY98
	United Arab Emirates		Emirates National Securitization Corporation	Finance & Insurance	FY08
	West Bank and Gaza		Alrafah Microfinance Bank	Finance & Insurance	FY08
	West Bank and Gaza		**AMAL**	**Finance & Insurance**	**FY10**
	West Bank and Gaza		Arab Concrete Products Company	Nonmetallic Mineral Product Manufacturing	FY98
	West Bank and Gaza		**Bank of Palestine**	**Finance & Insurance**	**FY08, 09**
	West Bank and Gaza		Jericho Motels Company Ltd.	Accommodation & Tourism Services	FY99
	West Bank and Gaza		**Nabahin Industry and Trading Company**	**Plastics & Rubber**	**FY98**
	West Bank and Gaza		Palestine Industrial Estates Development and Management Company	Construction and Real Estate	FY98
	West Bank and Gaza		**Palestine Mortgage and Housing Corporation Limited**	**Finance & Insurance**	**FY99**
	West Bank and Gaza		Wataniya Palestine Mobile Telecommunication Company	Information	FY09
	Yemen, Republic of		Aden Company for Silos and Mills	Food & Beverages	FY99
	Yemen, Republic of		**Al-Ahlia Mineral Water Company**	**Food & Beverages**	**FY03**
	Yemen, Republic of		Al-Mawarid Company for Educational and Health Services	Health Care	FY08
	Yemen, Republic of		**Arabian Yemen Cement Company**	**Nonmetallic Mineral Product Manufacturing**	**FY07**
	Yemen, Republic of		Magrabi Hospitals & Centers Yemen	Health Care	FY08

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
3.5	–	–	3.5	3.5	–	3.5
–	–	–	–	–	30.0	30.0
50.0	–	50.0	–	50.0	–	50.0
26.7	–	–	26.7	26.7	–	26.7
25.3	–	29.9	–	29.9	–	29.9
		79.9	**30.2**	**110.1**	**30.0**	**140.1**
6.1	–	–	5.7	5.7	–	5.7
3.5	–	–	3.5	3.5	–	3.5
		–	**9.2**	**9.2**	**–**	**9.2**
8.8	–	–	7.5	7.5	–	7.5
57.6	–	35.7	–	35.7	–	35.7
2.7	–	2.2	–	2.2	–	2.2
12.6	–	–	10.1	10.1	–	10.1
17.0	–	–	2.3	2.3	–	2.3
1.7	–	–	2.1	2.1	–	2.1
5.6	–	3.9	1.9	5.9	–	5.9
213.3	281.2	127.8	40.4	168.2	–	168.2
17.0	–	–	17.0	17.0	–	17.0
4.7	–	–	0.0	0.0	–	0.0
		169.6	**81.3**	**251.0**	**–**	**251.0**
20.0	–	10.4	–	10.4	–	10.4
		10.4	**–**	**10.4**	**–**	**10.4**
–	–	–	–	–	1.9	1.9
–	–	–	–	–	75.4	75.4
0.8	–	0.8	–	0.8	–	0.8
12.5	–	–	12.5	12.5	18.5	31.0
1.2	–	0.6	–	0.6	–	0.6
0.5	–	0.5	–	0.5	–	0.5
2.0	–	0.3	1.0	1.3	–	1.3
3.0	–	–	3.0	3.0	–	3.0
30.0	–	30.0	–	30.0	–	30.0
		32.2	**16.5**	**48.7**	**95.8**	**144.5**
8.0	–	1.4	–	1.4	–	1.4
1.5	–	1.4	–	1.4	–	1.4
8.0	–	8.0	–	8.0	–	8.0
70.0	55.0	68.5	–	68.5	–	68.5
10.0	–	10.0	–	10.0	–	10.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
MIDDLE EAST AND NORTH AFRICA					
	Yemen, Republic of		Marib Agriculture Company, Y.S.C.	Agriculture and Forestry	FY87
	Yemen, Republic of		**National Cement Company**	**Nonmetallic Mineral Product Manufacturing**	**FY06**
	Yemen, Republic of		Saudi Yemeni Healthcare Co.	Health Care	FY07
	Yemen, Republic of		**Yemen Battery Manufacturing Company, Y.S.C.**	**Industrial & Consumer Products**	**FY84, 85**
	MENA Region		**Ahli United Bank BSC**	**Finance & Insurance**	**FY07, 08**
	MENA Region		Arabian Andalusia Holding Company	Health Care	FY08
	MENA Region		**Argan Infrastructure Fund, LLC, PCC**	**Collective Investment Vehicles**	**FY10**
	MENA Region		Bait Al Batterjee Medical Co.	Health Care	FY09
	MENA Region		**Capital North Africa Venture Fund**	**Collective Investment Vehicles**	**FY08**
	MENA Region		City Group Company K.S.C.	Transportation and Warehousing	FY10
	MENA Region		**Creative Energy Resources**	**Electric Power**	**FY09**
	MENA Region		FIMBank P.L.C.	Finance & Insurance	FY05, 07
	MENA Region		**First Education Holding B.S.C. (c)**	**Education Services**	**FY09**
	MENA Region		Foursan Capital Partners I	Collective Investment Vehicles	FY08
	MENA Region		**Gulf Agency Company Ltd.**	**Transportation and Warehousing**	**FY10**
	MENA Region		Intaj Capital II L.P.	Collective Investment Vehicles	FY10
	MENA Region		**Maghreb Private Equity Fund II**	**Collective Investment Vehicles**	**FY06**
	MENA Region		Magrabi Hospitals & Centers, Ltd.	Health Care	FY08
	MENA Region		**Metito Holdings Limited**	**Utilities**	**FY08**
	MENA Region		Metito Utilities Limited	Utilities	FY10
	MENA Region		**Shefa CEIC Limited**	**Collective Investment Vehicles**	**FY07**
	MENA Region		Zulekha Healthcare Holding Limited	Health Care	FY10
TOTAL IFC COMMITTED PORTFOLIO FOR MIDDLE EAST AND NORTH AFRICA					
GLOBAL					
	Global Projects		**Access Microfinance Holding AG**	**Finance & Insurance**	**FY07**
	Global Projects		ACCION Investments in Microfinance, SPC	Finance & Insurance	FY03, 08
	Global Projects		**Altima One World Agriculture Development Fund Limited**	**Collective Investment Vehicles**	**FY09**
	Global Projects		Baku–Tiblisi–Ceyhan Pipeline	Oil, Gas and Mining	FY04
	Global Projects		**Capital International Private Equity Fund IV, L.P.**	**Collective Investment Vehicles**	**FY04**
	Global Projects		CHF Development Finance International, LLC	Finance & Insurance	FY10
	Global Projects		**CITIBANK, N.A.**	**Finance & Insurance**	**FY09**
	Global Projects		Commerzbank A.G.	Finance & Insurance	FY10
	Global Projects		**ECOM Agroindustrial Corp. Ltd.**	**Agriculture and Forestry**	**FY06, 08, 10**
	Global Projects		Emerging Market Secondaries Fund	Collective Investment Vehicles	FY10
	Global Projects		**GEM VII Targeted Value Income Fund**	**Collective Investment Vehicles**	**FY05**

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
2.8	–	2.4	0.3	2.7	–	2.7
35.0	–	35.0	–	35.0	–	35.0
20.0	–	17.9	–	17.9	–	17.9
4.0	0.4	3.3	0.5	3.8	–	3.8
		147.8	0.9	148.6	–	148.6
216.3	–	200.0	16.3	216.3	–	216.3
10.0	–	–	10.0	10.0	–	10.0
11.7	–	–	9.8	9.8	–	9.8
55.0	–	25.0	30.0	55.0	–	55.0
6.7	–	–	6.9	6.9	–	6.9
30.0	–	30.0	–	30.0	–	30.0
6.0	–	–	6.0	6.0	–	6.0
10.0	–	6.0	6.9	12.9	2.3	15.2
22.0	–	14.0	8.0	22.0	–	22.0
20.0	–	–	20.0	20.0	–	20.0
35.0	–	35.0	–	35.0	–	35.0
20.0	–	–	20.0	20.0	–	20.0
17.6	–	–	20.3	20.3	–	20.3
20.0	–	–	20.0	20.0	–	20.0
31.1	–	20.0	11.1	31.1	–	31.1
20.0	–	–	20.0	20.0	–	20.0
15.0	–	–	15.0	15.0	–	15.0
24.0	–	24.0	–	24.0	–	24.0
		354.0	220.3	574.3	2.3	576.6
		2,246.2	1,459.6	3,705.8	402.1	4,107.9
4.3	–	–	4.9	4.9	–	4.9
5.3	–	–	5.2	5.2	–	5.2
75.0	–	–	75.0	75.0	–	75.0
125.0	125.0	81.8	–	81.8	–	81.8
30.0	–	–	12.6	12.6	–	12.6
1.5	–	–	1.5	1.5	–	1.5
100.0	–	100.0	–	100.0	–	100.0
125.0	–	125.0	–	125.0	–	125.0
104.0	–	74.3	–	74.3	–	74.3
25.0	–	–	25.0	25.0	–	25.0
30.0	–	–	0.0	0.0	–	0.0

Region	Country	UJV*	Company Name	Sector	Fiscal Year in which Commitments Were Made
GLOBAL					
	Global Projects		**Global Microfinance Facility**	**Finance & Insurance**	**FY04, 07**
	Global Projects		IFC Capitalization (Equity) Fund, G.P.	Collective Investment Vehicles	FY10
	Global Projects		**IFC Capitalization (Equity) Fund, L.P.**	**Collective Investment Vehicles**	**FY09**
	Global Projects		IFC Capitalization (Subordinated Debt) Fund, G.P.	Collective Investment Vehicles	FY10
	Global Projects		**IFC Capitalization (Subordinated Debt) Fund, L.P.**	**Collective Investment Vehicles**	**FY09**
	Global Projects		IFC Founder Partner – IFC African, Latin America & Caribean Fund, L.P.	Collective Investment Vehicles	FY10
	Global Projects		**InfraVentures**	**Electric Power**	**FY08, 09, 10**
	Global Projects		Italcementi S.p.A.	Nonmetallic Mineral Product Manufacturing	FY07
	Global Projects		**JPMorgan Chase Bank, N.A.**	**Finance & Insurance**	**FY10**
	Global Projects		Leapfrog Financial Inclusion Fund	Collective Investment Vehicles	FY10
	Global Projects		**Lydian International Ltd**	**Oil, Gas and Mining**	**FY08, 09, 10**
	Global Projects		Marco Polo Network	Finance & Insurance	FY07
	Global Projects		**Melrose Resources plc.**	**Oil, Gas and Mining**	**FY05, 07, 08**
	Global Projects		MicroCred SA	Finance & Insurance	FY06
	Global Projects		**Microfinance Enhancement Facility**	**Finance & Insurance**	**FY09, 10**
	Global Projects		Microvest Capital Management LLC	Collective Investment Vehicles	FY09
	Global Projects		**Novica United, Inc.**	**Information**	**FY03**
	Global Projects		ProCredit Holding	Finance & Insurance	FY01, 02, 03, 06, 09, 10
	Global Projects		**Rabobank Nederland**	**Agriculture and Forestry**	**FY09**
	Global Projects		Rural Impulse Fund II S.A., SICAV–SIF	Collective Investment Vehicles	FY10
	Global Projects		**Rural Impulse Fund S.A., SICAV–FIS**	**Collective Investment Vehicles**	**FY08, 10**
	Global Projects		ShoreCap II Limited	Collective Investment Vehicles	FY10
	Global Projects		**ShoreCap International**	**Collective Investment Vehicles**	**FY04**
	Global Projects		Standard Chartered Bank	Finance & Insurance	FY09, 10
	Global Projects		**Tecnomen Lifetree Corporation**	**Information**	**FY09**
	Global Projects		Voxiva, Inc.	Information	FY08
	Global Projects		**WaterHealth International**	**Utilities**	**FY10**
TOTAL IFC COMMITTED PORTFOLIO FOR GLOBAL					
TOTAL IFC COMMITTED PORTFOLIO FOR ITS OWN ACCOUNT					
TOTAL FOR IFC (NET OF WRITE–OFF AND OTHER ADJUSTMENTS)					

In this table, "Loan" field includes loan-type quasi-equity investments; and the "Equity" field includes equity-type quasi-equity investments.

1. Commitments include funds to be provided by IFC for its own account, funds to be provided by participants through the purchase of an interest in IFC's investment, and funds to be provided by other financial institutions in association with IFC, where IFC has rendered material assistance in mobilizing these funds. Original commitments are composed of disbursed and undisbursed balances. The undisbursed portion is revalued at current exchange rate, while the disbursed portion represents the cost of the commitment at the time of disbursement. Loans held for IFC are revalued at the current exchange rates. Amounts shown are for commitments outstanding at June 30, 2010, net of cancellations.

2. Investments held for IFC comprise the sum of the disbursed and outstanding balance together and the undisbursed balance of signed commitments, net of cancellations and before write-off and other adjustments.

3. The total IFC portfolio for its own account is composed of loan, equity, guarantee, and risk management products held for IFC's own account (includes write-off and other adjustments).

Original Commitment[1]		Investment for IFC's Account[2]				
Total IFC (US$ Millions)	Total Syndications (US$ Millions)	Loan (US$ Millions)	Equity (US$ Millions)	Committed Portfolio Loan and Equity (US$ Millions)	Total Guarantee and Risk Management (US$ Millions)	Total IFC Committed Portfolio for Its Own Account (US$ Millions)[3]
4.0	–	20.0	2.5	22.5	4.8	27.3
0.0	–	–	0.0	0.0	–	0.0
195.3	–	–	195.3	195.3	–	195.3
0.0	–	–	0.0	0.0	–	0.0
9.9	–	–	9.9	9.9	–	9.9
14.0	–	–	14.0	14.0	–	14.0
22.5	–	22.4	–	22.4	–	22.4
200.0	–	120.0	80.0	200.0	–	200.0
100.0	–	100.0	–	100.0	–	100.0
20.0	–	–	20.0	20.0	–	20.0
4.2	–	–	6.4	6.4	–	6.4
2.5	–	–	2.5	2.5	–	2.5
125.0	–	93.8	–	93.8	1.2	95.0
2.8	–	–	2.9	2.9	–	2.9
150.0	–	150.0	–	150.0	10.0	160.0
10.0	–	–	10.0	10.0	–	10.0
1.5	–	–	1.5	1.5	–	1.5
79.1	–	40.7	32.7	73.4	–	73.4
150.0	–	150.0	–	150.0	–	150.0
–	–	–	12.3	12.3	–	12.3
17.3	–	4.0	–	4.0	–	4.0
–	–	–	10.0	10.0	–	10.0
2.5	–	–	2.1	2.1	–	2.1
150.0	–	150.0	–	150.0	51.0	201.0
–	–	–	19.8	19.8	–	19.8
5.0	–	–	5.0	5.0	–	5.0
5.0	–	–	5.0	5.0	–	5.0
		1,232.1	556.2	1,788.3	67.0	1,855.2
		1,232.1	556.2	1,788.3	67.0	1,855.2
		26,369.4	10,347.9	36,717.3	2,973.2	39,690.5
				35,891.1	2,973.2	38,864.2

* Projects marked with an asterisk (*): IFC's investments in unincorporated oil and gas joint ventures (UJVs) are accounted for under the cost recovery method, as more fully described in Note A to the Corporation's FY10 consolidated financial statements. For the UJVs, investments held for IFC comprise the sum of the inception to date cash disbursements, net of cash receipts (until cost is recovered) plus the undisbursed balance of signed commitments, net of cancellations.

Notes

"0.0" means less than $50,000.

The operational investments are represented by loans and equity, as stated. In addition, in certain investments, IFC has the right to acquire shares and/or participate in the profits of the enterprise.

Certain investments reported as loan or equity with debt-like features have been separately reported as debt securities on IFC's consolidated balance sheet.

NOTES AND DEFINITIONS

The fiscal year at IFC runs from July 1 to June 30. Thus FY10 began on July 1, 2009, and ended on June 30, 2010. Investment amounts are given in U.S. dollars unless otherwise specified. On-lending is the process of lending funds from IFC's own sources through intermediaries, such as local banks and microfinance institutions.

Loan participants and IFC fully share the commercial credit risks of projects but, because IFC is the lender of record, participants receive the same tax and country risk benefits that IFC derives from its special status as a multilateral financial institution.

Quasi-equity instruments incorporate both loan and equity features, which are designed to provide varying degrees of risk/return trade-offs that lie between those of straight loan and equity investments.

Rounding of numbers may cause totals to differ from the sum of individual figures in some tables.

The World Bank includes the International Bank of Reconstruction and Development and the International Development Association. The World Bank Group includes IBRD, IDA, IFC, the Multilateral Investment Guarantee Agency, and the International Centre for Settlement of Investment Disputes.


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